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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 8, 2016 pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kadmon Holdings, LLC
to be converted as described herein to a corporation named

Kadmon Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	27-3576929 (I.R.S. Employer Identification No.)

450 East 29th Street
New York, NY 10016
Telephone: (212) 308-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Harlan W. Waksal, M.D.
President and Chief Executive Officer
450 East 29th Street
New York, NY 10016
Telephone: (212) 308-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher C. Paci, Esq. David C. Schwartz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020 Telephone: (212) 335-4500 Fax: (212) 335-4501	Steven N. Gordon, Esq. Executive Vice President and General Counsel 450 East 29th Street New York, NY 10016 Telephone: (212) 308-3900 Fax: (212) 355-7855	Peter N. Handrinos, Esq. Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, MA 02116 Telephone: (617) 948-6000 Fax: (617) 948-6001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value per share	$	$

(1)
Includes the offering price of shares of common stock that may be sold if the underwriters' option to purchase additional shares granted by the Registrant is exercised.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        Kadmon Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of this offering, Kadmon Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. As a result of the corporate conversion, the holders of membership units of Kadmon Holdings, LLC will become holders of shares of common stock of Kadmon Holdings, Inc. Holders of warrants and options to purchase membership units of Kadmon Holdings, LLC will become holders of warrants and options to purchase common stock of Kadmon Holdings, Inc., respectively. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Kadmon Holdings, LLC and do not give effect to the corporate conversion.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2016

PRELIMINARY PROSPECTUS

            Shares

Kadmon Holdings, LLC

Common Stock
$        per share

        This is an initial public offering of shares of common stock of Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. We are selling shares of our common stock. We currently expect the initial public offering price will be between $        and $        per share of common stock.

        We have granted the underwriters an option to purchase up to            additional shares of common stock to cover over-allotments.

        We intend to apply to list our common stock on the New York Stock Exchange (NYSE) under the symbol "KDMN."

        We are an "emerging growth company", as defined in Section 2(a) of the Securities Act of 1933 (Securities Act), and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

        Neither the U.S. Securities and Exchange Commission (SEC) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to Kadmon (before expenses)	$	$

(1)
See "Underwriting" on page 200 for additional information regarding underwriting compensation.

        We have granted the underwriters the right to purchase up to            additional shares of common stock to cover over-allotments, if any. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

        The underwriters expect to deliver the shares of common stock to investors on or about                        , 2016 through the book-entry facilities of The Depositary Trust Company.

Citigroup	RBC Capital Markets

                        , 2016.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

        For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See "Underwriting."

i

 BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of Kadmon Holdings, LLC and its domestic and international subsidiaries, all of which are wholly owned. Prior to the closing of this offering, we will complete a corporate conversion pursuant to which Kadmon Holdings, Inc. will succeed to the business of Kadmon Holdings, LLC and its consolidated subsidiaries, and the unitholders of Kadmon Holdings, LLC will become stockholders of Kadmon Holdings, Inc., as described under the heading "Corporate Conversion." In this prospectus, we refer to this transaction as the "Corporate Conversion." We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

TRADEMARKS

        This prospectus includes our trademarks, trade names and service marks, such as "Kadmon" and which are protected under applicable intellectual property laws and are the property, prior to the Corporate Conversion discussed herein, of Kadmon Holdings, LLC, or its subsidiaries, and after the Corporate Conversion, of Kadmon Holdings, Inc., or its subsidiaries. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ABOUT THIS PROSPECTUS

        Except where the context otherwise requires or where otherwise indicated, the terms "Kadmon," "we," "us," "our," "our company" and "our business" refer, prior to the Corporate Conversion discussed herein, to Kadmon Holdings, LLC, and after the Corporate Conversion, to Kadmon Holdings, Inc.

ii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

 Overview

        We are a fully integrated biopharmaceutical company engaged in the discovery, development and commercialization of small molecules and biologics to address disease areas of significant unmet medical need. We are actively developing product candidates in a number of indications within autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases. We leverage our multi-disciplinary research and clinical development group that has brought more than 15 drugs to market to identify and pursue a diverse portfolio of novel product candidates, both through in-licensing products and employing our small molecule and biologics platforms. By retaining global commercial rights to our lead product candidates, we believe that we have the ability to progress these candidates ourselves while maintaining flexibility for commercial and licensing arrangements. We expect to continue to progress our clinical candidates and have further clinical trial events to report throughout 2016.

        We utilize our advanced understanding of the molecular mechanisms of disease to establish development paths for disease areas where significant unmet medical needs exist. Below is a brief description of our most clinically advanced product candidates:

  •
  KD025, the most advanced candidate in our rho-associated coiled-coil kinase 2 (ROCK2) platform, is a potential first-in-class, orally administered selective ROCK2 inhibitor. ROCK2 is a molecular target in autoimmune, fibrotic and neurodegenerative diseases. We have established proof of concept for KD025 in autoimmune disease via an ongoing, open-label, dose-finding Phase 2 clinical trial in moderate to severe psoriasis, a chronic, immune-mediated, inflammatory skin disease affecting approximately 7.5 million people in the United States. In this ongoing study, KD025 has shown proof of clinical activity after 12 weeks for the treatment of relapsing moderate to severe psoriasis, and no safety issues have emerged that would preclude continued investigation. We plan to conduct Phase 2 proof of concept trials in fibrosis and other autoimmune diseases in 2016, including in idiopathic pulmonary fibrosis (IPF), chronic graft-versus-host disease (cGVHD), scleroderma and systemic lupus erythematosus (SLE).

  •
  Tesevatinib in Oncology.  Tesevatinib is an orally administered tyrosine kinase inhibitor (TKI) designed to block key molecular drivers of tumor growth, metastases and drug resistance, with the ability to penetrate the blood-brain barrier unlike other TKIs. In preclinical and early clinical studies, we have observed tesevatinib's potent activity against epidermal growth factor receptor (EGFR) and its accumulation in the lungs, leptomeninges and kidneys. We are conducting an open-label Phase 2 clinical study of tesevatinib in non-small cell lung cancer (NSCLC) with activating EGFR mutations in patients with brain metastases or leptomeningeal disease. In a previous 41-patient Phase 2 clinical study, tesevatinib demonstrated a 57% overall response rate in treatment-naïve NSCLC patients with activating EGFR mutations. Lung cancer kills approximately 1.4 million people globally each year and NSCLC is the most common form of lung cancer, accounting for approximately 85% of all cases. Activating EGFR mutations occur in approximately 15% of NSCLC patients. Approximately 25% to 30% of these NSCLC patients develop brain metastases or leptomeningeal disease. There are no effective approved therapies for these NSCLC patients, making this an area of significant unmet medical need.

  •
  Tesevatinib in Polycystic Kidney Disease (PKD).  Due to tesevatinib's ability to inhibit EGFR and proto-oncogene tyrosine-protein kinase Src (Src), which are key molecular drivers of PKD, and tesevatinib's ability to accumulate in the kidneys, we are developing tesevatinib to treat all forms of PKD. In our ongoing, 61-patient open-label Phase 2 clinical trial in autosomal dominant PKD (ADPKD), we have selected a dose of tesevatinib for additional clinical development. Following receipt of guidance from the U.S. Food and Drug Administration (FDA) on our planned registration pathway at an FDA End-of-Phase 2 meeting, we plan to initiate a Phase 3 registration-directed trial of tesevatinib in ADPKD in 2016. ADPKD is among the most prevalent monogenic diseases and afflicts approximately 600,000 individuals in the United States and 12.5 million individuals worldwide. Autosomal recessive PKD (ARPKD) is less common, occurring in one in approximately 20,000 newborns in the United States, and is significantly more severe. ARPKD often leads to death in infancy, while approximately 50% of children surviving the neonatal period progress to end-stage renal disease within the first decade of life. There are currently no approved drug therapies for ADPKD or ARPKD in the United States. In preclinical models of ARPKD, tesevatinib has demonstrated a statistically significant inhibition of formation and growth of kidney cysts and prevented further loss of kidney function.

  •
  KD026 is a non-systemically absorbed inhibitor of microsomal triglyceride transfer protein (MTP) that targets enterocytes, a lining cell of the intestine, and is being developed for the treatment of Type 2 diabetes. KD026's lack of systemic absorption provides an opportunity to treat patients with Type 2 diabetes who are resistant to current therapies or have renal insufficiency where other therapies are not indicated. In previously completed clinical studies of KD026 in 130 patients with Type 2 diabetes or hyperlipidemia, KD026 was associated with a reduction in Hemoglobin A1c (HbA1c) levels, a key marker in Type 2 diabetes. Additional metabolic benefits seen among patients treated with KD026 were lowered levels of low-density lipoprotein (LDL, known as "bad" cholesterol), lowered plasma glucose, lowered post-prandial lipids and body weight loss, all metabolic factors that drive ailments associated with Type 2 diabetes. KD026 is in an ongoing—Phase 2, 121-patient, fully enrolled, double-blind, placebo-controlled, dose-finding clinical study for Type 2 diabetes in combination with metformin. Type 2 diabetes is a metabolic disease that affects nearly 30 million people in the United States.

  •
  KD034 is our portfolio of proprietary enhanced formulations of trientine hydrochloride for the treatment of Wilson's disease, a rare autosomal recessive genetic disease of copper metabolism affecting approximately 10,000 individuals in the United States. We are developing proprietary formulations of trientine hydrochloride that we believe have the potential to address major shortcomings of currently available trientine hydrochloride formulations. In addition to these formulations, we will seek approval for a generic form of Syprine (trientine hydrochloride). We intend to use Kadmon Pharmaceuticals, our specialty-focused commercial organization, to market these formulations, if approved. Among the products promoted by Kadmon Pharmaceuticals is Syprine (trientine hydrochloride), indicated for the treatment of patients with Wilson's disease who are intolerant of penicillamine.

Our Strategy

        Our goal is to develop first-in-class, innovative therapies for indications with significant unmet medical needs, including autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases, and for which we plan, in many cases, to seek breakthrough designation from the FDA. Our key strategies to achieve this goal are listed below:

  •
  Develop KD025 and our ROCK2 inhibitor platform to produce novel treatments for autoimmune, fibrotic and neurodegenerative diseases.  We have synthesized and identified a diverse portfolio of potent and highly selective ROCK2 inhibitors to treat autoimmune, fibrotic and neurodegenerative diseases. We have selected more than 10 of these ROCK2 inhibitors which we believe have the greatest potential based on characteristics including potency, solubility, bioavailability and, in some cases, blood-brain barrier penetrance.

    We plan to develop KD025 for the treatment of autoimmune and fibrotic diseases with significant unmet medical needs. We have an ongoing Phase 2 clinical study of KD025 in moderate to severe psoriasis and, in 2016, plan to initiate additional Phase 2 clinical studies in other autoimmune diseases, including cGVHD, scleroderma and SLE, as well as expand our clinical program in moderate to severe psoriasis. In the area of fibrosis, our initial clinical strategy is to begin enrollment in a Phase 2 study of KD025 in IPF in 2016.

  •
  Rapidly advance tesevatinib in NSCLC with brain metastases or leptomeningeal disease, followed by glioblastoma, earlier-stage NSCLC and other solid tumors.  We are initially developing tesevatinib for NSCLC patients with activating EGFR mutations who develop brain metastases or leptomeningeal disease, and have an ongoing Phase 2 clinical study in these indications. We believe tesevatinib is ideally suited to treat these patient populations due to the molecule's potent inhibition of EGFR, blood-brain barrier penetrance and specific tissue distribution. Tesevatinib penetrates the blood-brain barrier, with equal concentration in the brain as in the blood, and accumulates greater than 15-fold in the leptomeninges and 30-fold in the lungs compared to blood. We believe that these indications represent the fastest potential path to FDA approval due to the lack of currently approved treatments in these patient populations. If we are successful in registering tesevatinib as a treatment for these initial indications, we plan to pursue clinical trials in additional solid tumors, including glioblastoma and earlier-stage NSCLC.

  •
  Rapidly advance tesevatinib for the treatment of ADPKD and ARPKD.  We are evaluating the safety and tolerability of tesevatinib in ADPKD in an ongoing Phase 1b/2a clinical study and in ARPKD in a planned Phase 1/2 clinical study. We believe tesevatinib's potent anti-EGFR activity and 15-fold greater accumulation in the kidneys than in blood make it an ideal candidate to address this monogenic disease in which EGFR is strongly implicated as playing an important role in kidney cyst formation. As a result, we are investigating treatment at a significantly lower dosage compared to oncology indications, with the goal of minimizing dose-dependent side effects. PKD is a disease that requires chronic treatment, and we believe that tesevatinib's tolerability profile makes it an attractive therapeutic product candidate. To address ARPKD, a pediatric disease closely related to ADPKD, we have developed a proprietary liquid formulation of tesevatinib suitable for young children that is designed to enable titration of the medication by weight to find the appropriate dose. We plan to pursue registration study programs in both ADPKD and ARPKD in 2016.

  •
  Seek a potential collaborator for further development of KD026 after completion of two additional clinical trials for Type 2 diabetes.  If the outcomes of our ongoing Phase 2 clinical trial of KD026 in combination with metformin are positive, we will carry out two additional Phase 2 trials in 2016: one in subjects with compromised renal function, the other in subjects currently treated with approved Type 2 diabetes therapies. We believe these additional trials will enhance the attractiveness of KD026 to potential collaborators. We would then seek to enter into a collaboration agreement to further advance KD026 development in a Phase 3 clinical trial. We believe that due to the cost and complexity of executing a Phase 3 clinical trial in Type 2 diabetes, a collaboration with a third party would be the most expeditious and economical path toward potential registration.

  •
  Leverage our drug discovery platforms to identify and develop new product candidates for additional diseases with significant unmet medical need.  Our drug discovery platforms are focused on small molecule chemistry and biologics. Our discovery platforms support the future growth of our pipeline and fuel the discovery of new targets and the development of drugs to inhibit these targets. To date, these platforms have produced a strong pipeline of preclinical product candidates. Our most advanced novel preclinical product candidate from our biologics platform, KD033, is an anti-PD-L1/IL-15 fusion protein, which combines a master regulator (PD-L1) and a potent stimulator (IL-15) of immune response targeted to the tumor site. KD033 inhibits the PD-L1 pathway to reduce immune checkpoint blockade while simultaneously directing an IL-15-stimulated, specific immune response in the tumor microenvironment.

  •
  Build on and leverage our commercial infrastructure to market therapies for Wilson's disease and support our clinical development programs.  We plan to seek approval for our proprietary enhanced formulations of trientine hydrochloride for the treatment of Wilson's disease under a Section 505(b)(2) New Drug Application (NDA) pathway. In addition, we plan to seek approval under an Abbreviated New Drug Application (ANDA) for a generic form of Syprine. We intend to use Kadmon Pharmaceuticals, our specialty-focused commercial organization to market these formulations, if approved. In addition, our commercial business provides support and infrastructure for the development and future commercialization of our clinical-stage product candidates. We intend to continue to leverage this capability to optimize our development programs.

Our Clinical-Stage Pipeline

        We maintain global rights to the following product candidates:

 ROCK2 Inhibitor Platform (Lead Compound: KD025)

        A central goal in the study of autoimmune disease is to develop therapies that down-regulate pro-inflammatory immune responses while preserving the immune system's ability to fight infections and tumors. Through our studies of the role of ROCK2 in immune cells, we have demonstrated that selective ROCK2 inhibition affects key cellular functions that control and restore balance to the immune system. ROCK2 inhibition with KD025 reduces the production of pro-inflammatory cytokines IL-17, IL-21 and IL-22 by T helper 17 (Th17) cells through the down-regulation of STAT3, a key regulator of the inflammatory pathway. ROCK2 inhibition concurrently increases the suppressive function of regulatory T cells (Tregs) through activation of STAT5, a controller of regulatory cell function, helping to resolve inflammation with a minimal effect on the rest of the immune response.

        In fibrotic diseases, ROCK2 signaling is up-regulated throughout the fibrotic process, effecting macrophage infiltration, endothelial cell activation and myofibroblast differentiation. These processes result in the deposition of excess collagen and creation of scar tissue. We believe that ROCK2 inhibition with KD025 has the potential to halt and reverse these processes to successfully treat fibrotic diseases.

        It is well understood that neurodegenerative diseases have a neuroinflammatory component. These observations, coupled with the effects of ROCK2 on neuronal cell behavior, indicate that ROCK2 inhibition may play an important role in the treatment of neurodegenerative diseases, including, among many others, multiple sclerosis, Alzheimer's disease and Huntington's disease.

        To establish proof of concept in autoimmune disease, our current focus is on the treatment of moderate to severe psoriasis, for which we are conducting an ongoing Phase 2 clinical study. Additional Phase 2 clinical studies of KD025 in immune disorders are planned in cGVHD, scleroderma and SLE. In fibrotic disease, we plan to initiate a Phase 2 clinical study in IPF in 2016, with additional studies planned in myelofibrosis, kidney fibrosis and liver fibrosis. In addition, we plan to study our ROCK2 inhibitors for the treatment of neurodegenerative diseases, including, among others, multiple sclerosis, Alzheimer's disease and Huntington's disease. KD025 has already demonstrated promising results in our preclinical studies in many of these indications.

 Risks Related to Our Business

        Our ability to successfully implement our business strategy is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others:

  •
  We have incurred substantial losses since our inception and anticipate that we will continue to incur losses for the foreseeable future and may not achieve or sustain profitability.

  •
  Our level of indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

  •
  Clinical development is a lengthy and expensive process with a potentially uncertain outcome. Our long-term success depends upon the successful development and commercialization of our product candidates. To obtain regulatory approval to market our products, preclinical studies and costly and lengthy clinical trials are required. The conduct of preclinical studies and clinical trials is subject to numerous risks and results of the studies and trials are highly uncertain.

  •
  Even if we obtain regulatory approval for our product candidates, they may never be successfully launched, achieve market acceptance or become profitable, in which case our business, prospects, operating results and financial condition may be materially harmed.

  •
  We face substantial competition, which may result in others discovering, developing and commercializing products before or more successfully than our products and product candidates.

  •
  The environment in which our regulatory submissions may be reviewed changes over time, which may make it more difficult to obtain regulatory approval of any of our product candidates.

  •
  We cannot be certain how profitable, if at all, the commercialization of our marketed products will be.

  •
  We expect to continue to contract with third-party suppliers for the manufacturing of our commercial product portfolio as well as our developmental product candidates for clinical trial use and, if approved, for commercialization.

  •
  We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

  •
  We rely in part on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

  •
  Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

Corporate Conversion

        We currently operate as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. As a result of the Corporate Conversion, the holders of the different classes of units of Kadmon Holdings, LLC will become holders of shares of common stock of Kadmon Holdings, Inc. Holders of warrants and options to purchase units of Kadmon Holdings, LLC will become holders of warrants and options to purchase common stock of Kadmon Holdings, Inc., respectively. The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will be entitled to receive in the Corporate Conversion will be determined in accordance with a formula that is set forth in the plan of conversion and varies depending on which class of units a holder owns. The number of shares of common stock of Kadmon Holdings, Inc. that warrants or options will be exercisable for, following the Corporate Conversion, will also vary depending on the initial public offering price set forth on the cover of this prospectus.

        The information in this prospectus regarding the shares of our common stock to be issued or issuable to holders of outstanding membership units and warrants of Kadmon Holdings, LLC and issuable upon conversion of the Senior Convertible Term Loan and the Second-Lien Convert is based on an assumed initial public offering price per share of common stock of $            , which is the midpoint of the estimated range set forth on the cover of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $            , the actual number of shares of common stock issued in connection with the Corporate Conversion or issuable thereafter upon exercise of options and warrants and conversion of the Senior Convertible Term Loan and the Second-Lien Convert will be adjusted accordingly. See "Pricing Sensitivity Analysis" to see how the number of shares to be issued in the Corporate Conversion or issuable thereafter upon exercise of options and warrants and conversion of the Senior Convertible Term Loan and the Second-Lien Convert would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the estimated price range indicated on the cover of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

        The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering our common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the Corporate Conversion, see "Corporate Conversion." References in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the Corporate Conversion relate to the capitalization and equity and shares of Kadmon Holdings, LLC, and after the Corporate Conversion, to Kadmon Holdings, Inc.

        The consolidated financial statements included elsewhere in this prospectus are those of Kadmon Holdings, LLC and its consolidated operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  being permitted to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

  •
  not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act);

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB), regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  •
  exemption from the requirement to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes"; and

  •
  not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity.

Corporate Information

        Kadmon Holdings, LLC was established in Delaware in September 2010. Prior to the closing of this offering, we will complete a Corporate Conversion pursuant to which Kadmon Holdings, Inc. will succeed to the business of Kadmon Holdings, LLC and its consolidated subsidiaries, and the equity holders of Kadmon Holdings, LLC will become stockholders of Kadmon Holdings, Inc. See "Corporate Conversion." Our principal executive offices are located at 450 East 29th Street, New York, New York 10016, and our telephone number at that address is (212) 308-6000. Our website is located at www.kadmon.com. Our website, and the information on our website, is neither part of this prospectus nor incorporated by reference herein.

 THE OFFERING

Common stock offered by us	shares
Underwriters' option to purchase additional shares of common stock from us	shares
Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock).
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, but before estimated offering expenses, will be approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming the shares are offered at $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

We intend to use the net proceeds that we receive from the offering to: (i) advance KD025 through certain Phase 2 clinical studies; (ii) advance planned Phase 2 and Phase 3 clinical studies of tesevatinib; (iii) advance KD026 through an ongoing Phase 2 clinical study and initiate additional Phase 2 studies; (iv) conduct pharmacokinetic and bioequivalence studies in connection with the development of various formulations of KD034; (v) conduct various KD025 and tesevatinib toxicology studies, as well as other costs to develop various antibodies; (vi) fund chemistry, manufacturing and controls costs (CMCC) to support clinical supply needs, process optimization and reformulation efforts, and ongoing drug stability expenses; and (vii) fund working capital and for other general corporate purposes. See "Use of Proceeds."

Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends to holders of shares of common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or of our subsidiaries. See "Dividend Policy."

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Proposed NYSE symbol	"KDMN"

        In this prospectus, unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering and the other information based thereon does not reflect:

  •
  3,722,180 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2015 at a weighted-average exercise price of $5.90 per share, 1,957,206 of which are exercisable as of September 30, 2015;

  •
  5,000,000 shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $6.00 per share, none of which is exercisable as of September 30, 2015;

  •
              shares of common stock issuable at our option under our 2014 Long-Term Incentive Plan, as amended (2014 LTIP), as of September 30, 2015;

  •
              shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes            shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of September 30, 2015;

  •
              shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan;

  •
              shares issuable upon the exercise of warrants outstanding as of September 30, 2015 at a weighted-average exercise price of $            per share following the Corporate Conversion; and

  •
              shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert.

        Unless otherwise indicated, this prospectus assumes:

  •
  the completion of our Corporate Conversion, as a result of which all outstanding units of Kadmon Holdings, LLC will be converted into            shares of common stock of Kadmon Holdings, Inc., warrants of Kadmon Holdings, LLC will be converted into the right to purchase shares of common stock of Kadmon Holdings, Inc. and options of Kadmon Holdings, LLC will be converted into options to purchase shares of common stock of Kadmon Holdings, Inc., in each case, based on the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of             units for one share of common stock;

  •
  an initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover of this prospectus; and

  •
  no exercise of the underwriters' option to purchase up to an additional            shares of our common stock.

        The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the information regarding the warrants exercisable following the Corporate Conversion, and the number of shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert will vary depending on the initial public offering price. See "Corporate Conversion" and "Pricing sensitivity analysis" for additional information.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data and other operating data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following information together with the more detailed information contained in "Selected consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus.

        The consolidated statements of operations data for the year ended December 31, 2014 and 2013 and the consolidated balance sheet data at December 31, 2014 and 2013, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2015 and the nine months ended September 30, 2014 and the consolidated balance sheet data at September 30, 2015 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Nine months ended September 30,				Year ended December 31,
	2015		2014		2014		2013
	(unaudited)
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Total revenue		$27,781		$68,145		$95,018		$51,319
Cost of sales		3,142		5,407		6,123		4,850
Write-down of inventory		2,069		4,623		4,916		1,400

Gross profit		$22,570		$58,115		$83,979		$45,069

Operating expenses:
Research and development		20,440		20,553		29,101		25,635
Selling, general and administrative		85,323		68,461		93,167		86,262
Impairment loss on intangible asset		31,269		—		—		—
Gain on divestiture of marketing rights		—		—		—		(13,418)
Loss from operations		(114,462)		(30,899)		(38,289)		(53,410)
Other expense (income)		(1,850)		14,431		26,096		51,883

Net loss		$(112,612)		$(45,330)		$(64,356)		$(105,294)

Basic and diluted net loss per share of common stock	$		$		$		$
Weighted average basic and diluted shares of common stock outstanding
Unaudited pro forma net loss	$		$		$		$
Unaudited pro forma basic and diluted net loss per share of common stock	$		$		$		$
Unaudited pro forma weighted average basic and diluted shares of common stock outstanding

	As of September 30, 2015
	Actual (unaudited)	Pro forma(1) (unaudited)	Pro forma as adjusted(2) (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,702	$	$
Working capital deficit	$(30,726)	$	$
Total assets	$82,951	$	$
Total redeemable convertible stock	$47,238	$	$
Total debt	$184,908	$	$
Total members' deficit	$(240,701)	$	$

(1)
The pro forma balance sheet data give effect to the conversion of all outstanding units of our Class A, B, C, D and E membership units into an aggregate of                shares of common stock upon the closing of this offering assuming the closing of this offering occurred on            at an initial public offering price of             per share.

(2)
The pro forma as adjusted balance sheet data give effect to our issuance and sale of                shares of common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) at an assumed initial public offering price of $                per share, the midpoint of the price range listed on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position

We have incurred substantial losses since our inception, anticipate that we will continue to incur losses for the foreseeable future and may not achieve or sustain profitability.

        Since inception, we have incurred substantial operating losses. Our consolidated net loss was $112.6 million for the nine months ended September 30, 2015 (unaudited), $64.4 million for the year ended December 31, 2014 and $105.3 million for the year ended December 31, 2013. Our accumulated deficit was $609.4 million (unaudited) as of September 30, 2015 and $496.8 million as of December 31, 2014.

        To date, we have financed our operations primarily through private placements of our membership units, debt financing and, to a lesser extent, through equipment lease financings. We expect to continue to incur significant expenses related to the development of our clinical product candidates for at least the next several years. We anticipate that our expenses will increase substantially as we:

  •
  initiate or continue our clinical trials related to our four most advanced product candidates (KD025, tesevatinib, KD026 and KD034);

  •
  continue the research and development of our other product candidates;

  •
  seek to discover additional product candidates;

  •
  seek regulatory approvals for our product candidates that successfully complete clinical trials;

  •
  transition to operating as a public company;

  •
  scale up our sales, marketing and distribution infrastructure and product sourcing capabilities to commercialize additional products we may acquire or license from others or for which we may develop and obtain regulatory approval; and

  •
  scale up our operational, financial and management information systems and personnel, including personnel to support our product development and planned additional commercialization efforts.

        In the absence of substantial revenue from the sale of products in our ribavirin portfolio, Qsymia, which we co-promote with VIVUS, Inc. (VIVUS), and Syprine, which we co-promote with Valeant Pharmaceuticals North America, LLC (Valeant), or from other sources (the amount, timing, nature or source of which cannot be predicted), we expect our substantial losses to continue and we may need to discontinue operations. Our ability to generate sufficient revenues from our existing products or from any of our product candidates in development, and to transition to profitability and generate consistent positive cash flow is uncertain. We may continue to incur losses and negative cash flow and may never transition to profitability or positive cash flow.

Our level of indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

        Since our inception, we have incurred substantial indebtedness in order to fund acquisitions, research and development activities and the operations of our commercial pharmaceutical business. As of September 30, 2015, including repayment obligations such as fees and paid-in-kind (PIK) interest, we had approximately $35.0 million outstanding under the 2015 Credit Agreement, which has a maturity date of June 17, 2018, approximately $70.8 million outstanding under the Senior Convertible Term Loan, which has a maturity date of June 17, 2018, and approximately $95.4 million of the Second-Lien Convert, which matures on August 28, 2019. We also had approximately $5.0 million of other funded debt. In addition, we have incurred recurring losses from operations and have deficiencies in working capital and members' capital at September 30, 2015.

        Our level of indebtedness will increase as a result of the PIK interest feature of the Senior Convertible Term Loan and the Second-Lien Convert. In addition, our level of indebtedness could adversely affect our business by, among other things:

  •
  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including research and development, investment in our commercial operations and business development efforts;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a disadvantage to our competitors that may have less debt;

  •
  limiting our flexibility in consolidating our corporate operations due to certain covenants that require us to maintain minimum liquidity in our business; and

  •
  increasing our vulnerability to adverse economic and industry conditions.

We may not be able to generate sufficient cash to pay our indebtedness, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on, or to refinance, our debt obligations depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. If our cash flow and capital resources are insufficient to timely fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements may restrict our ability to pursue any of these alternatives.

Our 2015 Credit Agreement and Senior Convertible Term Loan both mature on June 17, 2018 and the Second-Lien Convert matures on August 28, 2019. We may not be able to refinance our debt under these facilities before these maturity dates, in which event our ability to continue our operations would be materially and adversely impacted.

        Our 2015 Credit Agreement and Senior Convertible Term Loan both mature on June 17, 2018 and the Second-Lien Convert matures on August 28, 2019. No assurances can be given that we will be able to refinance this debt on or before these maturity dates. Subsequent debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to refinance our debt under these facilities or negotiate an extension of such facilities prior to their maturity dates, the lenders thereunder may accelerate our indebtedness and exercise the remedies available to them as secured creditors, including foreclosure on the assets that we have pledged as security. In that event, our ability to continue our operations may be materially and adversely impacted. If we raise additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may be required to pledge certain assets, grant licenses on terms that may not be favorable to us or relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We will need additional funding in the future, which may not be available to us, and this may force us to delay, reduce or eliminate our product development programs or commercialization efforts.

        We will need to expend substantial resources for research and development and commercialization of our marketed products, including costs associated with:

  •
  clinical trials for our product candidates;

  •
  discovery of additional product candidates;

  •
  life-cycle management of our marketed products;

  •
  the continued commercialization of our commercial products; and

  •
  preparing for potential commercialization of our late-stage product candidates and, if one or more of those product candidates receive(s) regulatory approval, to fund the launch of that (those) product(s).

        We believe that the net proceeds of this offering, together with the funds generated from the sale of our marketed products for commercial and clinical trial purposes, will enable us to sustain our operations for the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect that the net proceeds from this offering and our existing cash, cash equivalents and restricted cash will be sufficient to enable us to fund the completion of development and commercialization of any of our product candidates. We do not have any additional committed external source of funds. Additionally, our revenues may fall short of our projections or be delayed, or our expenses may increase, which could result in our capital being consumed significantly faster than anticipated. Our expenses may increase for many reasons, including:

  •
  clinical-trial related expenses for our product candidates;

  •
  the potential launch and marketing of our late-stage product candidates; and/or

  •
  manufacturing scale-up for commercialization of our late-stage product candidates.

To the extent that we need to raise additional capital through the sale of equity or convertible debt securities, investors in our common stock will be diluted, and the terms of any newly issued securities may include liquidation or other preferences that adversely affect the value of our common stock.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

        Based on our recurring losses from operations and the deficiencies in working capital and members' capital, our independent registered public accounting firm has included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2014 expressing substantial doubt about our ability to continue as a going concern. We expect to incur further losses over the next several years as we develop our business, and we will require significant additional funding to continue operations. If we are unable to continue as a going concern, we may be unable to meet our debt obligations, which could result in an acceleration of our obligation to repay such amounts, and we may be forced to liquidate our assets. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Our ability to utilize our net operating loss carry-forwards and certain other tax attributes may be limited.

        We have incurred substantial losses during our history and may never achieve profitability. To the extent that we continue to generate losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. As of December 31, 2014, we had unused federal and state net operating loss (NOL) carry-forwards of approximately $383.5 million and if we experience an ownership change in the future (such as, potentially, in connection with this offering), this could have a material impact on the NOL carry-forwards available for future use. As of December 31, 2014, we have fully reserved the deferred tax asset related to our NOL carry-forwards as reflected in our audited consolidated financial statements. Under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership by one or more 5-percent shareholders (with all non-5-percent shareholders being treated as a single 5-percent shareholder for this purpose) over a three-year period), the corporation's ability to use its pre-change NOL carry-forwards and other pre-change tax attributes to offset its post-change income may be limited. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Our Clinical Development Pipeline

Clinical development is a lengthy and expensive process with a potentially uncertain outcome. Our long-term success depends upon the successful development and commercialization of our product candidates. To obtain regulatory approval to market our products, preclinical studies and costly and lengthy clinical trials are required. The conduct of preclinical studies and clinical trials is subject to numerous risks and results of the studies and trials are highly uncertain.

        We currently have no internally clinically-developed products approved for sale and we cannot guarantee that we will ever develop such products. To date, we have invested a significant portion of our efforts and financial resources in the acquisition and development of our product candidates. Our long-term success depends upon the successful development, regulatory approval and commercialization of these product candidates. If we fail to obtain regulatory approval to market and sell our product candidates, or if approval is delayed, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished and the capital necessary to fund our operations will be increased. Four of our product candidates, KD025, tesevatinib, KD026 and KD034 are in clinical trials and we have additional product candidates in early clinical and preclinical development. Our business depends significantly on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

        We cannot be certain as to what type and how many clinical trials the FDA, or equivalent foreign regulatory agencies, will require us to conduct before we may successfully gain approval to market any of our product candidates. Prior to approving a new drug or biologic, the FDA generally requires that the effectiveness of the product candidate (which is not typically fully investigated until Phase 3) be demonstrated in two adequate and well-controlled clinical trials. In some situations, the FDA approves drugs or biologics on the basis of a single well-controlled clinical trial establishing effectiveness. However, if the FDA or the European Medicines Agency (EMA) determines that our Phase 3 clinical trial results do not demonstrate a statistically significant, clinically meaningful benefit with an acceptable safety profile, or if the FDA or EMA requires us to conduct additional Phase 3 clinical trials in order to gain approval, we will incur significant additional development costs and commercialization of these products would be prevented or delayed and our business would be adversely affected.

Our ongoing clinical trials are subject to delays or setbacks for a variety of common and unpredictable reasons.

        We may experience unforeseen delays or setbacks in our ongoing clinical trials, such as trial initiation timing, trial redesign or amendments, timing and availability of patient enrollment or successful trial completion. Such delays and setbacks are common and unpredictable in pharmaceutical drug development. Clinical trials can be delayed for a variety of reasons, including delays related to:

  •
  regulatory objections to commencing a clinical trial, continuing a clinical trial that is underway, or proceeding to the next phase of investigation, including inability to reach agreement with the FDA or non-U.S. regulators regarding the scope or design of our clinical trials or for other reasons such as safety concerns that might be identified through preclinical testing and animal studies or clinical trials, at any stage;

  •
  reaching agreement on acceptable terms with prospective contract research organizations (CROs), and clinical trial sites (the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites);

  •
  failure of CROs or other third-party contractors to comply with contractual and regulatory requirements or to perform their services in a timely or acceptable manner;

  •
  difficulty identifying and engaging qualified clinical investigators;

  •
  obtaining institutional review board (IRB) approval at each site;

  •
  difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as product candidates we seek to commercialize;

  •
  having patients complete a trial or return for post-treatment follow-up;

  •
  clinical sites deviating from trial protocol or dropping out of a trial;

  •
  inability to retain patients in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy, particularly for those patients receiving a placebo;

  •
  withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

  •
  adding new clinical trial sites;

  •
  inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

  •
  changes in applicable regulatory policies and regulations;

  •
  insufficient data to support regulatory approval;

  •
  difficulty in maintaining contact with subjects during or after treatment, which may result in incomplete data; or

  •
  manufacturing sufficient quantities of the product candidate for use in clinical trials.

        Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Furthermore, we rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance.

        We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including:

  •
  failure by us, CROs or clinical investigators to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

  •
  failed inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

  •
  unforeseen safety or efficacy issues or any determination that a clinical trial presents unacceptable health risks;

  •
  failure to demonstrate a benefit from using a drug; or

  •
  lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties, changes in governmental regulations or administrative actions, or other reasons.

        If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes of the FDA and similar foreign authorities are lengthy, time consuming, expensive and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

        The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

        Our product candidates could fail to receive regulatory approval for many reasons, including:

  •
  the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

  •
  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

  •
  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

  •
  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support a submission for regulatory approval in the United States or elsewhere;

  •
  the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and/or

  •
  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

        This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates KD025, tesevatinib, KD026 and/or KD034, which would significantly harm our business, results of operations and prospects.

        In addition, even if we were to obtain approval, regulatory authorities may:

  •
  approve any of our product candidates for fewer or more limited indications than we request;

  •
  may not approve the price we intend to charge for our products;

  •
  may grant approval contingent on the performance of costly post-marketing clinical trials; or

  •
  may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

        If we do not achieve our projected development goals in the timeframes we announce and expect, or we face significant competition from other biotechnology and pharmaceutical companies, the commercialization of our products may be delayed, our operating results may be lower that we expect, the credibility of our management may be adversely affected and, as a result, the value of our common stock may decline.

Even if we obtain regulatory approval for our product candidates, they may never be successfully launched or become profitable, in which case our business, prospects, operating results and financial condition may be materially harmed.

        In order to successfully launch our product candidates and have them become profitable, we anticipate that we will have to dedicate substantial time and resources and hire additional personnel to expand and enhance our commercial infrastructure, which will at a minimum include the following:

  •
  ensure the quality of the product candidate manufactured by our suppliers and by us;

  •
  expand our sales and marketing force;

  •
  expand and enhance programs and other procedures to educate physicians and drive physician adoption of our product candidates;

  •
  create additional policies and procedures, and hire additional personnel to carry out those policies and procedures, to ensure customer satisfaction with our products;

  •
  obtain reimbursement for hospitals and physicians; and

  •
  expand and enhance our general and administrative operations to manage our anticipated growth in operations and to support public company activities.

        Because of the numerous risks and uncertainties associated with launch and profitability of our product candidates, we are unable to predict the extent of any future losses, or when we will become profitable, if ever.

Our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is obtained, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

        Undesirable or unexpected side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

        Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable or unexpected side effects caused by such products, a number of potentially significant negative consequences could result, including:

  •
  we could be sued and held liable for harm caused to patients;

  •
  sales of the product may decrease significantly; and/or

  •
  our reputation may suffer.

        In addition, a regulatory agency may:

  •
  suspend or withdraw approvals of such product;

  •
  suspend any ongoing clinical trials;

  •
  refuse to approve pending applications or supplements to approved applications filed by us, our collaborators or our potential future collaborators;

  •
  require additional warnings on the label;

  •
  require that we create a medication guide outlining the risks of such side effects for distribution to patients;

  •
  issue warning letters;

  •
  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

  •
  require us or our collaborators to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

  •
  impose other civil or criminal penalties;

  •
  impose restrictions on operations, including costly new manufacturing requirements; or

  •
  seize or detain products or require a product recall.

        Non-compliance may also result in potential whistleblower lawsuits and the potential for liability under the False Claims Act or other laws and regulations, as discussed above. Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities.

        Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. In addition, data obtained from tests are susceptible to varying interpretations, and regulators may not interpret data as favorably as we do, which may delay, limit or prevent regulatory approval.

        We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent registration clinical trials. Similarly, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

        In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval.

        In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 1, Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

        Further, our product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in the FDA or other agencies' approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We may not be successful in our efforts to use and expand our drug discovery platforms to build a pipeline of product candidates.

        A key element of our strategy is to leverage our drug discovery platforms to identify and develop new product candidates for additional diseases with significant unmet medical needs. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of our common stock.

Biologics carry particular risks and uncertainties, which could have a negative impact on future results of operations.

        Through our drug discovery platform, we are currently engaged in the development of novel highly active bi-functional proteins for immunotherapy in oncology indications. The successful development, testing, manufacturing and commercialization of biologics is a long, expensive and uncertain process. There are particular risks and uncertainties with biologics, including:

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  There may be limited access to and supply of normal and diseased tissue samples, cell lines, pathogens, bacteria, viral strains and other biological materials. In addition, government regulations in multiple jurisdictions, such as the United States and the European Union, could result in restricted access to, or transport or use of, such materials. If we lose access to sufficient sources of such materials, or if tighter restrictions are imposed on the use of such materials, we may not be able to conduct research activities as planned and may incur additional development costs.

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  The development, manufacturing and marketing of biologics are subject to regulation by the FDA, the EMA and other regulatory bodies. These regulations are often more complex and extensive than the regulations applicable to other pharmaceutical products. For example, in the United States, a Biologics License Application (BLA) including both preclinical and clinical trial data and extensive data regarding the manufacturing procedures is required for human vaccine candidates and FDA approval is required for the release of each manufactured commercial lot.

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  Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living micro-organisms. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes.

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  Biologics are frequently costly to manufacture because production ingredients are derived from living animal or plant material, and most biologics cannot be made synthetically. In particular, keeping up with the demand for vaccines may be difficult due to the complexity of producing vaccines.

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  The use of biologically derived ingredients can lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

        Any of these events could result in substantial costs and result in a material adverse effect on our business and results of operations.

We face substantial competition, which may result in others discovering, developing and commercializing products before or more successfully than our products and product candidates.

        The development and commercialization of new therapeutics is highly competitive. We face competition (from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide) with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Several large pharmaceutical, specialty pharmaceutical and biotechnology companies currently market and sell products for the treatment of the solid tumor indications for which we are developing our product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of these competitors are attempting to develop therapeutics for our target indications.

        There are products already approved for many of the diseases we are targeting. Many of these approved products are well established therapies and are widely accepted by physicians, patients and third-party payors. This may make it difficult for us to achieve our business strategy of replacing existing therapies with our product candidates. There are also a number of products in late stage clinical development to treat solid tumors, in viral and immunological disorders. Our competitors may develop products that are safer, more effective, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our product candidates for which we intend to seek approval may face competition sooner than anticipated, and for biologics there is additional uncertainty as the relevant law is relatively new and there is limited precedent.

        Although we plan to pursue all available FDA exclusivities for our product candidates, we may face competition sooner than anticipated. Market and data exclusivity provisions under the Federal Food, Drug and Cosmetic Act (FDCA) can delay the submission or the approval of certain applications for competing products. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity, running from the time of NDA approval. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the five-year exclusivity period for a new chemical entity, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that references the previously approved drug. However, the FDA may accept an ANDA or 505(b)(2) NDA for review after four years if it contains a certification of patent invalidity or non-infringement.

        The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example (for new indications, dosages, strengths or dosage forms of an existing drug). This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product.

        Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

        The 2010 Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act (collectively, the PPACA), signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

        We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

        None of our product candidates is approved for sale in any jurisdiction, including international markets, and we have limited experience in obtaining regulatory approval in international markets. In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays.

        In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed. As described above, such effects include the risks that:

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  any current or future product candidates we may seek to develop may not generate preclinical or clinical data that are deemed sufficient by regulators in a given jurisdiction;

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  product candidates may not be approved for all indications requested, or any indications at all, in a given jurisdiction which could limit the uses of any future product candidates we may seek to develop and have an adverse effect on product sales and potential royalties; or

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  such approval in a given jurisdiction may be subject to limitations on the indicated uses for which the product may be marketed or require costly post-marketing follow-up studies.

        Foreign regulators may have requirements for marketing authorization holders or distributors to have a legal or physical presence in that country. Consideration of and compliance with these requirements may result in additional time and expense before we can pursue or obtain marketing authorization in foreign jurisdictions. If we do receive approval in other countries, we may enter into sales and marketing arrangements with third parties for international sales of any approved products.

The environment in which our regulatory submissions may be reviewed changes over time, which may make it more difficult to obtain regulatory approval of any of our product candidates.

        The environment in which our regulatory submissions are reviewed changes over time. Average review times at the FDA for NDAs and BLAs fluctuate, and we cannot predict the review time for any submission with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes. Moreover, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk evaluation and mitigation strategies (REMS) that may, for instance, restrict distribution of drug or biologic products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from preclinical studies and clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense, a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

        In addition, data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of our product candidates. Changes in FDA personnel responsible for review of our submissions could also impact the manner in which our data are viewed. Further, regulatory attitudes toward the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information (including on other products), policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

We may seek breakthrough therapy designation by the FDA for any of our product candidates but there is no assurance that we will request or receive such designation, and, in any event, even if we do receive such designation, it may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval in the United States.

        We may apply for breakthrough therapy designation for some of our product candidates. The FDA is authorized to designate a product candidate as a breakthrough therapy if it finds that the product is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

        Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates without the breakthrough therapy designation and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track, Accelerated Approval and/or Priority Review designation of some of our product candidates. There is no assurance that the FDA will grant such designations and, even if it does grant any such designation for one of our product candidates, that designation may not ultimately lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval in the United States.

        We may seek Fast Track, Accelerated Approval and/or Priority Review designation and review for our product candidates. We have not, at this point, had any specific discussions with the FDA about the potential for any of our product candidates to take advantage of these potential pathways. The FDA has broad discretion whether or not to grant any of these designations, so even if we believe a particular product candidate is eligible for such a designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw any such designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, any such designation does not have any impact on the likelihood that a product candidate will ultimately be granted marketing approval in the United States.

We plan to seek orphan product designation for certain of our product candidates for certain indications, and we may be unable to obtain orphan product designation, and even if we do, we may be unable to maintain the benefits associated with orphan product designation, including the potential for marketing exclusivity. Moreover, if our competitors are able to obtain orphan product designation and the associated exclusivity for their products that are competitors with our product candidates, the applicable regulatory authority may be prohibited from approving our products for a significant period of time.

        Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as having a prevalence of 200,000 affected individuals in the United States or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers.

        Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for the same indication for that time period, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

        Moreover, even if we obtain orphan designation, we may not be the first to obtain marketing approval of our product candidate for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while we intend to seek orphan drug designation for our product candidates, we may never receive such designations.

Independent clinical investigators that we engage and CROs that we engage in the future to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

        We expect to continue to depend on independent clinical investigators and may depend on CROs to conduct some of our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs, if any, will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA requires that we comply with standards, commonly referred to as current Good Clinical Practice (cGCP) for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures could adversely affect the clinical development of our product candidates and harm our business.

We may not be able to attract collaborators or external funding for the development and commercialization of our product candidates.

        Our product development programs and potential commercialization of our product candidates will require substantial additional capital to fund expenses. As part of our ongoing strategy, we may seek additional collaborative arrangements with pharmaceutical and biotechnology companies or other third parties or external funding for certain of our development programs and/or seek to expand existing collaborations to cover additional commercialization and/or development activities. We have a number of research programs and early-stage clinical development programs. At any time, we may determine that in order to continue development of a product candidate or program or successfully commercialize a drug we need to identify a collaborator or amend or expand an existing collaboration. Potentially, and depending on the circumstances, we may desire that a collaborator either agree to fund portions of a drug development program led by us, or agree to provide all the funding and directly lead the development and commercialization of a program. We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing collaboration agreements from entering into agreements on certain terms with other potential collaborators. No assurance can be given that any efforts we make to seek additional collaborative arrangements will be successfully completed on acceptable terms, a timely basis or at all.

        If we are unable to negotiate favorable collaborations, we may have to curtail the development of a particular product candidate, reduce or delay its development program and its potential commercialization, reduce the scope of our sales or marketing activities, and/or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

Risks Related to Our Marketed Products and Product Candidates

We are heavily dependent on revenue from our ribavirin marketed product portfolio and near-term line extensions to fund our current operations.

        Our current and, in part, our future revenue depends upon continued sales of our Ribasphere RibaPak and Ribasphere (ribavirin) tablets and capsules, which has represented the substantial portion of our total revenues to date. Additionally, we co-promote Syprine for Wilson's disease with Valeant and Qsymia for chronic weight management with VIVUS. Although we have acquired the rights to co-promote Syprine and Qsymia, we will likely be dependent on sales from our existing ribavirin product portfolio for the next few years. Based upon current market demand, we expect sales from our existing ribavirin product portfolio to decrease over the next few years. Such decrease will have a negative impact on our sales and profits.

        Any issues relating to any of these products, such as safety or efficacy issues, reimbursement and coverage issues, marketing or promotional issues, the introduction or greater acceptance of competing products, including generics, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results.

        In addition, our competitors have developed and introduced and are continuing to develop and introduce additional hepatitis C products that may, or may not, require the use of ribavirin in combination, or may require lower doses or shorter durations of treatment with ribavirin, which have had and would likely continue to have a negative impact on our sales and profits.

If we fail to maintain our competitive position with RibaPak and Ribasphere versus generics or other high-dose ribavirin product offerings, our business and market position will suffer, and our competitive position may be significantly impacted by the availability of new innovator treatments for Hepatitis C.

        The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, experience in obtaining regulatory approvals for drug product candidates and other resources than us.

        In particular, RibaPak and Ribasphere face significant direct competition from other generic high-dose ribavirin offerings, as well as competition from lower dose and lower cost generic versions of ribavirin. Additionally, the treatment of hepatitis C is rapidly changing as multiple new therapies have entered, such as Viekira Pak (AbbVie Inc.), Harvoni (Gilead Sciences, Inc.), Olysio (Janssen Pharmaceuticals, Inc.) and Zepatier (Merck & Co.), and will continue to enter the market that (either now or in the future) may not require the use of ribavirin as part of the treatment protocol.

        With scrutiny on drug costs, payors may look for ways to reduce their overall cost of treatment by switching from RibaPak and other generic high-dose formulations of ribavirin to a lower dose and lower cost generic version of ribavirin. If healthcare providers receive pressure from patients, or they are encouraged by insurers, to prescribe less expensive generics, or insurers impose additional formulary controls or restrictions on coverage of RibaPak and Ribasphere, our business would be significantly harmed. Additionally, we cannot assure you that other companies will not develop new products that may require a lower dose, shorter duration or complete removal of ribavirin from the treatment combination.

        If RibaPak and Ribasphere are unable to be used successfully in combination with new therapies or if new therapies in development are able to achieve sufficiently high sustained virologic cure rates without ribavirin, we may be unable to compete effectively and our business would be materially and adversely affected. Additionally, generic manufacturers of ribavirin and direct high-dose ribavirin competitors may try to compete with RibaPak and Ribasphere by reducing their prices or adopting other competitive marketing and promotional tactics that could harm our business.

We cannot be certain how profitable, if at all, the commercialization of our marketed products will be.

        To become and remain profitable, we must compete effectively against other therapies with our ribavirin portfolio of products, Qsymia, Syprine or any of our product candidates for which we obtain marketing approvals, as well as developing and eventually commercializing product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including discovering product candidates, completing preclinical testing and clinical trials for our product candidates and obtaining regulatory approval for these line extensions and product candidates, in addition to the manufacturing, marketing and selling of those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability.

        In addition to the risks discussed elsewhere in this section, our ability to continue to generate revenues from our commercialized products will depend on a number of factors, including, but not limited to:

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  achievement of broad market acceptance and coverage by third-party payors for our products;

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  the effectiveness of our collaborators' efforts in marketing and selling our products;

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  our ability to successfully manufacture, or have manufactured, commercial quantities of our products at acceptable cost levels and in compliance with regulatory requirements;

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  our ability to maintain a cost-efficient organization and, to the extent we seek to do so, to collaborate successfully with additional third parties;

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  our ability to expand and maintain intellectual property protection for our products successfully;

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  the efficacy and safety of our products; and/or

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  our ability to comply with regulatory requirements, which are subject to change.

        Because of the numerous risk and uncertainties associated with our commercialization efforts, we may not be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. A failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our inability to accurately estimate demand for our products, the uptake of new products or the timing of fluctuations in the inventories maintained by customers makes it difficult for us to accurately forecast sales and may cause our financial results to fluctuate.

        We are unable to accurately estimate demand for our products, including uptake from new products, as demand is dependent on a number of factors. We sell products primarily to wholesalers and specialty pharmacies. These customers maintain and control their own inventory levels by making estimates to determine end user demand. Our customers may not be effective in matching their inventory levels to actual end user demand. As a result, changes in inventory levels held by our customers can cause our operating results to fluctuate unexpectedly. Adverse changes in economic conditions or other factors may cause our customers to reduce their inventories of our products, which would reduce their orders from us, even if end user demand has not changed. If our inventory exceeds demand from our customers and exceeds its shelf life, we will be required to destroy unsold inventory and write off its value. As our inventory and distribution channels fluctuate from quarter to quarter, we may continue to see fluctuations in our earnings and a mismatch between prescription demand for our products and our revenues.

        In addition, the non-retail sector in the United States, which includes government institutions, including state drug assistance programs, correctional facilities and large health maintenance organizations, may be inconsistent in terms of buying patterns and may cause quarter over quarter fluctuations that do not necessarily mirror patient demand. Federal and state budget pressure may cause purchasing patterns to not reflect patient demand.

If we discover safety issues with any of our products or if we fail to comply with continuing U.S. and applicable foreign regulations, commercialization efforts for the product could be negatively affected, the approved product could be subject to withdrawal of approval or sales could be suspended, and our business could be materially harmed.

        Our products are subject to continuing regulatory oversight, including the review of additional safety information. Drugs are more widely used by patients once approval has been obtained and therefore side effects and other problems may be observed after approval that were not seen or anticipated, or were not as prevalent or severe, during pre-approval clinical trials or nonclinical studies. The subsequent discovery of previously unknown problems with a product, or public speculation about adverse safety events, could negatively affect commercial sales of the product, result in restrictions on the product or lead to the withdrawal of the product from the market.

        If we or our collaborators fail to comply with applicable continuing regulatory requirements, we or our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals for specific products, product recalls and seizures, injunctions, consent decrees or other operating restrictions and/or criminal prosecutions. In addition, the manufacturers we engage to make our products and the manufacturing facilities in which our products are made are subject to periodic review and inspection by the FDA and foreign regulatory authorities. If problems are identified during the review or inspection of these manufacturers or manufacturing facilities, it could result in our inability to use the facility to make our product or a determination that inventories are not safe for commercial sale.

If physicians, nurses, pharmacists, patients, the medical community and/or third-party payors do not accept our drugs or product candidates, we may be unable to generate significant revenue in future periods.

        Our drugs may not gain or maintain market acceptance among physicians, nurses, pharmacists, patients, the medical community and/or third-party payors. Effectively marketing our products and any of our product candidates, if approved, requires substantial efforts and resources, both prior to launch and after approval; and marketing efforts are subject to numerous regulatory restrictions as well as fraud and abuse laws. The demand for our drugs and degree of market acceptance of our product candidates will depend on a number of factors including:

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  limitations or warnings contained in the approved labeling for any of our drugs or product candidates;

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  changes in the standard of care for the targeted indications for any of our drugs or product candidates;

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  lower demonstrated efficacy, safety and/or tolerability compared to other drugs;

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  prevalence and severity of adverse side-effects;

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  lack of cost-effectiveness;

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  limited or lack of reimbursement and coverage from government authorities, managed care plans and other third-party payors;

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  a decision to wait for the approval of other therapies in development that have significant perceived advantages over our drug;

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  the clinical indications for which the product is approved;

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  adverse publicity about any of our drugs or product candidates or favorable publicity about competitive products;

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  the timing or market introduction of any approved products as well as competitive products;

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  the extent to which our drugs and product candidates are approved for inclusion on formularies of hospitals and manages care organizations;

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  whether our drugs and product candidates are designated under physician treatment guidelines as first-line therapies or as a second- or third-line therapies for particular diseases;

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  convenience and ease of administration;

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  availability of alternative therapies at similar or lower cost, including generic and over-the-counter products

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  other potential advantages of alternative treatment methods;

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  ineffective sales, marketing and/or distribution support; and/or

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  potential product liability claims.

        If any of our drugs or product candidates fails to maintain or achieve, as applicable, market acceptance, we will not be able to generate significant revenue in future periods.

Failure to comply with FDA promotional rules may subject us to withdrawal, and correction, of related product promotion, seizure of product and other administrative or enforcement actions as well as the potential for ancillary liability under the False Claims Act (False Claims Act) and/or product liability litigation.

        The FDA regulates the promotion of our products, which may only be promoted within their approved indication for use. Promotional materials and activity must be presented with fair balance of the risks and benefits of any product in a manner which is not otherwise inaccurate or misleading. The FDCA and the FDA's implementing regulations require that manufacturers label, advertise and promote their products with appropriate safety warnings and adequate directions for their FDA-approved use. However, the FDA does not have the legal authority to regulate the practice of medicine. Although physicians are permitted, based on their medical judgment, to prescribe products for indications other than those approved by the FDA, manufacturers are prohibited from promoting their products for such off-label uses. We market RibaPak and Ribasphere in combination with peginterferon alfa-2a for the treatment of adults with chronic hepatitis C virus (HCV) infection who have compensated liver disease and have not been previously treated with interferon alpha. We co-promote Syprine for the treatment of patients with Wilson's disease who are intolerant of penicillamine. We also co-promote Qsymia, which should be used together with a reduced-calorie diet and increased physical activity for chronic weight management in adults with an initial body mass index (BMI) of 30 kg/m2 or greater (obese) or 27 kg/m2 or greater (overweight) in the presence of at least one weight-related medical condition such as high blood pressure, type 2 diabetes or high cholesterol.

        Due to the evolving HCV treatment-landscape, the indication for RibaPak and Ribasphere is inconsistent with the current standard of care. This increases the risk of potential off-label promotional activity, which could result in increased regulatory scrutiny. If the FDA determines that our promotional materials, training or other activities constitute off-label promotion, it could request that we modify our training or promotional materials or other activities or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may also lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws. The FDA or other regulatory authorities could also request that we enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against us under which specified promotional conduct is monitored, changed or curtailed.

        Although recent decisions of the United States Supreme Court, the U.S. Court of Appeals for the Second Circuit and the U.S. District Court for the Southern District of New York have clarified that the United States may not, consistent with the First Amendment, restrict or punish a pharmaceutical manufacturer's truthful and non-misleading speech promoting the lawful use of an approved drug, there are still significant risks in this area. It is unclear how these court decisions will impact the FDA's enforcement practices, and there is likely to be substantial disagreement and difference of opinion regarding whether any particular statement is truthful and not misleading.

        In the past we have been subject to enforcement action relating to allegations of improper promotion of our products. In March 2011, Kadmon Pharmaceuticals received a warning letter from the FDA's Division of Drug Marketing, Advertising, and Communications (now known as the Office of Prescription Drug Promotion (OPDP)) alleging false or misleading promotional materials for Infergen, a product we then marketed, due to omission of important risk information, broadening of the approved indication, omission of material statements relating to the approved indication, overstatements of efficacy, and unsubstantiated promotional claims. The promotional piece that gave rise to the warning letter was circulated prior to the date on which we acquired the product at issue, through our acquisition of Three Rivers Pharmaceuticals, LLC in 2010, and the matter was closed out with the FDA in August 2011. We subsequently divested the product at issue in 2013.

        Subsequently, in November 2013, we received a warning letter from OPDP regarding a January 2013 RibaPak Intro Letter for RibaPak sent by Kadmon Pharmaceuticals to a select group of healthcare providers. In its warning letter, OPDP stated that Kadmon Pharmaceuticals' letter omitted important risk information for Ribasphere RibaPak, suggested that the drug is useful in a broader range of patients or conditions than has been substantiated, omitted material facts, made unsubstantiated efficacy claims and failed to provide adequate directions for use in violation of the FDCA.

        In response to the 2013 warning letter, we immediately ceased the dissemination of all marketing and promotional materials at issue (with the exception of the approved RibaPak prescribing information), and commenced discussions with OPDP. A corrective letter was disseminated and on April 21, 2014, OPDP informed us that the matter was closed. We cannot guarantee that the FDA will not raise issues in the future regarding our promotional materials or promotional practices, and if so, we could be subject to additional enforcement action.

        If we cannot successfully manage the promotion of our currently marketed products, and product candidates, if approved, we could become subject to significant liability which would materially adversely affect our business and financial condition. It also is possible that other federal, state or foreign enforcement authorities, or private parties, might take action if they believe that an alleged improper promotion led to inappropriate use of one of our products and/or the submission and payment of claims for an off-label use, which could result in significant fines or penalties under other statutory provisions, such as the False Claims Act and similar laws. Even if it is later determined that we were not in violation of these laws, we may face negative publicity, incur significant expenses defending our actions and have to divert significant management resources from other matters. In addition, there are a number of specific FDA requirements related to drug labeling and advertising, and failure to adhere to these requirements could result in our products being deemed "misbranded."

The manufacture of pharmaceutical products is a highly exacting and complex process, and if our suppliers encounter problems manufacturing our products, our business could suffer.

        The manufacture of pharmaceutical products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products, changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded and we may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

Risks Related to Government and Regulatory Agencies

If we engage in research or commercial activities involving any of our products or pipeline assets in a manner that violates federal or state healthcare laws, including fraud and abuse laws, false claims laws, disclosure laws, government price reporting and healthcare information privacy and security laws or other similar laws, we may be subject to corporate or individual civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

        Our business operations and activities are subject to extensive federal, state and local fraud and abuse and other healthcare laws and regulations, such as the False Claims Act and the federal Anti-Kickback Statute, the Foreign Corrupt Practices Act (FCPA), federal Civil Monetary Penalty statute, the PPACA program integrity requirements, and patient privacy laws and regulation. These laws and regulations constrain, among other things, the business or financial arrangements and relationships through which we may research and develop any product candidate, as well as market, sell and distribute any approved products. The laws that may affect our ability to operate include, but are not limited to:

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  The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully offering, paying, soliciting, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for, either the referral of an individual, or the ordering, purchasing, furnishing, or recommending of, or arranging for, any good, facility, item or service that is reimbursable, in whole or in part, by a federal healthcare program, such as Medicare or Medicaid. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other hand, and therefore constrains our sales and marketing practices and our various service arrangements with physicians, including physicians who make clinical decisions to use our products. Due to the breadth of, and the narrowness of the statutory exceptions and safe harbors available under, the federal Anti-Kickback Statute, it is possible that some of our business activities, including our patient assistance programs and our relationship with physicians, hospitals, specialty pharmacies, group purchasing organizations and distributors could be subject to challenge under the federal Anti-Kickback Statute. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor. Our practices may not meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability in all cases.

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  The False Claims Act and Civil Monetary Penalty statute prohibit any person from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making, or causing to be made, a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in promotion for uses that the FDA has not approved, known as "off-label" uses, that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated "best price" information to the Medicaid Drug Rebate Program.

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  The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing regulations, which created federal criminal laws that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, imposes requirements, including mandatory contractual terms, on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that perform services for them that involve the creation, use, maintenance or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization.

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  The federal Physician Payments Sunshine Act enacted under the PPACA and its implementing regulations requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the government payments or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), nurse practitioners and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other "transfers of value" to such physician owners. We were required to begin collecting information regarding such payments starting August 1, 2013 with our first report due March 31, 2014. Manufacturers are required to submit reports to the government by the 90th day of each calendar year. The PPACA also requires the CMS to forward data submitted by manufacturers to Congress and State Attorneys General on a regular basis. We have dedicated significant resources to enhance our systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements would result in significant civil monetary penalties as well as reputational harm, and could draw scrutiny to financial relationships with physicians, which as a general matter could increase anti-kickback statute and False Claims Act enforcement risks.

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  Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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  Federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on our marketed drugs. Participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our products, increased infrastructure costs, potential liability for the failure to report such prices in an accurate and timely manner, and potentially limit our ability to offer certain marketplace discounts.

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  State law equivalents of each of the above federal laws, such as anti-kickback, false claims which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payors, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances and often are not preempted by HIPAA, many of which differ from each other in significant ways, with differing effects, complicating compliance efforts.

        In addition, any sales of our products or product candidates once commercialized outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

        We have entered into consulting agreements, scientific advisory board, and other financial arrangements with physicians, including some who prescribe our products and may prescribe our product candidates, if approved. Compensation for some of these arrangements includes the provision of stock options. While these arrangements were structured to comply with all applicable laws, including state and federal anti-kickback laws, to the extent applicable, regulatory agencies may view these arrangements as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. Moreover, while we do not submit claims and our customers make the ultimate decision on how to submit claims, we may provide reimbursement guidance and support to our customers and patients. If a government authority were to conclude that we provided improper advice to our customers and/or encouraged the submission of false claims for reimbursement, we could face action against by government authorities.

        Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. The sales and marketing practices of our industry are the subject of immense scrutiny from federal and state government agencies. Despite sequestration measures, governmental enforcement funding continues at robust levels and enforcement officials are interpreting fraud and abuse laws broadly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources, divert our management's attention from the operation of the business, and generate negative publicity, which could harm our business. If our past or present operations are found to be in violation of any such laws or any other governmental regulations that may apply to us, we may be subject to, without limitation, civil, criminal and administrative penalties, damages, monetary fines, disgorgement, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and/or the curtailment or restructuring of our operations. If we were to be excluded from federal healthcare programs, it would mean that no federal healthcare program payment could be made for any of our products.

We are planning to pursue the FDA 505(b)(2) pathway for one of our product candidates (KD034), and if we are not able to successfully do so, seeking approval of this product candidate through the 505(b)(1) NDA pathway would require full reports of investigations of safety and effectiveness. Even if we are able to pursue the 505(b)(2) pathway, we could be subject to legal challenges and regulatory changes which might result in extensive delays or result in our 505(b)(2) application being unsuccessful.

        Section 505(b)(2) of the FDCA permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA's prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for a product candidate by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. We plan to pursue this pathway for one of our product candidates: KD034.

        If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we would need to reconsider our plans for this product and might not be able to commercialize it in a cost-efficient manner, or at all. If we were to pursue approval under the 505(b)(1) NDA pathway, would be subject to the full requirements and risks described for our other product candidates.

        In some instances over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA's interpretation of Section 505(b)(2) and legally challenged decisions by the agency. If an FDA decision or action relative to our product candidate, or the FDA's interpretation of Section 505(b)(2) more generally, is successfully challenged, it could result in delays or even prevent the FDA from approving a 505(b)(2) application for KD034.

        The pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. A claim by the applicant that a patent is invalid or will not be infringed is subject to challenge by the patent holder, requirements may give rise to patent litigation and mandatory delays in approval (i.e., a 30-month stay) of a 505(b)(2) application. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

        In the Federal Register of February 6, 2015, the FDA published a proposed rule to implement statutes that govern the approval of 505(b)(2) applications and ANDAs. The FDA also requested comment on its proposal to amend certain regulations regarding 505(b)(2) applications and ANDAs to facilitate compliance with and efficient enforcement of the FD&C Act. Comments on the proposed rule will inform the FDA's rulemaking on ANDAs and 505(b)(2) applications, and at this time the implications of these potential regulatory changes is uncertain.

        Even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.

        Even if approved pursuant to the Section 505(b)(2) regulatory pathway, a drug may be subject to the same post-approval limitations, conditions and requirements as any other drug.

Our commercial success depends on adequate reimbursement and coverage from third-party commercial and government payors for our products, and changes to coverage or reimbursement policies, as well as healthcare reform measures, may materially harm our sales and potential revenue.

        Our current sales in the United States of Ribasphere (ribavirin) tablets and capsules and RibaPak are dependent on the formulary approval and the extent of reimbursement from third-party payors, including government programs (such as Medicare and Medicaid) and private payor healthcare and insurance programs. Coverage and reimbursement for our products can differ significantly from payor to payor. Even when we obtain coverage and reimbursement for our products, we may not be able to maintain adequate coverage and reimbursement in the future.

        There is significant uncertainty related to the third-party coverage and reimbursement of newly approved products. We intend to seek approval to market our product candidates in the United States, Europe and other selected foreign jurisdictions. Market acceptance and commercial success of our product candidates in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any of our product candidates.

        Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be obtained or applied consistently. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Additionally, coverage may be more limited than the purposes for which the product is approved by the FDA or similar regulatory authorities outside of the United States. Assuming that coverage is obtained for a given product, the resulting reimbursement rates might not be adequate or may require co-payments that patients find unacceptably high. Patients, physicians, and other healthcare providers may be less likely to prescribe, dispense or use, as applicable, our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

        Government payors and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement. Coverage decisions may depend upon clinical and economic standards that disfavor new drug or biologic products when more established or lower-cost therapeutic alternatives are already available or subsequently become available. Based upon a number of factors, including clinical and economic standards, our products may not qualify for coverage and reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor's determination that use of a product is:

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  a covered benefit under its health plan;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective;

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  neither experimental nor investigational;

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  prescribed by a practitioner acting within the scope of license and health plan participation agreements;

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  documented adequately in the patient's medical record;

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  dispensed by a participating pharmacy; and/or

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  logged and documented appropriately by the dispensing pharmacy.

        The market for our products will depend significantly on access to third-party payors' drug formularies for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. If coverage and reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

        In the United States, our products may be subject to discounts from list price and rebate obligations, and we have experienced increased pricing pressure and restrictions on patient access, such as prior authorizations, due to new and expensive therapies that have entered the hepatitis C market. Third-party payors have from time to time refused to include our products in their formularies, limit the type of patients for whom coverage will be provided, or restrict patient access to our products through formulary control or otherwise, in favor of less-costly generic versions of ribavirin or other treatment alternatives. Any change in formulary coverage, treatment paradigm, reimbursement levels, discounts or rebates offered on our products may impact our anticipated revenues.

        In the United States, governmental and commercial third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. We believe that pricing pressure for our products will continue, and future coverage and reimbursement will likely be subject to increased restrictions. For example, the PPACA, which has already imposed significant healthcare cost containment measures, also encourages the development of comparative effectiveness research and any adverse findings for our products from such research may reduce the extent of coverage and reimbursement for our products. The PPACA created the Patient-Centered Outcomes Research Institute (PCORI) to review the effectiveness of treatments and medications in federally-funded healthcare programs. The PCORI publishes the results of its studies. An adverse finding result may result in a treatment or product being removed from Medicare or Medicare coverage.

        Managed care organizations continue to seek price discounts and in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs, which may result in managed care organizations influencing prescription decisions for a larger segment of the population, which could constrain pricing, formulary position or reimbursement for our products. Economic pressure on state budgets may also have a similar impact on Medicaid coverage and reimbursement. A reduction in the availability or extent of reimbursement or removal from and restrictions in use on formularies from U.S. government programs and other third-party payors could have a material adverse effect on the sales of RibaPak.

        If adequate coverage and reimbursement by third-party payors, including Medicare and Medicaid in the United States, is not available, our ability to continue to successfully market the RibaPak and Ribasphere line of ribavirin products will be materially adversely impacted and it would cause irreversible damage to our financial position, unless we are successful in developing or acquiring rights to promote another product. We can make no assurances that we can do so on a timely basis or on favorable terms, if at all. In certain countries in the European Union and some other international markets, governments provide healthcare at low-cost to consumers and regulate pharmaceutical pricing, patient eligibility or reimbursement levels to control costs for the government-sponsored healthcare system. We expect to see strong efforts to reduce healthcare costs in our international markets, including: patient access restrictions; suspensions on price increases; prospective and possibly retroactive price reductions, mandatory discounts and rebates, and other recoupments; recoveries of past price increases; and greater importation of drugs from lower-cost countries to higher-cost countries. In addition, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, our inability to secure adequate prices in a particular country may not only limit the marketing of our products within that country, but may also adversely affect our ability to obtain acceptable prices in other markets.

Healthcare reform measures could hinder or prevent our product candidates' commercial success and could increase our costs.

        In both the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is a significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding individual access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in 2010, the PPACA was enacted, which was intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals, strengthening of program integrity measures and enforcement authority, and expansion of the Medicaid program. The PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Several provisions of the new law, which have varying effective dates, may affect us and will likely increase certain of our costs. In this regard, the PPACA includes the following provisions:

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  an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs that began in 2011;

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  an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

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  an extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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  new methodologies by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and for drugs that are line extensions;

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  changes to the Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;

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  a new requirement to annually report drug samples that manufacturers and distributors provide to licensed practitioners or to pharmacies of hospitals or other healthcare entities;

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  a licensure framework for follow-on biologic products;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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  creation of the Independent Payment Advisory Board which has the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs.

        The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the PPACA cannot be known until these provisions are implemented and the CMS and other federal and state agencies issue and finalize all applicable regulations or guidance. We will continue to evaluate the PPACA, the implementation of regulations or guidance related to various provisions of the PPACA by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially have an impact on our business over time. The cost of implementing more detailed record keeping systems and otherwise complying with these regulations could substantially increase our costs. The changes to the way our products are reimbursed by the CMS could reduce our revenues. Both of these situations could adversely affect our results of operations. There have been judicial and Congressional challenges to certain aspects of the PPACA, and we expect there will be additional challenges and amendments to the PPACA in the future.

        In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These changes included aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers and suppliers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and future healthcare reform laws may result in additional reductions in Medicare and other healthcare funding.

        There also have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels and elsewhere directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. In addition, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Additional changes could be made to governmental healthcare programs that could significantly impact the success of our products or product candidates. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

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  the demand for any products for which we may obtain regulatory approval;

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  our ability to set a price that we believe is fair for our products;

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  our ability to generate revenues and achieve or maintain profitability;

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  the level of taxes that we are required to pay; and/or

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  the availability of capital.

Government price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products.

        International operations are also generally subject to extensive price and market regulations and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property portfolio or may make it economically unsound to launch our products in certain countries. We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. Future price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which would adversely affect our revenue and results of operations.

        Additionally, in some countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various European Union member states and parallel distribution or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies, which is time-consuming and costly. If reimbursement of our product candidates is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

Guidelines and recommendations published by government agencies, professional societies, and private foundations and organizations can reduce the use of our products and product candidates, if approved.

        Government agencies promulgate regulations and guidelines applicable to certain drug classes which may include our products and product candidates that we are developing. In addition, from time to time, professional societies, practice management groups, private health/science foundations and organizations publish guidelines or recommendations directed to certain healthcare and patient communities. These recommendations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Regulations or guidelines suggesting the reduced use of certain drug classes which may include our products and product candidates that we are developing or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our product candidates or negatively impact our ability to gain market acceptance and market share.

We could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws.

        We are subject to the FCPA, which generally prohibits companies and their intermediaries from making payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are also subject to anti-bribery laws in the jurisdictions in which we operate. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. We do business in a number of countries in which FCPA violations have recently been enforced. Failure to comply with the FCPA, other anti-bribery laws or other laws governing the conduct of business with foreign government entities, including local laws, could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the federal government, denial of government reimbursement for our products and/or exclusion from participation in government healthcare programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

If our processes and systems are not compliant with regulatory requirements, we could be subject to restrictions on marketing our products or could be delayed in submitting regulatory filings seeking approvals for our product candidates.

        We have a number of regulated processes and systems that are required to obtain and maintain regulatory approval for our drugs and product candidates. These processes and systems are subject to continual review and periodic inspection by the FDA and other regulatory bodies. If compliance issues are identified at any point in the development and approval process, we may experience delays in filing for regulatory approval for our product candidates, or delays in obtaining regulatory approval after filing. Any later discovery of previously unknown problems or safety issues with approved drugs or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such drugs or manufacturing processes, withdrawal of drugs from the market, the imposition of civil or criminal penalties or a refusal by the FDA and/or other regulatory bodies to approve pending applications for marketing approval of new drugs or supplements to approved applications, any of which could have a material adverse effect on our business. Given the number of high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our product candidates may include a restriction on the term of its use, or it may not include one or more intended indications. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. Any of these restrictions or requirements could force us or our collaborators to conduct costly studies.

        In addition, we are a party to agreements that transfer responsibility for complying with specified regulatory requirements, such as packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the product or compliance with manufacturing requirements, to our collaborators and third-party manufacturers. Approved products, manufacturers and manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers, which we are responsible for overseeing and monitoring for compliance, are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. The FDA may hold us responsible for any deficiencies or noncompliance of our contract manufacturers in relation to our product candidates and commercial products. If our collaborators or third-party manufacturers do not fulfill these regulatory obligations, any drugs we market or for which we or they obtain approval may be deemed adulterated, which carries significant legal implications, and may be subject to later restrictions on manufacturing or sale, which could have a material adverse effect on our business.

Risks Related to Our Intellectual Property Rights

If we are unable to obtain and maintain patent protection for our products and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and product candidates similar or identical to ours, and our ability to successfully commercialize our products and product candidates may be adversely affected.

        Our commercial success will depend, in part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our products and product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our products and product candidates that are important to our business. We cannot be certain that patents will be issued or granted with respect to applications that are currently pending or that we apply for in the future with respect to one or more of our products and product candidates, or that issued or granted patents will not later be found to be invalid and/or unenforceable.

        The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, collaboration partners, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

        We may license patent rights that are valuable to our business from third parties, in which event we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or medicines underlying such licenses. We cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. If any such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties also apply to patent rights we own.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued, and even if issued, the patents may not meaningfully protect our products or product candidates, effectively prevent competitors and third parties from commercializing competitive products or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative products in a non-infringing manner.

Changes in either the patent laws, implementing regulations or interpretation of the patent laws in the United States and other countries may also diminish the value of our patents or narrow the scope of our patent protection.

        The laws of foreign countries may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. For those countries where we do not have granted patents, we may not have any ability to prevent the unauthorized use or sale of our proprietary medicines and technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

        Assuming the other requirements for patentability are met, prior to March 2013, in the United States, the first to make the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. Beginning in March 2013, the United States transitioned to a first-inventor-to-file system in which, assuming the other requirements for patentability are met, the first-inventor-to-file a patent application will be entitled to the patent. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office (U.S. PTO) or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review or interference proceedings challenging our patent rights or the patent rights of others. Participation in these proceedings can be very complex, expensive and may divert our management's attention from our core business. Furthermore, an adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize medicines without infringing third-party patent rights.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection of our products and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Patent protection may not be available for some of our products or the processes under which they are used or manufactured. Our Ribasphere (ribavirin) tablets, capsules and the RibaPak products were approved under an ANDA in the United States. Although we hold patents for the RibaPak product, other generic manufacturers may file ANDAs in the United States seeking FDA authorization to manufacture and market additional generic versions of RibaPak, together with Paragraph IV certifications that challenge the scope, validity or enforceability of the RibaPak patents. If we must spend significant time and money protecting or enforcing our intellectual property rights, potentially at great expense, our business and financial condition may be harmed.

Issued patents covering one or more of our products could be found invalid or unenforceable if challenged in court.

        If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United

States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Although we have conducted due diligence on patents we have exclusively in-licensed, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our products and product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

        Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the U.S. PTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

        Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product unless we obtained a license under the applicable patents, or until such patents expire.

        Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all. Even if we or our future strategic collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property.

        Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

        Most of our competitors are larger than we are and have substantially greater resources and may be able to sustain the costs of complex patent litigation longer than we could. The uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or enter into strategic collaborations that would help us bring our product candidates to market.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

        Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable and/or is not infringed, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

        In addition to patents, we rely on trade secrets, technical know-how and proprietary information concerning our business strategy in order to protect our competitive position in medical research and development. Trade secrets are difficult to protect, and it is possible that our trade secrets and know-how will over time be disseminated within the industry through independent development and intentional or inadvertent disclosures.

        We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. And our agreements with research and development collaboration partners contain contractual limitations regarding the publication and public disclosure of data and other information generated during the course of research. Despite these efforts, any of these parties may breach the agreements and intentionally or inadvertently disclose or use our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

        Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets or the equivalent knowledge, methods and know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business, or permit us to maintain our competitive advantage. For example:

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  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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  we or our licensors or collaboration partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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  we or our licensors or collaboration partners might not have been the first to file patent applications covering certain of our inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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  it is possible that our pending patent applications will not lead to issued patents;

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  issued patents that we own or have exclusively licensed may not provide us with any competitive advantages or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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  our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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  we may not develop additional proprietary technologies that are patentable; and/or

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  the patents of others may have an adverse effect on our business.

        Should any of these events occur, they could significantly harm our business, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee's former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

        We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may also have, in the future, ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Our Dependence on Third Parties

We expect to continue to contract with third-party suppliers for the production of our commercial product portfolio as well as our developmental product candidates for clinical trial use and, if approved, for commercialization.

        We currently employ third parties for the manufacturing of our commercial products and product candidates. This increases the risk that we will not have sufficient quantities of our products or product candidates within the timeframe and at an acceptable cost which could delay, prevent or impair our development or commercialization efforts. Additionally, we may not be able to quickly respond to changes in customer demand which could harm our business as a result of the inability to supply the market or an excess of inventory that we are unable to sell.

        The facilities used by our contract manufacturers to manufacture our product candidates must adhere to FDA requirements, and are subject to inspections that may be conducted after we submit our marketing applications to the FDA in connection with review of our application, and on an ongoing basis relevant to postmarketing compliance. Although we are subject to regulatory responsibility for the quality of products manufactured by our contract manufacturers and oversight of their activities, we do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will be subject to enforcement action, and if substantial noncompliance is identified and not corrected, they may be precluded from manufacturing product for the United States or other markets. In addition, although the FDA will hold us responsible for due diligence in the selection of, and oversight in the operations of, our contract manufacturers, we do not have direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority identified significant compliance concerns with our contract manufacturers, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products or product candidates, if approved.

        We have agreements with third-party manufacturers for the provision of active pharmaceutical ingredients (API), drug product manufacturing and packaging of our commercial products. Reliance on third-party manufacturers carries additional risks, such as not being able to comply with cGMP or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

        While we continue to source a second supplier for the components of our commercial products, we still currently rely on one third-party supplier for the ribavirin API. Additionally, Syprine is sourced by Valeant through a single supplier and Qsymia is sourced by VIVUS through a single supplier. In the event that any of these third-party manufacturers fail regulatory compliance, fail to meet quality assurance specifications or experience an unavoidable extraordinary event, our business would be materially adversely affected.

        Any products that we may develop may compete with other product candidates and commercialized products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure or refusal to supply on the part of our existing or future suppliers could delay clinical development, marketing approval or commercialization of our products. If our current suppliers cannot perform as agreed, we may be required to replace one or more of these suppliers. Although we believe that there are a number of potential long-term replacements to each supplier, we may incur added costs and delays in identifying and qualifying any such replacements.

        We rely on third parties to store and distribute supplies for our clinical trials and for the manufacture of our product candidates. Any performance failure on the part of our existing or future distributors could delay clinical development or regulatory approval or our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We have acquired or in-licensed many of our products from external sources and may owe milestones or royalties based on the achievement of future successes or penalties if certain diligence requirements are not met.

        In certain cases, our license or acquisition agreements require us to conduct research or clinical trials within a specified time frame, or we may owe a penalty or lose the right to the product for development. If we do not conduct the necessary research or clinical trials within the specified time frame, we may be required to pay cash penalties to extend the time frame during which studies may be conducted or our collaborators may exercise a right to have the product returned.

        On some of the products we have licensed, we also owe significant development and commercial milestone payments as well as royalties. As a result, we may have to raise additional capital (which would likely cause our equity holders to experience dilution) to cover the required milestone payments. The milestone payments and royalties we may owe on the sale of our products may reduce the overall profitability of our operations and if we are unable to sell sufficient product to cover the costs of these milestone payments, our operating profitability, business and value of our equity securities may be adversely impacted.

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

        We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates.

        Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

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  the scope of rights granted under the license agreement and other interpretation-related issues;

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  whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

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  our right to sublicense patent and other rights to third parties under collaborative development relationships;

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  whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates; or

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  the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and by us and our collaboration partners.

        If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

We depend, in part, on our licensors to file, prosecute, maintain, defend and enforce patents and patent applications that are material to our business.

        Patents relating to our product candidates are controlled by certain of our licensors. Each of our licensors generally has rights to file, prosecute, maintain and defend the patents we have licensed from such licensor. We generally have the first right to enforce our patent rights, although our ability to settle such claims often requires the consent of the licensor. If our licensors or any future licensees having rights to file, prosecute, maintain or defend our patent rights fail to conduct these activities for patents or patent applications covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using or selling competing products. We cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, even when we have the right to control patent prosecution of licensed patents and patent applications, enforcement of licensed patents, or defense of claims asserting the invalidity of those patents, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to or after our assuming control.

We rely in part on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

        We do not independently conduct clinical trials of our product candidates. We rely on third parties, such as medical institutions and clinical investigators, and may in the future rely on other third parties, to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, we, along with medical institutions and clinical investigators, are required to comply with "good clinical practices" or "GCP," which is an international ethical and scientific quality standard for designating, recording and reporting trials that involve the participation of human subjects, and which is implemented via regulations and guidelines enforced by, among others, the FDA, the EMA, the Competent Authorities of the Member States of the European Economic Area (EEA), and comparable foreign regulatory authorities for all of our products in clinical development. GCP is designed to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of patients in clinical trials are protected. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs, study sites, or clinical investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials and create other regulatory and litigation exposure, which would among other things delay the regulatory approval process.

We face risks in connection with existing and future collaborations with respect to the development, manufacture and commercialization of our products and product candidates.

        The risks that we face in connection with our current and any future collaborations include the following:

  •
  Our collaborators may change the focus of their development and commercialization efforts or may have insufficient resources to effectively develop our product candidates. The ability of some of our products and product candidates to reach their potential could be limited if collaborators decrease or fail to increase development or commercialization efforts related to those products or product candidates.

  •
  Any future collaboration agreements may have the effect of limiting the areas of research and development that we may pursue, either alone or in collaboration with third parties.

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  Collaborators may develop and commercialize, either alone or with others, drugs that are similar to or competitive with the drugs or product candidates that are the subject of their collaborations with us.

        Our collaboration agreements are subject to termination under various circumstances.

Risks Related to Our Operations

Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

        The biopharmaceutical industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

        Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities. This may limit their availability to us.

        In order to induce valuable employees to continue their employment with us, we have provided equity incentives that vest over time. The value to employees of equity incentives that vest over time is significantly affected by our successful operations and clinical trials for our new product candidates, much of which is beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

        Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our employment arrangements, other than those with select persons, provide for at-will employment, which means that any of our employees (other than those select persons) could leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

        We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses and institutions. Many of the other companies and institutions that we compete with for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

Our employees, independent contractors, principal investigators, agents, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

        We are exposed to the risk that our employees, independent contractors, principal investigators, agents, consultants, commercial partners and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent failures to:

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  comply with regulations by the FDA and other similar foreign regulatory bodies;

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  provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies;

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  comply with manufacturing standards;

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  comply with federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and similar foreign laws;

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  report financial information or data accurately; and/or

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  disclose unauthorized activities to us.

        In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, including off-label uses of our products, structuring and commission(s), certain customer incentive programs, patient assistance programs, and other business arrangements generally. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Ethics. However, it is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and marketed products.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk for any products that we commercialize. For example, we may be sued if any product we develop or sell allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved, or our other marketed products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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  decreased demand for our product candidates or products that we may develop or sell;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  initiation of investigations by regulators;

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  costs to defend the related litigation;

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  a diversion of management's time and our resources;

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  substantial monetary awards to trial participants or patients;

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  product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  loss of revenues from product sales; and/or

  •
  the inability to commercialize our product candidates or our marketed products.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry an aggregate of $20.0 million of product liability insurance, which we believe is adequate for our commercial products and our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our operating results are subject to significant fluctuations

        Our quarterly revenues, expenses and net income (loss) have fluctuated in the past and are likely to fluctuate significantly in the future due to the timing of charges and expenses that we may encounter. In recent periods, for instance, we have recorded charges that include:

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  impairments that we are required to take with respect to investments;

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  financing related costs and expenses;

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  milestone payments under license and collaboration agreements; and

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  payments in connection with acquisitions and other business development activity.

        Our quarterly revenues, expenses and net income (loss) may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of our results of operations may not be a good indication of our future performance.

If we are unable to successfully implement our strategic plan, our business may be materially harmed.

        We plan to develop and commercialize novel drugs that will have a significant clinical impact on important unmet medical needs while we continue to market our commercial products to eligible patients to generate revenues. Absent a successful launch of one or more of our product candidates, we expect our total revenues to decline significantly as the HCV treatment landscape continues to improve. Furthermore, our patent protection for our RibaPak product expires in 2028. In order to maintain a strong financial position, we are focusing our investment on development programs for our most advanced product candidates. In an effort to mitigate our drug development risk and improve our chance of ultimate commercial success, we are developing multiple product candidates in a wide variety of disease indications. There can be no assurance that our development programs will be successful or that our research programs will result in drugs that we can successfully develop and commercialize.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

        Our business is subject to risks associated with conducting business internationally. Some of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  differing regulatory requirements for drug approvals in foreign countries;

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  potentially reduced protection for intellectual property rights;

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  difficulties in compliance with non-U.S. laws and regulations;

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  changes in non-U.S. regulations and customs, tariffs and trade barriers;

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  changes in non-U.S. currency exchange rates and currency controls;

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  changes in a specific country's or region's political or economic environment;

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  trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

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  negative consequences from changes in tax laws;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  difficulties associated with staffing and managing foreign operations, including differing labor relations;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and/or

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  business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our equity holders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

        We may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic collaboration may entail numerous risks, including:

  •
  increased operating expenses and cash requirements;

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  the assumption of additional indebtedness or contingent liabilities;

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  assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

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  the diversion of our management's attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

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  retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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  risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; or

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  our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

        In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we acquire or license technologies, products or product candidates, we will incur a variety of costs and may never realize benefits from the transaction.

        If appropriate opportunities become available, we might license or acquire technologies, resources, drugs or product candidates. We might never realize the anticipated benefits of such a transaction, and we may later incur impairment charges related to assets acquired in any such transaction. For example, due to a decline in demand for Ribasphere, we incurred an intangible asset impairment charge of $31.3 million during the 9 months ended September 30, 2015 related to Ribasphere product rights, which were acquired in conjunction with the 2010 acquisition of Three Rivers Pharmaceuticals, LLC. In particular, due to the risks inherent in drug development, we may not successfully develop or obtain marketing approval for the product candidates we acquire. Future licenses or acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, the creation of contingent liabilities, impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

        As of September 30, 2015, we had 148 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

We depend on information technology and a failure of those systems could adversely affect our business.

        We rely on sophisticated information technology systems to operate our business. These systems are potentially vulnerable to malicious intrusion, random attack, loss of data privacy, or breakdown. Although we have invested in the protection of our data and information technology and also monitor our systems on an ongoing basis, there can be no assurance that these efforts will prevent breakdowns or breaches in our information technology systems that could adversely affect our business.

Risks Related to this Offering and Our Common Stock

No active trading market for our common stock exists or may develop, and you may not be able to resell your common stock at or above the initial public offering price.

        Prior to this offering, there has been no public market for our common stock and an active trading market for our shares may never develop or be sustained following this offering. The initial price to public for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. The lack of an active market may impair investors' ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the market value of their shares and may impair our ability to raise capital. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price.

We expect that our stock price will fluctuate significantly.

        The trading prices of the securities of pharmaceutical and biotechnology companies have been highly volatile. The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  adverse results or delays in the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

  •
  any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings, including without limitation the FDA's issuance of a "refusal to file" letter or a request for additional information;

  •
  regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products and product candidates, including clinical trial requirements for approvals;

  •
  our inability to obtain or delays in obtaining adequate product supply for any approved product or inability to do so at acceptable prices;

  •
  failure to commercialize our product candidates or if the size and growth of the markets we intend to target fail to meet expectations;

  •
  additions or departures of key scientific or management personnel;

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  unanticipated serious safety concerns related to the use of our product candidates;

  •
  introductions or announcements of new products offered by us or significant acquisitions, strategic collaborations, joint ventures or capital commitments by us, our collaborators or our competitors and the timing of such introductions or announcements;

  •
  our ability to effectively manage our growth;

  •
  changes in the structure of healthcare payment systems;

  •
  our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

  •
  publication of research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

  •
  market conditions in the pharmaceutical and biotechnology sectors or the economy generally;

  •
  our ability or inability to raise additional capital through the issuance of equity or debt or collaboration arrangements and the terms on which we raise it;

  •
  trading volume of our common stock;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies; and/or

  •
  significant lawsuits, including patent or stockholder litigation.

        The stock market in general, and market prices for the securities of pharmaceutical companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In several recent situations when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

        The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock or securities convertible into our common stock in the public market could cause our stock price to fall.

        Our stock price could decline as a result of sales of a large number of shares of our common stock or securities convertible into our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Upon completion of this offering,            shares of our common stock will be outstanding (             shares of common stock will be outstanding assuming exercise in full of the underwriters' option to purchase additional shares). All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The resale of the remaining            shares, or        % of our outstanding shares after this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market stand-off and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. For more information see the section of this prospectus captioned "Shares Eligible for Future Sale."

        Upon completion of this offering, the holders of approximately            shares, or        %, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. In addition, the lenders under the Senior Convertible Term Loan and the Second-Lien Convert have customary piggyback registration rights. Once we register the offer and sale of shares for the holders of registration rights and shares to be issued under our equity incentive plans and upon conversion of the Senior Convertible Term Loan and Second-Lien Convert, they can be freely sold in the public market upon issuance or resale (as applicable), subject to the lock-up agreements described in the section of this prospectus captioned "Underwriting."

        In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

        Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, any future testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement.

        In preparing for this offering, we became aware that we had not correctly accounted for a non-recurring complex transaction. These circumstances led us to conclude that we had a material weakness in internal control over financial reporting, in that we did not maintain a sufficient complement of resources with an appropriate level of accounting expertise in accounting for complex transactions. We have implemented a plan during 2015 to remediate this material weakness.

        We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as early as the fiscal year ending December 31, 2017. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

As a new investor, you will immediately experience substantial dilution as a result of this offering.

        The purchasers of shares of our common stock in this offering will experience immediate and substantial dilution of $             per share, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution represents the amount by which the per share purchase price of our common stock offered in this offering exceeds the pro forma net tangible book value per share of our common stock immediately following this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, including upon conversion of the Senior Convertible Term Loan, the Second-Lien Convert and any other convertible debt we may issue in the future, the exercise of stock options to purchase common stock granted to our employees, consultants and directors, including options to purchase common stock granted under our stock option and equity incentive plans, or the issuance of common stock pursuant to the vesting of previously issued awards under the 2014 LTIP. See "Dilution."

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  take advantage of expansion opportunities;

  •
  acquire complementary products, product candidates or technologies;

  •
  develop new products or technologies; or

  •
  respond to competitive pressures.

        Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our business strategy.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

        Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately        % of our capital stock as of                , and upon completion of this offering, that same group will beneficially own        % of our capital stock, of which         % will be beneficially owned by our executive officers (assuming no exercise of the underwriters' option to purchase additional shares). Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of the board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us that you may believe are in your best interests as one of our stockholders. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and adversely affect our stock price.

        Provisions of our certificate of incorporation and bylaws to be effective upon consummation of this offering may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, the certificate of incorporation and bylaws will:

  •
  permit the board of directors to issue up to            shares of preferred stock, with any rights, preferences and privileges as they may designate;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any stockholder owning in excess of 15.0% of our outstanding stock for a period of three years following the date on which the stockholder obtained such 15.0% equity interest in us. See the section of this prospectus captioned "Description of Capital Stock—Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law" for additional information.

We will incur increased costs by being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also anticipate that we will incur costs associated with relatively recently adopted corporate governance requirements, including requirements of the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        When we cease to be an "emerging growth company" and when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We are an "emerging growth company," as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Our management has broad discretion in using the net proceeds from this offering.

        We expect to use the net proceeds of this offering to repay indebtedness under our existing credit facilities, to fund the clinical development of our pipeline and for general corporate purposes. Our management will have broad discretion in the application of the balance of the net proceeds and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our equity. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, diminish available cash flows available to service our debt, cause the value of our equity to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our executive officers, directors and principal shareholders will maintain the ability to control or significantly influence all matters submitted to equity holders for approval.

        Upon the closing of this offering, our executive officers, directors and shareholders who beneficially own more than 5.0% of our outstanding common stock before this offering will, in the aggregate, continue to beneficially own a substantial majority of our outstanding common stock. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence almost all matters submitted to our shareholders for approval. Mr. Steven N. Gordon is currently the sole manager of Kadmon I, LLC, which owns more than 50.0% of the outstanding Class A membership units of Kadmon Holdings, LLC.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        We have never declared or paid cash dividends on our equity securities. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our equity securities will likely be your sole source of gain for the foreseeable future.

Future sales and issuances of equity securities, convertible securities or other securities could result in additional dilution of the percentage ownership of holders of our common stock.

        We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell equity securities, convertible securities or other securities in one or more transactions at prices and in a manner we determine from time to time. If we sell equity securities, convertible securities or other securities in more than one transaction, investors in this offering may be materially diluted by subsequent sales. Such sales would also likely result in material dilution to our existing equity holders, and new investors could gain rights, preferences and privileges senior to those of holders of our existing equity securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

  •
  the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

  •
  our ability to advance product candidates into, and successfully complete, clinical trials;

  •
  our reliance on the success of our product candidates;

  •
  the timing or likelihood of regulatory filings and approvals;

  •
  our ability to expand our sales and marketing capabilities;

  •
  the commercialization of our product candidates, if approved;

  •
  the pricing and reimbursement of our product candidates, if approved;

  •
  the implementation of our business model, strategic plans for our business, product candidates and technology;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

  •
  our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

  •
  cost associated with defending intellectual property infringement, product liability and other claims;

  •
  regulatory development in the United States, Europe and other jurisdictions;

  •
  estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

  •
  the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

  •
  our ability to maintain and establish collaborations or obtain additional grant funding;

  •
  the rate and degree of market acceptance of our product candidates;

  •
  developments relating to our competitors and our industry, including competing therapies;

  •
  our ability to effectively manage our anticipated growth;

  •
  our ability to attract and retain qualified employees and key personnel;

  •
  our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

  •
  statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

  •
  our expected use of proceeds from this offering;

  •
  the future trading price of the shares of our common stock and impact of securities analysts' reports on these prices; and

  •
  other risks and uncertainties, including those listed under the caption "Risk Factors."

        The forward-looking statements in this prospectus are only predictions, and we may not actually achieve the plans, intentions or expectations included in our forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

        These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $       million, assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $       million.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $       million (or $       million if the underwriters exercise their option to purchase additional shares), assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $       million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        We currently estimate that we will use the net proceeds from this offering as follows:

  •
  approximately $      to       million through 2016 to advance KD025 through certain Phase 2 clinical studies;

  •
  approximately $      to       million through 2016 to advance planned Phase 2 and Phase 3 clinical studies of tesevatinib;

  •
  approximately $      to       million to advance KD026 through an ongoing Phase 2 clinical study and initiate additional Phase 2 studies;

  •
  approximately $      to       million through 2016 to conduct pharmacokinetic and bioequivalence studies in connection with the development of various formulations of KD034;

  •
  approximately $      to       million through 2016 to conduct various KD025 and tesevatinib toxicology studies, as well as other costs to develop various antibodies;

  •
  approximately $      to       million through 2016 to fund CMCC to support clinical supply needs, process optimization and reformulation efforts, and ongoing drug stability expenses; and

  •
  any remaining balance for working capital and other general corporate purposes.

        This expected use of the net proceeds from this offering and our existing cash, cash equivalents, restricted cash and current revenue forecasts represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials and actual results of operations, as well as any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, business or technologies.

        As of September 30, 2015, we had cash and cash equivalents of $7.7 million and restricted cash of $2.1 million. Based on our planned use of the net proceeds from this offering and our existing cash, cash equivalents, restricted cash and current revenue forecasts, we estimate that such funds will be sufficient to enable us to support research and development needs and to fund our operating expenses and capital requirements for the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect that the net proceeds from this offering and our existing cash, cash equivalents and restricted cash will be sufficient to enable us to fund the completion of development and commercialization of any of our product candidates.

        Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

 DIVIDEND POLICY

        We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt. We have never declared nor paid any dividends on our common stock and do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. In addition, the 2015 Credit Agreement, Senior Convertible Term Loan and Second-Lien Convert, as well as any future borrowings, will restrict our ability to pay dividends. See "Risk factors—Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain." Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and covenants in our existing financing arrangements and any future financing arrangements.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2015, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the Corporate Conversion, based on the assumed initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of      units for one share of common stock; and

  •
  on a pro forma as adjusted basis to additionally give effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom.

        Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read the information in this "Capitalization" section in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations," "Corporate Conversion," "Description of Capital Stock" and "Use of Proceeds" sections and other financial information contained in this prospectus.

	As of September 30, 2015
	Actual	Pro forma		Pro forma as adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$7,702		$7,702	$

Indebtedness
Secured term debt—current	$760		$760
Secured term debt—net of current portion and discount	26,706		26,706
Convertible debt, net of discount	157,442

Total Indebtedness	$184,908	$

Class E redeemable convertible membership units; 4,075,770 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted	$47,238		$—	$

Class A membership units; 53,941,000 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted	$—		$—	$
Class B membership units; one unit issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted	—		—
Class C membership units; one unit issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted	$—		$—	$
Class D membership units; 4,373,674 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted	—		—
Common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	368,674
Accumulated deficit	(609,375)

Total members' deficit	$(240,701)	$		$

Total capitalization	$(8,555)	$		$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares we are offering at the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents,

  additional paid-in capital, total stockholders' equity and total capitalization by approximately $       million.

        The table above does not include:

  •
  3,722,180 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2015 at a weighted-average exercise price of $5.90 per share, 1,957,206 of which are exercisable as of September 30, 2015;

  •
  5,000,000 shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $6.00 per share, none of which is exercisable as of September 30, 2015;

  •
          shares of common stock issuable at our option under our 2014 LTIP as of September 30, 2015;

  •
          shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes            shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of September 30, 2015;

  •
          shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan;

  •
          shares issuable upon the exercise of warrants outstanding as of September 30, 2015 at a weighted-average exercise price of $      per share following the Corporate Conversion; and

  •
          shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert.

 DILUTION

        If you invest in our common stock, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Pro forma net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

        The historical net tangible book value of our book deficit as of September 30, 2015 was $      , or $      per Class A membership unit. Historical net tangible book value per Class A membership unit represents the amount of our total tangible assets less total liabilities, divided by the total number of Class A membership units outstanding as of September 30, 2015. On a pro forma basis, after giving effect to conversion of the Class B, C, D and E membership units into Class A membership units immediately prior to the completion of this offering, our pro forma net tangible book value as of September 30, 2015 was $      , or $      per Class A membership unit.

        After giving effect to the Corporate Conversion, pro forma net tangible book deficit as of September 30, 2015 was $       million, or $      per share based on the shares of common stock issued and outstanding after the Corporate Conversion based on an assumed initial public offering price of $      per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus). After giving effect to our sale of common stock in this offering at the initial public offering price of $       per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been $       million, or $      per share (assuming no exercise of the underwriters' option to purchase additional shares of our common stock). This represents an immediate increase of net tangible book value of $      per share to our existing stockholders and an immediate and substantial dilution of $      per share to new investors purchasing common stock in this offering.

        The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2015	$
Pro forma decrease in net tangible book value per share as of attributable to the conversion of outstanding convertible units
Pro forma net tangible book value per share as of September 30, 2015
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors participating in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and working capital, total assets and total stockholders' equity by approximately $      , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares offered by us at the assumed initial public offering price of $      per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash

and cash equivalents and working capital, total assets and total stockholders' equity by approximately $      . The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

Total consideration
Shares purchased
Average price per share
	Number	Percent		Amount	Percent
(in millions)
Existing investors			%	$		%	$
New investors in this offering			%	$		%	$
Total			%	$		%	$

        See "Pricing sensitivity analysis" to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the estimated price range indicated on the cover of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

        The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of September 30, 2015 after giving effect to the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering, assuming the closing of this offering occurred on September 30, 2015, and excludes:

  •
  3,722,180 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2015 at a weighted-average exercise price of $5.90 per share, 1,957,206 of which are exercisable as of September 30, 2015;

  •
  5,000,000 shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $6.00 per share, none of which is exercisable as of September 30, 2015;

  •
          shares of common stock issuable at our option under our 2014 LTIP as of September 30, 2015;

  •
          shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes            shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of September 30, 2015;

  •
          shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan;

  •
          shares issuable upon the exercise of warrants outstanding as of September 30, 2015 at a weighted-average exercise price of $      per share following the Corporate Conversion; and

  •
          shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert.

        If, after giving effect to the Corporate Conversion, all of our outstanding options and warrants were exercised, our pro forma as adjusted net tangible book deficit as of September 30, 2015 would have been $      per share and our pro forma as adjusted net tangible book deficit after giving effect to this offering would have been $      per share, causing dilution to new investors purchasing shares in

this offering of $      per share. Shares purchased by new investors would then represent      % of the shares purchased from us for      % of the total consideration.

        The shares of our common stock reserved for future issuance under our 2016 Plans will be subject to automatic annual increases in accordance with its terms. To the extent that options are exercised, new options are issued under our 2016 Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

        The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the information regarding warrants exercisable following the Corporate Conversion, and the number of shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert will vary depending on the actual initial public offering price per share for this offering. See "Corporate Conversion" and "Pricing sensitivity analysis" for additional information.

CORPORATE CONVERSION

Overview

        We currently operate as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. In order to consummate the Corporate Conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware.

        In connection with the Corporate Conversion, Kadmon Holdings, Inc. will continue to hold all property and assets of Kadmon Holdings, LLC and will assume all of the debts and obligations of Kadmon Holdings, LLC. Kadmon Holdings, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described under the heading "Description of Capital Stock." On the effective date of the Corporate Conversion, the members of the board of managers of Kadmon Holdings, LLC will become the members of Kadmon Holdings, Inc.'s board of directors and the officers of Kadmon Holdings, LLC will become the officers of Kadmon Holdings, Inc.

        The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

        Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Kadmon Holdings, LLC and its combined operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements.

Conversion of Equity Securities

        As part of the Corporate Conversion, based on the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of            units for one share of common stock, all limited liability company interests of Kadmon Holdings, LLC, which are in the form of units, will be converted into an aggregate of shares of our common stock as follows:

  •
  holders of our Class A membership units will receive an aggregate of            shares of our common stock;

  •
  holders of our Class B membership units will receive an aggregate of            shares of our common stock;

  •
  holders of our Class C membership units will receive an aggregate of            shares of our common stock;

  •
  holders of our Class D membership units will receive an aggregate of            shares of our common stock; and

  •
  holders of our Class E redeemable convertible membership units will receive an aggregate of            shares of our common stock.

        In addition, based on the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus):

  •
  holders of our warrants to purchase units of Kadmon Holdings, LLC will receive warrants to purchase            shares of our common stock;

  •
  holders of our unvested EARs units will be converted into cash or equity settled stock appreciation rights with the number of shares, if any, used for payment to be determined on the applicable vesting date; and

  •
  holders of options to purchase membership units of Kadmon Holdings, LLC will receive options to purchase            shares of our common stock.

        The number of shares of common stock and the number of options issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion, which is based upon terms of the existing Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC. Upon conversion, the shares of common stock of Kadmon Holdings, Inc. will be allocated among the various classes of units in accordance with the distribution proportions, orders and priorities set forth in the limited liability company agreement and as summarized below.

  Class A membership units

        In the Corporate Conversion, the Class B, C, D and E membership units will automatically convert into Class A membership units as described below and, immediately thereafter, the Class A membership units will automatically convert into shares of our common stock.

  Class B and C membership units

        Insofar as the Corporate Conversion is occurring in connection with an an initial public offering in which our valuation is greater than $41.7 million, the Class B and C membership units will automatically convert into Class A membership units. The number of Class A membership units into which the entire classes of Class B and C membership units will convert will be equal to the Class B and C membership units' aggregate value of $41.7 million, as determined in accordance with the Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC, divided by the price per share of our common stock in this offering.

  Class D membership units

        Insofar as the Corporate Conversion is occurring in connection with an initial public offering in which our valuation is greater than $45.8 million, the Class D membership units will automatically convert into Class A membership units. The number of Class A membership units into which the entire class of Class D membership units will convert will be equal to the Class D membership units' aggregate value of $4.2 million, as determined in accordance with the Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC, divided by the price per share of our common stock in this offering.

  Class E redeemable convertible membership units

        In the Corporate Conversion, all Class E redeemable convertible membership units will automatically convert into Class A membership units. The number of Class A membership units into which each Class E redeemable convertible membership units may be converted will equal $11.50 divided by the applicable conversion price of the lower of 85% of the price of a share of our common stock in this offering or $11.50 per unit.

  Warrants

  Warrants issued in 2011 credit agreement

        In connection with our amended credit agreement in October 2011, we issued warrants exercisable for a total of 2,032,191 Class A membership units as fees to the lenders. The warrants are exercisable as of the date of issuance at a strike price of $11.41 and expire in October 2021. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

  Three tranches of warrants issued pursuant to 2013 and 2014 credit agreements

        In connection with our second amended credit agreement in June 2013, we issued three tranches of warrants as fees to the lenders which are redeemable for Class A membership units. In the aggregate, the first warrant tranche is redeemable for 1,119,618 Class A membership units at a strike price of $10.00 and exercisable as of the date of issuance. In the aggregate, the second warrant tranche is exercisable for 559,810 Class A membership units at a strike price of $13.75 and exercisable as of the date of issuance. In the aggregate, the third tranche is exercisable for 559,810 Class A membership units at a strike price of $16.50. The third warrant tranche is not exercisable until December 17, 2015, and will vest only if there are outstanding obligations under the second amended credit agreement, and contains a provision whereby the exercise price may decrease based on certain potential future events. All three warrant tranches contain a fixed number of units exercisable as of September 30, 2015.

        In connection with our first amended and restated convertible credit agreement in December 2013, we issued an additional 24,356, 12,177 and 12,177 of the first, second and third tranches of warrants, respectively, as fees to the lenders.

        In connection with the third amended credit agreement in November 2014, the strike price of all three tranches of warrants held by the lenders was amended to be the lower of $9.50 per unit or 85% of a future IPO price. In addition, the third tranche of warrants were vested immediately. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

  Warrants issued pursuant to 2015 Credit Agreement

        In connection with the 2015 Credit Agreement, we issued warrants as fees to the lenders to purchase an aggregate of $6.3 million of our Class A membership units. The strike price of the warrants is 85% of the price per unit in an IPO or, if before an IPO, 85% of the deemed per unit equity value as defined in the 2015 Credit Agreement. The warrants are exercisable as of the earlier of an IPO or July 1, 2016. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

  Other warrants

        On April 16, 2013, we issued warrants for the purchase of 300,000 Class A membership units at a strike price of $21.24 as consideration for fundraising efforts performed. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

        In certain instances, amounts outstanding under our existing credit facilities will convert into equity interests in Kadmon Holdings, Inc. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

        Because the exact number of shares of our common stock to be issued or issuable to holders of outstanding membership units and warrants of Kadmon Holdings, LLC and issuable upon conversion of the Senior Convertible Term Loan and the Second-Lien Convert is based on the initial public offering price, to the extent that the actual initial public offering price per share for this offering is greater or less than $            (the midpoint of the estimated price range set forth on the cover of this prospectus), the actual number of shares of common stock to be issued to holders of membership units and warrants and issuable upon conversion of the Senior Convertible Term Loan and the Second-Lien Convert will be adjusted accordingly. See "Pricing sensitivity analysis" to see how the number of shares to be issued in the Corporate Conversion or issuable thereafter upon exercise of options and warrants and conversion of the Senior Convertible Term Loan and the Second-Lien Convert would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the estimated price range indicated on the cover of this prospectus or if the underwriters' option to purchase additional shares of common stock is exercised in full.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth, for the periods and at the dates indicated, our selected consolidated financial data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following selected consolidated financial data in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus.

        The consolidated statements of operations data for the year ended December 31, 2014 and 2013 and the consolidated balance sheet data at December 31, 2014 and 2013, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2015 and the nine months ended September 30, 2014 and the consolidated balance sheet data at September 30, 2015 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Nine months ended September 30,				Year ended December 31,
	2015		2014		2014		2013
	(unaudited)
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Total revenue		$27,781		$68,145		$95,018		$51,319
Cost of sales		3,142		5,407		6,123		4,850
Write-down of inventory		2,069		4,623		4,916		1,400

Gross profit		$22,570		$58,115		$83,979		$45,069

Operating expenses:
Research and development		20,440		20,553		29,101		25,635
Selling, general and administrative		85,323		68,461		93,167		86,262
Impairment loss on intangible asset		31,269		—		—		—
Gain on divestiture of marketing rights		—		—		—		(13,418)
Loss from operations		(114,462)		(30,899)		(38,289)		(53,410)
Other expense (income)		(1,850)		14,431		26,096		51,883

Net loss		$(112,612)		$(45,330)		$(64,356)		$(105,294)

Basic and diluted net loss per share of common stock	$		$		$		$
Weighted average basic and diluted shares of common stock outstanding
Unaudited pro forma net loss	$		$		$		$
Unaudited pro forma basic and diluted net loss per share of common stock	$		$		$		$
Unaudited pro forma weighted average basic and diluted shares of common stock outstanding

	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
	(unaudited)	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,702	$20,991	$32,787
Working capital deficit	$(30,726)	$(19,573)	$(13,476)
Total assets	$82,951	$122,968	$177,004
Total redeemable convertible stock	$47,238	$37,052	$—
Total debt	$184,908	$161,406	$184,588
Total members' deficit	$(240,701)	$(155,420)	$(101,988)

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. See "Cautionary note regarding forward-looking statements."

Overview

        We are a fully integrated biopharmaceutical company engaged in the discovery, development and commercialization of small molecules and biologics to address disease areas of significant unmet medical need. We are actively developing product candidates in a number of indications within autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases. We leverage our multi-disciplinary research and clinical development group that has brought more than 15 drugs to market to identify and pursue a diverse portfolio of novel product candidates, both through in-licensing products and employing our small molecule and biologics platforms. By retaining global commercial rights to our lead product candidates, we believe that we have the ability to progress these candidates ourselves while maintaining flexibility for commercial and licensing arrangements. We expect to continue to progress our clinical candidates and have further clinical trial events to report throughout 2016.

        Our operations to date have been focused on developing first-in-class innovative therapies for indications with significant unmet medical needs while leveraging our commercial infrastructure. We have never been profitable and had an accumulated deficit of $609.4 million at September 30, 2015, of which approximately $214.1 million relates to amortization and impairment losses on our Infergen and Ribasphere product rights that were acquired through our purchase of Three Rivers Pharmaceuticals, LLC in October 2010. Our net losses were $64.4 million for the year ended December 31, 2014 and $112.6 million for the nine months ended September 30, 2015. Although our commercial business generates revenue, we expect to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our additional product candidates, hire additional personnel and initiate commercialization of approved products. We anticipate that our expenses will increase substantially if, and as, we:

  •
  invest significantly to further develop our most advanced product candidates, including KD025, tesevatinib, KD026 and KD034;

  •
  initiate additional clinical trials and preclinical studies for our other product candidates;

  •
  seek regulatory approval for our product candidates that successfully complete clinical trials;

  •
  continue to invest in our ROCK2 inhibitor and other research platforms;

  •
  seek to identify additional product candidates;

  •
  scale up our sales, marketing and distribution infrastructure and product sourcing capabilities;

  •
  acquire or in-license other product candidates and technologies;

  •
  scale up our operational, financial and management information systems and personnel, including personnel to support our product development;

  •
  make milestone or other payments under any in-license agreements;

  •
  maintain, expand and protect our intellectual property portfolio; and

  •
  operate as a public company.

        We are currently a Delaware limited liability company. Prior to the closing of this offering, we will complete transactions pursuant to which we will convert into a Delaware corporation and change our name to Kadmon Holdings, Inc. As required by the Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC, the Corporate Conversion has been approved by the board of managers of Kadmon Holdings, LLC. In connection with the Corporate Conversion, holders of our outstanding voting units will receive            shares of common stock for each Class A membership unit held immediately prior to the Corporate Conversion, and holders of options and warrants to purchase units will become options and warrants to purchase one share of common stock for each unit underlying such options or warrants immediately prior to the Corporate Conversion, at the same aggregate exercise price in effect prior to the Corporate Conversion. See "Corporate Conversion."

Sales and Marketing

        Through our wholly-owned subsidiary, Kadmon Pharmaceuticals, we have a marketing and sales organization focused on specialty pharmaceuticals. Kadmon Pharmaceuticals currently markets a portfolio of branded and generic drugs in the areas of liver disease, including chronic HCV infection, Wilson's disease and chronic weight management. We market these products to physicians in private practice or at hospitals and major medical centers in the United States that offer specialized patient management. We offer patient education, treatment compliance tools and financial assistance through our own branded program for eligible patients. We distribute our HCV products principally through specialty pharmacies and government agencies. We co-promote, but do not distribute, products for Wilson's disease and chronic weight management.

        Kadmon Pharmaceuticals is led by a management team with a broad set of capabilities and disease expertise across multiple therapeutic areas. Our multi-disciplinary team includes managed care and specialty pharmacy account directors, experienced regulatory, quality and CMC teams, marketing experts and sales specialists. We have extensive experience and expertise in the specialty pharmacy distribution channel, which represents a competitive advantage and positively serves healthcare providers and patients. Specialty pharmacies dispense medications for complex or chronic conditions that require a high level of patient education and ongoing counseling. The specialty pharmacies through which we distribute our products are fully independent of Kadmon. We do not have any ownership interest in, consolidated financial results of or have affiliations with any specialty pharmacy.

        Kadmon Pharmaceuticals collaborates with Kadmon's clinical development team, focusing on building competitive differentiated value for our pipeline products, product launch and promotional activities and professional education. We leverage healthcare provider relationships to understand market dynamics and unmet needs. In addition, our commercial operation supports our clinical product development by providing quality assurance, compliance, regulatory and pharmacovigilance among other capabilities. These capabilities are integral to our ability to quickly advance product candidates through development.

Components of Statement of Operations

Revenue

        Our revenue is substantially derived from sales of our portfolio of products, including RibaPak and Ribasphere tablets and capsules. Revenue also includes the recognition of upfront licensing fees and milestone payments received primarily from our license agreement with AbbVie. We have an agreement with Valeant to co-promote Syprine for the treatment of Wilson's disease and an agreement with

VIVUS to co-promote Qsymia for the treatment of chronic weight management in the United States. Revenue will be recognized as earned based upon sales of the co-promoted products; however, to date we have not generated any significant revenue from these agreements.

Cost of Sales

        Cost of sales consists of product costs, including ingredient costs and costs of contract manufacturers for production, and shipping and handling of the products. Also included are costs related to quality release testing and stability testing of the products. Other costs included in cost of sales are packaging costs, warehousing costs and certain allocated costs related to management, facilities, and other expenses associated with supply chain logistics. The cost of sales reported for the years ended December 31, 2014 and 2013 and the nine months ended September 30, 2015 and 2014 reflects costs incurred related to shipments to customers of RibaPak and Ribasphere in these periods.

Research and development expenses

        Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

  •
  license fees related to the license and collaboration agreements;

  •
  research and development-based employee-related expenses, including salaries, benefits, travel and other compensation expenses;

  •
  expenses incurred under our agreements with contract research organizations, that conduct nonclinical and preclinical studies, and clinical sites and consultants that conduct our clinical trials;

  •
  costs associated with regulatory filings;

  •
  costs of laboratory supplies and the acquisition, development and manufacture of preclinical and clinical study materials and study drugs; and

  •
  costs of research-dedicated facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

        From inception through September 30, 2015, we incurred $137.2 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue development of our product candidates. The costs of clinical trials may vary significantly over the life of a program owing to the following:

  •
  per-patient trial costs;

  •
  the number of sites included in the trials;

  •
  the countries in which the trials are conducted;

  •
  the use of third-party service providers, such as preclinical and clinical CROs;

  •
  the length of time required to enroll eligible patients;

  •
  the number of patients that participate in the trials;

  •
  the number of doses that patients receive;

  •
  the drop-out or discontinuation rates of patients;

  •
  potential additional safety monitoring or other studies requested by regulatory agencies;

  •
  the duration of patient follow-up;

  •
  the phase of development of the product candidate; and

  •
  the efficacy and safety profile of the product candidate.

        Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. We do not allocate personnel-related costs, including stock-based compensation, costs associated with broad technology platform improvements and other indirect costs to specific product candidates, as they are deployed across multiple projects under development.

        For the years ended December 31, 2014 and 2013, we recognized $29.1 million and $25.6 million, respectively, of research and development expenses. For the nine months ended September 30, 2015 and 2014, we recognized $20.4 million and $20.6 million in research and development expenses, respectively.

        For the years ended December 31, 2014 and 2013, we recognized $4.8 million and $2.4 million in development expenses for tesevatinib, respectively; $2.9 million and $1.9 million for KD025, respectively; $0.1 million and $22,000 for KD026, respectively. Additionally, for the year ended December 31, 2014, we recognized $0.2 million for the KD034 program, which began in the fourth quarter of 2014.

        For the nine months ended September 30, 2015 and 2014, we recognized $3.2 million and $3.4 million in development expenses for tesevatinib, respectively; $1.8 million and $1.9 million for KD025, respectively; $1.3 million and $0.1 million for KD026, respectively. Additionally, for the nine months ended September 30, 2015, we recognized $0.6 million for the KD034 program.

        The successful development of our product candidates is highly uncertain and subject to numerous risks including, but not limited to:

  •
  the scope, rate of progress and expense of our research and development activities;

  •
  clinical trial results;

  •
  the scope, terms and timing of regulatory approvals;

  •
  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

  •
  the cost, timing and our ability to acquire sufficient clinical and commercial supplies for any product candidates and products that we may develop; and

  •
  the risks disclosed in the section entitled "Risk Factors" in this prospectus.

        A change in the outcome of any of these variables could mean a significant change in the expenses and timing associated with the development of any product candidate.

Selling, general and administrative expenses

        Selling, general and administrative expenses consist primarily of salaries and related costs for non-research personnel, including stock-based compensation and travel expenses for our employees in executive, operational, finance, legal, commercial, regulatory, pharmacovigilance and human resource functions. Other selling, general and administrative expenses include facility-related costs, commercial royalty expense and director compensation, accounting and legal services, consulting costs and programs and marketing costs to support the commercial business.

        In June 2008, we entered into an asset purchase agreement with Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited d/b/a Zydus-Cadila (Zydus) in connection with an outstanding dispute, where we purchased all of Zydus' rights, title and interest to high dosages of ribavirin. Under this agreement we are required to make royalty payments to Zydus based on net sales of products in the mid-teen percents until August 11, 2025.

        We anticipate that our selling, general and administrative expenses will increase in the future as we expand headcount to support both our continued research and development and the planned commercialization of our product candidates. Additionally, we expect future increases in audit, legal, regulatory and tax-related expenses required to operate as a public company.

Other income (expense)

        Other income (expense) is comprised of interest income earned on cash and cash equivalents and restricted cash and interest expense on our outstanding indebtedness, including paid-in-kind interest on our convertible debt and non-cash interest related to the write-off and amortization of debt discount and deferred financing costs associated with our indebtedness. Gains and losses arising from changes in fair value of our financial instruments are recognized in other income (expense) in the consolidated statements of operations. Such financial instruments include a success fee and warrant liabilities for which the exercise price is contingent on our company's per share price in a qualified public offering. The change in fair value is based upon the fair value of the underlying security at the end of each reporting period, as calculated using the Black-Scholes option pricing model, in the case of the success fee, and a binomial model, in the case of the warrant liabilities.

        In addition, we operate in currencies other than the U.S. dollar to fund research and development and commercial activities performed by various third-party vendors. The translation of these currencies into U.S. dollars results in foreign currency gains or losses, depending on the change in value of these currencies against the U.S. dollar. These gains and losses are included in other income (expense).

Income taxes

        We are a limited liability company but taxed as a C corporation for federal and state tax purposes. Prior to the closing of this offering, we intend to convert from a limited liability company to a Delaware corporation pursuant to a statutory conversion. At September 30, 2015, we had a deferred tax liability of $1.4 million and a full valuation allowance for our deferred tax assets.

Critical Accounting Policies and Significant Judgments and Estimates

        Management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reporting amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to intangible assets and goodwill, derivative liabilities, unit-based compensation and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition

        We recognize sales when the risk of loss has been transferred to the customer. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates, chargebacks, returns and discounts to government payors, wholesalers and managed care organizations. These deductions represent management's best estimates of the related reserves and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of the actual future settlement, results could be materially affected.

        We account for revenue that we recognize under our license agreement with AbbVie in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC), Topic 605-25, "Revenue Recognition for Arrangements with Multiple Elements", which addresses the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting. A delivered item within an arrangement is considered a separate unit of accounting only if both of the following criteria are met:

  •
  the delivered item has value to the customer on a stand-alone basis; and

  •
  if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the vendor.

        In accordance with FASB ASC Topic 605-25, if both of the criteria above are not met, then separate accounting for the individual deliverables is not appropriate. Revenue recognition for arrangements with multiple deliverables constituting a single unit of accounting is recognized generally over the greater of the term of the arrangement or the expected period of performance, either on a straight-line basis or on a modified proportional performance method.

        Non-refundable license fees that we receive under our license agreement with AbbVie are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the receivable is reasonably assured and we have no future performance obligations under the license agreement.

        We will account for milestones related to research and development activities in accordance with FASB ASC Topic 605-28, "Milestone Method of Revenue Recognition". FASB ASC Topic 605-28 allows for the recognition of consideration which is contingent on the achievement of a substantive milestone, in its entirety, in the period the milestone is achieved. A milestone is considered to be substantive if all of the following criteria are met: the milestone is commensurate with either (1) the performance required to achieve the milestone or (2) the enhancement of the value of the delivered items resulting from the performance required to achieve the milestone, the milestone relates solely to past performance, and the milestone payment is reasonable relative to all of the deliverables and payment terms within the agreement.

        Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue on our balance sheet. Amounts expected to be recognized as revenue in the next twelve months following the balance sheet date are classified as current liabilities.

Research and development costs and expenses

        In accordance with FASB ASC Topic 730-10-55, "Research and Development", expenditures for research and development, including upfront licensing fees and milestone payments associated with products that have not yet been approved by the FDA, are charged to research and development expense as incurred. Future contract milestone payments will be recognized as expense when achievement of the milestone is determined to be probable. When contracts for outside research products or testing require advance payment, they are recorded on the balance sheet as prepaid items and expensed when the service is provided or reaches a specific milestone outlined in the contract.

Unit-based compensation expense

        We recognize unit-based compensation expense in accordance with FASB ASC Topic 718, "Stock Compensation" (ASC 718), for all unit-based awards made to employees and board members based on estimated fair values. ASC 718 requires companies to measure the cost of employee services incurred in exchange for the award of equity instruments based on the estimated fair value of the unit-based award on the grant date. The expense is recognized over the requisite service period.

        All unit-based awards to non-employees are accounted for in accordance with FASB ASC Topic 505-50, "Equity Based Payments to Non-Employees," where the value of unit compensation is based on the measurement date, as determined at either a) the date at which a performance commitment is reached, or b) the date at which the necessary performance to earn the equity instruments is complete.

        We use a Black-Scholes option-pricing model to value our unit options for each unit option award. Using this option-pricing model, the fair value of each employee and board member award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period, net of forfeitures. The unit option awards generally vest pro-rata annually. The expected volatility assumption is based on the volatility of the stock price of comparable public companies. As a privately held company with a limited operating history, we use comparable public companies to estimate our expected unit price volatility. We select companies from the biopharmaceutical industry with similar characteristics to ours including technology, enterprise value, risk profile and position within the industry, and with historical price information sufficient to meet the expected life of our unit-based awards. We intend to continue to consistently apply this process using comparable companies until a sufficient amount of historical information regarding the volatility of our own unit price becomes available. The expected life is determined using the "simplified method" permitted by Staff Accounting Bulletin Numbers 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as we have never declared a cash dividend. We issue unit-based awards to employees, board members and non-employees, generally in the form of options and restricted units at exercise prices not less than the fair value of our Class A membership units at the time of grant.

        Prior to this offering, we are a privately held company with no active public market for our Class A membership units. Therefore, our management has estimated the fair value of our Class A membership units at various dates considering our most recently available third-party valuations of Class A membership units and management's assessment of additional objective and highly subjective factors that it believed were relevant. After the Corporate Conversion is completed and once a public trading market for shares of our common stock has been established in connection with the closing of this offering, it will no longer be necessary for management to estimate the fair value of our equity in connection with our accounting for granted stock options. In the absence of a public trading market for shares of our common stock, we apply the fair value recognition provisions of FASB ASC Topic 718, "Compensation—Stock Compensation." ASC 718 requires all unit-based payments to employees and directors, including unit option grants and modifications to existing unit options, to be recognized in the statements of operations based on their fair values. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services using the straight-line, single option method.

        As there has been no public market for our Class A membership units to date, the estimated fair value of our Class A membership units has been determined contemporaneously by our board of managers utilizing independent third-party valuations prepared in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid for financial reporting purposes. We performed contemporaneous valuations of our Class A membership units concurrently with the achievement of significant milestones or with major financing events as of October 31, 2013 ($11.25), May 31, 2014 ($7.00), October 31, 2014 ($6.00) and September 30, 2015 ($5.00). In conducting these valuation analyses, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including:

  •
  recent equity financings and the related valuations;

  •
  industry information such as market size and growth;

  •
  market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and

  •
  macroeconomic conditions.

        The assumptions relating to the valuation of our unit options granted during the nine months ended September 30, 2015, and for the years ended December 31, 2014 and 2013 are shown below.

Assumptions for the period ended September 30, 2015	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$4.35	$4.57
Volatility	89.20%	93.83%
Risk-free interest rate	1.66%	1.73%
Expected life	5.7 years	6.0 years
Expected dividend yield	0%	0%

Assumptions for the year ended December 31, 2014	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$4.42	$4.27
Volatility	92.77%	78.96%
Risk-free interest rate	1.73%	1.79%
Expected life	5.5 years	6.0 years
Expected dividend yield	0%	0%

Assumptions for the year ended December 31, 2013	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$6.18	$6.38
Volatility	60.99%	61.65%
Risk-free interest rate	1.81%	1.99%
Expected life	5.5 years	5.8 years
Expected dividend yield	0%	0%

        The following table summarizes by grant date the number of units subject to options granted since January 1, 2013, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant and the per unit estimated fair value of the options:

Grant Date	Number of Units Subject to Options Granted	Per Unit Exercise Price of Options		Fair Value of Class A Units per Unit on Date of Option Grant	Per Unit Estimated Fair Value of Options
December 19, 2013	2,240,510	$6.00	(1)	$11.25	$6.37
October 10, 2014	484,000	$6.00	(2)	$7.00	$3.88
December 31, 2014	1,045,000	$6.00		$6.00	$4.54
January 5, 2015	56,500	$6.00		$6.00	$4.58
January 12, 2015	1,250	$6.00		$6.00	$4.56
August 1, 2015	113,333	$6.00		$6.00	$4.32

(1)
At the time of the option grants on December 19, 2013, management determined that the fair value of our Class A membership units of $11.25 per unit calculated in the valuation as of October 31, 2013 reasonably reflected the per unit fair value of Class A membership units as of the grant date. However, as described below, the exercise price of these grants was adjusted to $6.00 per unit.

(2)
At the time of the option grants on October 10, 2014, management determined that the fair value of our Class A membership units of $7.00 per unit calculated in the valuation as of May 31, 2014 reasonably reflected the per unit fair value of Class A membership units as of the grant date. However, as described below, the exercise price of these grants was adjusted to $6.00 per unit.

        In January 2015, we completed an exchange of certain employee unit options issued under our 2011 Equity Incentive Plan (the Exchange). Certain previously granted options were exchanged for new options with a lower exercise price granted on a one-for-one basis. Options to purchase an aggregate of approximately 2.3 million of our Class A membership units were exchanged. Options granted pursuant to the Exchange have an exercise price of $6.00 per unit, the estimated fair value of our Class A membership units as of October 31, 2014. Options granted pursuant to the Exchange have the same vesting schedule as the original award. The Exchange resulted in a modification charge of $1.1 million, of which $668,000 was expensed immediately during the first quarter of 2015 and the remaining amount will be recognized over the vesting periods of each award. These vesting periods range from one to two years.

        In January 2015, we issued 10,435 Class E redeemable convertible units to settle fees payable to certain board members amounting to $120,000, resulting in unit-based compensation expense of this amount during 2014.

Intangible assets

        Intangible assets are stated at cost, less accumulated amortization. These assets are tested for impairment at least once annually, if determined to have an indefinite life, or whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. If any of our intangible or long-lived assets are considered to be impaired, the amount of impairment to be recognized is the excess of the carrying amount of the assets over its fair value. Applicable long-lived assets, including intangible assets with definitive lives, are amortized or depreciated over the shorter of their estimated useful lives, the estimated period that the assets will generate revenue, or the statutory or contractual term in the case of patents. Estimates of useful lives and periods of expected revenue generation are reviewed periodically for appropriateness and are based upon management's judgment.

Fair value

        We follow the provisions of FASB ASC Topic 820, "Fair Value Measurements and Disclosures" (ASC 820). This pronouncement defines fair value, establishes a framework for measuring fair value under GAAP and requires expanded disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

          Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

          Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

          Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

        The fair value of cash, accounts receivable, accounts payable and other milestone payable approximate their carrying amounts due to their short-term nature.

JOBS Act

        As an "emerging growth company" (EGC), under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

        We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including without limitation (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB), regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Results of Operations

Nine months ended September 30, 2015 and 2014 (unaudited)

	Nine months ended September 30,
	2015	2014
	(in thousands)
Revenues
Net sales	$23,576	$56,770
License and other revenue	4,205	11,375

Total revenue	27,781	68,145
Cost of sales	3,142	5,407
Write-down of inventory	2,069	4,623

Gross profit	22,570	58,115

Operating expenses:
Research and development	20,440	20,553
Selling, general and administrative	85,323	68,461
Impairment loss on intangible asset	31,269	—

Total operating expenses	137,032	89,014

Loss from operations	(114,462)	(30,899)
Other (income) expense	(1,850)	14,431

Net loss	$(112,612)	$(45,330)

Revenues

        Total revenue decreased by 59%, or approximately $40.4 million, to $27.8 million for the nine months ended September 30, 2015 from $68.1 million for the nine months ended September 30, 2014. The decrease was mostly attributable to the 2014 launches of novel direct-acting antivirals by other pharmaceutical companies. As a result of these launches, we expect sales of our ribavirin portfolio of products to continue to decrease. We recognized milestone revenue from our license agreement with AbbVie amounting to $8.0 million for the nine months ended September 30, 2014, while no such milestone revenue was recognized for the nine months ended September 30, 2015. We also recognized previously deferred revenue from our license and collaboration agreements amounting to $4.2 million and $3.4 million for the nine months ended September 30, 2015 and 2014, respectively.

Cost of sales

        Cost of sales decreased by 42%, or approximately $2.3 million, to $3.1 million for the nine months ended September 30, 2015 from $5.4 million for the nine months ended September 30, 2014. The decrease was a direct result of lower sales of our ribavirin portfolio of products.

Write-down of inventory

        We recognized $2.1 million and $4.6 million of inventory write-downs during the nine months ended September 30, 2015 and 2014, respectively, of our ribavirin portfolio of inventory based on our expectation that such inventory will not be sold prior to reaching its product expiration date. Our net inventory balance is $3.7 million as of September 30, 2015.

Research and development expenses

        Research and development expenses were essentially unchanged, decreasing by 0.5%, or approximately $0.1 million, to $20.4 million for the nine months ended September 30, 2015 from $20.5 million for the nine months ended September 30, 2014.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased by 24.6%, or approximately $16.9 million, to $85.3 million for the nine months ended September 30, 2015 from $68.5 million for the nine months ended September 30, 2014. The increase was primarily related to higher amortization expense related to our Ribasphere intangible asset of $7.7 million, additional rent expense of $1.0 million and $22.7 million in advisory and consulting fees and legal settlements, $21.8 million of which were non-cash. The increase was partially offset by lower employee costs of $6.4 million as a result of headcount reductions, lower royalty and other sales related expenses of $5.7 million in connection with revenue declines and lower travel, entertainment and other general and administrative expenses of $2.0 million in connection with cost-savings initiatives.

Impairment loss on intangible asset

        In September 2015, we reviewed the estimated useful life of the Ribasphere product rights and determined that the actual life of the Ribasphere product rights intangible asset was shorter than the estimated useful life used for amortization purposes in our financial statements due to hepatitis C market conditions. As a result, effective September 30, 2015, we changed the estimate of the useful life of our Ribasphere product rights intangible asset to 1.25 years to better reflect the estimated period during which the asset will generate cash flows. We determined that the estimated fair value of the Ribasphere product rights was impaired and recorded an impairment loss of $31.3 million in September 2015.

Other (income) expense

        Other (income) expense consisted primarily of interest expense related to our debt of $19.8 million and $22.3 million for the nine months ended September 30, 2015 and 2014, respectively, and a $2.9 million loss on extinguishment of debt for the nine months ended September 30, 2015. The following table provides the components of other (income) expense:

	Nine Months Ended September 30,
	2015	2014
	(in thousands)
Interest expense	$7,090	$8,060
Interest paid-in-kind	6,202	11,909
Write-off of deferred financing costs and debt discount	2,752	—
Amortization of deferred financing costs and debt discount	3,752	2,373
Other income	(21,646)	(7,911)

Other (income) expense	$(1,850)	$14,431

        Other income consisted primarily of a $24.0 million gain recognized upon the deconsolidation of MeiraGTx Limited (MeiraGTx), a change in the fair value of financial instruments of $1.6 million, a loss on equity method investment of $1.1 million and a $2.9 million loss on extinguishment of debt during the nine months ended September 30, 2015. Other income consisted primarily of a change in the fair value of financial instruments of $5.6 million and a gain on settlement of obligations of $2.3 million for the nine months ended September 30, 2014.

Years ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013
	(in thousands)
Revenues
Net sales	$63,530	$47,935
License and other revenue	31,488	3,384

Total revenue	95,018	51,319
Cost of sales	6,123	4,850
Write-down of inventory	4,916	1,400

Gross profit	83,979	45,069

Operating expenses:
Research and development	29,101	25,635
Selling, general and administrative	93,167	86,262
Gain on divestiture of marketing rights	—	(13,418)

Total operating expenses	122,268	98,479

Loss from operations	(38,289)	(53,410)
Other expense	26,096	51,883

Net loss	$(64,356)	$(105,294)

Revenues

        Total revenue increased by 85%, or approximately $43.7 million, to $95.0 million for the year ended December 31, 2014 from $51.3 million for the year ended December 31, 2013. The increase was primarily attributable to the late 2013 launch of Sovaldi, a novel HCV therapy with which ribavirin was commonly prescribed. In late 2014, additional novel direct-acting antivirals were launched by other pharmaceutical companies. As a result of these launches, we expect sales of our ribavirin portfolio of products to decrease in the near term.

        We recognized milestone revenue from our license agreement with AbbVie amounting to $27.0 million and $1.0 million for the years ended December 31, 2014 and 2013, respectively. We also recognized previously deferred revenue from our license and collaboration agreements amounting to $4.4 million and $2.4 million for the years ended December 31, 2014 and 2013, respectively.

Cost of sales

        Cost of sales increased by 26%, or approximately $1.2 million, to $6.1 million for the year ended December 31, 2014 from $4.9 million for the year ended December 31, 2013. The increase was a direct result of higher sales of our ribavirin portfolio of products.

Write-down of inventory

        We recognized $4.9 million and $1.4 million of inventory write-downs during the years ended December 31, 2014 and 2013, respectively, of our Ribasphere inventory based on our expectation that such inventory will not be sold prior to reaching its product expiration date.

Research and development expenses

        Research and development expenses increased by 14%, or approximately $3.5 million, to $29.1 million for the year ended December 31, 2014 from $25.6 million for the year ended December 31, 2013, primarily related to the advancement of our clinical product candidates.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased by 8%, or approximately $6.9 million, to $93.2 million for the year ended December 31, 2014 from $86.3 million for the year ended December 31, 2013. The increase was primarily related to higher amortization expense related to our Ribasphere intangible asset of $7.3 million, higher employee costs of $2.6 million as a result of increases to headcount, higher royalty and other sales related expenses of $1.3 million in connection with an increase in revenue and higher travel, entertainment and other general and administrative expenses of $1.2 million. The increase was partially offset by lower legal fees, legal settlements and consulting costs of $6.0 million.

Gain on divestiture of marketing rights

        In June 2013, we entered into a license agreement with respect to ribavirin with AbbVie. Pursuant to the agreement, AbbVie acquired certain rights to develop, manufacture and market our proprietary, high-dose formulation of ribavirin in the United States and acquired marketing authorizations and related assets for ribavirin in certain countries outside the United States. We received upfront payments totaling $64.0 million, of which $20.0 million was considered allocable to the sale of international intellectual property and marketing rights. As such, we recognized a gain of approximately $13.4 million, representing the difference between the allocated consideration for the international intellectual property and marketing rights and the net book value of those rights.

Other expense

        Other expense consisted primarily of interest expense related to our debt of $28.9 million and $42.6 million for the years ended December 31, 2014 and 2013, respectively. The following table provides components of other (income) expense:

	December 31,
	2014	2013
	(in thousands)
Interest expense	$12,204	$28,386
Interest paid-in-kind	13,374	10,786
Amortization of deferred financing costs and debt discount	3,333	3,467
Other (income) expense	(2,815)	9,244

Other expense	$26,096	$51,883

        We incurred a loss on extinguishment of debt resulting from amendments to our debt agreements of $4.6 million and $10.7 million for the years ended December 31, 2014 and 2013, respectively. Other income consisted primarily of a change in the fair value of financial instruments of $5.0 million and $1.0 million for the years ended December 31, 2014 and 2013, respectively.

Liquidity and Capital Resources

Overview

        Since inception, we have incurred operating losses and anticipate that we will continue to incur operating losses for the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase as we develop our product candidates. As a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. As of September 30, 2015, we had $7.7 million in cash and $2.1 million in restricted cash pursuant to our lease for our headquarters. To date, we have financed our operations through borrowings under credit facilities and private placements of equity and convertible debt securities, as well as revenue generated from the sale of our commercial products.

        The report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses from operations, deficiencies in working capital and members' capital raise substantial doubt about our ability to continue as a going concern. See "Risk Factors—Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern."

Sources of Liquidity

        Since our inception through September 30, 2015, we have raised net proceeds from the issuance of Class A membership units of approximately $272.8 million and proceeds from the issuance of Class E redeemable convertible units of $39.4 million.

        As of September 30, 2015, we had senior secured non-convertible term debt of $35.0 million, senior secured convertible credit agreement of $70.8 million and second-lien convertible PIK notes of $95.4 million. Holders of the senior secured convertible credit agreement may elect to convert any portion of principal in increments of $1.0 million to Class A membership units at any time at a conversion price of $12.00 per Class A membership unit, subject to adjustment at the time of an initial public offering. In the event of any qualified underwritten public offering of common equity shares, the conversion price of the senior secured convertible credit agreement will be adjusted to the lesser of $12.00 or 84.75% of the per share offering price. The conversion price of the second-lien convertible PIK notes will be adjusted to the lesser of $12.00 or 90% of the per share offering price.

        The following table sets forth the primary sources and uses of cash and cash equivalents for each period set forth below:

	Nine months ended September 30,		Year ended December 31,
	2015	2014	2014	2013
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Net cash provided by (used in):
Operating activities	$(46,609)	$(37,036)	$(8,493)	$(48,615)
Investing activities	(89)	(1,573)	(2,062)	18,270
Financing activities	33,409	12,175	(1,241)	50,904

Net (decrease) increase in cash and cash equivalents	$(13,289)	$(26,434)	$(11,796)	$20,559

Operating activities

        The net cash used in operating activities was $46.6 million for the nine months ended September 30, 2015, and consisted primarily of a net loss of $112.6 million adjusted for non-cash items, including the amortization and impairment loss of intangible assets of $53.4 million, depreciation of $1.7 million, amortization of deferred financing costs and debt discount of $3.8 million, gain on deconsolidation of subsidiary of $24.0 million, fair value of units issued to third parties of $11.4 million, paid-in-kind interest expense of $6.2 million and unit-based compensation expense of $4.7 million, as well as, a net increase in operating assets and liabilities of $1.9 million. The significant items in the change in operating assets and liabilities include a decrease in deferred revenue of $6.1 million related to our license agreement with AbbVie and an increase in accounts receivable of $4.1 million, partially offset by an increase of $11.0 million in accounts payable, accrued expenses, other liabilities and deferred rent and a $1.9 million decrease in inventory.

        The net cash used in operating activities was $37.0 million for the nine months ended September 30, 2014, and consisted primarily of a net loss of $45.3 million, adjusted for non-cash items including the amortization of intangible assets of $14.4 million, depreciation of $2.1 million, amortization of deferred financing costs and debt discount of $2.4 million, paid-in-kind interest expense of $11.9 million and unit-based compensation expense of $3.5 million, as well as a net decrease in operating assets and liabilities of $24.1 million. The significant items in the change in operating assets and liabilities include the increase in restricted cash of $16.6 million, a decrease in deferred revenue of $3.3 million related to our license agreement with AbbVie, a decrease in accounts payable, accrued expenses, and other liabilities and deferred rent of $5.9 million, partially offset by a $1.7 million decrease in prepaid expenses and other assets.

        The net cash used in operating activities was $8.5 million for the year ended December 31, 2014, and consisted primarily of a net loss of $64.4 million adjusted for non-cash items, including the amortization of intangible assets of $21.8 million, depreciation of $2.6 million, amortization of deferred financing costs and debt discount of $3.3 million, a loss on extinguishment of debt of $4.6 million, paid-in-kind interest expense of $13.4 million and unit-based compensation expense of $7.6 million, as well as, a net increase in operating assets and liabilities of $3.5 million. The significant items in the change in operating assets and liabilities include an increase in deferred revenue of $1.6 million and restricted cash of $7.5 million related to our license agreement with AbbVie and a decrease in accounts receivable of $5.8 million, partially offset by a decrease of $13.0 million in accounts payable, accrued expenses, other liabilities and deferred rent.

        The net cash used in operating activities was $48.6 million for the year ended December 31, 2013, and consisted primarily of a net loss of $105.3 million, adjusted for non-cash items including the amortization of intangible assets of $14.5 million, depreciation of $2.6 million, amortization of deferred financing costs and debt discount of $3.5 million, a gain on divestiture of marketing rights of $13.4 million, a loss on extinguishment of debt of $10.7 million, paid-in-kind interest expense of $10.8 million and unit-based compensation expense of $5.8 million, as well as a net increase in operating assets and liabilities of $18.3 million. The significant items in the change in operating assets and liabilities include an increase in deferred revenue of $41.6 million, partially offset by a decrease of $14.0 million in accounts payable, accrued interest, accrued expenses, other liabilities and deferred rent, an increase in accounts receivable of $2.5 million and a decrease in restricted cash of $7.5 million related to our license agreement with AbbVie.

Investing activities

        Net cash used in investing activities was $0.1 million and $1.6 million for the nine months ended September 30, 2015 and 2014, respectively, consisting of costs related to the purchase of property and equipment, primarily related to in-house software purchased to support our internal clinical data management group.

        Net cash used in investing activities was $2.1 million for the year ended December 31, 2014, consisting of costs related to the purchase of property and equipment, primarily related to in-house software purchased to support our internal clinical data management group. Net cash provided by investing activities was $18.3 million for the year ended December 31, 2013, consisting of the sales of marketing rights, partially offset by costs related to the purchase of property and equipment, primarily related to in-house software purchased to support our internal clinical data management group.

Financing activities

        Net cash provided by financing activities for the nine months ended September 30, 2015 was $33.4 million, consisting of net proceeds from the senior secured non-convertible term loan of $35.0 million, net proceeds from the second-lien convertible PIK notes of $92.0 million, net proceeds from the issuance of Class A membership units of $15.0 million and net proceeds from the issuance of Class E redeemable convertible units of $0.6 million, partially offset by the repayment of senior secured term debt of $107.2 million and financing costs of $1.9 million.

        Net cash provided by financing activities for the nine months ended September 30, 2014 was $12.2 million, consisting of net proceeds from the issuance of Class E redeemable convertible units of $9.7 million and net proceeds from a related party loan of $2.5 million.

        Net cash used in financing activities for the year ended December 31, 2014 was $1.2 million, consisting of the repayment of senior secured term debt of $43.6 million, partially offset by net proceeds from the issuance of Class E redeemable convertible units of $38.8 million and net proceeds from related party loans of $3.5 million.

        Net cash provided by financing activities for the year ended December 31, 2013 was $50.9 million, consisting of net proceeds from the second amended credit agreement of $174.8 million and net proceeds from the issuance of Class A membership units of $51.0 million, partially offset by the repayment of the second amended credit agreement of $145.0 million, repayment of payable to sellers of $24.2 million and financing costs of $5.7 million.

Future Funding Requirements

        We expect our expenses to increase compared to prior periods in connection with our ongoing activities, particularly as we continue research and development, continue and initiate clinical trials and seek regulatory approvals for our product candidates. In anticipation of regulatory approval for any of our product candidates, we expect to incur significant pre-commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

        The expected use of our cash and cash equivalents, including the net proceeds from this offering, represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of, and results from, clinical trials, the potential need to conduct additional clinical trials to obtain approval of our product candidates for all intended indications, as well as any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of our existing cash and cash equivalents and the net proceeds from this offering.

        Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to complete our planned clinical trials for KD025, tesevatinib, KD026 and KD034 and advance certain of our other pipeline product candidates and fund our operating expenses and capital expenditure requirements for the next 18 months.

Financing Arrangements

August 2015 Secured Term Debt

        In August 2015, we entered into a senior secured non-convertible term loan in the amount of $35.0 million with two lenders (2015 Credit Agreement). The borrowings were partially used to repay our previous senior secured non-convertible term loan and to provide additional working capital in support of our growth. The interest rate on the loan is LIBOR plus 9.375% with a 1% floor. If this offering has not been completed before June 30, 2016, the interest rate on the loan will increase 1.50% per annum. We incurred a $0.8 million commitment fee in connection with the loan that will be amortized to interest expense over the term of the agreement. Beginning in August 2016, we will be required to make monthly principal payments in the amount of $0.4 million. Any outstanding balance of the loan and accrued interest is to be repaid on June 17, 2018.

        The 2015 Credit Agreement is unconditionally guaranteed by all of our existing and future domestic subsidiaries, subject to certain exceptions, and is secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of our present and future assets and those of our subsidiaries. The 2015 Credit Agreement requires us to satisfy certain developmental milestones and specified financial covenants, such as maintaining at all times liquidity in excess of $5.0 million. The 2015 Credit Agreement also contains events of default that are usual and customary for comparable facilities, including a change of control. In addition, it will be considered an event of default if Dr. Harlan W. Waksal ceases to devote substantially all of his time to our business and operations, whether due to death, disability, incapacity or otherwise.

        In conjunction with 2015 Credit Agreement, warrants to purchase $6.3 million of Class A membership units were issued to two lenders, of which $5.4 million was recorded as a debt discount and $0.9 million was recorded as loss on extinguishment of debt in our consolidated financial statements.

        Deferred financing costs of $1.3 million were recognized in recording the 2015 Credit Agreement and will be amortized to interest expense over the three year term of the agreement. Additionally, fees paid to one existing lender, inclusive of financial instruments issued of $0.1 million, were charged to loss on extinguishment of debt. There was also $1.5 million of debt discount and $0.4 million of deferred financing cost write-offs charged to loss on extinguishment of debt in connection with this transaction.

        At September 30, 2015, the outstanding balance of the 2015 Credit Agreement was $35.0 million and the interest rate was LIBOR plus 9.375% with a 1% floor. We are in compliance with all covenants under the 2015 Credit Agreement as of September 30, 2015.

August 2015 Third Amended Convertible Debt

        In June 2013, we entered into a senior secured convertible credit agreement (Senior Convertible Term Loan). The Senior Convertible Term Loan has a five year term under which the total borrowings were $35.0 million. Interest is calculated at a rate of 10% and payable-in-kind quarterly as an increase of principal. The Senior Convertible Term Loan is unconditionally guaranteed by all of our existing and future domestic subsidiaries, subject to certain exceptions, and is secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of our present and future assets and those of our subsidiaries.

        Holders of the Senior Convertible Term Loan may elect to convert any portion of principal in increments of $1.0 million to Class A membership units at any time. The initial conversion price was $18.00 per Class A membership unit. The holders may additionally receive a premium on their conversion option should certain events involving our capital structure occur.

        Deferred financing costs of $1.6 million were recognized in recording the Senior Convertible Term Loan and will be amortized to interest expense over the five year term of the agreement. In connection with this transaction, fees paid to existing creditors of $1.7 million were charged to loss on extinguishment of debt. We incurred $0.2 million in debt issuance costs to new creditors, which were recorded as a debt discount being amortized to interest expense over the five year term.

        In December 2013, we amended and restated the Senior Convertible Term Loan. The balance related to the Senior Convertible Term Loan was increased by $13.5 million with identical interest and conversion provisions as the Senior Convertible Term Loan. The amendment adjusted certain required covenant levels to allow for the additional debt.

        In November 2014, we further amended the Senior Convertible Term Loan and we incurred a $10.0 million fee payable to the lenders through an increase to the principal balance by the same amount. No changes were made to the interest rate or term of the loan. The conversion price of this loan was amended to be the lesser of $12.00 per unit or discounted at 84.75% of the Class A membership unit price (converted into common stock) at the time of an initial public offering (IPO).

        As a result of this amendment, $3.5 million was recorded as a debt discount and is being amortized to interest expense over the remaining term of the agreement as the amendment was deemed a modification for two creditors. Additionally, fees paid to one other creditor, inclusive of financial instruments issued of $0.2 million, were charged to loss on extinguishment of debt.

        In November 2014, we further amended the Senior Convertible Term Loan permitting us to enter into the Senior Convertible Term Loan and Second-Lien Convert.

        The Senior Convertible Term Loan requires us to satisfy certain developmental milestones and specified financial covenants, such as maintaining at all times liquidity in excess of $5.0 million. The Senior Convertible Term Loan also contains events of default that are usual and customary for comparable facilities, including a change of control. In addition, it will be considered an event of default if Dr. Harlan W. Waksal ceases to devote substantially all of his time to our business and operations, whether due to death, disability, incapacity or otherwise.

        On August 28, 2015, we further amended the terms of the Senior Convertible Term Loan to provide for, among other things, a $69.1 million term loan which matures on June 17, 2018. As consideration for the amendment, if a qualified IPO has not been completed on or prior to March 31, 2016, we agreed to pay an amendment fee equal to $1.3 million to be allocated among the lenders.

        At September 30, 2015, the outstanding balance of the Senior Convertible Term Loan was $70.8 million, which included all accrued interest. We are in compliance with all covenants under the Senior Convertible Term Loan as of September 30, 2015.

        The Senior Convertible Term Loan provides that if the proceeds from an initial public offering equal or exceed $75 million in the aggregate and shares of our common stock are listed on the NYSE, we shall take all steps necessary to approve for listing all of the Class A membership units issuable under the Senior Convertible Term Loan and grant customary piggyback registration rights to the lenders on substantially the same terms as those granted to our members under our Second Amended and Restated Limited Liability Company Agreement.

August 2015 Second-Lien Convertible Debt

        On August 28, 2015, we issued $94.3 million, including $2.3 million in third party fees, in aggregate principal amount of second-lien convertible PIK notes (Second-Lien Convert). We issued $1.6 million and $0.6 million in aggregate principal amount of Second-Lien Convert related to the third party fees in September 2015 and November 2015, respectively. As such, the second-lien convertible debt balance as of September 30, 2015 includes $0.6 million in accrued fees, which we settled with additional issuances in November 2015.

        In October 2015 and November 2015, we borrowed an additional $5.5 million and $15.0 million, respectively, and incurred $0.4 million in transaction costs under the $130.0 million Second-Lien Convert with three additional lenders bringing the total borrowings under the Second-Lien Convert to $114.8 million, including $2.3 million in third-party fees.

        Interest on the Second-Lien Convert is calculated at a rate of 13.0% and payable semi-annually on October 1 and April 1 of each year. We may, at our option, elect to pay interest due on the Second-Lien Convert: (i) entirely in cash; (ii) entirely as compounded interest, added to the aggregate principal amount of the Second-Lien Convert; or (iii) partially in cash and partially as compounded interest, added to the aggregate principal amount of the Second-Lien Convert. If we have not consummated an initial public offering of not less than $50.0 million and listed on a national stock exchange (Qualified IPO) on or before March 31, 2016, the interest rate will automatically increase on April 1, 2016 by an additional 3.0% and the interest rate will subsequently increase by an additional 3.0% on each October 1 and April 1 until the interest rate equals 21.0% per annum, which will remain the applicable interest rate so long as the Second-Lien Convert remain outstanding. The Second-Lien Convert require us to satisfy certain developmental milestones and to maintain at all times liquidity in excess of $3.0 million. The Second-Lien Convert also contain customary events of default.

        The Second-Lien Convert are unconditionally guaranteed by all of our existing and future domestic subsidiaries, subject to certain exceptions and secured by a second-lien security interest in the assets securing the 2015 Credit Agreement and the Senior Convertible Term Loan. We and certain of our subsidiaries entered into an Intercreditor Agreement, dated as of August 28, 2015, which sets forth the priorities of the security interest in the collateral securing the 2015 Credit Agreement, the Senior Convertible Term Loan and the Second-Lien Convert, the priorities of payment with respect to such obligations and certain other matters.

        Holders of the Second-Lien Convert may elect to convert any portion of principal to Class A membership units at any time following our consummation of a Qualified IPO. The conversion price shall be equal to the product of (x) 90% and (y) the price per Class A membership unit of us offered in a Qualified IPO provided, however, that the conversion price shall be capped at $12.00. We may redeem the Second-Lien Convert at our option, in whole or in part, at any time on or after the later of (x) the first anniversary of the issue date and (y) the date of the consummation of a Qualified IPO, at a redemption price of 150.0% of the principal amount, plus accrued and unpaid interest payable (at our option) in cash or Class A membership units. In addition, on or after the later of (x) the third anniversary of the issue date and (y) the date of the consummation of a Qualified IPO, we may redeem the Second-Lien Convert at our option, in whole or in part, at a redemption price in cash of 110.0% of the principal amount, plus accrued and unpaid interest.

        In connection with the issuance of the Second-Lien Convert, we entered into registration rights agreements with the investors thereunder granting them customary piggyback registration rights subject to the terms and conditions set forth therein.

        We incurred $2.3 million in third-party fees that was settled through the issuance of the Second-Lien Convert. Deferred financing costs of $3.7 million were recognized in recording the Second-Lien Convert and will be amortized to interest expense over the four-year term of the agreement. We incurred $0.1 million in debt issuance costs to new creditors, which were recorded as a debt discount and is being amortized to interest expense over the four-year term.

        As of September 30, 2015, the balance under the Second-Lien Convert includes principal and all accrued interest through that date. We were in compliance with all covenants of the Second-Lien Convert as of September 30, 2015.

        On October 27, 2015, we entered into amendments to the 2015 Credit Agreement, the Senior Convertible Term Loan and the Second-Lien Convert permitting us to issue additional Second-Lien Convert until December 26, 2015.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations as of September 30, 2015:

	Payments due by period (in thousands)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Secured term debt	$35,000	$1,140	$33,860	$—	$—
Interest expense(1)	$9,185	$3,688	$5,497	$—	$—
Convertible debt(2)	$264,430	$—	$92,624	$171,806	$—
Operating leases(3)	$51,187	$5,307	$11,304	$11,709	$22,867
License agreements(4)	$864	$170	$333	$325	$36

Total(5)	$360,666	$10,305	$143,618	$183,840	$22,903

(1)
Interest expense reflects our obligation to make cash interest payments in connection with our 2015 Credit Agreement at a rate of 10.375% assuming an initial public offering prior to June 30, 2016.

(2)
Convertible debt includes principal and PIK interest through maturity assuming an initial public offering prior to June 30, 2016.

(3)
Operating lease obligations primarily reflect our obligation to make payments in connection with leases for our corporate headquarters and commercial headquarters distribution center.

(4)
We also have commitments totaling $2.0 million annually until the date of the first sale of the drug PH906, licensed from Yale University, which is not included in the table above.

(5)
This table does not include: (a) milestone payments totaling $1.1 billion which may become payable to third parties under license agreements as the timing and likelihood of such payments are not known with certainty; (b) any royalty payments to third parties as the amounts, timing and likelihood of such payments are not known with certainty; (c) contracts that are entered into in the ordinary course of business which are not material in the aggregate in any period presented above, (d) payments totaling $2.5 million due upon consummation of this offering under settlement agreements, and (e) potential penalties in connection with the timing of our consummation of a qualified IPO.

Off-balance Sheet Arrangements

        During the periods presented we did not have, and we do not currently have, any off-balance sheet arrangements, as defined under the SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk and changes in interest rates. As of September 30, 2015, we had cash and cash equivalents of $7.7 million, consisting of cash and money market accounts. Due to the short-term duration of our investment portfolio, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

        Based on our variable-rate debt outstanding as of September 30, 2015, a 100 basis point change versus the market interest rates available on September 30, 2015 would result in an additional $0.3 million of interest expense annually.

Concentrations

Major Customers

        Sales to AbbVie accounted for approximately 21% of our aggregate net sales for the year ended December 31, 2014. No customers accounted for greater than 10% of our aggregate net sales for the year ended December 31, 2013. Net accounts receivable from AbbVie totaled $367,000 at December 31, 2014. Sales to AbbVie and Richmond Pharmaceuticals, Inc., accounted for approximately 34% and 26% of our aggregate net sales for the nine months ended September 30, 2015 and 2014, respectively. Net accounts receivable from these customers totaled $3.9 million and $597,000 at September 30, 2015 and December 31, 2014, respectively.

Major Suppliers

        Due to requirements of the U.S. Food and Drug Administration and other factors, we are generally unable to make immediate changes to our supplier arrangements. Manufacturing services related to each of our pharmaceutical products are primarily provided by a single source. Our raw materials are also provided by a single source for each product. Management attempts to mitigate this risk through long-term contracts and inventory safety stock.

BUSINESS

Overview

        We are a fully integrated biopharmaceutical company engaged in the discovery, development and commercialization of small molecules and biologics to address disease areas of significant unmet medical need. We are actively developing product candidates in a number of indications within autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases. We leverage our multi-disciplinary research and clinical development group that has brought more than 15 drugs to market to identify and pursue a diverse portfolio of novel product candidates, both through in-licensing products and employing our small molecule and biologics platforms. By retaining global commercial rights to our lead product candidates, we believe that we have the ability to progress these candidates ourselves while maintaining flexibility for commercial and licensing arrangements. We expect to continue to progress our clinical candidates and have further clinical trial events to report throughout 2016.

        We utilize our advanced understanding of the molecular mechanisms of disease to establish development paths for disease areas where significant unmet medical needs exist. Below is a brief description of our most clinically advanced product candidates:

  •
  KD025, the most advanced candidate in our rho-associated coiled-coil kinase 2 (ROCK2) platform, is a potential first-in-class, orally administered selective ROCK2 inhibitor. ROCK2 is a molecular target in autoimmune, fibrotic and neurodegenerative diseases. We have established proof of concept for KD025 in autoimmune disease via an ongoing, open-label, dose-finding Phase 2 clinical trial in moderate to severe psoriasis, a chronic, immune-mediated, inflammatory skin disease affecting approximately 7.5 million people in the United States. In this ongoing study, KD025 has shown proof of clinical activity after 12 weeks for the treatment of relapsing moderate to severe psoriasis, and no safety issues have emerged that would preclude continued investigation. We plan to conduct Phase 2 proof of concept trials in fibrosis and other autoimmune diseases in 2016, including in idiopathic pulmonary fibrosis (IPF), chronic graft-versus-host disease (cGVHD), scleroderma and systemic lupus erythematosus (SLE).

  •
  Tesevatinib in Oncology.  Tesevatinib is an orally administered tyrosine kinase inhibitor (TKI) designed to block key molecular drivers of tumor growth, metastases and drug resistance, with the ability to penetrate the blood-brain barrier unlike other TKIs. In preclinical and early clinical studies, we have observed tesevatinib's potent activity against epidermal growth factor receptor (EGFR) and its accumulation in the lungs, leptomeninges and kidneys. We are conducting an open-label Phase 2 clinical study of tesevatinib in non-small cell lung cancer (NSCLC) with activating EGFR mutations in patients with brain metastases or leptomeningeal disease. In a previous 41-patient Phase 2 clinical study, tesevatinib demonstrated a 57% overall response rate in treatment-naïve NSCLC patients with activating EGFR mutations. Lung cancer kills approximately 1.4 million people globally each year and NSCLC is the most common form of lung cancer, accounting for approximately 85% of all cases. Activating EGFR mutations occur in approximately 15% of NSCLC patients. Approximately 25% to 30% of these NSCLC patients develop brain metastases or leptomeningeal disease. There are no effective approved therapies for these NSCLC patients, making this an area of significant unmet medical need.

  •
  Tesevatinib in Polycystic Kidney Disease (PKD).  Due to tesevatinib's ability to inhibit EGFR and proto-oncogene tyrosine-protein kinase Src (Src), which are key molecular drivers of PKD, and tesevatinib's ability to accumulate in the kidneys, we are developing tesevatinib to treat all forms of PKD. In our ongoing, 61-patient open-label Phase 2 clinical trial in autosomal dominant PKD (ADPKD), we have selected a dose of tesevatinib for additional clinical development. Following receipt of guidance from the FDA on our planned registration pathway at an FDA End-of-Phase 2 meeting, we plan to initiate a Phase 3 registration-directed trial of tesevatinib in ADPKD in 2016. ADPKD is among the most prevalent monogenic diseases and afflicts approximately 600,000 individuals in the United States and 12.5 million individuals worldwide. Autosomal recessive PKD (ARPKD) is less common, occurring in one in approximately 20,000 newborns in the United States, and is significantly more severe. ARPKD often leads to death in infancy, while approximately 50% of children surviving the neonatal period progress to end-stage renal disease within the first decade of life. There are currently no approved drug therapies for ADPKD or ARPKD in the United States. In preclinical models of ARPKD, tesevatinib has demonstrated a statistically significant inhibition of formation and growth of kidney cysts and prevented further loss of kidney function.

  •
  KD026 is a non-systemically absorbed inhibitor of microsomal triglyceride transfer protein (MTP) that targets enterocytes, a lining cell of the intestine, and is being developed for the treatment of Type 2 diabetes. KD026's lack of systemic absorption provides an opportunity to treat patients with Type 2 diabetes who are resistant to current therapies or have renal insufficiency where other therapies are not indicated. In previously completed clinical studies of KD026 in 130 patients with Type 2 diabetes or hyperlipidemia, KD026 was associated with a reduction in Hemoglobin A1c (HbA1c) levels, a key marker in Type 2 diabetes. Additional metabolic benefits seen among patients treated with KD026 were lowered levels of low-density lipoprotein (LDL, known as "bad" cholesterol), lowered plasma glucose, lowered post-prandial lipids and body weight loss, all metabolic factors that drive ailments associated with Type 2 diabetes. KD026 is in an ongoing—Phase 2, 121-patient, fully enrolled, double-blind, placebo-controlled, dose-finding clinical study for Type 2 diabetes in combination with metformin. Type 2 diabetes is a metabolic disease that affects nearly 30 million people in the United States.

  •
  KD034 is our portfolio of proprietary enhanced formulations of trientine hydrochloride for the treatment of Wilson's disease, a rare autosomal recessive genetic disease of copper metabolism affecting approximately 10,000 individuals in the United States. We are developing proprietary formulations of trientine hydrochloride that we believe have the potential to address major shortcomings of currently available trientine hydrochloride formulations. In addition to these formulations, we will seek approval for a generic form of Syprine (trientine hydrochloride). We intend to use Kadmon Pharmaceuticals, our specialty-focused commercial organization, to market these formulations, if approved. Among the products promoted by Kadmon Pharmaceuticals is Syprine (trientine hydrochloride), indicated for the treatment of patients with Wilson's disease who are intolerant of penicillamine.

Our Strategy

        Our goal is to develop first-in-class, innovative therapies for indications with significant unmet medical needs, including autoimmune and fibrotic diseases, oncology, and genetic and metabolic diseases, and for which we plan, in many cases, to seek breakthrough designation from the FDA. Our key strategies to achieve this goal are listed below:

  •
  Develop KD025 and our ROCK2 inhibitor platform to produce novel treatments for autoimmune, fibrotic and neurodegenerative diseases.  We have synthesized and identified a diverse portfolio of potent and highly selective ROCK2 inhibitors to treat autoimmune, fibrotic and neurodegenerative diseases. We have selected more than 10 of these ROCK2 inhibitors which we believe have the greatest potential based on characteristics including potency, solubility, bioavailability and, in some cases, blood-brain barrier penetrance.

  We plan to develop KD025 for the treatment of autoimmune and fibrotic diseases with significant unmet medical needs. We have an ongoing Phase 2 clinical study of KD025 in moderate to severe psoriasis and, in 2016, plan to initiate additional Phase 2 clinical studies in other autoimmune diseases, including cGVHD, scleroderma and SLE, as well as expand our clinical program in moderate to severe psoriasis. In the area of fibrosis, our initial clinical strategy is to begin enrollment in a Phase 2 study of KD025 in IPF in 2016.

  •
  Rapidly advance tesevatinib in NSCLC with brain metastases or leptomeningeal disease, followed by glioblastoma, earlier-stage NSCLC and other solid tumors.  We are initially developing tesevatinib for NSCLC patients with activating EGFR mutations who develop brain metastases or leptomeningeal disease, and have an ongoing Phase 2 clinical study in these indications. We believe tesevatinib is ideally suited to treat these patient populations due to the molecule's potent inhibition of EGFR, blood-brain barrier penetrance and specific tissue distribution. Tesevatinib penetrates the blood-brain barrier, with equal concentration in the brain as in the blood, and accumulates greater than 15-fold in the leptomeninges and 30-fold in the lungs compared to blood. We believe that these indications represent the fastest potential path to FDA approval due to the lack of currently approved treatments in these patient populations. If we are successful in registering tesevatinib as a treatment for these initial indications, we plan to pursue clinical trials in additional solid tumors, including glioblastoma and earlier-stage NSCLC.

  •
  Rapidly advance tesevatinib for the treatment of ADPKD and ARPKD.  We are evaluating the safety and tolerability of tesevatinib in ADPKD in an ongoing Phase 1b/2a clinical study and in ARPKD in a planned Phase 1/2 clinical study. We believe tesevatinib's potent anti-EGFR activity and 15-fold greater accumulation in the kidneys than in blood make it an ideal candidate to address this monogenic disease in which EGFR is strongly implicated as playing an important role in kidney cyst formation. As a result, we are investigating treatment at a significantly lower dosage compared to oncology indications, with the goal of minimizing dose-dependent side effects. PKD is a disease that requires chronic treatment, and we believe that tesevatinib's tolerability profile makes it an attractive therapeutic product candidate. To address ARPKD, a pediatric disease closely related to ADPKD, we have developed a proprietary liquid formulation of tesevatinib suitable for young children that is designed to enable titration of the medication by weight to find the appropriate dose. We plan to pursue registration study programs in both ADPKD and ARPKD in 2016.

  •
  Seek a potential collaborator for further development of KD026 after completion of two additional clinical trials for Type 2 diabetes.  If the outcomes of our ongoing Phase 2 clinical trial of KD026 in combination with metformin are positive, we will carry out two additional Phase 2 trials in 2016: one in subjects with compromised renal function, the other in subjects currently treated with approved Type 2 diabetes therapies. We believe these additional trials will enhance the attractiveness of KD026 to potential collaborators. We would then seek to enter into a collaboration agreement to further advance KD026 development in a Phase 3 clinical trial. We believe that due to the cost and complexity of executing a Phase 3 clinical trial in Type 2 diabetes, a collaboration with a third party would be the most expeditious and economical path toward potential registration.

  •
  Leverage our drug discovery platforms to identify and develop new product candidates for additional diseases with significant unmet medical need.  Our drug discovery platforms are focused on small molecule chemistry and biologics. Our discovery platforms support the future growth of our pipeline and fuel the discovery of new targets and the development of drugs to inhibit these targets. To date, these platforms have produced a strong pipeline of preclinical product candidates. Our most advanced novel preclinical product candidate from our biologics platform, KD033, is an anti-PD-L1/IL-15 fusion protein, which combines a master regulator (PD-L1) and a potent stimulator (IL-15) of immune response targeted to the tumor site. KD033 inhibits the PD-L1 pathway to reduce immune checkpoint blockade while simultaneously directing an IL-15-stimulated, specific immune response in the tumor microenvironment.

  •
  Build on and leverage our commercial infrastructure to market therapies for Wilson's disease and support our clinical development programs.  We plan to seek approval for our proprietary enhanced formulations of trientine hydrochloride for the treatment of Wilson's disease under a Section 505(b)(2) New Drug Application (NDA) pathway. In addition, we plan to seek approval under an Abbreviated New Drug Application (ANDA) for a generic form of Syprine. We intend to use Kadmon Pharmaceuticals, our specialty-focused commercial organization, to market these formulations, if approved. In addition, our commercial business provides support and infrastructure for the development and future commercialization of our clinical-stage product candidates. We intend to continue to leverage this capability to optimize our development programs.

Our Clinical-Stage Pipeline

        We maintain global rights to the following product candidates:

ROCK2 Inhibitor Platform (Lead Compound: KD025)

        A central goal in the study of autoimmune disease is to develop therapies that down-regulate pro-inflammatory immune responses while preserving the immune system's ability to fight infections and tumors. Through our studies of the role of ROCK2 in immune cells, we have demonstrated that selective ROCK2 inhibition affects key cellular functions that control and restore balance to the immune system. ROCK2 inhibition with KD025 reduces the production of pro-inflammatory cytokines IL-17, IL-21 and IL-22 by T helper 17 (Th17) cells through the down-regulation of STAT3, a key regulator of the inflammatory pathway. ROCK2 inhibition concurrently increases the suppressive function of regulatory T cells (Tregs) through activation of STAT5, a controller of regulatory cell function, helping to resolve inflammation with a minimal effect on the rest of the immune response.

        In fibrotic diseases, ROCK2 signaling is up-regulated throughout the fibrotic process, effecting macrophage infiltration, endothelial cell activation and myofibroblast differentiation. These processes result in the deposition of excess collagen and creation of scar tissue. We believe that ROCK2 inhibition with KD025 has the potential to halt and reverse these processes to successfully treat fibrotic diseases.

        It is now well understood that neurodegenerative diseases have a neuroinflammatory component. These observations, coupled with the effects of ROCK2 on neuronal cell behavior indicate that ROCK2 inhibition may play an important role in the treatment of neurodegenerative diseases, including, among many others, multiple sclerosis, Alzheimer's disease and Huntington's disease.

        To establish proof of concept in autoimmune disease, our current focus is on the treatment of moderate to severe psoriasis, for which we are conducting an ongoing Phase 2 clinical study. Additional Phase 2 clinical studies of KD025 in immune disorders are planned in cGVHD, scleroderma and SLE. In fibrotic disease, we plan to initiate a Phase 2 clinical study in IPF in 2016, with additional studies planned in myelofibrosis, kidney fibrosis and liver fibrosis. In addition, we plan to study our ROCK2 inhibitors for the treatment of neurodegenerative diseases, including, among others, multiple sclerosis, Alzheimer's disease and Huntington's disease. KD025 has already demonstrated promising results in our preclinical studies in many of these indications.

Proof of Concept in Autoimmune Disease—Psoriasis

        Psoriasis is a chronic, immune-mediated, inflammatory skin condition affecting approximately 2% to 3% of the global population. According to the National Psoriasis Foundation, psoriasis is among the most prevalent autoimmune diseases in the United States, affecting as many as 7.5 million people.

Psoriasis commonly presents before the age of 35 years and has no known cure. The disease decreases a patient's quality of life and can lead to a higher risk of multiple comorbidities, including metabolic diseases, liver disease and certain cancers.

        Most psoriasis patients (approximately 80% to 90%) have chronic plaque psoriasis (also known as psoriasis vulgaris), characterized by recurrent exacerbations and remissions of thickened, erythematous, scaly patches of skin that can occur anywhere on the body. Approximately 15% to 25% of these patients have moderate to severe disease requiring systemic therapy as outlined in various international and regional treatment guidelines. This subset of patients is our targeted patient population.

        The costs associated with psoriasis are substantial. Total direct and indirect healthcare costs of psoriasis for patients are calculated at $11.25 billion annually in the United States, with work loss accounting for 40% of the cost burden. Approximately 60% of psoriasis patients miss an average of 26 days of work a year due to their illness.

Current Treatment Options and Limitations of Therapy

        Many current therapies target the immune system to treat psoriasis and, including recently introduced biologic agents. All of these therapies have significant limitations, including increased risk of serious infections and malignancies, such as tuberculosis, lymphoma, immunogenicity and neurological disorders. In addition, these therapies require regular injections, which is a deterrent to patients and prescribers. More recently, Otezla (apremilast), an oral inhibitor of phosphodieasterase-4 (PDE-4), was approved by the FDA to treat patients with moderate to severe plaque psoriasis.

Key Differentiating Attributes of KD025

        We believe that KD025 represents a new potential treatment paradigm for moderate to severe psoriasis and other autoimmune diseases. Our identification of ROCK2, the therapeutic target of KD025, as a central regulator of the immune response is an important scientific finding published in the November 25, 2014 issue of Proceedings of the National Academy of Sciences. In preclinical and clinical studies, targeted ROCK2 inhibition with KD025 resulted in the down-regulation of pro-inflammatory response with no evidence of any deleterious impact on the rest of the immune system. We believe this effect may potentially avoid toxicities and increased susceptibility to lymphomas and opportunistic infections associated with currently available biologic therapies. KD025 is orally administered, whereas most current therapies are formulated as infused or injectable biologics. In an ongoing Phase 2 clinical study in patients with moderate to severe psoriasis, KD025 treatment has resulted in Psoriasis Area and Severity Index (PASI) score reductions in 80% of patients, with minimal side effects. We believe that KD025 is an ideal candidate for a chronic inflammatory condition because it is orally delivered and lacks side effects such as headache, nausea and diarrhea.

KD025 Clinical Program

Ongoing Phase 2 Clinical Study of KD025 in Moderate to Severe Psoriasis (KD025-206)

Study Number	Phase	Study Design	Study Population Characteristics	KD025 Doses	Patients Enrolled
KD025-206	2	Open-label, dose-finding, safety, tolerability, activity and pharmacokinetics (PK) study	Patients with moderate to severe psoriasis who have failed at least one line of systemic therapy	KD025 400 mg QD × 12 weeks KD025 200 mg BID × 12 weeks KD025 400 mg BID × 12 weeks	38

        A Phase 2 clinical study of KD025 is currently ongoing in patients with moderate to severe psoriasis who previously relapsed following a course of systemic therapy. KD025-206 is a fully-enrolled, three-month, dose-finding clinical study that consists of three cohorts: 400 mg administered once a day (QD), 200 mg administered twice a day (BID) and 400 mg BID. Preliminary, unaudited clinical data from the 400 mg QD and 200 mg BID cohorts have demonstrated a significant reduction in moderate to severe psoriasis, as measured by PASI score, in the majority of patients after three months of treatment with no serious adverse events reported in the study to date. The 400 mg BID cohort was enrolled last and patients are still receiving KD025 treatment. In the 400 mg QD cohort, some patients experienced a Grade 1-2 elevation in liver transaminases (ALT and AST) and no patients were discontinued or had doses decreased for transaminase elevations. In the 200 mg BID cohort, three patients were discontinued for Grade 2-3 elevations in transaminases, and in the 400 mg BID cohort four patients have to date been discontinued for elevations in transaminases, three of which were Grade 3 elevations. Bilirubin elevations were not seen. All of these transaminase elevations returned to normal when drug was stopped, and in many cases transaminase elevations resolved while KD025 was continued without dose reduction. KD025 showed a clinical benefit in 77.0% of the patients treated in the 400 mg QD and 200 mg BID cohorts to date, with 42.0% of patients achieving at least a 50.0% decrease in PASI score. Full data from this clinical study are expected in 2016.

Figure 1—KD025-206 Ongoing Phase 2 clinical study: Preliminary PASI Scores (as of 1/15/2016)

Planned Studies

  Planned Phase 2 Clinical Study of KD025 in Moderate to Severe Psoriasis

        The preliminary, unaudited clinical data from our ongoing Phase 2 clinical study of KD025 are promising and we intend to begin enrolling a randomized, placebo-controlled Phase 2 clinical study of KD025 in moderate to severe psoriasis in 2016. We plan to initiate a dose-finding study in approximately 150 patients with moderate to severe psoriasis who have failed first-line systemic treatment. The primary endpoint is the percentage of subjects achieving a 75.0% reduction in PASI score.

        The FDA has also advised that we evaluate the potential of KD025 to induce carcinogenicity in two species. Carcinogenicity assessment planning will initiate in 2016 as KD025 progresses through development, and we will discuss the plan with the FDA Carcinogenicity Assessment Committee prior to initiating the studies, as recommended by the FDA.

  Planned Phase 2 Clinical Study of KD025 in Idiopathic Pulmonary Fibrosis

        Our IND application has been accepted for a randomized, open-label, multicenter Phase 2 clinical study to evaluate the safety, tolerability and activity of KD025 in IPF patients who have received pirfenidone and/or nintedanib or have been offered both treatments. We plan to enroll 36 IPF patients into two cohorts: the first cohort of 24 patients dosed with KD025 at 400 mg QD, versus a second cohort of 12 patients with standard of care treatment, for 24 weeks. Follow-up visits will occur 30 days after the last dose of study drug. The primary endpoint is the percent change in forced vital capacity over the six-month dosing period, from baseline to 24 weeks. We expect to begin enrolling in this study in 2016.

  Planned Phase 2 Clinical Study of KD025 in Chronic Graft-Versus-Host Disease

        Our IND application has been accepted for an open-label, dose-finding multicenter Phase 2 clinical study to evaluate the safety, tolerability and activity of KD025 in patients with cGVHD. We plan to enroll 48 cGVHD patients into three cohorts of KD025 dosed at 200 mg QD, KD025 at 200 mg BID and KD025 at 400 mg QD for 24 weeks. The primary endpoint will be to evaluate the efficacy of KD025 in patients with steroid-dependent cGVHD and active disease. We expect to begin enrolling this study in 2016.

  Planned Phase 2 Clinical Study of KD025 in Scleroderma

        We plan to conduct a Phase 2 clinical study of KD025 in patients with scleroderma who have pulmonary fibrosis and who have previously been treated with cyclophosphamide or mycophenolate mofetil. Scleroderma, also known as systemic sclerosis, is an autoimmune disease that affects not only the skin, but internal organs, including the kidney, heart and lungs. This randomized, open-label, multicenter Phase 2 clinical study intends to evaluate the safety, tolerability and activity of KD025 in approximately 48 patients. The primary endpoint will be improvement of pulmonary function tests. We expect to begin enrolling this study in 2016.

  Planned Phase 2 Clinical Study of KD025 in SLE

        We plan to initiate a double-blind, placebo-controlled, crossover biomarker Phase 2 clinical study to evaluate the tolerability of KD025 and its ability to influence biomarker expression in SLE. Study design and KD025 dosing is to be determined. We expect to begin enrolling this study in 2016.

Completed Clinical Studies of KD025

        In addition to our ongoing Phase 2 clinical study in moderate to severe psoriasis, we have completed five clinical studies of KD025. In these completed studies, 122 patients have received KD025 in doses ranging from 20 mg to 1,000 mg in single- and/or multiple-day dose regimens, and we have yet to achieve maximum tolerated dose. As described below, we completed a Phase 2a open-label study in eight adult patients with moderate to severe psoriasis who failed first-line therapy. In addition, there have been five Phase 1 clinical studies completed with KD025 in healthy human volunteers: a single-ascending dose (SAD) study; a combined single- and multiple-ascending dose (MAD) study; a MAD study with QD and BID dosing; a safety and pharmacokinetics study; and a food effect study. The following table presents an overview of these studies.

 Completed Clinical Studies of KD025

Study Number	Phase	Study Design	Study Population Characteristics	KD025 Doses	Number of Patients Dosed
KD025-205	2a	Open-label, single-arm, safety, tolerability, activity, PK and exploratory PD	Patients with moderate to severe psoriasis who have failed at least one line of systemic therapy	KD025: 200 mg QD × 4 weeks	KD025: 8
KD025-105	1	Single-dose, two-period, crossover study to examine the safety, PK and food effect	Healthy male patients	KD025: 500 mg QD	KD025: 12
KD025-103	1	Single-center, placebo-controlled, double-blind, randomized (6:2) study to assess the safety, tolerability, PK and exploratory PD	Healthy male and post-menopausal female patients	KD025: 500 mg BID × 4 weeks (6 patients) Placebo BID × 4 weeks (2 patients)	KD025: 6 Placebo: 2
KD025-102	1	Single-center, placebo-controlled, double-blind, randomized (6:2), safety, tolerability and PK	Healthy male and post-menopausal female patients	KD025: 500 mg QD, 800 mg QD, 500 mg BID, and 1,000 mg QD × 7 days (n= 6 patients/ cohort) Placebo (n= 2 patients/cohort)	KD025: 24 Placebo: 8
KD025-101	1	Single-center, placebo-controlled, randomized (6:2), safety, tolerability and PK	Healthy male patients
KD025: 40, 80, 120, 160, 240, 320, 400, and 500 mg QD (n= 6 patients/ cohort)

Placebo (n= 2 patients/cohort)

A single dose of KD025 or placebo was administered on Study Day 1 and then followed by 7 days of multiple dosing beginning on Study Day 8.

					KD025: 48(a) Placebo: 16
SLx-2119-09-01	1	Single-center, randomized, double-blind, placebo-controlled, single-dose, dose-finding, safety, tolerability, and PK	Healthy male patients	Single doses of KD025 (n= 8 subjects/ cohort: KD025: 20, 40, 80, and 160 mg QD (n=6 subjects/cohort) Placebo (n= 2 subjects/cohort)	KD025: 24 Placebo: 8

We observed a transient non-dose related increase in liver enzymes in nine patients out of the 122 subjects treated in completed clinical trials to date, with three judged to be possibly related to KD025. No other treatments of adverse events were reported.

(a)
Two patients withdrew due to treatment-emergent adverse events (No. 001-004 experienced transaminitis and No. 001-008 experienced anastomotic ulcer). After discontinuation of study drug, Subject 001-004's ALT and AST levels returned to within normal levels. A third patient (No. 001-010) was discontinued due to noncompliance with the protocol.

  Phase 2a Clinical Study (KD025-205)

        KD025-205 was a Phase 2a safety and tolerability study of KD025 in eight patients with moderate to severe psoriasis previously treated with methotrexate. Patients were dosed at with KD025 (200 mg QD) for 28 days. In this study, we observed encouraging pharmacodynamic activity and a reduction of PASI scores in three of eight psoriasis patients after only one month of treatment. However, this reduction was neither statistically nor clinically significant. KD025 was well tolerated with no study drug-related serious adverse events reported. In an ex vivo analysis, blood samples were taken from seven of eight patients pre-treatment and after 28 days of treatment and the levels of secreted pro-inflammatory and regulatory cytokines were determined. The analysis showed reduced secretion of pro-inflammatory cytokines IL-17, the key driver in psoriasis, as well as IL-21 and IL-22, which along with IL-17 are important in the pathogenesis of other autoimmune diseases. KD025 had a minimal effect on the rest of the immune system as evidenced by minimal impact on IL-2, IFN-g and IL-10. See figure below.

Figure 2—KD025 at 200 mg QD Demonstrated Specific Inhibition of Th17 Cytokines in Moderate to
Severe Psoriasis Patients

  Phase 1 Clinical Studies

        We evaluated KD025 in five Phase 1 clinical studies. KD025 was well tolerated at doses of up to 1,000 mg per day and, in these studies, a maximum tolerated dose was not reached. An ex vivo analysis of peripheral blood mononuclear cells (PBMCs) from healthy volunteers treated with KD025 in these studies showed that IL-17 and IL-21 production was decreased in a dose-dependent manner.

KD025 Preclinical Studies

        In our preclinical studies, we found evidence that KD025 is a specific and potent inhibitor of ROCK2. KD025 exhibited 1,000-fold more potency at inhibiting ROCK2 than ROCK1. In these studies, KD025 showed greater ROCK2 inhibition potency than certain currently available pan-ROCK inhibitors such as Fasudil. KD025 showed high selectivity for ROCK2 when tested against panels of 300 ATP-dependent kinases, cell surface receptors and channels.

        In our in vitro studies conducted in activated human T-cells, we found that KD025 down-regulated the secretion of IL-17, IL-21 and IL-22, with little effect on the secretion of IL-2, IFN-g and IL-10. Our studies have suggested that this response is mediated by the modulation of key transcription factors affecting the immune system. Based on these findings and the important role these cytokines play in autoimmune diseases, we believe KD025 may have efficacy across a broad range of autoimmune diseases.

Figure 3—KD025 Selectively Inhibits Th17 Cell Response In Vitro

Proof of Concept of KD025 in Fibrotic Disease

        In addition to ROCK2's potential role in autoimmunity, we believe ROCK2 plays an important role in the development of fibrotic disease. In our preclinical studies, inhibiting ROCK2 with KD025 reduced Type 1 collagen secretion and stellate cell formation associated with scar tissue formation, improving organ function in models of fibrosis. Data from these preliminary studies suggest that treatment with KD025 may prevent the secretion of Type 1 collagen as well as the formation of myofibroblasts, cells primarily responsible for the secretion of collagen and the progression of fibrotic disease.

        KD025 reversed the progression of fibrosis in a dose-dependent manner and improved lung function in a bleomycin-induced mouse model of fibrosis. KD025 treatment at 50 mg/kg, 100 mg/kg and 150 mg/kg QD was administered on Day 8, when fibrosis was already established in the mice, and resulted in a substantial reversal of fibrosis, reducing the percent of the lung affected by fibrosis from more than 10% to less than 5%.

KD025 Animal Models

        We have observed evidence of the efficacy of KD025 in multiple rodent models of autoimmune, fibrotic and neurodegenerative diseases, including collagen-induced arthritis, inflammatory bowel disease, cGVHD, scleroderma, lupus, pulmonary fibrosis and multiple sclerosis. In each case, KD025 administration halted, and in certain cases reversed, disease progression.

Tesevatinib in Oncology

        Tesevatinib is an orally administered tyrosine kinase inhibitor that is designed to block key molecular drivers of tumor growth. In preclinical studies, tesevatinib has shown potent activity against EGFR as well as activity against vascular endothelial growth factor receptor 2 (VEGFR2), human epidermal growth factor receptor 2 (HER2) and Src. Tesevatinib has been observed in animal models to cross the blood-brain barrier and concentrate in the brain at levels comparable to those found in blood. In addition, tesevatinib concentrates in the lungs, leptomeninges and kidneys at significantly higher levels than in blood. We believe that tesevatinib's potent activity, blood-brain barrier penetrance and specific tissue accumulation present an important opportunity to treat central nervous system (CNS) metastases, primary brain tumors and other solid tumors. Our current focus for tesevatinib in oncology is NSCLC with activating EGFR mutations and brain metastases or leptomeningeal disease as well as glioblastoma.

Oncology Indications

        Despite the frequency of progression to the CNS, there are no approved treatments for brain metastases or leptomeningeal disease in patients with NSCLC and activating EGFR mutations, representing a significant unmet medical need. In preclinical studies, tesevatinib had potent EGFR activity, concentration in lung tissues and effective penetration into the brain, with CNS levels in mice and rats comparable to levels in blood. Thus, we believe there is good biologic rationale to evaluate tesevatinib in patients with NSCLC with activating EGFR mutations and brain metastases or leptomeningeal disease. We have an ongoing Phase 2 clinical study of tesevatinib in NSCLC patients with activating EGFR mutations and brain metastases or leptomeningeal disease.

        EGFR protein overexpression and gene amplification is present in approximately 50% of gliomas, which are malignant tumors of the glial tissue of the brain. However, clinical studies of EGFR inhibitors in patients with gliomas have produced disappointing results, largely due to poor blood-brain barrier penetration. Based on our research, we plan to begin enrolling a Phase 2 clinical study of tesevatinib for the treatment of glioblastoma in 2016.

Background of the Disease—Non-Small-Cell Lung Cancer with Brain Metastases or Leptomeningeal Disease

        Lung cancer, which accounts for 16.5% of all cancers, is the most common type of cancer and is responsible for the greatest number of cancer deaths worldwide, killing approximately 1.4 million people globally each year. NSCLC is the most common form of lung cancer, accounting for approximately 85.0% of all cases. NSCLC is a disease in which malignant cells form in the tissues of the lung. Approximately 70.0% of NSCLC cases are not diagnosed until the disease is at an advanced stage, when the chance for cure or significant patient benefit is severely limited.

        Approximately 15.0% of NSCLC cases are driven by activating mutations to the EGFR gene. Treatment with EGFR inhibitors leads to the development of resistance that is mediated by the T790M mutation in approximately 50.0% of these patients. The other 50.0% of patients develop resistance by other mechanisms. Patients without T790M mutations, approximately 28.0% of whom develop brain metastases and 8.0% of whom develop leptomeningeal disease, are our initial target patient population.

        Brain metastases are a common and often lethal complication of NSCLC. Life expectancy for NSCLC patients with brain metastases is poor, with a median survival period of only three to four months. In addition, many NSCLC patients with brain metastases will suffer considerable diminution in quality of life due to neurocognitive and functional deficits as well as adverse effects associated with current medications such as steroids and anti-epileptic drugs.

Current Treatment Options and Limitations of Therapy

        There are no approved treatments for brain metastases and leptomeningeal metastases in patients with NSCLC and activating EGFR mutations. Very little progress has been made in the treatment of CNS metastases and primary brain tumors due to the limitations of blood brain penetration of current drugs. Published data have demonstrated that currently approved tyrosine kinase inhibitors have poor brain penetration and are thus unable to effectively treat these metastases. Radiation therapy is often used to control symptoms of CNS metastases. These treatments are not curative and are accompanied by side effects. Brain metastases and leptomeningeal metastases result in significant morbidity, with median survival of three to four months. Therefore, CNS metastases represent a major unmet medical need.

Key Differentiating Attributes of Tesevatinib in Oncology

        Tesevatinib is an EGFR inhibitor with in vitro potency equal to erlotinib, the most commonly used first-line treatment for NSCLC with activating EGFR mutations. Tesevatinib has also demonstrated clinical activity in patients with activating EGFR mutations. Although not evaluated head-to-head with erlotinib, response rates of tesevatinib (57%) in previously untreated patients with activating EGFR mutations is similar to that of erlotinib (65%) in the same patient population.

        Unlike currently marketed treatments, tesevatinib has been observed in preclinical studies to cross the blood-brain barrier, reaching equal concentration as in blood. In those studies, tesevatinib reached levels in the choroid plexus and leptomeninges more than 15 times the blood levels, suggesting that tesevatinib may penetrate well into cerebral spinal fluid (CSF) which would be a positive characteristic in a potential treatment for leptomeningeal metastases adhering to the inner surface of leptomeninges. In addition, tesevatinib accumulated at a 30-fold level in lung tissues. QTc prolongation has been observed in previous tesevatinib studies without any arrhythmia observed. Detailed ECG studies are carried out in every tesevatinib clinical study and a composite report will be available for submission to the FDA in the future. Tesevatinib is also a reversible tyrosine kinase inhibitor, therefore limiting severe toxicities associated with other therapies. Due to these characteristics, we believe there is a significant opportunity for tesevatinib to effectively treat NSCLC with activating EGFR mutations and brain metastases or leptomeningeal disease and these characteristics, if successfully demonstrated through Phase 3 trials, would offer a strong competitive advantage for tesevatinib over competing therapies that do not have the same blood-brain barrier penetrance.

Oncology Clinical Program

        To date, 181 patients with solid tumor malignancies have received at least one dose of tesevatinib. In completed clinical studies, tesevatinib demonstrated activity through target kinase inhibition and showed minimal renal excretion, and was well tolerated for chronic dosing in oncology patients at 300 mg QD. Of 166 subjects, including healthy volunteers, who have received tesevatinib doses greater than or equal to 300 mg QD, 44 were on therapy for at least six months, with one patient currently taking the drug who has been on therapy for over five years.

Ongoing Phase 2 Clinical Study of Tesevatinib in NSCLC

        We have an ongoing Phase 2 clinical study (KD019-206) of tesevatinib in NSCLC in patients with activating EGFR mutations, prior treatment with a tyrosine kinase inhibitor, and whose disease has metastasized to the leptomeninges or the brain. The study is enrolling 40 patients divided into two cohorts: 20 patients with NSCLC who have progressed with brain metastases, and 20 subjects who have progressed with leptomeningeal disease. All subjects will receive tesevatinib dosed at 300 mg QD. The primary endpoints are change in tumor size and clinical signs and symptoms. The trial will initially be conducted at U.S. sites, with planned expansion to additional locations. We expect clinical data to be available throughout 2016.

Planned Phase 2 Clinical Study of Tesevatinib in Glioblastoma

        We are planning a Phase 2 clinical study of tesevatinib for the treatment of glioblastoma multiforme that will include patients with EGFR overexpression or mutations. We plan to enroll approximately 80 patients to receive tesevatinib dosed at 300 mg QD. We plan to begin enrolling this study in 2016. The protocol for this study is not yet final. Depending on data outcomes, we expect that this U.S.-based study will be followed by a global study.

Completed Clinical Studies of Tesevatinib

        Prior to our acquisition of tesevatinib, previously called XL647, the following Phase 2 clinical studies were conducted.

Study Number	Phase	Study Design	Study Population Characteristics	Tesevatinib Doses	Number of Patients Dosed
XL647-201	2	Nonrandomized, open-label, Simon two-stage	NSCLC, no prior systemic treatment for advanced cancer	Intermittent 5&9 dosing(a) at 350 mg (tablet) 300 mg QD (tablet)	Tesevatinib: 41 Tesevatinib: 14
XL647-203	2	Nonrandomized, open-label and Simon two-stage	Patients with NSCLC who have progressed after benefit from treatment with erlotinib or gefitinib	300 mg QD (tablet)	Tesevatinib: 41

(a)
QD dosing on the first five days of repeated 14-day cycles.

Phase 2 Clinical Studies of Tesevatinib

        The first Phase 2 clinical study of tesevatinib, XL647-201, enrolled treatment-naïve NSCLC patients. In this study, tesevatinib demonstrated a 57.0% overall response rate in NSCLC patients with EGFR activating mutations, based on Response Evaluation Criteria In Solid Tumors (RECIST) assessment, achieving progression-free survival of 9.3 months and overall survival of 22.5 months.

        The second Phase 2 clinical study, XL647-203, enrolled patients with relapsed or recurrent NSCLC and a known EGFR resistance mutation (T790M) or progression following treatment with single agent erlotinib or gefitinib. This study demonstrated that tesevatinib has limited efficacy against NSCLC with EGFR resistance mutations. Based on RECIST assessment, the majority of evaluable patients had a best response of stable disease (21/33 patients, 63.6%) and one patient (1/33, 3.0%) achieved a confirmed partial response which lasted for 7.36 months. Once achieved, stable disease for patients dosed with tesevatinib was maintained for 1.7 to 15.2 months.

Phase 1 Clinical Studies of Tesevatinib in Oncology Indications

        Tesevatinib was evaluated in two Phase 1 clinical studies in patients with advanced solid tumors (Studies XL647-001 and XL647-002). We are also evaluating tesevatinib in an ongoing Phase 1b/2a clinical study in patients with HER2-positive metastatic breast cancer.

Preclinical Data—Oncology

        In preclinical studies, tesevatinib inhibited multiple molecular pathways that are important in the proliferation and survival of cells, and had the same potency as erlotinib in inhibiting in vitro EGFR activation. Tesevatinib also demonstrated activity against HER2, VEGFR2 and Src family kinases.

Oncology Animal Studies

        Our preclinical animal studies of tesevatinib have demonstrated its blood-brain barrier penetrance and tissue distribution. In a quantitative, whole-body autoradiography rat model, we observed that tesevatinib was highly blood-brain barrier penetrant and accumulated in the lungs, leptomeninges and kidneys. Studies of other EGFR inhibitors such as erlotinib, afatinib and gefitinib have shown substantially lower blood-brain barrier penetrance. The corresponding values of tesevatinib accumulation are shown in the figure below. The concentrations of radioactivity in brain were comparable to that in blood at six and 24 hours after tesevatinib administration in this study, demonstrating tesevatinib to have CNS exposure after oral administration.

Figure 5—Tesevatinib is Highly Blood-Brain Barrier Penetrant

Tesevatinib for Polycystic Kidney Disease

        We are also pursuing the development of tesevatinib for the treatment of PKD, an inherited disorder characterized by the formation of fluid-filled spherical cysts, primarily in kidneys. PKD leads to loss of kidney function and rapid progression to end-stage renal disease.

        There are two forms of the disease, ADPKD and ARPKD, both which demonstrate significant elevation in molecular signaling cascades frequently implicated in cancer cell growth, including EGFR and Src family kinases. EGFR in particular is implicated in the expansion of renal cysts in PKD. Tesevatinib is designed to block the molecular pathways central to progression of PKD, namely EGFR and Src family kinases. In addition, in preclinical studies, tesevatinib accumulated in the kidneys 15-fold greater than in blood, which we believe makes it an excellent product candidate for PKD. Tesevatinib is currently in a Phase 1b/2a clinical study in ADPKD, and we plan to begin enrolling a Phase 1/2 study in ARPKD in 2016.

 Figure 6—EGFR is Mis-localized and Overexpressed in PKD

Background of the Disease—Polycystic Kidney Disease

        PKD is the most prevalent monogenic disease, with approximately 600,000 patients in the United States and 12.5 million patients worldwide, affecting more individuals than all other monogenic diseases combined. There are two forms of the disease: ADPKD, which presents in adulthood, and ARPKD, a rare autosomal recessive form beginning in infancy. A key characteristic of PKD is the formation of enlarged, fluid-filled spherical cysts that displace renal tubules, where urine is formed. The growth of large cysts over decades in ADPKD compromises the removal of waste products and other functions of the kidney and eventually results in the need for dialysis and kidney transplant. ADPKD is one of the leading causes of end-stage renal disease, with approximately 50.0% of patients requiring dialysis by the age of 60.

        ARPKD affects approximately one in 20,000 children born in the United States and is a more severe disease causing cyst formation in multiple organs, leading to significant morbidity and mortality in childhood, with those surviving typically requiring dialysis by the age of 10.

Current Treatment Options and Limitations

        There are no FDA-approved therapies for either form of PKD and, to our knowledge, there are no candidates in clinical studies for development for ARPKD. While the role of EGFR is well known in disease causation and progression, other molecules have not been tested in PKD because the blood/serum concentrations required to have an impact on the kidney would be very high and would likely have an untolerable toxicity profile. Current standard of care for end-stage PKD is limited to dialysis and kidney transplant. Therefore, PKD represents a significant unmet medical need and a substantial commercial opportunity as patients with PKD need therapies that can slow disease progression and increase survival.

Key Differentiating Attributes of Tesevatinib in PKD

        Tesevatinib inhibits the molecular pathways central to the progression of ADPKD and ARPKD, namely EGFR and Src. family kinases. In addition, tesevatinib accumulates in the kidneys, 15-fold greater than in the blood. In rodent PKD models, tesevatinib treated animals have dramatically fewer and smaller renal cysts than vehicle treated controls. We believe tesevatinib's inhibition of EGFR and Src and its accumulation in the kidneys make it an excellent potential therapeutic product candidate for PKD. These characteristics allow for lower dosage in patients, making it potentially suitable for long-term use with reduced adverse events. We believe that tesevatinib, if approved, could be a first-line therapy for both ARPKD and ADPKD.

PKD Clinical Program

Ongoing Phase 1b/2a Study of Tesevatinib in ADPKD (KD019-101)

Study Number	Phase	Study Design	Study Population	Tesevatinib Doses	Number of Patients Dosed
KD019-101	1b/2a	Multi-center, open-label, safety, PK, dose-finding	Patients with ADPKD	Phase 1b Portion: 50 mg, 100 mg, or 150 mg QD of tesevatinib tablet orally for up to 24 months.

Phase 2a Portion: 150 mg QD on Monday, Wednesday, and Friday of each week or 150 mg QD on Monday and Thursday of each week

Tesevatinib: 61

        KD019-101 is an ongoing, single-agent Phase 1b/2a study of tesevatinib in ADPKD. In this study, we have observed a favorable safety and tolerability profile in patients dosed at 50 mg QD.

        KD019-101 was initiated as a dose-finding study to find a tolerable dose of tesevatinib that had minimal Grade 1 and no Grade 2 adverse effects associated with it. The Phase 1b portion of the study demonstrated that tesevatinib was generally well tolerated at 50, 100 and 150 mg QD, with rashes occurring in the 150 mg QD dose cohort. The Phase 2a portion of the study evaluated tesevatinib 150 mg administered twice or three times weekly. The tolerability of these intermittent dosing schedules was improved over 150 mg QD, but rashes still occurred.

        The study is comprised of 61 patients between the ages of 19 and 55, with a median age of 38. Median Total Kidney Volume of patients is 1,333.5 mL (normal kidney volume is approximately 400 mL). No serious adverse events have occurred, and the 50 mg QD was associated with mild rashes in less than 20.0% of patients.

ADPKD and ARPKD Clinical Development Plan

        We plan to commence a Phase 3 registration study in ADPKD after our End-of-Phase 2 meeting with the FDA, with the first patient enrolled in 2016. This randomized, placebo-controlled, double-blind study will be a global study in which we anticipate enrolling 1,000 to 1,500 patients. The primary endpoint will be improvement in renal function measured by glomerular filtration rate.

        In order to accommodate the ARPKD population, we developed a liquid formulation of tesevatinib suitable for dosing to children. Developmental toxicology studies in animals, which are required for this pediatric patient population, are completed and indicate that tesevatinib is generally well tolerated, with data supportive of clinical trial initiation. Following full safety review of these toxicology studies, we expect to begin enrolling a Phase 1/2 dose-finding clinical trial in 2016 to assess the safety and pharmacokinetics of tesevatinib in ARPKD subjects ages five to ten. Approximately 15 patients will be treated in the Phase 1 portion of the study. The Phase 2 portion of the study will be conducted in children ages two to 18, and could begin enrolling in the first half of 2017, depending on Phase 1 data outcomes.

PKD Preclinical Data

        Tesevatinib significantly slowed the progression of ARPKD in rodent models in a dose-dependent manner. This was accompanied by a marked decrease in kidney volume and the size of cysts and was associated with reductions in serum creatinine and blood urea nitrogen, indicative of improved kidney function.

KD026

        KD026 is a non-systemically absorbed inhibitor of microsomal triglyceride transfer protein (MTP) in development for the treatment of Type 2 diabetes, due to its observed effect on lowering HbA1c. MTP is located in cells of the liver, known as hepatocytes, and intestine, known as enterocytes, where it plays a pivotal role in facilitating the transportation of cholesterol and triglycerides from the liver and digestive tract into the bloodstream. KD026 is targeted only to intestinal enterocytes and is designed to reach less than one percent systemic distribution in humans, thereby avoiding the systemic toxicities associated with first-generation MTP inhibitors. While the exact mechanism of the effect of enteric MTP inhibition on lowering HbA1c is not fully understood, it is believed that enteric MTP inhibition induces a series of neuroendocrine peptides that influence food intake, appetite and insulin sensitivity. The lack of systemic distribution of KD026 would make it ideally suited for combination with other agents used in the treatment of Type 2 diabetes, with the potential to avoid causing adverse effects due to interaction. We believe KD026 presents an opportunity to treat Type 2 diabetes in patients with renal insufficiency, who comprise 20% to 30% of the Type 2 diabetes patient population. We have an ongoing Phase 2 clinical study of KD026 in combination with metformin, a widely prescribed Type 2 diabetes medication. Pending the results of this study, we plan to conduct an additional study of KD026 in combination with an FDA-approved Type 2 diabetes treatment as well as a study of KD026 in patients with renal insufficiency.

Background of the Disease—Type 2 Diabetes

        Type 2 diabetes is a metabolic disease in which sustained high levels of blood sugar leads to serious damage to a variety of organs. It is the most common form of diabetes, affecting 90% to 95% of the nearly 30 million people in the United States living with the disease. Patients with renal insufficiency are estimated to represent a significant percentage of the Type 2 diabetes patient population.

        While the cause of Type 2 diabetes is unknown, genetics and environmental factors such as obesity and inactivity are believed to contribute to the disease. Type 2 diabetes results from a series of complex physiological changes leading to the development of insulin resistance due to the failure of insulin to be transported into cells. Insulin resistance prevents glucose from entering cells to be used for energy, causing glucose buildup in the bloodstream. The ensuing hyperglycemia leads to increases in HbA1c and the microvascular and metabolic complications associated with Type 2 diabetes.

Current Treatment Options and Limitations of Therapy

        There are over 30 approved therapies for the treatment of Type 2 diabetes, including, among others, sulfonylureas, thiazolidinediones, GLP-1 receptor agonists, DPP-4 inhibitors and SGLT-2 inhibitors, often used in combination in order to effectively control the disease.

        Despite the many therapies available for Type 2 diabetes, new treatments are needed as many patients are not able to tolerate certain medications or to effectively manage the disease with current treatments. Type 2 diabetes patients with renal insufficiency represent a particular challenge as many of these therapies are incompatible with reduced kidney function.

Key Differentiating Attributes of KD026

        In clinical studies, KD026 has produced a rapid and significant decrease in HbA1c in patients with Type 2 diabetes. Importantly, we believe that the lack of systemic distribution of KD026 could make it ideally suited for combination with other Type 2 diabetes treatments without causing serious side effects. Since most other Type 2 diabetes treatments are difficult to use in patients with renal insufficiency, KD026 represents an important potential therapeutic candidate for this patient population. Additional metabolic benefits of KD026 seen among patients in studies were lowered LDL, lowered post-prandial lipids and weight loss. In a previous Phase 2 clinical study in Type 2 diabetes, KD026 was dosed at 100 mg BID in combination with metformin, and we observed clinically significant reductions of HbA1c in 90 days. KD026 was well tolerated, with minimal systemic distribution.

KD026 Clinical Program

Ongoing Second Phase 2 Clinical Study in Type 2 Diabetes (KD026-201)

Study Number	Phase	Design/Purpose of Study	KD026 Doses	Number of Patients Dosed
KD026-201	2	A Randomized, Double-Blind, Placebo-Controlled, Parallel-Group Study to Evaluate the Safety and Efficacy of KD026 in Combination with Metformin in Patients with Type 2 Diabetes	100, 150, 200 BID; 100 mg TID or placebo	KD026: 96 Placebo: 24

        In May 2015, we initiated a double-blind, placebo-controlled, dose-finding Phase 2 clinical study with KD026 in combination with metformin in patients with Type 2 diabetes that is only modestly controlled by metformin. We have enrolled 121 patients in five cohorts. All groups were on stable metformin for at least 12 weeks before randomization. The primary activity endpoint is decrease in HbA1c over three months. If we see positive data in this ongoing Phase 2 clinical study, we may initiate two new Phase 2 clinical studies of KD026: one in patients with Type 2 diabetes with compromised renal function and the other as a combination study with an FDA-approved Type diabetes drug.

Completed Clinical Studies of KD026

        The safety, tolerability, pharmacodynamics and pharmacokinetics studies of orally administered KD026 (formerly SLx-4090) have been evaluated in seven clinical studies. Four studies were conducted in healthy human volunteers and three studies were conducted in patients with dyslipidemia and/or Type 2 diabetes. The total number of patients exposed to KD026 in these completed studies was 327 (179 healthy patients; 148 patients with dyslipidemia and/or Type 2 diabetes). KD026 has been well tolerated with no serious adverse events at any dose level.

Summary of KD026 Completed Phase 2 Clinical Study in Type 2 Diabetes (SLx-4090-09-07)

Study No.	Phase	Design/Purpose of Study	KD026 Dose	Number of Patients Dosed
SLx-4090-09-07	2	A Randomized, Double-Blind, Placebo-Controlled, Parallel-Group Study to Evaluate the Safety and Efficacy of KD026 in Combination with Metformin in Patients with Type 2 Diabetes	100 BID	KD026: 39 Placebo: 43

  Phase 2 Clinical Study—SLx-4090-09-07 (KD026)

        SLx-4090-09-07 was a placebo-controlled, double-blind Phase 2 clinical study of KD026 in combination with metformin in patients with Type 2 diabetes that is only modestly controlled by metformin. These patients were on metformin for at least 12 weeks and still had elevated HbA1c levels ranging from 7.0% to 11.0%.

        KD026 treatment (100 mg BID) was well tolerated and demonstrated no serious adverse events and a statistically significant reduction of HbA1c of 0.44% at 12 weeks in the per protocol population. In the subset of patients with a more severe disease profile, a 0.69% reduction over placebo was observed. Additional benefits seen among patients were lowered plasma glucose, lowered LDL, lowered post-prandial lipids and weight loss. Treatment with KD026 reduced post-prandial free fatty acid levels by 35.0%, a decrease proportional to the decrease in the serum triglycerides. There was no accumulation of the drug even after 12 weeks of dosing. KD026 had no effect of the pharmacokinetics profile of metformin. KD026 at 100 mg BID was demonstrated to be safe and well-tolerated in combination with metformin.

Figure 7—KD026 Produces Clinically Significant Reduction in HbA1c

  Phase 1 Clinical Studies

        KD026 was tested in multiple Phase 1 clinical studies and was well tolerated with no clinically serious adverse events reported that were deemed related to the study drug.

Preclinical Studies

        In preclinical studies, KD026 affected MTP targeted to the intestines and lacked systemic distribution. This was observed in a preclinical study in mice in which KD026 caused fat accumulation in enterocytes and prevented fat accumulation in the liver tissues.

KD034

        KD034 represents our portfolio of proprietary enhanced formulations of trientine hydrochloride for second-line treatment of Wilson's disease, an orphan genetic liver disease impeding copper metabolism. In addition to our KD034 portfolio of products, we are developing a generic capsule formulation of Syprine to address broader market needs.

Background of Wilson's disease

        Wilson's disease is a rare autosomal recessive genetic disease characterized by an inability to excrete copper, leading to excessive copper deposition into major organs. It is caused by a mutation in the ATP7B gene, which makes an enzyme involved in copper transport in the liver. When the gene is mutated, copper accumulates in the liver and subsequently other organs and leads to severe hepatic, neurologic, psychiatric and ophthalmic abnormalities. Diagnosis of Wilson's disease can be challenging due to its varied symptoms and multi-organ impact. As such, there is a need to identify and treat patients early to prevent severe hepatic and neurologic complications associated with disease progression.

        Wilson's disease is categorized by the FDA as an Orphan Disease with approximately 10,000 people diagnosed in the United States. The prevalence of Wilson's disease is estimated to be one in 30,000 worldwide and one in 100 people are carriers.

Current Treatment Options and Limitations

        Wilson's disease requires lifelong treatment to eliminate excess copper from the patient's body. Wilson's disease therapies chelate, or bind, excess copper, which is then excreted in urine. With early treatment, disease progression can be halted and symptoms can stabilize. For certain patients with advanced Wilson's disease, a liver transplant may be a therapeutic option.

        Currently approved Wilson's disease therapies include chelating agents such as penicillamine or trientine hydrochloride. Penicillamine has a high rate of serious and sometimes fatal adverse events including blood disorders, kidney damage, lung problems, nervous system problems and skin diseases. Severe adverse effects requiring drug discontinuation occur in approximately 30% of patients. Trientine hydrochloride, marketed under the brand name Syprine, is used as second-line therapy for patients intolerant of penicillamine. Trientine hydrochloride is well tolerated and effective. The currently marketed formulation of trientine hydrochloride has multiple drawbacks, including a lack of a liquid formulation, necessity for cold storage, high pill burden and inconvenient dosing schedules, potentially impacting patient compliance. Since Wilson's disease requires lifelong management and the consequences of discontinuing therapy can be fatal, well-tolerated, effective and convenient therapies are needed.

Key Differentiating Attributes of KD034

        To address the shortcomings of the currently marketed formulation of trientine hydrochloride, we are developing KD034, a portfolio of proprietary enhanced formulations of trientine hydrochloride for second-line treatment of Wilson's disease. The formulations we are developing are room temperature stable, which we believe will improve overall patient compliance and treatment outcomes. Our KD034 portfolio includes a rapidly dissolving powder-to-liquid formulation suitable for pediatric patients and other populations who have difficulty swallowing solid pills. We are also developing a room-temperature stable capsule formulation in proprietary packaging. In addition, for broad market access purposes, we are developing a generic capsule formulation of trientine hydrochloride that is identical to Syprine.

KD034 Development Program for Wilson's disease

        We plan to conduct an open-label, crossover bioequivalence clinical study to compare the safety and pharmacokinetics of Syprine to our proprietary KD034 products and generic formulation in healthy volunteers.

Regulatory Strategy

        We plan to seek approval for our proprietary powder-to-liquid formulation and generic capsule formulation of trientine hydrochloride for the treatment of Wilson's disease. We also plan to seek approval for the room-temperature stable 250 mg and 500 mg capsules (in a proprietary blister pack).

        We plan to pursue a Section 505(b)(2) New Drug Application (NDA) pathway for approval of our proprietary powder-to-liquid formulation of trientine hydrochloride.

        We plan to pursue the ANDA pathway for registration of our KD034 capsule formulations.

Our Drug Discovery Platforms and Preclinical Molecules

Drug Discovery Platforms

        We have two drug discovery platforms that support our pipeline of clinical-stage product candidates: small molecule chemistry and biologics. We leverage our multi-disciplinary team of scientific experts and the advanced understanding of the molecular mechanisms of disease to establish development paths for disease areas where significant unmet medical needs exist.

Small Molecule Chemistry

        In addition to conducting traditional medicinal chemistry, we have licensed a proprietary chemical library (the "Chiromics" library) created through an innovative process of enzymatic catalysis. This new method of creating molecules permits the isolation of product candidates with novel chemical scaffolds that we believe will be able to hit targets that were previously difficult to address with traditional small molecule therapies.

        We are leveraging our small molecule chemistry team's expertise to build and expand our ROCK2 inhibitor platform. We have identified and are developing ROCK2 inhibitor compounds with varying specificity and solubility characteristics to treat specific autoimmune and fibrotic diseases, as well as blood-brain barrier penetrant ROCK2 inhibitors to treat neurodegenerative diseases.

        In addition, our small molecule chemistry team develops inhibitors to glucose transport 1 (GLUT-1), a molecular target of the metabolic pathway that is associated with cancer metabolism and infectious diseases.

Biologics

        We have a fully human monoclonal antibody platform run by an experienced group of scientists. This team has a track record of developing multiple commercially successful antibodies, including Erbitux and Cyramza. Our scientists are developing fully human monoclonal antibodies as well as proprietary bi-functional antibodies and fusion proteins, which include immunomodulatory antibodies linked to biologically active cytokines.

        We are developing a portfolio of bi-functional antibodies and fusion proteins that we believe represent the next generation of cancer therapeutics. Our most advanced candidate from this program, KD033, is a novel anti-PD-L1/IL-15 fusion protein, which combines a master regulator (PD-L1) and a potent stimulator (IL-15) of immune response targeted to the tumor site. KD033 inhibits the PD-L1 pathway to reduce immune checkpoint blockade while simultaneously directing an IL-15-stimulated, specific immune response in the tumor microenvironment. KD033 combines the effects of two complementary immuno-oncology approaches to restore innate immunity while stimulating an adaptive anti-tumor response, potentially achieving greater efficacy than single-agent therapy, and potentially achieving efficacy in patients undergoing failing anti-PD-L1 therapy. We have presented encouraging preclinical data on KD033 and expect the compound to have broad clinical utility in solid tumors.

Figure 8—KD033, a Novel Anti-PD-L1/IL-15 Fusion Protein

        KD033 is comprised of Kadmon's proprietary anti-PD-L1 antibody linked at its tail to the cytokine IL-15 by the sushi domain of the IL-15 receptor (IL-15 Ra). Combining an anti-PD-L1 antibody with IL-15/IL-15Ra brings together the benefit of inhibiting the PD-L1 immunosuppressive pathway and stimulating T-cell and NK (natural killer) cell activity via IL-15, all at the tumor site.

        Treatment with the PD-L1/IL-15 fusion protein significantly prolonged the survival of colon-tumor bearing mice, especially compared to treatment with IL-15 or anti-PD-L1 as single agents.

        We are also developing a bi-specific antibody targeting VEGFR2 and PD-L1, where we combine a master regulator of the immune system (PD-L1) and a potent anti-angiogeneic antibody (targeting VEGFR2). In addition, we are developing a VEGFR2/PDGFRb bi-functional antibody to inhibit angiogenesis, the development of new blood vessels supporting the growth of tumors.

        In addition to our bi-functional fusion proteins and antibodies, we are developing a portfolio of monoclonal antibodies to the following commercially validated targets: VEGFR2 and PD-L1. These antibodies have similar characteristics to currently available monoclonal antibodies, but we believe that certain of our product candidates have enhanced potency and other advantages.

Sales and Marketing

        Through our wholly-owned subsidiary, Kadmon Pharmaceuticals, we have a marketing and sales organization focused on specialty pharmaceuticals. Kadmon Pharmaceuticals currently markets a portfolio of branded and generic drugs in the area of liver disease, including chronic hepatitis C virus (HCV) infection, Wilson's disease and chronic weight management. We market these products to physicians in private practice or at hospitals and major medical centers in the United States that offer specialized patient management. We offer patient education, treatment compliance tools and financial assistance through our own branded program for eligible patients. We distribute our HCV products principally through specialty pharmacies and government agencies. We co-promote, but do not distribute, products for Wilson's disease and chronic weight management.

        Kadmon Pharmaceuticals is led by a management team with a broad set of capabilities and disease expertise across multiple therapeutic areas. Our multi-disciplinary team includes managed care and specialty pharmacy account directors, experienced regulatory, quality and CMC teams, marketing experts and sales specialists. We have extensive experience and expertise in the specialty pharmacy distribution channel, which represents a competitive advantage and positively serves healthcare providers and patients. Specialty pharmacies dispense medications for complex or chronic conditions that require a high level of patient education and ongoing counseling. The specialty pharmacies through which we distribute our products are fully independent of Kadmon. We do not have any ownership interest in, consolidated financial results of or have affiliations with any specialty pharmacy.

        Kadmon Pharmaceuticals collaborates with Kadmon's clinical development team, focusing on building competitive differentiated value for our pipeline products, product launch and promotional activities and professional education. We leverage healthcare provider relationships to understand market dynamics and unmet needs. In addition, our commercial operation supports our clinical product development by providing quality assurance, compliance, regulatory and pharmacovigilance among other capabilities. These capabilities are integral to our ability to quickly advance product candidates through development.

        Our currently marketed products are listed in the table below.

Product	Indication	Status, Packaging
Ribasphere RibaPak (ribavirin, USP) tablets	Ribasphere is a nucleoside analogue indicated for the treatment of chronic hepatitis C (CHC) virus infection in combination with peginterferon alfa-2a in patients 5 years of age and older with compensated liver disease not previously treated with interferon alpha, and in adult CHC patients coinfected with HIV.	Branded generic High-dose blister pack
Ribasphere (ribavirin, USP) tablets

Ribasphere is a nucleoside analogue indicated for the treatment of chronic hepatitis C (CHC) virus infection in combination with peginterferon alfa-2a in patients 5 years of age and older with compensated liver disease not previously treated with interferon alpha, and in adult CHC patients coinfected with HIV.

Branded generic Bottled
Ribasphere (ribavirin capsules)

Ribasphere is a nucleoside analogue indicated in combination with interferon alfa-2b (pegylated and nonpegylated) for the treatment of Chronic Hepatitis C (CHC) in patients 3 years of age or older with compensated liver disease.

Branded generic Bottled
Qsymia (phentermine and topiramate extended-release) capsules

Qsymia is a combination of phentermine, a sympathomimetic amine anorectic, and topiramate extended-release, an antiepileptic drug, indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with an initial body mass index (BMI) of:

Co-promote Branded Bottled
• 30 kg/m2 or greater (obese) or
• 27 kg/m2 or greater (overweight) in the presence of at least one weight-related comorbidity such as hypertension, type 2 diabetes mellitus, or dyslipidemia
Syprine (trientine hydrochloride)	Syprine (trientine hydrochloride) is indicated for the treatment of patients with Wilson's disease who are intolerant of penicillamine.	Co-promote Branded-off patent Bottled

        We believe that the size of our marketing and sales organization is appropriate to effectively reach our target audience in the specialty markets in which we currently operate. The launch of any future products may require expansion of our marketing and sales organization in the United States and internationally, and we may need to commit significant additional funds, management and other resources to the growth of our marketing and sales organization.

Strategic Collaborations and License Agreements

Symphony Evolution, Inc.

        In August 2010, we entered into a license agreement with Symphony Evolution, Inc. (Symphony), under which Symphony granted to us an exclusive, worldwide, royalty-bearing, sublicensable license under certain Symphony patents, copyrights and technology to develop, make, use, sell, import and export XL647 and the related technology in the field of oncology and non-oncology.

        The license agreement includes a series of acquisition and worldwide development milestone payments totaling up to $218.4 million, $14.1 million of which have been paid as of September 30, 2015. Additionally, the license agreement includes commercial milestone payments contingent upon the achievement of various sales milestones, as well as single-digit sales royalties.

        Our agreement with Symphony will expire upon the expiration of the last to expire patent within the licensed patents. We may terminate the agreement at any time upon six months written notice to Symphony. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period. Symphony may terminate the agreement if we challenge the licensed patents. Either party may terminate the agreement upon the bankruptcy or insolvency of the other party.

Nano Terra, Inc. (KD025, KD026)

        In April 2011, our subsidiary, Kadmon Corporation, LLC, entered into a joint venture with Surface Logix, LLC through the formation of NT Life Sciences, LLC, whereby Kadmon Corporation, LLC contributed $0.9 million at the date of formation in exchange for a 50.0% interest in NT Life Sciences, LLC. Contemporaneously with our entry into the joint venture, we entered into an exclusive sub-license agreement with NT Life Sciences, LLC (NT Life) under which NT Life granted us rights to certain patents and know-how it licensed from Surface Logix, Inc. (SLX) relating to the compounds SLx-2119 (KD025) and SLx-4090 (KD026). Under this agreement, NT Life granted to us an exclusive, worldwide, royalty-bearing, sublicensable license to make, have made, use, sell, offer for sale, import and export the product candidates. NT Life also granted to us a worldwide, non-exclusive, non-transferable, sublicensable license under certain SLX platform technology to make, have made, use, sell, offer for sale, import and export the product candidates.

        In consideration for the rights granted to us by NT Life, we agreed to assume certain of Nano Terra, Inc.'s (Nano Terra) payment obligations under the Agreement and Plan of Merger dated April 8, 2011, by and among Nano Terra, NT Acquisition, Inc., Surface Logix, Inc., and Dion Madsen, as the Stockholder Representative (Merger Agreement). Pursuant to these obligations, we are required to pay to the Stockholder Representative a royalty based on a percentage of net sales of licensed program products in the mid-single digits, subject to specified deductions and adjustments. We are also required to pay to NT Life a 10.0% percent royalty on the net sales remaining after giving effect to the royalty payment to the Stockholder Representative. Pursuant to the assumption of payment obligations, we are also required to pay to the Stockholder Representative a portion of any sublicensing revenue relating to the licensed program products ranging from the low twenty percents to the low forty percents, subject to specified deductions and adjustments. We are also required to pay to NT Life any remaining sublicensing revenue.

        Our agreement with NT Life will, with respect to a licensed program product, end on a country-by-country and licensed program product-by-licensed program product basis upon the latest of (a) the expiration or invalidation of the last valid claim of a patent right covering such licensed program product in such country and (b) the expiration or termination of payment obligations with respect to such licensed program product. The agreement will, with respect to the SLX platform technology, end on a country-by-country basis upon expiration or invalidation of the last valid claim of a patent right covering such SLX platform technology.

        We may terminate the agreement at any time upon six months written notice to NT Life. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period. NT Life may terminate the agreement if we challenge the licensed patents. Either party may terminate the agreement upon the bankruptcy or insolvency of the other party. The agreement shall terminate in the event we are dissolved. The agreement shall terminate on a licensed program product-by-licensed program product basis in the event such licensed program product reverts to the Stockholder Representative because of a failure to satisfy the diligence requirements as set forth in the Merger Agreement.

Valeant Pharmaceuticals North America, LLC

        In February 2014, we entered into an agreement with Valeant for the co-promotion of Syprine, a chelation therapy indicated in the treatment of patients with Wilson's disease who are intolerant of penicillamine. Under the agreement Valeant holds all marketing and distribution rights and responsibilities and we will co-promote Syprine through our existing sales force and commercial network. Valeant will pay us a co-promotion fee equal to 10% of Valeant's gross profit from the sale of Syprine if our sales exceed a monthly minimum of dispensed prescription units on a monthly basis, 50% of which must be used to pay down an existing liability between the parties and 50% of which may be used at our discretion. At the time the other milestone payable has been satisfied in full, the entire co-promotion fee may be used at our discretion.

        At the time the agreement was executed we paid Valeant $1.5 million of an existing liability between the parties and an additional $1.5 million against that same liability was paid in December 2014. We must additionally satisfy the remaining balance of the other milestone payable if a defined liquidity or distribution event occurs. This license agreement expires on the second anniversary of its effective date, unless earlier terminated by Valeant. If our indebtedness is repaid in full on or prior to the expiry of the initial term, the initial term shall automatically be extended for an additional year. Valeant may terminate this agreement at any time upon written notice in the event (i) we default on payments due under the agreement, (ii) we launch a competing product or (iii) we have four consecutive calendar quarters with negative gross profit.

Chiromics, LLC

        In November 2011, we entered into a non-exclusive license and compound library sale agreement with Chiromics, LLC (Chiromics) under which Chiromics granted to us a non-exclusive, royalty-free license to use certain compound libraries and related know-how for the research, discovery and development of biological and/or pharmaceutical products. We paid Chiromics $200,000 upon execution of the agreement and a total of $300,000 upon the delivery of the compound libraries. We were also required to make quarterly payments of $200,000 for the eight quarters following delivery of the compound libraries. The agreement with Chiromics has no expiration date. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period or upon the bankruptcy or insolvency of the other party.

VIVUS, Inc.

        In June 2015, we entered into a co-promotion agreement with VIVUS for the co-promotion of Qsymia, a treatment for chronic weight management in obese and overweight adults. Pursuant to the terms of the agreement, we are required to promote the product to certain health care providers in the territory through our existing sales force and commercial network. We are eligible to receive a sales commission of 40% of the per prescription net revenue for each filled prescription written by one of our eligible healthcare providers. Our agreement with VIVUS will continue until December 31, 2016 and shall be automatically extended for subsequent one year terms, unless earlier terminated in accordance with the agreement or notice of 30 days prior to the expiration of the then-current term. Either party may terminate the agreement for any reason and at any time by providing 90 days prior written notice to the other party or for any material breach by the other party that is not cured within a specified time period.

AbbVie Inc.

        In June 2013, we entered into a series of agreements with AbbVie, pursuant to which we licensed certain rights to develop, manufacture and market our proprietary, high-dose formulation of ribavirin in the United States and sold marketing authorizations and related assets for ribavirin in certain countries outside the United States. Under this agreement, we received upfront payments totaling $64.0 million. Our agreement with AbbVie will remain in effect unless it is terminated pursuant to the terms of the agreement. AbbVie may terminate the agreement at any time upon prior written notice.

Zydus Pharmaceuticals USA, Inc.

        In June 2008, we entered into an asset purchase agreement with Zydus where we purchased all of Zydus' rights, title and interest to high dosages of ribavirin. Under the terms of the agreement, we made paid a one-time purchase price of $1.1 million. We are required to pay a royalty based on net sales of products in the mid-teen percents, subject to specified reductions and offsets.

        In June 2008, we also entered into a non-exclusive patent license agreement with Zydus, under which we granted Zydus a non-exclusive, royalty free, fully paid up, non-transferable license under certain of our patent rights related to ribavirin. This agreement will expire upon the expiration or termination of a specific licensed patent. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period or upon the bankruptcy or insolvency of the other party.

Jinghua Pharmaceutical Group

        In November 2015, we entered into a collaboration and license agreement with Jinghua Pharmaceutical Group (Jinghua). Under this agreement, we granted to Jinghua an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property and know-how to use, develop, manufacture, and commercialize certain monoclonal antibodies in China, Hong Kong, Macau and Taiwan.

        In partial consideration for the rights granted to Jinghua under the agreement, we received an upfront payment of $10.0 million in the form of an investment in our Class E redeemable convertible membership units. We are eligible to receive from Jinghua a royalty equal to a percentage of net sales of product in the territory in the low 10 percents. In addition to such payments, we are eligible to receive milestone payments for the achievement of certain development milestones, totaling up to $40.0 million. We are also eligible to receive a portion of sublicensing revenue from Jinghua ranging from the low 10 percents to the low thirty percents based on the development stage of a product.

        Our agreement with Jinghua will continue on a product-by-product and country-by-country basis until the later of 10 years after the first commercial sale of the product in such country or the date on which there is no longer a valid claim covering the licensed antibody contained in the product in such country. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period or upon the bankruptcy or insolvency of the other party.

Our Intellectual Property

        The proprietary nature of, and protection for, our product candidates, their methods of use, and our technologies are an important part of our strategy to discover and develop small molecules and bi-functional protein medicines that address areas of significant unmet medical needs in autoimmune, fibrotic, and neurodegenerative diseases, and in the area of immuno-oncology. We are the owner or exclusive licensee of patents and applications relating to certain of our product candidates, and are pursuing additional patent protection for them and for our other product candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we maintain copyrights and trademarks, both registered and unregistered.

        Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important products, product candidates, technologies, inventions and know-how related to our business and our ability to defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our development programs. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.

        Our patent portfolio includes issued patents and pending patent applications in the United States and internationally which were either filed by us or licensed from third parties. As of November 18, 2015, our portfolio of owned and in-licensed patents and patent applications includes eight granted U.S. patents (four of which are owned by us) and 37 granted non-U.S. patents (three of which are owned by us). We are actively prosecuting nine U.S. patent applications and 22 foreign patent applications, in addition to at least three licensed U.S. patent applications and six foreign patent applications.

Manufacturing and Supply

        We currently do not own or operate manufacturing facilities for the production of our product candidates. We currently outsource to a limited number of external service providers the production of all active pharmaceutical ingredients, drug substances and drug products, and we expect to continue to do so to meet the preclinical and clinical requirements of our product candidates. We do not have long-term agreements with these third parties. We have framework agreements with most of our external service providers, under which they generally provide services to us on a short-term, project-by-project basis. We have long-term relationships with our manufacturing and supply chain partners for our commercial products.

        Currently, our drug substance or active pharmaceutical ingredient raw materials for our product candidates can be supplied by multiple source suppliers. Our active pharmaceutical ingredient drug raw materials for our ribavirin portfolio of products is approved to be supplied by a single source, which we believe has the capacity and quality control to meet ongoing demands. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

        Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The contract manufacturing organizations that we use to manufacture our product candidates and our ribavirin portfolio are obligated to operate under cGMP conditions.

Competition

        We compete directly with companies that focus on psoriasis, NSCLC with brain metastases or leptomeningeal disease, PKD and Type 2 diabetes, and companies dedicating their resources to novel forms of therapies for these indications. We also face competition from academic research institutions, governmental agencies and other various public and private research institutions. With the proliferation of new drugs and therapies in these areas, we expect to face increasingly intense competition as new technologies become available. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

        The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, less expensive, more convenient or easier to administer, or have fewer or less severe effects than any products that we may develop. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then.

        In addition to currently marketed therapies, there are also a number of products in late-stage clinical development to treat psoriasis, NSCLC with brain metastases or leptomeningeal disease, PKD and Type 2 diabetes, including:

Psoriasis	NSCLC with Brain Metastases	PKD	Type 2 Diabetes

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Systemic treatments

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Soriatane (acitretin)

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Cyclosporine

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Methotrexate

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Otezla (apremilast)

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Biologics

•

Enbrel (etanercept)

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Humira (adalimumab)

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Cosentyx (secukinumab)

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Remicade (infliximab)

	While there are no approved treatments in the United States for this indication, we understand that there are certain off-label uses for Tarceva (erlotinib) and Avastin (bevacizumab).	While there are no approved treatments in the United States for this indication, we understand that there are certain products off-label uses for Tolvaptan.

•

Oral

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Glucophage (metformin)

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Avandia (rosiglitazone)

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Nesina (alogliptin)

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Invokana (canagliflozin)

•

Farxiga (dapagliflozin)

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Tanzeum (albiglutide)

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Jardiance (empagliflozin)

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Injectable

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Bydureon (exenatide)

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Victoza (liraglutide)

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Symlin (pramlintide)

        These products in development may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our bispecific antibody candidates for which we obtain marketing approval.

Government Regulation

Government Regulation and Product Approval

        Government authorities in the United States at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, (including manufacturing changes), quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

U.S. Drug Development Process

        In the United States, the FDA regulates drugs under the FDCA, and in the case of biologics, also the Public Health Service Act (PHS Act), and the FDA's implementing regulations. Most biological products meet the FDCA's definition of "drug" and are subject to FDA drug requirements, supplemented by biologics requirements.

        Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices regulations;

  •
  submission to the FDA of an IND, which must become effective before human clinical studies may begin;

  •
  approval by an independent institutional review board (IRB), at each clinical site before each trial may be initiated;

  •
  performance of adequate and well-controlled human clinical studies according to GCP regulations, to establish the safety and efficacy of the proposed drug or biologic for its intended use;

  •
  preparation and submission to the FDA of an NDA or BLA;

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP to assure that the facilities, methods, and controls are adequate to preserve the drug's identity, strength, quality, and purity; and

  •
  FDA review and approval of the NDA or BLA.

        The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

        Once a pharmaceutical or biological product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. When a sponsor wants to proceed to test the product candidate in humans, it must submit an IND in order to conduct clinical trials.

        An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical study lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical study and places the study on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical studies due to safety concerns or non-compliance, and may be imposed on all product candidates within a certain pharmaceutical class. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical studies of a certain duration or for a certain dose.

        All clinical studies must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical study. Further, an institutional review board (IRB) must review and approve the plan for any clinical study before it commences at any institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical study are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical study and the consent form that must be provided to each clinical study subject or his or her legal representative and must monitor the clinical study until completed.

        Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

        Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (NIH), for public dissemination on their ClinicalTrials.gov website.

        Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

  •
  Phase 1.  The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.

  •
  Phase 2.  Involves clinical studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

  •
  Phase 3.  Clinical studies are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical studies are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for product labeling.

        Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

        Concurrent with clinical studies, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

        Assuming successful completion of the required clinical testing, the results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, or a BLA for a biological drug product, requesting approval to market the product.

        The submission of an NDA or BLA is subject to the payment of a substantial application user fee although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA or BLA is also subject to annual product and establishment user fees. For FDA fiscal year 2016 the application fee for an application with clinical data is $2,374,200. Sponsors are also subject to the product and establishment fees. For fiscal 2016, the product fee is $114,450, and the establishment fee is $585,200.

        In addition, under the Pediatric Research Equity Act of 2003 (PREA), an NDA or BLA applications (or supplements to applications) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the applicant has obtained a waiver or deferral.

        In 2012, the FDASIA amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (PSP), within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical studies, and/or other clinical development programs.

        The FDA also may require submission of a REMS to mitigate any identified or suspected serious risks. The REMS could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

        The FDA reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an application for filing. In this event, the application must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

        The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. For biologics, the applicant must demonstrate that the product is safe, pure, and potent (interpreted to include effectiveness), and that the facilities designed for its production meet standards to ensure the product will consistently be safe, pure, and potent.

        The FDA may approve an NDA or BLA only if the methods used in, and the facilities and controls used for, the manufacture processing, packing, and testing of the product are adequate to ensure and preserve its identity, strength, quality, and purity. Drug cGMPs are established in 21 C.F.R. Parts 210 and 211, and biologic drug products must meet the drug standards as well as the supplemental requirements in 21 C.F.R. Part 600 et seq.

        Before approving an NDA or BLA, the FDA often will inspect the facility or facilities where the product is or will be manufactured.

        The FDA may refer the NDA or BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making decisions.

        Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure clinical data supporting the submission were developed in compliance with GCP.

        The approval process is lengthy and difficult and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied, or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than an applicant interprets the same data.

        After the FDA's evaluation of an application, the FDA may issue an approval letter, or, in some cases, a complete response letter to indicate that the review cycle is complete and that the application is not ready for approval. A complete response letter generally contains a statement of specific conditions that must be met to secure final approval of the application and may require additional clinical or preclinical testing for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the application, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

        Even with submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical studies, to further assess safety and effectiveness after approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

ANDAs and Section 505(b)(2) New Drug Applications

        Most drug products obtain FDA marketing approval pursuant to an NDA or BLA (described above) for innovator products, or an ANDA for generic products. Relevant to ANDAs, the Hatch-Waxman amendments to the FDCA established a statutory procedure for submission and FDA review and approval of ANDAs for generic versions of branded drugs previously approved by the FDA (such previously approved drugs are also referred to as listed drugs). Because the safety and efficacy of listed drugs have already been established by the brand company (sometimes referred to as the innovator), the FDA does not require a demonstration of safety and efficacy of generic products. However, a generic manufacturer is typically required to conduct bioequivalence studies of its test product against the listed drug. The bioequivalence studies for orally administered, systemically available drug products assess the rate and extent to which the active pharmaceutical ingredient (API) is absorbed into the bloodstream from the drug product and becomes available at the site of action. Bioequivalence is established when there is an absence of a significant difference in the rate and extent for absorption of the generic product and the listed drug. For some drugs (e.g., locally acting drugs like topical anti-fungals), other means of demonstrating bioequivalence may be required by the FDA, especially where rate and/or extent of absorption are difficult or impossible to measure. In addition to the bioequivalence data, an ANDA must contain patent certifications and chemistry, manufacturing, labeling and stability data.

        The third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA's findings of safety and efficacy of an existing product, or published literature, in support of its application. Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA's findings with respect to certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant's product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a "section viii" statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

        If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired as described in further detail below. Thus approval of a Section 505(b)(2) NDA or ANDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA or Section 505(b)(2) applicant.

Expedited Programs

Fast Track Designation

        The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs (including biological drug products) are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor's request.

        The FDA may initiate review of sections of a Fast Track drug's NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA or BLA and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the application is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical study process.

Accelerated Approval

        Under the FDA's accelerated approval regulations, the FDA may approve a drug or biologic for a serious or life-threatening illness that fills an unmet medical need, providing a meaningful therapeutic benefit to patients over existing treatments, based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical studies, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical studies sometimes referred to as Phase 4 studies to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated approval regulations are subject to prior review by the FDA.

Breakthrough Designation

        The Food and Drug Administration Safety and Innovation Act (FDASIA), amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug or biologic product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug or biologic product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor's request. If so designated, the FDA shall act to expedite the development and review of the product's marketing application, including by meeting with the sponsor throughout the product's development, providing timely advice to the sponsor to ensure that the development program to gather preclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical studies is as efficient as practicable.

Priority Review

        Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after the FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Post-Approval Requirements

        Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to extensive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping (including certain electronic record and signature requirements), periodic reporting, product sampling and distribution, advertising and promotion and reporting of certain adverse experiences, deviations, and other problems with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

        The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

        Manufacturers and certain other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release.

        Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        The FDA may impose a number of post-approval requirements as a condition of approval of an application. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

        The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, problems with manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on the product or even complete withdrawal of the product from the market.

        Potential implications include required revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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  warning letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product license approvals;

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  product seizure or detention, or refusal to permit the import or export of products; or

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

        In addition, the distribution of prescription drugs and biologics is subject to the Prescription Drug Marketing Act (PDMA), which regulates the distribution of the products and product samples at the federal level, and sets minimum standards for the registration and regulation of distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidances, and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Patent Term Restoration

        Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term effectively lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA/BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a sixty day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for Patent Term Extensions, defined as the length of the regulatory review of products covered by our granted patents, for some of our currently owned or licensed applications and patents to add patent life beyond their current expiration dates. Such extensions will depend on the length of the regulatory review; however, there can be no assurance that any such extension will be granted to us.

Marketing Exclusivity

        Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving applications for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and effectiveness.

        Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to the term of any existing regulatory exclusivity, including the non-patent exclusivity periods described above. This six-month exclusivity may be granted based on the voluntary completion of a pediatric clinical study in accordance with an FDA-issued "Written Request" for such a clinical study.

        With respect to biologics, the PPACA signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated licensure pathway for biological products that are biosimilar to or interchangeable with an

FDA-licensed reference biological product. To date, only one biosimilar has been licensed under the BPCIA in the United States (in September 2015), with many more well into the process for approval. Numerous biosimilars have already been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars, although there has been significant litigation and questions over interpretation of such guidelines.

        Biosimilarity, which requires that the product be "highly similar" and there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

        Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

        The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and meaning of the BPCIA is subject to significant uncertainty.

Orphan Designation and Exclusivity

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs (including biological drug products) intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA or BLA.

        After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first applicant to receive FDA approval for a particular active ingredient to treat a particular disease or condition with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA/BLA application user fee.

        During the exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease or condition, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care, or if the manufacturer of the product with orphan exclusivity is not able to assure sufficient quantities of the product. "Same drug" means a drug that contains the same identity of the active moiety if it is a drug composed of small molecules, or of the principal molecular structural features if it is composed of macromolecules and is intended for the same use as a previously approved drug, except that if the subsequent drug can be shown to be clinically superior to the first drug, it will not be considered to be the same drug. Drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

Pharmaceutical Coverage, Pricing and Reimbursement

        In the United States, sales of Ribasphere RibaPak and any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations.

        Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. The process for determining whether a payor will provide coverage for a biologic or drug may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Some of the additional requirements and restrictions on coverage and reimbursement levels imposed by third-party payors influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific biologics and drugs on an approved list, or formulary, which might not include all of the FDA-approved biologics or drugs for a particular indication, or place biologics and drugs at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. Moreover, a payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Further, one payor's determination to provide coverage does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement may differ significantly from payor to payor.

        Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain and maintain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

        The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and coverage and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could exclude or limit our drugs and product candidates from coverage and limit payments for pharmaceuticals.

        In addition, we expect that the increased emphasis on managed care and cost containment measures in the United States by third-party payors and government authorities to continue and will place pressure on pharmaceutical pricing and coverage. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

        Healthcare providers, physicians, and third-party payors often play a primary role in the recommendation and prescription of any currently marketed products and product candidates for which we may obtain marketing approval. Our current and future arrangements with healthcare providers, physicians, third-party payors and customers, and our sales, marketing and educational activities, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations (at the federal and state level) that may constrain our business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval.

        In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

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  The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities including pharmaceutical manufacturers from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted broadly to apply to, among other things, arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. The term "remuneration" expressly includes kickbacks, bribes or rebates and also has been broadly interpreted to include anything of value, including, for example, gifts, discounts, waivers of payment, ownership interest and providing anything at less than its fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, however, the exceptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exception or safe harbor may be subject to scrutiny. The failure to meet all of the requirements of a particular applicable statutory exception or safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability in all cases. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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  The False Claims Act, which imposes civil penalties, and provides for whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, claims for payment to, or approval by, the federal government that are false, fictitious or fraudulent or knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, marketing products of sub-standard quality, or (as noted above) paying a kickback that results in a claim for items or services). In addition, our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, several pharmaceutical and other healthcare companies have faced enforcement actions under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, federal anti-kickback statute violations and certain marketing practices, including off-label promotion, may also implicate the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, (as further adjusted to account for inflation), the potential for exclusion from participation in federal healthcare programs, and, although the False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Additionally, the civil monetary penalties statute, which, among other things, imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

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  The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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  HIPAA, as amended by HITECH, and its implementing regulations, including the Final Omnibus Rule published on January 25, 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal court to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions.

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  The federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, which requires applicable pharmaceutical manufacturers of covered drugs to engage in extensive tracking of physician and teaching hospital payments, maintenance of a payments database, and public reporting of the payment data. Pharmaceutical manufacturers with products for which payment is available under Medicare, Medicaid or the State Children's Health Insurance Program (with certain exceptions) must report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members and payments or other "transfers of value" to such physician owners and their immediate family members. Pharmaceutical manufacturers were required to begin such tracking on August 1, 2013, and to make their first report to the Centers for Medicare & Medicaid Services (CMS) by March 31, 2014 and annually thereafter. CMS posts manufacturer disclosures on a searchable public website. Failure to comply with the reporting obligations may result in civil monetary penalties.

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  Analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report pricing and marketing information, including, among other things, information related to payments to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information and the use of prescriber-identifiable data in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Healthcare Reform

        A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. By way of example, in March 2010, the PPACA as amended was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical industry are the following:

  •
  The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition of Medicare Part B and Medicaid coverage of the manufacturer's outpatient drugs furnished to Medicaid patients. Effective in 2010, the PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP, establishing new methodologies by which AMP is calculated and rebates owed by manufacturers under the Medicaid Drug Rebate Program are collected for drugs that are inhaled, infused, instilled, implanted or injected, adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, expanding the universe of Medicaid utilization subject to drug rebates to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations. and expanding the population potentially eligible for Medicaid drug benefits.

  •
  In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. Recent proposed guidance from the U.S. Department of Health and Human Services Health Resources and Services Administration, if adopted in its current form, may affect manufacturers' rights and liabilities in conducting audits and resolving disputes under the 340B program.

  •
  Effective in 2011, the PPACA imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the donut hole).

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  Effective in 2011, the PPACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

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  The PPACA required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any "transfer of value" made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS beginning in 2014. The reported information was made publicly available in a searchable format on a CMS website beginning in September 2014.

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  As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the PPACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products by influencing decisions relating to coverage and reimbursement rates.

  •
  The PPACA created the Independent Payment Advisory Board (IPAB), which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. The PPACA provided that under certain circumstances, IPAB's recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

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  The PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

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  The PPACA established a licensure framework for follow-on biologic products.

        Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2015, will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products.

        There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from our products and product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Foreign Regulation of Drugs and Biologics

        In order to market any product outside of the United States, we will need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding development, approval, commercial sales and distribution of our products, and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products, if approved. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Employees

        As of September 30, 2015, we employed 148 people, including 31 in research and development, 3 in regulatory affairs, 19 in sales and marketing and 85 in a general and administrative capacity. As of such date, we had 59 employees based in our New York City headquarters, 50 employees based in our Warrendale, Pennsylvania facility, 25 employees based in our Cambridge, Massachusetts facility and four employees in our Monmouth Junction, New Jersey facility. We also engage a number of temporary employees and consultants. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

        Our corporate headquarters are located in New York, New York, and consist of approximately 48,892 square feet of space under a lease that expires in July 31, 2023. In addition, we also have locations in Warrendale, Pennsylvania; Cambridge, Massachusetts and Monmouth Junction, New Jersey. We believe that our facilities are adequate for our current needs and for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Legal Proceedings

        From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We have briefly summarized below the most significant of these proceedings.

        On February 3, 2014, Dr. Steven Rosenfeld filed a lawsuit in the Supreme Court of the State of New York, New York County against Joel Schreiber, Dr. Samuel D. Waksal, Kadmon Capital, LLC and Kadmon Corporation, LLC alleging that Dr. Waksal, our former Chief of Innovation, Science and Strategy and former Chairman and Chief Executive Officer, engaged Dr. Rosenfeld and co-defendant Mr. Schreiber to raise funds for a new venture involving us in exchange for equity interests. Dr. Rosenfeld further alleges that, pursuant to an introduction that he facilitated, Dr. Waksal, Kadmon Capital, LLC and Kadmon Corporation, LLC (Kadmon Defendants) raised debt and equity financing, and Dr. Rosenfeld has not received the equity interests to which he is entitled. The lawsuit contains two claims, breach of contract and quantum meruit (a demand for a reasonable sum of money to be paid for services rendered or work done when the amount due is not stipulated in a legally enforceable contract). Oral arguments in regard to our motion to dismiss the lawsuit occurred on June 9, 2015; however, the court declined to dismiss the complaint. We are appealing the court's decision. We believe that the claims have no merit and intend to vigorously defend this action.

        On June 29, 2015, Anastasios Thomas Belesis and ATB Holding Company, LLC filed a lawsuit in the U.S. District Court for the Southern District of New York against us, our subsidiaries, Dr. Samuel D. Waksal and Mr. Steven N. Gordon. The plaintiffs allege that they are entitled to units in one of our subsidiaries or an "advisory" fee in exchange for services performed. The lawsuit asserts 12 claims, ranging from federal securities fraud to breach of contract and a variety of other common law causes of action. Our lawyers filed a motion to dismiss on September 17, 2015, the lawyers for the plaintiffs filed their opposition to that motion on October 1, 2015, and our lawyers filed our reply in further support of the motion on October 8, 2015. Oral arguments have not been scheduled. We believe that the claims have no merit and intend to vigorously defend this action.

 MANAGEMENT

Officers and Directors

        The following table sets forth the name, age as of December 31, 2015 and position of the individuals who currently serve as managers and executive officers of Kadmon Holdings, LLC and will serve as the directors and executive officers of Kadmon Holdings, Inc. upon our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering. The following also includes certain information regarding our directors' and officers' individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors' backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position
Executive Officers
Harlan W. Waksal, M.D.	62	President, Chief Executive Officer and Director
Konstantin Poukalov	32	Executive Vice President, Chief Financial Officer
Lawrence K. Cohen, Ph.D.	62	Executive Vice President, Business Development
Steven N. Gordon, Esq.	48	Executive Vice President, General Counsel, Chief Administrative, Compliance and Legal Officer
Eva Heyman	41	Chief Commercial Officer
John Ryan, Ph.D., M.D.	72	Executive Vice President, Chief Medical Officer
Larry Witte, Ph.D.	71	Executive Vice President, Research and Development
Zhenping Zhu, M.D., Ph.D.	50	Executive Vice President, Biologics
Directors
Bart M. Schwartz, Esq.	69	Chairman of the Board
Eugene Bauer, M.D.	73	Director
D. Dixon Boardman	70	Director
Andrew B. Cohen	44	Director
Alexandria Forbes, Ph.D.	51	Director
Treacy Gaffney	55	Director
Thomas Shenk, Ph.D.	68	Director
Susan Wiviott, Esq.	58	Director
Louis Shengda Zan	52	Director

Executive Officers

        Harlan W. Waksal, M.D.    Dr. Waksal has been our President and Chief Executive Officer since August 2014 and was elected to our board of managers in 2013. Prior to joining Kadmon as an employee, Dr. Waksal served as President and Sole Proprietor of Waksal Consulting LLC from 2003 to 2014. From 2011 to 2014, Dr. Waksal served as Executive Vice President, Business and Scientific Affairs at Acasti Pharma, Inc., a publicly traded biopharmaceutical company, and as a consultant to Neptune Technologies & Bioressources, Inc., a publicly traded life sciences company and the parent company of Acasti. Dr. Waksal co-founded ImClone Systems (ImClone) in 1987, a publicly traded biopharmaceutical company acquired by Eli Lilly and Company in 2008. Dr. Waksal served in senior roles at ImClone, including: President (1987 to 1994); Executive Vice President and Chief Operating Officer (1994 to 2002); and President, Chief Executive Officer and Chief Operating Officer (2002 to 2003). Dr. Waksal also served as a Director of ImClone from 1987 to 2005. Dr. Waksal is currently Chairman of the board of directors of Sevion Therapeutics, a publicly traded biopharmaceutical company, and serves on the boards of Acasti, Neptune and Oberlin College. Dr. Waksal received his B.A. from Oberlin College and his M.D. from Tufts University School of Medicine. He completed his training in internal medicine at New England Medical Center and in pathology at Kings County Hospital Center in Brooklyn.

        Konstantin Poukalov.    Mr. Poukalov has been our Executive Vice President, Chief Financial Officer since 2014. From 2012 to 2014, Mr. Poukalov served as our Vice President, Strategic Operations. Prior to joining Kadmon, Mr. Poukalov was a member of the healthcare investment banking group at Jefferies LLC from 2009 to 2012, focusing on companies across the life-sciences and biotechnology sectors. Prior to Jefferies, Mr. Poukalov was a member of UBS Investment Bank, focusing on the healthcare industry, from 2006 to 2009. Mr. Poukalov received his B.E. from Stony Brook University.

        Lawrence K. Cohen, Ph.D.    Dr. Cohen has been our Executive Vice President, Business Development since 2014. From 2011 to 2014, Dr. Cohen served as our Senior Vice President, Business Development. Prior to joining Kadmon, Dr. Cohen served as President and Chief Executive Officer of VIA Pharmaceuticals, Inc., a publicly traded biotechnology company, from 2004 to 2011. Prior to joining VIA, Dr. Cohen served in senior roles, including President and Chief Executive Officer, at Zyomyx, Inc., a privately held diagnostics company, from 2001 to 2004. Prior to Zyomyx, Dr. Cohen served as Chief Operating Officer of Progenitor, Inc. from 1997 to 1998. Dr. Cohen also served as Vice President of Research and Development at Somatix Therapy Corporation, a publicly traded gene therapy company, from 1988 to 1997. Dr. Cohen received his B.A. from Grinnell College and his Ph.D. from the University of Illinois. He completed his postdoctoral work in molecular biology at the Dana-Farber Cancer Institute and the Department of Biochemistry at Harvard Medical School.

        Steven N. Gordon, Esq.    Mr. Gordon, a co-founder of our company, has been our Executive Vice President, General Counsel, Chief Administrative, Compliance and Legal Officer since 2009. Prior to joining Kadmon, Mr. Gordon worked as a prosecutor for the City of New York from 1992 to 1996. From 1997 to 2008, Mr. Gordon practiced law at several law firms and was the principal of his own law firm. Mr. Gordon received his B.A. from Bar Ilan University and his J.D. from Touro College Jacob D. Fuchsberg Law Center.

        Eva Heyman.    Ms. Heyman has been our Chief Commercial Officer since 2015. From 2011 to 2015, Ms. Heyman was our Senior Vice President, Marketing. Prior to joining Kadmon, Ms. Heyman was at Digitas Health New York, a healthcare marketing and advertising agency, where she served as Senior Vice President of Marketing and most recently as Managing Director. Prior to joining Digitas Health, Ms. Heyman spent 11 years at Digitas, Inc., an advertising agency, developing integrated marketing programs for numerous established brands. Ms. Heyman received her B.A. from Dartmouth College and her MBA from Harvard Business School.

        John Ryan, Ph.D., M.D.    Dr. Ryan has been our Executive Vice President, Chief Medical Officer since 2011. Prior to joining Kadmon, Dr. Ryan served as Senior Vice President and Chief Medical Officer of Cerulean Pharma, Inc., a publicly traded pharmaceutical company, from 2009 to 2011. Prior to joining Cerulean, Dr. Ryan was Chief Medical Officer at Aveo Pharmaceuticals, Inc., a publicly traded company, from 2006 to 2009. Prior to joining Aveo, Dr. Ryan served as Senior Vice President of Translational Research at Wyeth, a publicly-traded specialty-pharmaceutical company (formerly Genetics Institute), where he served as head of the Department of Experimental Medicine, from 1995 to 2006. Dr. Ryan also served as an Executive Director of Clinical Research at Merck Research Laboratories from 1989 to 1995 and he previously served on the scientific advisory boards of Argule, Inc. and Expression Analysis, Inc. Dr. Ryan received his B.S. and his Ph.D. from Yale University. Dr. Ryan received his M.D. from the University of California, San Diego.

        Larry Witte, Ph.D.    Dr. Witte has been our Executive Vice President, Research and Development since 2010. Prior to joining Kadmon, Dr. Witte served as Senior Vice President of Research for ImClone Systems from 2007 to 2010, through its acquisition by Eli Lilly and Company in 2008. From 2006 to 2007, Dr. Witte served as Chief Scientific Officer of Cylene Pharmaceuticals. Dr. Witte served at ImClone Systems from 1990 to 2005, including as Vice President of Research from 2001 to 2005. Dr. Witte received his B.S. and his Ph.D. from Iowa State University. He completed a postdoctoral program at Columbia University College of Physicians and Surgeons under Dr. DeWitt Goodman from

1975 to 1977. Dr. Witte completed a research fellowship at the Mayo Clinic from 1978 to 1979 before returning to Columbia University, where he held a dual faculty appointment in the Department of Medicine and the Department of Anatomy and Cell Biology from 1979 to 2005. Dr. Witte also served as an Adjunct Professor of Anatomy and Cell Biology at Columbia University's College of Physicians and Surgeons.

        Zhenping Zhu, M.D., Ph.D.    Dr. Zhu has been our Executive Vice President, Biologics since 2010. Prior to joining Kadmon, Dr. Zhu served as Vice President and Global Head, Protein Sciences and Design at Novartis, a publicly-traded specialty pharmaceuticals company, from 2009 to 2010. Prior to joining Novartis, Dr. Zhu served as Vice President of Antibody Technology and Immunology at ImClone Systems from 1996 to 2009. Dr. Zhu received his M.D. from Jiangxi Medical College in Nanchang, China. Dr. Zhu received his doctorate at Dalhousie University in Halifax, Nova Scotia and completed his postdoctoral work at Genentech Inc. Dr. Zhu received his MSc from the Institute of Hematology, Chinese Academy of Medical Sciences and Peking Union Medical College in Beijing.

Non-Employee Directors

        Bart M. Schwartz, Esq.    Mr. Schwartz has served as Chairman of our board of managers since 2015. Since 2010, Mr. Schwartz has served as Chairman and Chief Executive Officer of SolutionPoint International, Inc., the parent company of Guidepost Solutions, LLC, a global investigation, security consulting, compliance and monitoring firm where he also serves as Chairman. Mr. Schwartz serves on the board of HMS Holdings Corp., a publicly traded company where he is Chair of its Compliance Committee and a member of its Audit Committee. He also serves on the boards of the Police Athletic League and the Stuyvesant High School Alumni Association. Mr. Schwartz is Founder and former Chief Executive Officer of Decision Strategies, an investigative, compliance and security firm. In October 2015, Mr. Schwartz was appointed independent monitor by the U.S. Department of Justice to oversee General Motors' compliance with its deferred prosecution agreement from its recall of defective ignition switches. Mr. Schwartz served under U.S. Attorney Rudolph Giuliani as the Chief of the Criminal Division in the Southern District of New York. Mr. Schwartz has had numerous additional court and other appointments to monitor the conduct of corporations and has received assignments from or with the approval of the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the U.S. Attorney's Office for the Southern District of New York, the Manhattan District Attorney's Office, the Attorney General of California, the Attorney General of New York, the New York Organized Crime Task Force, the New York City School Construction Authority and the New York State Department of Environmental Conservation. Mr. Schwartz received his B.S. from the University of Pittsburgh and his J.D. from New York University School of Law.

        We believe Mr. Schwartz's extensive legal and compliance experience provides him with the qualifications and skills to serve on our board of directors.

        Eugene Bauer, M.D.    Dr. Bauer has served as a member of our board of managers since 2010. In 2010, Dr. Bauer co-founded Dermira, a publicly traded specialty biopharmaceutical company, where he serves as Director and Chief Medical Officer. Prior to founding Dermira, Dr. Bauer served as Director, President and Chief Medical Officer of Pelpin, Inc., a publicly traded specialty pharmaceutical company, from 2008 to 2009. Dr. Bauer served as Chief Executive Officer of Neosil, Inc., a specialty pharmaceutical company, from 2006 to 2008, and he co-founded and served as a member of the board of directors at Connetics, a publicly traded specialty pharmaceutical company, from 1990 to 2006. Prior to initiating his career in industry, Dr. Bauer served as Dean of Stanford University School of Medicine and as Chair of the Department of Dermatology at Stanford University School of Medicine from 1995 to 2001. Dr. Bauer is the Lucy Becker Professor Emeritus at Stanford University School of Medicine, a position he has held since 2002. Dr. Bauer was a U.S. National Institutes of Health (NIH)-funded investigator for 25 years and has served on review groups and Councils for the NIH. Dr. Bauer currently serves as a board member for Medgenics, Inc., Cerecor Inc., Dr. Tattoff, Inc. and First Wave

Technologies. He is member of numerous honorific societies, including the National Academy of Medicine. Dr. Bauer received his B.S. from Northwestern University and his M.D. from Northwestern University Medical School.

        We believe Dr. Bauer's background of service on the boards of directors of numerous public pharmaceutical companies and his vast industry experience provides him with the qualifications and skills to serve on our board of directors.

        D. Dixon Boardman.    Mr. Boardman has served as a member of our board of managers since 2010. Mr. Boardman founded Optima Fund Management LLC, an alternative investment firm, in 1988 and currently serves as Chief Executive Officer. Mr. Boardman is a member of the President's Council of Memorial Sloan Kettering Cancer Center, where he has also served as Chairman of the Special Projects Committee. He is also a member of the Executive Committee of NewYork Presbyterian-Weill Cornell Council. Mr. Boardman is a Director of Florida Crystals Corporation and an Advisory Board Director of J.C. Bamford Excavators (UK). Mr. Boardman received his B.A. from McGill University.

        We believe Mr. Boardman's financial and business expertise provides him with the qualifications and skills to serve on our board of directors.

        Andrew B. Cohen.    Mr. Cohen has served as a member of our board of managers since 2011. Mr. Cohen has been a Managing Director of Cohen Private Ventures, LLC, a private investment firm, since 2014. Prior to forming Cohen Private Ventures, Mr. Cohen served as Managing Director of S.A.C. Capital Advisors, L.P., an investment management firm, from 2010 to 2014. Mr. Cohen received his B.A. from the University of Pennsylvania and his MBA from the Wharton School of the University of Pennsylvania.

        We believe Mr. Cohen's private equity and financial experience provides him with the qualifications and skills to serve on our board of directors.

        Alexandria Forbes, Ph.D.    Dr. Forbes has served as a member of our board of managers since 2010. Dr. Forbes has been President and Chief Executive Officer of MeiraGTx since 2015. Prior to joining MeiraGTx, Dr. Forbes served as Senior Vice President of Strategic Operations and Chief Commercial Officer at Kadmon from 2013 to 2015. Dr. Forbes spent 13 years as a healthcare investor at hedge funds Sivik/Argus Partners and Meadowvale Asset Management. Prior to entering the hedge fund industry, Dr. Forbes was a Human Frontiers/Howard Hughes postdoctoral fellow at the Skirball Institute of Biomolecular Medicine at NYU Langone Medical Center. Prior to this, Dr. Forbes was a research fellow at Duke University and also at Carnegie Institute at Johns Hopkins University. Dr. Forbes received her M.A. from Cambridge University and her Ph.D. from Oxford University.

        We believe Dr. Forbes' business and financial expertise as well as her scientific background provides her with the qualifications and skills to serve on our board of directors.

        Treacy Gaffney.    Ms. Gaffney has served as a member of our board of managers since 2014. Ms. Gaffney has been a Partner and Senior Portfolio Manager at GoldenTree Asset Management since 2001. Prior to joining GoldenTree, Ms. Gaffney served as Managing Director at Credit Suisse First Boston from 1999 to 2001. Prior to joining Credit Suisse First Boston, Ms. Gaffney served as a Managing Director at Salomon Smith Barney from 1995 to 1999. Ms. Gaffney was a member of the Institutional Investor All-American Fixed Income Research team for her coverage of the healthcare industry for five consecutive years from 1996 to 2000. Ms. Gaffney is a member of the board of the Andrew Glover Youth Program. She served Board Chair at the BlinkNow Foundation from 2011 to 2015 and as a member of the corporate structure and business committee at Planned Parenthood of New York City from 2012 to 2013. Ms. Gaffney received her B.S. from Marquette University and her MBA from the Wharton School of the University of Pennsylvania.

        We believe Ms. Gaffney's experience in corporate finance, financial analysis and healthcare investing provides her with the qualifications and skills to serve on our board of directors.

        Thomas E. Shenk, Ph.D.    Dr. Shenk has served as a member of our board of managers since 2014 and he has served as a member of Kadmon's Scientific Advisory Board since December 2013. Dr. Shenk has been the James A. Elkins Jr. Professor of Life Sciences in the Department of Molecular Biology at Princeton University since 1984. Dr. Shenk is a fellow of the American Academy of Arts and Sciences and a member of the U.S. National Academy of Sciences and the National Academy of Medicine. Dr. Shenk serves as the Chairman of the Board of MeiraGTx. He is a past president of the American Society for Virology and the American Society for Microbiology and served on the board of Merck and Company from 2001 to 2012. Dr. Shenk currently serves as a board member of the Hepatitis B Foundation. Dr. Shenk received his B.S. from the University of Detroit and his Ph.D. from Rutgers University.

        We believe Dr. Shenk's expertise and experience serving as a director in the pharmaceutical sector and his academic background provides him with the qualifications and skills to serve on our board of directors.

        Susan Wiviott, Esq.    Ms. Wiviott has served as a member of our board of managers since 2010. Ms. Wiviott has served as the Chief Executive Officer of The Bridge, a non-profit behavioral health treatment and housing agency in New York, since 2014. Prior to joining The Bridge, Ms. Wiviott served as Chief Program Officer at Palladia Inc., a not-for-profit housing and substance abuse treatment provider, from 2012 through 2014. From 1999 through 2012, Ms. Wiviott served as Deputy Executive Vice President of the Jewish Board of Family and Children's Services. Ms. Wiviott began her career as an associate at Sidley Austin LLP. Ms. Wiviott received her B.A. from the University of Wisconsin and her J.D. from Harvard Law School.

        We believe Ms. Wiviott's executive and legal experience provides her with the qualifications and skills to serve on our board of directors.

        Louis Shengda Zan.    Mr. Zan has served as a member of our board of managers since 2014. Mr. Zan founded the Jiangsu Zongyi Group, a conglomerate engaging in investment, new energy, new materials and information technology industries, in 1987 and he currently serves as its Chairman and Chief Executive Officer. Mr. Zan holds an Executive MBA from Tsinghua University.

        We believe Mr. Zan's financial expertise and experience provides him with the qualifications and skills to serve on our board of directors.

Corporate Governance

Board of Managers and Committees

        The current members of our board of managers have been appointed in accordance with our Second Amended and Restated Limited Liability Company Agreement (LLC agreement). The LLC Agreement provides that our board of managers initially consist of seven members but may be increased from time to time by resolution of the board of managers. Currently, our board of managers is made up of 10 members. The number of members may be increased from time to time by resolution by the board of managers. Our board of managers has determined that each of its members, other than Drs. Harlan W. Waksal and Alexandria Forbes, is an "independent director" as defined under the NYSE listing standards. On the effective date of the Corporate Conversion, the members of the board of managers of Kadmon Holdings, LLC will become the members of Kadmon Holdings, Inc.'s board of directors. Under our bylaws effective at the closing of this offering, the number of directors will be determined from time to time by our board of directors.

        The LLC Agreement will terminate upon the closing of this offering and, thereafter, our directors will be elected by the vote of our common stockholders.

Director Independence

        Prior to the consummation of this offering, our board of managers undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of managers has determined that each of its members, other than Drs. Harlan W. Waksal and Alexandria Forbes, is an "independent director" as defined under the NYSE listing standards.

Audit Committee

        The audit committee of our board of managers oversees the quality and integrity of our financial statements and other financial information, accounting and financial reporting processes, internal controls and procedures for financial reporting and internal audit function. It also oversees the audit and other services provided by our independent auditors and is directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent auditor. In addition, our audit committee is responsible for reviewing our compliance with legal and regulatory requirements, and it assists the board of managers in an initial review of recommendations to the board of managers regarding proposed business transactions.

        The current members of our audit committee are Mr. Andrew B. Cohen, Dr. Thomas Shenk and Ms. Susan Wiviott. Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Mr. D. Dixon Boardman and Dr. Thomas Shenk and Mr. Boardman will be the committee's chairman. Our board of managers has determined that Mr. Boardman is an "audit committee financial expert" as defined by SEC rules and regulations. In accordance with the NYSE transition rules for IPO issuers, we intend to appoint a third member of the audit committee prior to the end of twelve months following the date of this offering. The composition of our audit committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE, taking into account the relevant transition rules for IPO issuers.

Compensation Committee

        The compensation committee of our board of managers reviews and determines the compensation of all of our executive officers and establishes our compensation policies and programs. Specific responsibilities of our compensation committee will include, among other things, evaluating the performance of our chief executive officer and determining our chief executive officer's compensation. It also determines the compensation of our other executive officers. In addition, our compensation committee administers all equity compensation plans and has the authority to grant equity awards subject to the terms and conditions of such equity compensation plans. Our compensation committee also reviews and approves various other compensation policies and matters. Our compensation committee also reviews and discusses with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings, and it will prepare a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

        The current members of our compensation committee are Mr. D. Dixon Boardman, Dr. Eugene Bauer, Mr. Andrew B. Cohen and Ms. Susan Wiviott. Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be

Mr. D. Dixon Boardman, Dr. Eugene Bauer, Mr. Andrew B. Cohen and Ms. Susan Wiviott. Mr. Boardman currently chairs the compensation committee. As of the time of the effectiveness of the registration statement of which this prospectus forms a part, Mr. Boardman will continue to chair the compensation committee. The composition of our compensation committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of managers oversees the nomination of managers, including, among other things, identifying, evaluating and making recommendations of nominees to our board of managers, and evaluates the performance of our board of managers and individual members of our board of managers. When identifying nominees, the nominating and corporate governance committee considers, among other things, a nominee's character and integrity, level of education and business experience, financial literacy and commitment to represent long-term interests of our equity holders. Our nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of managers concerning corporate governance matters.

        The current members of our nominating and corporate governance committee are Mr. D. Dixon Boardman, Mr. Bart M. Schwartz, Dr. Thomas Shenk and Ms. Susan Wiviott. Mr. Schwartz currently chairs the nominating and corporate governance committee. Upon effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Mr. D. Dixon Boardman, Mr. Bart M. Schwartz, Dr. Thomas Shenk and Ms. Susan Wiviott. Mr. Schwartz will remain chair of this committee. The composition of our nominating and corporate governance committee will, as of the time of the effectiveness of the registration statement of which this prospectus forms a part, meet the requirements for independence under the rules and regulations of the SEC and the listing standards of the NYSE.

Regulatory and Compliance Committee

        The current members of our regulatory and compliance committee are Dr. Eugene Bauer, Mr. D. Dixon Boardman, Mr. Bart M. Schwartz, Dr. Thomas Shenk and Ms. Susan Wiviott. Mr. Schwartz currently chairs the regulatory and compliance committee.

        The regulatory and compliance committee is responsible for, among other matters:

  •
  reviewing and overseeing our compliance program and the compliance program(s) with respect to companies we acquire and which we exercise a controlling interest;

  •
  reviewing the status of our compliance with relevant laws, regulations and internal procedures;

  •
  reviewing and evaluating internal reports and external data based on criteria developed by the regulatory and compliance committee;

  •
  discussing, in consultation with the compensation committee, an evaluation of whether compensation practices are aligned with our compliance obligations;

  •
  making written recommendations about whether an employee's compensation should be reduced or extinguished if there is a government or regulatory action that has caused significant financial or reputational damage to our company due to the employee's involvement in the conduct at issue; and

  •
  reporting to the board of managers on the state of our compliance functions, relevant compliances issues, potential patterns of non-compliance identified within our company,

    significant disciplinary actions against any compliance or internal audit personnel, and any other issues that may reflect any systemic or widespread problems in compliance or regulatory matters exposing our company to substantial compliance risk.

Science and Research Committee

        The science and research committee of our board of managers provides counsel to our board of managers on matters pertaining to scientific research and development.

        The current members of our science and research committee are Drs. Eugene Bauer, Alexandria Forbes and Thomas Shenk. Dr. Shenk currently chairs the science and research committee. Upon effectiveness of the registration statement of which this prospectus forms a part, the members of our science and research committee will be Drs. Eugene Bauer, Alexandria Forbes and Thomas Shenk. As of the effectiveness of the registration statement of which this prospectus forms a part, Dr. Shenk will remain chair of the science and research committee.

Risk Oversight

        One of the key functions of our board of managers is informed oversight of our business risk management process. The board of managers does not have a standing business risk management committee, but rather administers this oversight function directly through the board of managers as a whole, as well as through various standing committees of our board of managers that address risks inherent in their respective areas of oversight. In particular, our board of managers is responsible for monitoring and assessing strategic risk exposure and our audit and finance committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The nominating and corporate governance committee monitors compliance with legal and regulatory requirements and the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our nominating and corporate governance committee is also responsible for overseeing our risk management efforts generally, including the allocation of risk management functions among our board of managers and its committees. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our audit and finance committee periodically reviews the general process for the oversight of risk management by our board of managers.

Risk Considerations in Our Compensation Program

        We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

        Dr. Harlan W. Waksal is a member of our board of managers who also serves as our President and Chief Executive Officer and therefore does not receive any additional compensation for his service as a manager.

        In December 2014, we granted options to purchase 40,000 Class A membership units to each of Messrs. Boardman and Cohen, Mses. Gaffney and Wiviott, and Drs. Bauer and Shenk. Each of these options has an exercise price of $6.00 per unit, vests one year from date of grant and expires 10 years after the date of grant. In addition, managers received, collectively, compensation totaling $450,000, $330,000 of which was paid in cash and $120,000 of which was issued in the form of Class E redeemable convertible units at a value of $11.50 per unit.

        The following table provides the annual compensation for each member of our board of managers for the year ended December 31, 2015.

Name	Fees earned or paid in cash ($)	Option awards ($)	Total ($)
Bart M. Schwartz, Esq.	4,000	489,677	493,677
Eugene Bauer, M.D.	12,000	65,483	77,483
D. Dixon Boardman	14,000	65,483	79,483
Andrew B. Cohen	14,000	65,483	79,483
Alexandria Forbes, Ph.D.	9,000	65,483	74,483
Treacy Gaffney(1)	10,000	65,483	75,483
Thomas E. Shenk, Ph.D.	10,000	65,483	75,483
Susan Wiviott, Esq.	18,000	65,483	83,483
Louis Shengda Zan	—	65,483	65,483

(1)
For Treacy Gaffney's 2015 board of manager's compensation, payment was issued to GoldenTree Asset Management LP.

        For the year ended December 31, 2015, our non-employee directors will be compensated for their services on our board of directors as follows:

  •
  each non-employee director will receive an option grant to purchase 20,000 Class A membership units upon his or her initial election or appointment to our board of directors;

  •
  each non-employee director will receive an option grant to purchase 20,000 Class A membership units on the anniversary of his or her election to the board;

  •
  each non-employee director serving as chairperson of the board and audit committee will receive an option grant to purchase 40,000 Class A membership units on the anniversary of his or her election as chairperson;

  •
  each non-employee director will receive compensation for each attended regularly scheduled board meeting of $2,000;

  •
  each non-employee director will receive compensation for each attended special board meeting of $1,000; and

  •
  each non-employee director who serves as member of a committee of our board of managers will receive additional compensation per attended meeting of $1,000.

        In addition, in connection with his appointments as chairman of the board and certain of its committees, Mr. Schwartz was granted options to purchase 113,333 Class A membership units with an exercise price of $6.00 per unit, fully vesting on December 31, 2016 and expiring 10 years from the date of grant.

        Members of our board of managers are not compensated for their participation via teleconference in any of the aforementioned meetings.

        Following this offering, our non-employee directors will be compensated for their services on our board of directors as follows:

  •
  each non-employee director will receive an option grant to purchase            shares of our common stock upon his or her initial election or appointment to our board of directors;

  •
  each non-employee director will receive an option grant to purchase            shares of common stock on the anniversary of his or her election to the board;

  •
  each non-employee director will receive compensation for each attended regularly scheduled board meeting of $            ;

  •
  each non-employee director will receive compensation for each attended special board meeting of $            ;

  •
  each non-employee director who serves as a chairperson of our board or its committees will receive an annual option grant to purchase             shares of our common stock; and

  •
  each non-employee director who serves as member of a committee of our board of managers will receive additional compensation per attended meeting of $            .

        Members of our board of managers will not be compensated for their participation via teleconference in any of the aforementioned meetings.

        The stock options granted to our non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire 10 years after the date of grant. The initial and annual stock options granted to our non-employee directors will, subject to the director's continued service on our board, vest one year from the grant date. Stock options granted to our non-employee directors will also vest in full upon the occurrence of a change in control of us.

        Each annual retainer will be payable in arrears in four equal quarterly installments on the last day of each quarter. Each member of our board of directors also will continue to be entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee of the board of directors on which he or she serves.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee is or has been a current or former officer or employee of Kadmon Holdings, LLC or had any related person transaction involving Kadmon Holdings, LLC. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity.

Code of Ethics and Code of Conduct

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and third-party consultants. We have posted a current copy of the code on our website, www.kadmon.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. Our website, and the information on our website, is neither part of this prospectus nor incorporated by reference herein.

EXECUTIVE COMPENSATION

        The following section provides compensation information pursuant to the scaled disclosure rules applicable to "emerging growth companies" under the rules of the SEC.

Named Executive Officers

        This section discusses the material components of the executive compensation program for our named executive officers who are named in the "2015 Summary Compensation Table" below. Our named executive officers for the year ended December 31, 2015, which consisted of our principal executive officer and two other most highly-compensated executives, are:

  •
  Harlan W. Waksal, M.D.;

  •
  Konstantin Poukalov; and

  •
  Steven N. Gordon, Esq.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. See "Cautionary Note Regarding Forward-Looking Statements."

2015 Summary Compensation Table

        The following table sets forth certain information with respect to the compensation paid to the named executive officers for the year ended December 31, 2015.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)(4)		Total ($)
Harlan W. Waksal, M.D.,	2015	500,000	500,000	15,236,944	26,455		16,263,399
President and Chief Executive Officer
Konstantin Poukalov,	2015	315,385	200,000	1,351,005	22,828		1,889,218
Executive Vice President, Chief Financial Officer
Steven N. Gordon, Esq.,	2015	350,000	150,000	337,751	499,274	(5)	1,337,025
Executive Vice President, General Counsel, Chief Administrative, Compliance and Legal Officer

(1)
Bonus includes contractual guaranteed bonus, as well as discretionary awards determined by the compensation committee of the board of managers based on the executive's performance during the year.

(2)
This column reflects the aggregate fair value of share-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718. See Note 3 to our audited financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards.

(3)
EAR Units awarded under the 2014 LTIP are excluded from this column because the number of shares and value of such shares underlying the EAR Units are not able to be definitively calculated because of the variable inputs related to the conversion of the other classes of our equity and debt described in "Corporate Conversion." See "—Outstanding Equity Awards at December 31, 2015" for a discussion of EAR Units awarded under the 2014 LTIP.

(4)
Includes premiums we paid with respect to each of our named executive officers for health benefits and for life and disability insurance, as well as other income paid to each individual as further discussed in the respective notes to our audited financial statements appearing at the end of this prospectus.

(5)
Includes contractually obligated reimbursement expenses incurred by Mr. Gordon in connection with the educational welfare of his children of $470,427 and reimbursement of premiums we paid for health benefits and for life and disability insurance of $28,847.

Narrative Disclosure to 2015 Summary Compensation Table

2015 Base Salary

        The named executive officers receive a base salary to compensate them for services rendered to the respective company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

        The following table provides the annual base salary rate for each of the named executive officers as of December 31, 2015.

Name	2015 Annual Base Salary ($)
Harlan W. Waksal, M.D.	$500,000
Konstantin Poukalov	$315,385
Steven N. Gordon, Esq.	$350,000

        We expect that, following the completion of this offering, base salaries for the named executive officers will be reviewed periodically by the board of directors and/or the compensation committee, with adjustments expected to be made generally in accordance with the applicable employment agreements, as well as financial and other business factors affecting our company, and to maintain a competitive compensation package for our executive officers. The following table provides the expected annual base salary rate for the named executive officers following the completion of this offering.

Name	Expected 2016 Annual Base Salary ($)
Harlan W. Waksal, M.D.	$500,000
Konstantin Poukalov	$400,000
Steven N. Gordon, Esq.	$400,000

2015 Annual Performance-Based Compensation and Bonuses

        In 2015, Dr. Harlan W. Waksal, Messrs. Poukalov and Gordon earned a guaranteed bonus of $500,000, $200,000 and $150,000, respectively.

        In 2015, Dr. Harlan W. Waksal and Mr. Gordon received 750 and 300 equity appreciation rights units (EARs), respectively, under our 2014 Long-Term Incentive Plan with a base price of $6.00 per unit, expiring 10 years from the grant date (Award). Each EAR unit entitles the holder to receive a payment having an aggregate value equal to the product of (i) the excess of (A) the highest fair market value during the period beginning on the applicable vesting date and ending on the date of settlement of one EAR unit over (B) the base price, and (ii) the number of EAR units granted. The number of

EAR units to each recipient shall be adjusted to equal a certain percentage of our common equity securities determined on a fully diluted basis, assuming exercise of all derivative securities including any convertible debt instruments, on the first trading date following the consummation of an IPO or an earlier Change in Control as defined under the 2014 LTIP.

        The EAR units vest on the earlier of (a) the expiration date of December 7, 2024 if an IPO is consummated on or before December 7, 2024, subject to the holder remaining continuously in service through the expiration date of the award (or incurring a termination due to death or disability within one year prior to such date) or (b) the date of a change in control (excluding an IPO) that occurs after the submission date of a registration statement on Form S-1 to the SEC but prior to December 7, 2024 (subject to continuing service through the date of the Form S-1 submission or, if earlier, the date of any material agreement or filing made in furtherance of the applicable change in control transaction). The EAR units also vest upon the fair market value of each EAR unit exceeding 333% of the $6.00 grant price ($20.00) per share prior to December 7, 2024, subject to continuing service through the date of the Form S-1 submission. Each payment under the Award will be made in a lump sum and is considered a separate payment. We reserve the right to make payment in the form of common stock following the consummation of an IPO or in connection with a change in control, subject to the terms of the LTIP. The holder has no right to demand a particular form of payment.

        The liability and associated compensation expense for these EAR unit awards will not be recognized until a liquidity event is consummated. No compensation expense was recorded under the 2014 LTIP in 2014 or during the nine months ended September 30, 2015.

2015 Option Awards

        In January 2015, we completed an exchange of certain employee unit options issued under our 2011 Equity Incentive Plan (the Exchange). Certain previously granted options were exchanged for new options with a lower exercise price granted on a one-for-one basis. Options to purchase an aggregate of approximately 2.3 million of our Class A membership units were exchanged. Options granted pursuant to the Exchange have an exercise price of $6.00 per unit (see Note 3 to our audited financial statements), the estimated fair value of us as of October 31, 2014. Options granted pursuant to the Exchange have the same vesting schedule as the original award. The Exchange resulted in a modification charge of $1.1 million, of which $668,000 was expensed immediately during the first quarter of 2015 and the remaining amount will be recognized over the vesting periods of each award. These vesting periods range from one to two years.

        In December 2014, the board of managers approved an option grant to Dr. Harlan W. Waksal under our 2011 Equity Incentive Plan, in connection with his appointment as our President and Chief Executive Officer, with an exercise price of $6.00 to purchase a number of units equal to 5% of our total issued and outstanding units (after, in the event of an IPO, giving effect to the exercise and conversion of exercisable and convertible securities and after giving effect to consummating our IPO) calculated on the earliest to occur of 1) a sale of our company, 2) the date on which we consummate an IPO and 3) the date that Dr. Harlan W. Waksal ceases to be a service provider to us. This option grant was issued in March 2015 when the terms of the agreement were finalized. The option agreement issued to Dr. Waksal in March 2015 was replaced in its entirety by an option agreement dated December 31, 2015, which reflected an option under our 2011 Equity Incentive Plan to purchase up to 5,000,000 Class A membership units. As a result of this exchange, we will record unit based compensation expense of $15.2 million. The options vest in three substantially equal tranches on December 31, 2015, August 4, 2016 and August 4, 2017.

        In December 2015, Mr. Gordon received a grant of unit options under our 2011 Equity Incentive Plan to purchase up to 100,000 Class A membership units in our company at an exercise price of $5.00 per unit. The options vest in three substantially equal tranches on December 31, 2016, 2017 and 2018.

        In December 2015, Mr. Poukalov received a grant of unit options under our 2011 Equity Incentive Plan to purchase up to 400,000 Class A membership units in our company at an exercise price of $5.00 per unit. The options vest in three substantially equal tranches on December 31, 2016, 2017 and 2018. Mr. Poukalov's options fully vest if he ceases to be a service provider to our company for any reason other than in the event that his service to us is terminated for cause.

Employment Agreements

        We entered into employment agreements with Dr. Harlan W. Waksal, under which he serves as our President and Chief Executive Officer, Mr. Poukalov under which he serves as our Executive Vice President, Chief Financial Officer and Mr. Gordon under which he serves as our Executive Vice President, General Counsel, Chief Administrative, Compliance and Legal Officer. Under these agreements, Dr. Harlan W. Waksal, Messrs. Poukalov and Gordon are each eligible to receive certain severance benefits in specified circumstances.

        In the event that we terminate Dr. Harlan W. Waksal or Messrs. Poukalov or Gordon without cause or if any of aforementioned resign for good reason, they will be entitled to receive, upon execution and effectiveness of a release of claims, (i) continued payment of their then-current base salary and guaranteed annual bonus for a period of 12 months following termination (or, if sooner, until the executive becomes employed by another entity or individual (and not self-employed)) and (ii) a direct payment by us of the medical, vision and dental coverage premiums due to maintain any COBRA coverage for which he is eligible and has appropriately elected through the earlier of (A) 12 months following termination and (B) the date they become employed by another entity or individual (and not self-employed).

        In the event that we terminate Dr. Harlan W. Waksal or Messrs. Poukalov or Gordon with cause or they resign without good reason, then they will not be entitled to receive severance benefits.

Outstanding Equity Awards at December 31, 2015

        Although we do not have a formal policy with respect to the grant of equity incentive awards to our named executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executives to remain in our employment during the vesting period. Accordingly, our board of directors will periodically review the equity incentive compensation of our named executive officers and, from time to time, may grant equity incentive awards to them in the form of stock options or other equity awards.

        The following table sets forth information concerning outstanding equity awards at December 31, 2015 for each of our named executive officers.

	Option Awards				Stock Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($/share)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Harlan W. Waksal, M.D.(3)(4)	2,500	—	6.00	12/19/2023	—	—
	—	5,000,000	6.00	12/31/2024	—	—
Konstantin Poukalov(5)(7)	60,000	—	6.00	12/19/2023	—	—
	—	400,000	5.00	12/31/2025	—	—
Steven N. Gordon, Esq.(6)(7)(8)	80,000	—	5.60	6/25/2022	—	—
	80,000	—	6.00	12/19/2023	—	—
	—	100,000	5.00	12/31/2025	—	—

(1)
Prior to the closing of this offering, we will convert from a Delaware limited liability company into a Delaware corporation. In conjunction with the Corporate Conversion,            common membership units of Kadmon LLC will be converted into            shares of common stock of Kadmon Inc.

(2)
EAR Units awarded under the 2014 LTIP are excluded from this column because the number of shares and value of such shares underlying the EAR Units are not able to be definitively calculated because of the variable inputs related to the conversion of the other classes of our equity and debt described in "Corporate Conversion." See footnotes 4, 7 and 8 for a discussion of EAR Units awarded under the 2014 LTIP.

(3)
In December 2013, Dr. Harlan W. Waksal was granted options to purchase 2,500 Class A membership units for his membership on our board of managers. In December 2015, Dr. Harlan W. Waksal was granted options to purchase 5,000,000 Class A membership units, which became vested as to 1,667,000 Class A membership units on December 31, 2015. The vested portion of these options are not exercisable until the calculation date specified in his option agreement. Dr. Harlan W. Waksal's unvested options to purchase 3,333,000 Class A membership units vest in two equal tranches on August 4, 2016 and 2017.

(4)
On December 7, 2015, Dr. Harlan W. Waksal received an award of 750 EAR Units under the 2014 LTIP with a base price of $6.00 per EAR unit. Each unit represents a 0.001% interest in the Kadmon Holdings, LLC's (Kadmon Holdings, Inc. after giving effect to the conversion) common stock determined on a fully diluted basis, assuming exercise of all derivative securities including any convertible debt instruments, on the first trading date following the consummation of an IPO or an earlier Change in Control as defined under the 2014 LTIP. EAR units vest upon the earliest of any of the following events: (a) the expiration date of December 7, 2024 if an IPO is consummated on or before December 7, 2024, subject to continuing service through the expiration date of the award (or incurring a termination due to death or disability within one year prior to such date), (b) the date of a Change in Control (excluding an IPO) that occurs after the submission date of a registration statement on Form S-1 to the SEC but prior to December 7, 2024 (subject to continuing service through the date of the Form S-1 submission or, if earlier, the date of any material agreement or filing made in furtherance of the applicable Change in Control Transaction), or (c) subject to continuing service through the date of the Form S-1 submission, if and when the fair market value of each EAR unit exceeds 333% of the $6.00 grant price ($20.00) per share prior to December 7, 2024. In addition, the Administrator retains the discretion to cash out the EAR units upon a Change in Control. Payments are made no later than March 15 of the year following the year in which the award becomes vested. Payment will be made in cash or in common stock at the election of the company with the payment amount determined using the highest trading value of the common stock between the date of vesting and the date the award is settled.

(5)
Mr. Poukalov's unvested options to purchase 400,000 Class A membership units vest in three substantially equal tranches on December 31, 2016, 2017 and 2018.

(6)
Mr. Gordon's unvested options to purchase 100,000 Class A membership units vest in three substantially equal tranches on December 31, 2016, 2017 and 2018.

(7)
On December 17, 2014, Messrs. Poukalov and Gordon each received an award of 1,000 EAR Units under the 2014 LTIP with a base price of $6.00 per EAR unit. Each unit represents a 0.001% interest in the Kadmon Holdings, LLC's (Kadmon Holdings, Inc. after giving effect to the conversion) common stock determined on a fully diluted basis, assuming exercise of all derivative securities, including any convertible debt instruments, on the first trading date following the consummation of an IPO or an earlier Change in Control as defined under the 2014 LTIP. EAR units vest upon the earliest of any of the following events: (a) the expiration date of December 16, 2024 if an IPO is consummated on or before December 16, 2024, subject to continuing service through the expiration date of the award (or incurring a termination due to death or disability within one year prior to such date), (b) the date of a Change in Control (excluding an IPO) that occurs after the submission date of a registration statement on Form S-1 to the SEC but prior to December 16, 2024 (subject to continuing service through the date of the Form S-1 submission or, if earlier, the date of any material agreement or filing made in furtherance of the applicable Change in Control Transaction), or (c) subject to continuing service through the date of the Form S-1 submission, if and when the fair market value of each EAR unit exceeds 333% of the $6.00 grant price ($20.00) per share prior to December 16, 2024. In addition, the Administrator retains the discretion to cash out the EAR units upon a Change in Control. Payments are made no later than March 15 of the year following the year in which the award becomes vested. Payment will be made in cash or in common stock at the election of the company with the payment amount determined using the highest trading value of the common stock between the date of vesting and the date the award is settled.

(8)
On December 7, 2015, Mr. Gordon received an award of 300 EAR Units under the 2014 LTIP with a base price of $6.00 per EAR unit. The terms of the EAR units covered by Mr. Gordon's December 7, 2015 award are identical to those awarded to him on December 17, 2014 except that the expiration date is December 7, 2024.

Equity and Other Incentive Compensation Plans

        In this section we describe our 2011 Equity Incentive Plan, as amended to date, or the 2011 Equity Plan, our 2014 Long-Term Incentive Plan, as amended to date, or 2014 LTIP, our 2016 Equity Incentive Plan, or the 2016 Plan, and our 2016 Employee Stock Purchase Plan. Prior to this offering, we granted awards to eligible participants under the 2011 Equity Plan and 2014 LTIP. Following the closing of this offering, we expect to grant awards to eligible participants under the 2016 Plan.

  2011 Equity Incentive Plan

        The 2011 Equity Incentive Plan was adopted in July 2011. Under this plan, the board of managers may grant unit-based awards to employees, officers, directors, managers, consultants and advisors. Such unit-based awards include awards entitling recipients to acquire Class A Membership Units, subject to a vesting schedule determined by the board of managers and subject to the right of our company to repurchase all or a portion of such units at their issue price or other stated or formula price, and options to purchase membership units. The plan was amended on December 19, 2013 to authorize the grant of an amount of Class A membership units equal to 7.5% of the outstanding Class A membership units calculated on a fully diluted basis. As of December 31, 2015, the number of additional units available for grant was            . The board of managers has the authority, in its discretion, to determine the terms and conditions of any option grant, including the vesting schedule. The type of award granted under our 2011 Equity Plan and the terms of such award are set forth in the applicable award agreement.

        Pursuant to the terms of the 2011 Equity Plan, our board of managers (or a committee delegated by our board of managers) administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

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  the number of units covered by options and the dates upon which the options become exercisable;

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  the type of options to be granted;

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  the duration of options, which may not be in excess of 10 years;

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  the exercise price of options, which must be at least equal to the fair market value of our units on the date of grant; and

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  the number of units subject to, and the terms of any, restricted unit awards, restricted units or other equity-based awards and the terms and conditions of such awards, including conditions for repurchase, measurement price, issue price and repurchase price.

  Effect of certain changes in capitalization.

        Upon the occurrence of any of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our units other than an ordinary cash dividend, our board of managers shall equitably adjust:

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  the number and class of securities available under the 2011 Equity Plan;

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  the number and class of securities and exercise price per share of each outstanding option;

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  the number of shares subject to, and the repurchase price per share subject to, each outstanding restricted unit award; and

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  the share and per-share related provisions and the purchase price, if any, of each other equity-based award.

  Effect of certain corporate transactions

        Upon a merger or other reorganization event (as defined in our 2011 Equity Plan), our board of managers shall take any one or more of the following actions (or a combination of such actions) pursuant to the 2011 Equity Plan as to some or all outstanding awards other than restricted unit awards:

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  provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

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  upon written notice to a participant, provide that all of the participant's vested but unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant;

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  provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

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  in the event of a reorganization event pursuant to which holders of membership units will receive a cash payment for each unit surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of units subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each unit surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

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  provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

        Our board of managers does not need to take the same action with respect to all awards and may take different actions with respect to portions of the same award.

        In the case of certain restricted units, no assumption or substitution is permitted, and the restricted units will instead be settled in accordance with the terms of the applicable restricted unit agreement.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding awards of restricted units will continue for the benefit of the successor company and will, unless the board of managers may otherwise determine, apply to the cash, securities or other property into which our units are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted unit award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted unit award.

        At any time, our board of managers may, in its sole discretion, provide that any award under the 2011 Equity Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part.

        As of December 31, 2015, there were options to purchase 10,913,936 units outstanding under the 2011 Equity Plan, at a weighted-average exercise price of $5.75 per unit, and no options to purchase membership units had been exercised.

        No award may be granted under the 2011 Equity Plan on or after the effectiveness of the registration statement for this offering. Upon the effectiveness of the registration statement for this offering, the 2011 Equity Plan will be merged with and into the 2016 Equity Incentive Plan, outstanding awards will be converted into awards with respect to our common stock and any new awards will be issued under the terms of the 2016 Equity Incentive Plan.

  2014 LTIP

        The 2014 LTIP was adopted in May 2014 and amended in December 2014. Under the 2014 LTIP, the board of managers may grant up to 10% of the equity value of our company (determined on a fully diluted basis assuming the exercise of all derivative securities) including the following types of awards:

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  Equity Appreciation Rights Units (EAR units) whereby the holder would possess the right to a payment equal to the appreciation in value of the designated underlying equity from the grant date to the determination date. Such value is calculated as the product of the excess of the fair market value on the determination date of one EAR unit over the base price specified in the grant agreement and the number of EAR units specified by the award, or, when applicable, the portion thereof which is exercised.

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  Performance Awards which become payable on the attainment of one or more performance goals established by the Plan Administrator. No performance period shall end prior to an Initial Public Offering (IPO) or Change in Control. A Change in Control generally includes the acquisition of over 50% of our company's outstanding equity by an unaffiliated or the sale of over 85% of the gross fair market value of our company's assets to an unaffiliated person. Person means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by our company and by entities controlled by our company or an underwriter of the equity interests of our company in a registered public offering. A Change in Control does not include the acquisition of additional equity interests by a person that holds a controlling interest in our company.

        The board of managers has the authority, at its discretion, to determine the terms and conditions of any 2014 LTIP grant, including the vesting schedule.

        Generally, under the 2014 LTIP, the EAR units vest on the effective date of an IPO or the consummation date of a Change in Control (as defined under the 2014 LTIP) unless otherwise set forth in the grant agreement pertaining to a particular award. The payment amount with respect to the holder's EAR units will be determined using the highest fair market value during the period beginning on the applicable vesting date and ending on the date settled. Each payment under an Award will be made in a lump sum and is considered a separate payment. We reserve the right to make payment in the form of common stock following the consummation of an IPO or in connection with a change in control, subject to the terms of the 2014 LTIP. The holder has no right to demand a particular form of payment. A total of 9,750 units were granted under the 2014 LTIP as of December 31, 2015. Upon the effectiveness of the registration statement for this offering, the 2014 LTIP will be frozen, outstanding awards will be converted to stock appreciation rights which may be settled in cash or common stock at the election of the compensation committee and, any new awards will be issued under the 2016 Equity Incentive Plan.

  2016 Equity Incentive Plan

        Our 2016 Equity Incentive Plan, or the 2016 Equity Plan, was approved by our board of managers and holders of our membership units in             , 2016. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

        A total of            shares of our common stock will be initially authorized and reserved for issuance under the 2016 Equity Plan. This reserve will automatically increase on January 1,            and each subsequent anniversary through            , by an amount equal to the smaller of (a) 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board. This reserve will be increased to include any shares issuable upon exercise of options granted under our 2011 Equity Incentive Plan that expire or terminate without having been exercised in full.

        Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2016 Equity Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2016 Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2016 Equity Plan.

        The 2016 Equity Plan will be generally administered by the compensation committee of our board of directors. Subject to the provisions of the 2016 Equity Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2016 Equity Plan and award guidelines established by the committee. The compensation committee will have the authority to construe and interpret the terms of the 2016 Equity Plan and awards granted under it. The 2016 Equity Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2016 Equity Plan.

        Awards may be granted under the 2016 Equity Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

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  Stock options.  We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

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  Stock appreciation rights.  A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

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  Restricted stock.  The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

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  Restricted stock units.  Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

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  Performance shares and performance units.  Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights whose value is based on the fair market value of shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2016 Equity Plan, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

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  Cash-based awards and other stock-based awards.  The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

        In the event of a change in control as described in the 2016 Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2016 Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2016 Equity Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

        The 2016 Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2016 Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

  2016 Employee Stock Purchase Plan

        Our board of managers has adopted and our stockholders have approved our 2016 Employee Stock Purchase Plan, or the 2016 ESPP.

        A total of                 shares of our common stock are available for sale under our 2016 ESPP. In addition, our 2016 ESPP provides for annual increases in the number of shares available for issuance under the 2016 ESPP on January 1,            and each subsequent anniversary through            , equal to the smallest of:

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              shares;

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              % of the outstanding shares of our common stock on the immediately preceding December 31; or

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  such other amount as may be determined by the administrator.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the 2016 ESPP.

        The compensation committee of our board of directors will administer the 2016 ESPP and have full authority to interpret the terms of the 2016 ESPP. The 2016 ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2016 ESPP.

        All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our 2016 ESPP if such employee:

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  immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

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  holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

        Our 2016 ESPP is intended to qualify under Section 423 of the Code but also permits us to include our non-U.S. employees in offerings not intended to qualify under Section 423. The 2016 ESPP will typically be implemented through consecutive six-month offering periods. The offering periods generally start on the first trading day on or after December 31 and June 30 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on          . The administrator may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The administrator may vary certain terms and conditions of separate offerings for employees of our non-U.S. subsidiaries where required by local law or desirable to obtain intended tax or accounting treatment.

        Our 2016 ESPP permits participants to purchase common stock through payroll deductions of up to 10.0% of their eligible compensation, which includes a participant's regular and recurring straight time gross earnings and payments for overtime and shift premiums, but exclusive of payments for incentive compensation, bonuses and other similar compensation.

        Amounts deducted and accumulated from participant compensation, or otherwise funded in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period. The purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

        Each participant in any offering will have an option to purchase for each full month contained in the offering period a number of shares determined by dividing $                by the fair market value of a share of our common stock on the first day of the offering period or 400 shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

        A participant may not transfer rights granted under the 2016 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2016 ESPP.

        In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

        Our 2016 ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend or terminate our 2016 ESPP at any time.

  401(k) retirement plan

        We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2014, and have the amount of the reduction contributed to the 401(k) plan. Participants who are at least 50 years old also can make "catch-up" contributions, which in 2014 may be up to an additional $5,500 above the statutory limit. We have an obligation to match non-highly compensated employee contributions of up to 6% of deferrals and also have the option to make discretionary matching contributions and profit sharing contributions to the plan annually, as determined by our board of managers.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2013, we have engaged in certain transactions with members of our board of managers, executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities.

        The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Related Party Agreements in Effect Prior to this Offering

        As of December 31, 2015, Kadmon I, LLC holds approximately 65.7% of the total outstanding Class A membership units of Kadmon Holdings, LLC. The managing member of Kadmon I, LLC, Mr. Steven N. Gordon, is also our Executive Vice President, General Counsel, Chief Administrative, Compliance and Legal Officer. Kadmon I, LLC has no special rights or preferences in connection with its investment in Kadmon Holdings, LLC, and has the same rights as all other holders of Kadmon Holdings, LLC Class A membership units.

        In October 2011, Dr. Samuel D. Waksal, a former employee, issued an equity instrument to YCMM Funding, LLC, a third party organization, for which the underlying value is based on Class A membership units and is redeemable for cash upon the occurrence of a liquidity event. As of the date of issuance of this instrument, a liability was recorded based on fair value of the instrument. The liability is subsequently marked to market using a Black-Scholes calculation. The total liability for this instrument was $46,000, $275,000 and $1.2 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

        In November 2013, AIGLE Healthcare Partners II, LLC, a third-party organization that is affiliated with Dr. Alexandria Forbes, a member of the board of managers, purchased 21,657 Class A membership units at a price of $21.24 per Class A unit.

        During 2014, Dr. Harlan W. Waksal, a family member of Dr. Harlan W. Waksal, and Mr. Steven N. Gordon provided us with short-term, interest-free loans to meet operating obligations. During this time the maximum amount which was outstanding in the aggregate was $3.5 million and was recorded as a related party loan on our balance sheet. As of December 31, 2014, $3.0 million was outstanding to Dr. Harlan W. Waksal and $500,000 was outstanding to a family member of Dr. Harlan W. Waksal. The short-term interest free loan from Mr. Steven N. Gordon was repaid during the period. The $500,000 related party loan with a family member of Dr. Harlan W. Waksal was settled in January 2015 through the issuance of 43,478 shares of the Company's Class E redeemable convertible membership units. The $3.0 million related party loan with Dr. Harlan W. Waksal is expected to be settled during 2016.

        In July and August 2015, a family member of Dr. Harlan W. Waksal provided us with interest-free loans totaling $2.0 million. The loans were repaid in full in August 2015.

Corporate Conversion

        We are currently a Delaware limited liability company. Prior to the closing of this offering, we will complete transactions pursuant to which we will convert into a Delaware corporation and change our name to Kadmon Holdings, Inc. As required by the Second Amended and Restated Limited Liability Company Agreement of Kadmon Holdings, LLC, the Corporate Conversion has been approved by our board of managers. In connection with the Corporate Conversion and holders of our outstanding voting

units will receive            share of common stock for each unit held immediately prior to the Corporate Conversion, holders of options and warrants to purchase units will become options and warrants to purchase one share of common stock for each unit underlying such options or warrant immediately prior to the Corporate Conversion, at the same aggregate exercise price in effect prior to the Corporate Conversion. For additional information, please see the section entitled "Corporate Conversion".

Equity Issuances to Related Parties

Issuances of Units

Issuance of Class A Membership Units

        In a series of closings from inception through December 31, 2015, we issued and sold an aggregate of 36,139,349 Class A membership units to certain investors and other parties at various purchase prices ranging from $5.60 to $21.24 per unit for consideration of $281.6 million.

        Kadmon I, LLC, our largest investor, holds 35,426,769 Class A membership units and Mr. Steven N. Gordon is the managing member. As of December 31, 2015, Mr. Gordon is the beneficial owner, directly and indirectly, of a 0.3% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles him to approximately 3.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to approximately 8.8% of any incremental distributions from Kadmon I, LLC. Kadmon I, LLC is an investment vehicle which does not hold assets other than its interests in Kadmon Holdings, LLC.

        For additional information, please see the section entitled "Description of Capital Stock".

Issuance of Class E Redeemable Convertible Membership Units

        In a series of closings through December 31, 2015, we have issued or sold an aggregate of 4,384,425 Class E redeemable convertible membership units at a value per unit of $11.50 to certain institutional and other investors, as well as certain members of our board of managers, for aggregate consideration of $50.4 million.

Equity Issued Pursuant to Credit Agreements

        In connection with our amended credit agreement in October 2011, we issued warrants exercisable for a total of 2,032,191.03 Class A membership units as fees to the lenders. The warrants are exercisable as of the date of issuance at a strike price of $11.41 and expire in October 2021. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

        In connection with our second amended credit agreement in June 2013, we issued three tranches of warrants as fees to the lenders which are redeemable for Class A membership units. In the aggregate, the first warrant tranche is redeemable for 1,119,618 Class A membership units at a strike price of $10.00 and exercisable as of the date of issuance. In the aggregate, the second warrant tranche is exercisable for 559,810 Class A membership units at a strike price of $13.75 and exercisable as of the date of issuance. In the aggregate, the third tranche is exercisable for 559,810 Class A membership units at a strike price of $16.50. The third warrant tranche is not exercisable until December 17, 2015, and will vest only if there are outstanding obligations under the second amended credit agreement, and contains a provision whereby the exercise price may decrease based on certain potential future events. All three warrant tranches contain a fixed number of units exercisable as of September 30, 2015.

        In connection with our first amended and restated convertible credit agreement in December 2013, we issued an additional 24,356, 12,177 and 12,177 of the first, second and third tranches of warrants, respectively, as fees to the lenders.

        In connection with the third amended credit agreement in November 2014, the strike price of all three tranches of warrants held by the lenders was amended to be the lower of $9.50 per unit or 85% of a future IPO price. In addition, the third tranche of warrants were vested immediately.

        The fair value of the warrants was $1.9 million, $3.2 million and $5.9 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The change in fair value of the warrants was $4.1 million and $130,000 for the years ended December 31, 2014 and 2013, respectively, and ($1.3) million and ($4.5) million for the nine months ended September 30, 2015 and 2014, respectively.

        In connection with the 2015 Credit Agreement, we issued warrants as fees to the lenders to purchase an aggregate of $6.3 million of our Class A membership units. The strike price of the warrants is 85% of the price per unit in an IPO or, if before an IPO, 85% of the deemed per unit equity value as defined in the 2015 Credit Agreement. The warrants are exercisable as of the earlier of an IPO or July 1, 2016.

        None of these instruments has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

Other Warrants

        On April 16, 2013, we issued warrants for the purchase of 300,000 Class A membership units at a strike price of $21.24 as consideration for fundraising efforts performed. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities, including the transactions described under the title "Issuances of Units," were exempt from registration under the Securities Act by virtue of Section 4(a)(2), formerly 4(2), of the Securities Act, because the issuance of securities to the recipients did not involve a public offering, or were offered in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the unit certificates issued in these transactions. All recipients had adequate access, through their relationships with us or otherwise, to information about us. The sales of these securities were made without any general solicitation or advertising.

August 2015 Second-Lien Convertible Debt

        On August 28, 2015, we issued $94.3 million, including $2.3 million in third party fees, in aggregate principal amount of Second-Lien Convert. We issued $1.7 million and $0.6 million in aggregate principal amount of Second-Lien Convert related to the third party fees in September 2015 and November 2015, respectively. As such, the second-lien convertible debt balance as of September 30, 2015 includes $0.6 million in accrued fees, which we settled with additional issuances in November 2015.

        In October 2015 and November 2015, we borrowed an additional $5.5 million and $15.0 million, respectively, and incurred $0.6 million in transaction costs under the $130.0 million Second-Lien Convert with three additional lenders bringing the total borrowings under the Second-Lien Convert to $114.8 million, including $2.3 million in third-party fees.

        For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

Other Equity Grants

        In December 2014, Dr. Samuel D. Waksal received an award of 5,000 EAR units under the 2014 LTIP with a base price of $6.00 per EAR unit. Each unit represents a .001% interest in the Kadmon Holdings, LLC's (Kadmon Holdings, Inc. after giving effect to the Corporate Conversion) outstanding common stock determined on the first trading date following the date of an IPO or an earlier Change in Control, as defined under the 2014 LTIP. After giving effect to the provisions of our separation agreement dated as of February 3, 2016 with Dr. Samuel D. Waksal discussed below, his EAR units vest upon the earliest of any of the following events: (a) the expiration date of December 16, 2024 if an IPO is consummated on or before December 16, 2024, subject to continuing service through December 16, 2024 (or a termination due to death or disability within one year prior to such date), (b) the date of a Change in Control (excluding an IPO) that occurs after the submission date of a registration statement on Form S-1 to the SEC but prior to December 16, 2024 (subject to continuing service through the date of the Form S-1 submission or, if earlier, the date of any material agreement or filing made in furtherance of the applicable Change in Control transaction), (c) subject to continuing service through the date of the Form S-1 submission, if and when the fair market value of each EAR unit exceeds 333.0% of the $6.00 grant price ($20.00) per share prior to December 16, 2024. In addition, the Administrator retains the discretion to cash out the EAR units upon a Change in Control. Payments are made no later than March 15 of the year following the year in which the award becomes vested. Payment will be made in cash or in common shares at the election of the company with the payment amount determined using the highest trading value of the common stock between the date of vesting and the date the award is settled.

Relationship with MeiraGTx

        In April 2015, we executed several agreements which transferred our ownership of Kadmon Gene Therapy, LLC to MeiraGTx, a wholly-owned subsidiary of our company. As part of these agreements, we also transferred various property rights, employees and management tied to the ongoing development of the intellectual property and contracts identified in the agreements to MeiraGTx. MeiraGTx subsequently ratified its shareholder agreement and accepted the pending equity subscription agreements, which provided equity ownership to various parties. The execution of these agreements resulted in our 48.0% ownership in MeiraGTx. We are represented on the board of managers of MeiraGTx and are a party to decisions which influence the direction of the organization. The estimated fair value of our ownership interest was $24.0 million at the time of the transaction. As of September 30, 2015, we maintain a 44.4% ownership in MeiraGTx. As of September 30, 2015, Drs. Alexandria Forbes, Thomas Shenk and Mr. Steven N. Gordon, each maintain ownership interests of 7.6%, 2.2% and 0.6%, respectively.

Relationship with NT Life Sciences, LLC

        Kadmon Corporation, LLC currently holds 8,159,167 shares of Series B Convertible Preferred Stock in Nano Terra. Kadmon Corporation, LLC entered into a joint venture with Surface Logix, LLC through the formation of NT Life Sciences, LLC, whereby Kadmon Corporation, LLC contributed $0.9 million at the date of formation in exchange for a 50.0% interest in NT Life Sciences, LLC and entered into a sub-licensing arrangement with NT Life Sciences, LLC. Pursuant to the sub-licensing arrangement, Kadmon Corporation, LLC was granted a perpetual, worldwide, exclusive license to three clinical-stage product candidates owned by Surface Logix, Inc., as well as rights to Surface Logix's drug discovery platform, Pharmacomer™ Technology, each of which were licensed by Surface Logix, Inc. to NT Life Sciences, LLC.

Executive Compensation and Equity Awards

        Please see "Executive Compensation" for information on the compensation of, and equity awards granted to, our directors and executive officers.

Employment Agreements

        Please see the section titled "Executive Compensation—Employment Agreements" for information on compensation and employment arrangements with our named executive officers.

Separation of Dr. Samuel D. Waksal

Dr. Samuel D. Waksal's Former Roles at Kadmon

        Dr. Samuel D. Waksal founded our company in October 2010 and, until August 2014, was the chairman of our board of managers and our Chief Executive Officer. In August 2014, he stepped down as our Chief Executive Officer and became our Chief of Innovation, Science and Strategy. Concurrently therewith, Dr. Harlan W. Waksal, who is Dr. Samuel D. Waksal's brother, was appointed President and Chief Executive Officer. In July 2015, Dr. Samuel D. Waksal resigned as chairman of our board of managers. On August 1, 2015, Mr. Bart M. Schwartz, Esq., joined our board of managers and was elected as its Chairman.

        In 2002, Dr. Samuel D. Waksal was charged by the SEC with violating the federal securities laws in connection with trades made in the shares of ImClone Systems, where he served as president, chief executive officer and director. Dr. Samuel D. Waksal was also charged with, and subsequently pled guilty to, securities fraud, bank fraud, wire fraud, obstruction of justice, perjury and related conspiracy charges.

        As a result of a negotiated settlement of a civil enforcement action brought by the SEC, Dr. Samuel D. Waksal is subject to a final judgment and order on consent (the "Consent Decree"). The Consent Decree permanently restrains and enjoins him from violating, directly or indirectly, laws and rules that prohibit securities fraud, including Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, Section 17(a) of the Securities Act of 1933 and Section 16(a) of the Exchange Act. The Consent Decree also permanently bars Dr. Samuel D. Waksal from acting as an officer or director of any public company.

        Dr. Samuel D. Waksal currently holds approximately 67,000 shares of our Class A membership units and also holds an economic interest, as both a cash investor and founder, in Kadmon I, LLC, an investment vehicle which does not hold assets other than its interests in Kadmon Holdings, LLC. See "—Equity Issuances to Related Parties—Issuances of Units—Issuance of Class A Membership Units."

Separation Agreement with Dr. Samuel D. Waksal

        Effective as of February 8, 2016, Dr. Samuel D. Waksal resigned from all positions with us and is no longer employed by us in any capacity. We do not intend for Dr. Samuel D. Waksal to become an employee, provide any ongoing consulting services or rejoin the board of directors.

        In connection with his resignation, we entered into a separation agreement with Dr. Samuel D. Waksal terminating his employment with us and providing that he shall perform no further paid or unpaid services for us whether as employee, consultant, contractor or any other service provider. The principal provisions of the separation agreement are summarized below.

Severance and Other Payments

        We have agreed to make a series of payments (all subject to withholding taxes) to Dr. Samuel D. Waksal, some of which are contingent, structured as follows:

  •
  a $3.0 million severance payment, of which the first $1.0 million will be payable during the first year after February 8, 2016, with the remaining $2.0 million to be payable during the two years commencing with the first anniversary of the start of payments of the first $1.0 million;

  •
  supplemental conditional payments of up to $6.75 million in the aggregate that are payable in 2017 ($2.25 million), 2018 ($2.25 million) and 2019 ($2.25 million) if specified benchmarks related to the valuation of our company implied by the public offering price per share in this offering, the net proceeds to us from this offering and our equity market capitalization on specified dates are achieved and subject to our having cash and cash equivalents less payables of $50.0 million or more on the dates when we make those payments;

  •
  an amount equal to 5.0% (up to a maximum of $15.0 million) of any cash received by us or guaranteed cash payments (as defined) received by us pursuant to the first three business development programs that we enter into on or before February 8, 2019 to research, develop, market or commercialize our ROCK2 program or our immuno-oncology program. For purposes of the separation agreement, ROCK2 program is defined to mean pathways involving ROCK2 or other pathways effecting autoimmunity, fibrosis, cancer or neurodegenerative diseases; immuno-oncology program is defined to mean antibodies or small molecules involved in inducing the immune system to make an anti-tumor response; and guaranteed cash payments is defined to mean payments to us of cash contractually provided for pursuant to an agreement entered into by us with respect to a business development program, which payments are not subject to our meeting any milestones or thresholds. If the aggregate cash and guaranteed cash payments received by us pursuant to any business development program exceed $800.0 million before the completion of this offering, the equity market capitalization requirements that must be met for Dr. Waksal to earn the supplemental payments of up to $6.75 million described above shall be deemed fulfilled, regardless of our equity market capitalization at the applicable time.

LTIP Award

        With regard to the award of 5,000 EAR units granted to Dr. Samuel D. Waksal in December 2014, the separation agreement provides that:

  •
  by virtue of his separation from us, Dr. Samuel D. Waksal acknowledges that he is no longer entitled to vesting at December 16, 2024 based on the occurrence of an initial public offering on or before that date and continued service through that date;

  •
  the service component included in the vesting condition related to the occurrence of a change of control after an initial public offering but before December 16, 2024 is now satisfied;

  •
  the service component included in the vesting condition related to the occurrence of a 333% increase in the fair market value of each EAR unit from the $6.00 grant price per unit before December 16, 2024 is now satisfied; and

  •
  Dr. Samuel D. Waksal's EAR Units shall not be subject to forfeiture, termination or recapture payment for violation of the restrictive covenants contained in the 2014 LTIP.

Lock-up Agreement

        Dr. Samuel D. Waksal has agreed to enter into a 180-day lock-up agreement in connection with this offering. If requested by the managing underwriters in any subsequent offering at the time of which Dr. Samuel D. Waksal owns five percent or more our common stock, he will enter into a lock-up agreement for a period not to exceed 90 days and in the form customarily requested by the managing underwriters for that offering (subject to mutually agreed exceptions), so long as other equityholders enter into substantially similar lock-up agreements. If any of our equityholders that signs a lock-up agreement is released from its provisions by the managing underwriters, Dr. Samuel D. Waksal will also be released from his lock-up agreement.

Covenants

        The separation agreement contains customary non-solicitation, non-competition and non-disparagement provisions that continue in effect until February 8, 2019. In addition, Dr. Samuel D. Waksal agrees to make himself available, at our expense, to assist us in protecting our ownership of intellectual property and in accessing his knowledge of scientific and/or research and development efforts undertaken during his employment with us.

Releases

        The separation agreement provides for mutual releases by the parties and related persons of all claims arising out of Dr. Samuel D. Waksal's relationship with us as employee, founder, investor, member, owner, member or Chairman of the Board, Chief Executive Officer, or officer.

Indemnification Agreements

        Our bylaws, as will be in effect at the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (DGCL), subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

        Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

        Except as disclosed in Business—Legal Proceedings, there is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Person Transactions

        Our board of managers recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of managers will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the NYSE. Under the new policy:

  •
  any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

  •
  any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

        In connection with the review and approval or ratification of a related person transaction:

  •
  management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

        In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of December 31, 2015 regarding the beneficial ownership of our common stock, giving pro forma effect to our conversion from a Delaware limited liability company to a Delaware corporation, by:

  •
  each person or group who beneficially owns more than 5.0% of our outstanding shares of common stock;

  •
  each of our executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

        The percentage of beneficial ownership is based on shares of common stock outstanding prior to this offering after giving effect to the Corporate Conversion, shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares of our common stock and shares of common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters' option to purchase additional shares of our common stock in full. The percentage of beneficial ownership further assumes that the Corporate Conversion had occurred on December 31, 2015, based on the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

        The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the number of shares of common stock that options and warrants will be exercisable for, following the Corporate Conversion, will vary depending on the initial public offering price. See "Corporate Conversion" and "Pricing sensitivity analysis" for additional information.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Total Shares of Common Stock Beneficially Owned After the Offering(1)
Name of beneficial owner	Number	Percentage	Number	Percentage
5.0% Stockholders
Kadmon I, LLC(2)
GoldenTree Entities(3)
Executive Officers and Directors
Bart M. Schwartz, Esq.(4)
Eugene Bauer, M.D.(5)
D. Dixon Boardman(6)
Andrew B. Cohen(7)
Alexandria Forbes, Ph.D.(8)
Treacy Gaffney(9)
Thomas E. Shenk, Ph.D.(10)
Susan Wiviott, Esq.(11)
Louis Shengda Zan(12)
Harlan W. Waksal, M.D.(13)
Konstantin Poukalov(14)
Lawrence K. Cohen, Ph.D.(15)
Steven N. Gordon, Esq.(16)
Eva Heyman(17)
John Ryan, Ph.D., M.D.(18)
Larry Witte, Ph.D.(19)
Zhenping Zhu, M.D., Ph.D.(20)
All directors and executive officers as a group (17 persons)

*
Represents ownership of less than 1.0%.

(1)
Assumes no exercise of the underwriters' option to purchase additional shares of common stock.

(2)
Mr. Steven N. Gordon is the managing member of Kadmon I, LLC and as such has sole voting and dispositive power over its shares. Mr. Gordon disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. As of December 31, 2015, Dr. Samuel D. Waksal is the beneficial owner of a 0.5% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles him to approximately 12.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to receive approximately 30.8% of any incremental distributions from Kadmon I, LLC. Kadmon I, LLC is an investment vehicle which does not hold assets other than its interests in Kadmon Holdings, LLC. The principal address of Kadmon I, LLC is 450 East 29th Street, New York, New York 10016. As of December 31, 2015, Kadmon I, LLC held            Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(3)
Consists of Class E redeemable convertible membership units and warrants held by Gold Coast Capital Subsidiary X Limited, New Mexico Educational Retirement Board, GN3 SIP Limited, Goldentree Master Fund, Ltd, Goldentree Entrust Master Fund SPC and the GoldenTree 2004 Trust (collectively, the GoldenTree Entities). GoldenTree Asset Management LP acts as investment manager for all of the GoldenTree entities. By virtue of the relationships described in this footnote, each entity and person described herein may be deemed to share beneficial ownership of all shares held by the GoldenTree Entities. Such individuals expressly disclaim any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address for this entity is 300 Park Avenue, 21st Floor, New York, NY 10022. As of December 31, 2015, Kadmon I, LLC held (i)             Class E redeemable convertible membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii)              warrants (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(4)
As of December 31, 2015, Mr. Schwartz held options granted under our 2011 Equity Incentive Plan to purchase up to 113,333 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(5)
As of December 31, 2015, Dr. Bauer held (i) 1,522 Class E redeemable convertible membership units (equivalent to                         shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 90,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(6)
As of December 31, 2015, Mr. Boardman held (i) 30,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion), (ii) an economic interest in Kadmon I, LLC based on his economic interest as a founder of Kadmon I, LLC, which entitles him to approximately 0.2% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to approximately 0.5% of any incremental distributions from Kadmon I, LLC (equivalent to            shares of common stock after giving effect to the Corporate Conversion), (iii) 5,217 Class E redeemable convertible membership units (equivalent to             shares of common stock after giving effect to the Corporate Conversion), and (iv) options granted under our 2011 Equity Incentive Plan to purchase up to 90,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(7)
As of December 31, 2015, Mr. Cohen is the beneficial owner, directly and indirectly, of (i) a less than 0.1% membership interest in Kadmon I, LLC as an investor that entitles him to less than 0.1% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to less than 0.1% of any incremental distributions from Kadmon I, LLC (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 90,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(8)
As of December 31, 2015, Dr. Forbes is the beneficial owner, directly and indirectly, of (i) 12,605 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion), (ii) an approximately 0.4% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles her to approximately 1.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, she will be entitled to approximately 3.5% of any incremental distributions from Kadmon I, LLC (equivalent to            shares of common stock after giving effect to the Corporate Conversion), (iii) options granted under our 2011 Equity Incentive Plan to purchase up to 130,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (iv) 1,000

  EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP.

(9)
Includes Class E redeemable convertible membership units and warrants held by the GoldenTree Entities. Ms. Gaffney is a limited partner of GoldenTree Asset Management LP, which serves as investment manager to each of the GoldenTree Entities. As a result of these affiliations, she may be deemed to beneficially own the shares owned by such entities. Ms. Gaffney disclaims ownership of the shares held by the GoldenTree Entities except to the extent of her pecuniary interest therein. As of December 31, 2015, Ms. Gaffney directly held (i) 28,249 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 60,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(10)
As of December 31, 2015, Dr. Shenk held (i) 160,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 60,000 Class A membership units (equivalent to             shares of common stock after giving effect to the Corporate Conversion).

(11)
As of December 31, 2015, Ms. Wiviott held (i) 3,696 Class E redeemable convertible membership units (equivalent to             shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 90,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(12)
As of December 31, 2015, Mr. Zan held options granted under our 2011 Equity Incentive Plan to purchase up to 60,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(13)
As of December 31, 2015, Dr. Waksal held (i) options granted under our 2011 Equity Incentive Plan to purchase up to 5,002,500 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) 750 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP.

(14)
As of December 31, 2015, Mr. Poukalav held (i) options granted under our 2011 Equity Incentive Plan to purchase up to 460,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) 1,000 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP.

(15)
As of December 31, 2015, Dr. Cohen held (i) options granted under our 2011 Equity Incentive Plan to purchase up to 195,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) 250 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP.

(16)
As of December 31, 2015, Mr. Gordon is the beneficial owner, directly and indirectly, of (i) 1,017,008 Class A membership units, (ii) an approximately 0.3% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles him to approximately 3.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to approximately 8.8% of any incremental distributions from Kadmon I, LLC (equivalent to            shares of common stock after giving effect to the Corporate Conversion), (iii) options granted under our 2011 Equity Incentive Plan to purchase up to 260,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (iv) 1,300 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP. Mr. Gordon disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(17)
As of December 31, 2015, Ms. Heyman held options granted under our 2011 Equity Incentive Plan to purchase up to 147,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion).

(18)
As of December 31, 2015, Dr. Ryan held (i) options granted under our 2011 Equity Incentive Plan to purchase up to 170,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) 250 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See "Executive Compensation—Equity and Other Incentive Compensation Plans" for a discussion of EAR Units awarded under the 2014 LTIP.

(19)
As of December 31, 2015, Dr. Witte held (i) 200,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 134,715 Class A membership units (equivalent to             shares of common stock after giving effect to the Corporate Conversion).

(20)
As of December 31, 2015, Dr. Zhu held (i) 120,000 Class A membership units (equivalent to            shares of common stock after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to 187,500 Class A membership units (equivalent to             shares of common stock after giving effect to the Corporate Conversion).

 PRICING SENSITIVITY ANALYSIS

        Throughout this prospectus we provide information assuming that the initial public offering price per share of common stock is $            , which is the midpoint of the estimated price range set forth on the cover of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per share of common stock in this offering is different from the midpoint of the estimated price range set forth on the cover of this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the estimated price range set forth on the cover of this prospectus, assuming that the underwriters' option to purchase additional common units is not exercised. See "Corporate Conversion" for additional information.

Price per share
	$		$		$
(in thousands, except per share data)
Shares, warrants and options issued in conversion
Common stock issuable for:
Class A membership units
Class B membership units
Class C membership units
Class D membership units
Class E redeemable convertible membership units
Total
Warrants issuable for Class A membership units:
Options issuable for Class A membership units:
Convertible debt issuable for Class A membership units:
Equity ownership percentages following this offering
Existing owners in this offering		%		%		%
New investors in this offering		%		%		%

		100.0%		100.0%		100.0%
Existing owners in this offering assuming exercise of all outstanding options and warrants		%		%		%
New investors in this offering assuming exercise of all outstanding options and warrants		%		%		%

		100.0%		100.0%		100.0%
Net proceeds
Net proceeds from this offering	$		$		$

Pro forma as adjusted capitalization
Cash and cash equivalents	$		$		$

Total debt

Stockholders' equity (deficit)
Common stock, $0.001 par value per share
Preferred stock, $0.001 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders' equity (deficit)

Total capitalization	$		$		$

Dilution
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering	$		$		$

Dilution per share to new investors in this offering

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants

Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants

        In addition, throughout this prospectus we provide information assuming that the underwriters' option to purchase additional shares of common stock from us is not exercised. However, some of the information that we provide will be affected if the underwriters' option to purchase additional shares of common stock is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional shares of common stock where the initial public offering price per share of common stock is at the low-, mid- and high-points of the estimated price range set forth on the cover of this prospectus.

Price per share
	$		$		$
(in thousands, except per share data)
Shares, warrants and options issued in conversion
Common stock issuable for:
Class A membership units
Class B membership units
Class C membership units
Class D membership units
Class E redeemable convertible membership units
Total
Warrants issuable for Class A membership units:
Options issuable for Class A membership units:
Convertible debt issuable for Class A membership units:
Equity ownership percentages following this offering
Existing owners in this offering		%		%		%
New investors in this offering		%		%		%

		100.0%		100.0%		100.0%
Existing owners in this offering assuming exercise of all outstanding options and warrants		%		%		%
New investors in this offering assuming exercise of all outstanding options and warrants		%		%		%

		100.0%		100.0%		100.0%
Net proceeds
Net proceeds from this offering	$		$		$

Pro forma as adjusted capitalization
Cash and cash equivalents	$		$		$

Total debt

Stockholders' equity (deficit)
Common stock, $0.001 par value per share
Preferred stock, $0.001 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders' equity (deficit)

Total capitalization	$		$		$

Dilution
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering	$		$		$

Dilution per share to new investors in this offering

Pro forma as adjusted net tangible book deficit per share after giving effect to this offering assuming exercise of all outstanding options and warrants

Dilution per share to new investors in this offering assuming exercise of all outstanding options and warrants

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the Corporate Conversion that will occur prior to the closing of this offering.

General

        We are currently a Delaware limited liability company. The rights and obligations of our members are governed by our Second Amended and Restated Limited Liability Company Agreement, dated as of June 17, 2014, as amended. Prior to the closing of this offering, we will complete transactions pursuant to which we will convert into a Delaware corporation and change our name to Kadmon Holdings, Inc. The rights and obligations set forth in our Second Amended and Restated Limited Liability Agreement shall terminate immediately prior to the consummation of our conversion into a Delaware corporation. The Second Amended and Restated Limited Liability Company Agreement contemplates that, following an initial public offering, we will grant customary piggyback registration rights to the members.

        The following description of our capital stock and provisions of our certificate of incorporation and the bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        General.    As of September 30, 2015, there were no shares of our common stock outstanding, par value $0.001 per share, and no stockholders of record. After giving effect to the Corporate Conversion, based on an assumed initial public offering price of $            (the midpoint of the estimated price range set forth on the cover of this prospectus) and the closing of this offering, our certificate of incorporation will authorize the issuance of            shares of our common stock, and there will be            shares of our common stock outstanding. See "Corporate Conversion" and "Pricing sensitivity analysis" for additional information.

        Voting rights.    The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders will require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

        Dividend rights.    Holders of shares of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock.

        Other matters.    Upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any liquidation preference granted to holders of any outstanding preferred stock. Holders of shares of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        After giving effect to the Corporate Conversion and the closing of this offering, no shares of preferred stock will be outstanding. Our certificate of incorporation will permit our board of directors to issue up to            shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of common stock or adversely affect the rights and powers, including voting rights, of the holders of shares of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Options

        As of September 30, 2015, after giving effect to the Corporate Conversion, we had outstanding options to purchase                 shares of our common stock, at a weighted average exercise price of $                per share. These options expire on            .

Warrants

        As of September 30, 2015, after giving effect to the Corporate Conversion, we had outstanding warrants to purchase                 shares of our common stock, at an average exercise price of $                per share. These warrants expire on            .

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

        The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

        Election and removal of directors.    Our directors will be elected for a one-year term. Our directors may be removed only by the affirmative vote of at least a majority of the holders of our then outstanding common stock. For more information on the terms of our directors, see the section entitled "Management—Board of managers and committees." This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

        Authorized but unissued shares.    The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

        Stockholder action; advance notification of stockholder nominations and proposals.    Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

        Delaware anti-takeover law.    Our certificate of incorporation provides that Section 203 of the DGCL, an anti-takeover law, will apply to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock.

Limitation of Liability and Indemnification

        Our certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (governing distributions to stockholders); or

  •
  for any transaction from which the director derived any improper personal benefit.

        If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

        Our bylaws will also provide that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Listing

        We intend to apply to list our common stock under the symbol "KDMN" on the New York Stock Exchange.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                .

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list shares of our common stock on the NYSE, we cannot assure you that there will be an active public market for shares of our common stock.

        Based upon the number of shares of our common stock outstanding as of September 30, 2015, after giving effect to the Corporate Conversion, based on the assumed initial public offering price of $            (the midpoint of the estimated price range set forth on the cover of this prospectus) we will have shares of common stock outstanding upon the closing of this offering. All the shares of our common stock sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                shares of common stock will be "restricted securities," as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration, for example, under Rule 144.

        Subject to the provisions of Rules 144 and 701 under the Securities Act and the lock-up agreements described below, these restricted securities will be available for sale in the public market as follows:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Date of Prospectus		Shares sold in this offering
180 Days		Lock-up released; shares saleable under Rules 144 and 701

        In addition, of the 22,180 units that were subject to options outstanding as of September 30, 2015, options to purchase 1,957,206 units were exercisable as of September 30, 2015, and warrants to purchase                units outstanding as of September 30, 2015 were exercisable as of that date.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of our common stock then outstanding, which was equal to approximately                shares as of September 30, 2015; or

  •
  the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Resales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale with the broker or the execution directly with a market maker.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

        The SEC has indicated that Rule 701 will apply to stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Options

        Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the issuance of up to            shares of common stock under our stock plans. These registration statements will become effective upon filing. All of the shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Registration Rights Agreements

        The Second Amended and Restated Limited Liability Company Agreement contemplates that, following an initial public offering, we will grant customary piggyback registration rights to the members.

        The Senior Convertible Term Loan provides that if the proceeds from an initial public offering equal or exceed $75.0 million in the aggregate and shares of our common stock are listed on the NYSE, we shall take all steps necessary to approve for listing all of the Class A membership units issuable under the Senior Convertible Term Loan and grant customary piggyback registration rights to the lenders on substantially the same terms as those granted to our members under our Second Amended and Restated Limited Liability Company Agreement.

        In connection with the issuance of the Second-Lien Convert, we entered into registration rights agreements with the investors thereunder granting them customary piggyback registration rights subject to the terms and conditions set forth therein.

Lock-up Agreements

        Notwithstanding the foregoing, we, our directors, executive officers and other holders of our shares of common stock collectively representing approximately        % of our outstanding shares of common stock upon giving effect to the Corporate Conversion immediately prior to this offering, have agreed with the underwriters, subject to limited exceptions, not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period ending 180 days after the date of this prospectus.

        The foregoing does not prohibit the establishment of a trading plan pursuant to rule 10b5-1 under the Securities Exchange Act of 1934 during the period or transfers or dispositions by our directors, executive officers and other holders:

  •
  with the prior written consent of Citigroup Global Markets Inc. and RBC Capital Markets, LLC;

  •
  of shares of common stock or other securities acquired in open market transactions after the completion of this offering;

  •
  as a distribution to limited partners, members or stockholders of a holder of our common stock;

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  as a transfer by a business entity to another business entity so long as the transferee controls or is under common control with the holder;

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  as a transfer to a legal representative, heir, beneficiary or a member of the holder's immediate family;

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  as a transfer to any trust for the direct or indirect benefit the holder or the immediate family of the holder and/or charitable organizations; or

  •
  as a bona fide gift, including pursuant to a domestic order or a negotiated divorce settlement, or estate or intestate succession.

        Unless a transfer or disposition is made with the written consent of Citigroup Global Markets Inc. and RBC Capital Markets, LLC, the permitted transfers and dispositions described above may not be made (i) by any of our directors, executive officers and other holders unless the transfer or disposition does not result in any public disclosure or filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock being required or voluntarily made during the lock-up period and (ii) by any of our directors, executive officers and other holders unless the transferee of each such shares agrees to be bound by the lock-up agreement. For more information regarding the lock-up agreements of our directors, executive officers and other holders, see "Underwriters."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF SHARES OF COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

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  persons subject to the alternative minimum tax;

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  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies and other financial institutions;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not currently expect to make any cash distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below regarding effectively connected income, backup withholding and payments made to certain foreign accounts, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

        Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5.0% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock to a Non-U.S. Holder will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person and such holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund, or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

        Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock and has been set to and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. However, in a recent notice, the U.S. Treasury and the IRS announced their intent to extend the start date for withholding on gross proceeds to January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our common stock in respect of amounts withheld.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

        Citigroup Global Markets Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
RBC Capital Markets, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                    per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                    additional shares at the public offering price less the underwriting discount solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, and holders of our securities have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and RBC Capital Markets, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and RBC Capital Markets, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We intend to apply to have our shares listed on the New York Stock Exchange under the symbol "KDMN".

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Kadmon
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that our portion of the total expenses of this offering will be approximately $                . We have also agreed to reimburse the underwriters for certain of their expenses, as set forth in the underwriting agreement.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Canada

        The shares of common stock are not being offered and may not be sold to any purchaser in a province or territory of Canada other than the provinces of Alberta, British Columbia, Nova Scotia, New Brunswick, Ontario, Prince Edward Island, Quebec, Saskatchewan and the Yukon territory.

        The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper LLP (US), New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins, LLP.

EXPERTS

        The consolidated financial statements of Kadmon Holdings, LLC as of and for the years ended December 31, 2014 and December 31, 2013 included in this Prospectus and Registration Statement have been so included in reliance on the report of BDO USA, LLP (the report on the financial statements contains an explanatory paragraph regarding our ability to continue as a going concern), an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the U.S. Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330. The U.S. Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the U.S. Securities and Exchange Commission. The address of that site is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of September 30, 2015 (unaudited), December 31, 2014 and 2013	F-3
Consolidated statements of operations for the nine months ended September 30, 2015 and 2014 (unaudited) and for the years ended December 31, 2014 and 2013	F-4
Consolidated statements of redeemable convertible units and members' deficit for the nine months ended September 30, 2015 (unaudited) and for the years ended December 31, 2014 and 2013	F-5
Consolidated statements of cash flows for the nine months ended September 30, 2015 and 2014 (unaudited) and for the years ended December 31, 2014 and 2013	F-6

Notes to consolidated financial statements (unaudited) as of September 30, 2015 and for nine months ended September 30, 2015 and 2014 and as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013

F-8

Report of Independent Registered Public Accounting Firm

Board of Managers
Kadmon Holdings, LLC
New York, New York

        We have audited the accompanying consolidated balance sheets of Kadmon Holdings, LLC as of December 31, 2014 and 2013 and the related consolidated statements of operations, redeemable convertible units and members' deficit, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kadmon Holdings, LLC at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, expects losses to continue in the future and has deficiencies in working capital and members' equity that raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/BDO USA, LLP
New York, New York
February 8, 2016

Kadmon Holdings, LLC and Subsidiaries

Consolidated balance sheets

(in thousands, except unit amounts)

	September 30, 2015	December 31, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,702	$20,991	$32,787
Restricted cash	—	—	2,500
Accounts receivable, net	6,227	2,086	7,946
Inventories, net	3,730	7,672	12,220
Prepaid expenses and other current assets	6,436	1,249	3,175

Total current assets	24,095	31,998	58,628
Fixed assets, net	7,486	9,121	9,604
Intangible assets, net	20,485	73,934	95,765
Goodwill	3,580	3,580	3,580
Restricted cash	2,116	2,025	7,025
Investment, at cost	2,300	2,300	2,300
Investment, equity method	22,879	—	—
Other noncurrent assets	10	10	102

Total assets	$82,951	$122,968	$177,004

Liabilities Redeemable Convertible Units and Members' Deficit
Current liabilities:
Accounts payable	$7,250	$9,729	$9,252
Related party loans	3,000	3,500	—
Accrued expenses	26,917	11,584	25,577
Deferred revenue	4,804	7,400	4,400
Other milestone payable	3,875	3,875	6,875
Fair market value of financial instruments—current	8,215	3,483	—
Secured term debt—current	760	12,000	26,000

Total current liabilities	54,821	51,571	72,104
Deferred revenue	32,277	35,817	37,217
Deferred rent	3,791	3,180	2,534
Deferred tax liability	1,352	1,352	1,381
Fair market value of financial instruments—noncurrent	—	—	7,106
Other long term liabilities	25	10	62
Secured term debt—net of current portion and discount	26,706	88,529	110,111
Convertible debt, net of discount	157,442	60,877	48,477

Total liabilities	276,414	241,336	278,992
Commitments and contingencies (Notes 5, 6, 9, 13 and 14)
Class E redeemable convertible units, 4,075,770, 3,438,984 and 0 issued and outstanding at September 30, 2015, December 31, 2014 and 2013, respectively	47,238	37,052	—
Members' deficit:
Class A units, no par value. Issued and outstanding, 53,941,000, 50,882,656 and 50,399,070 units at September 30, 2015, December 31, 2014 and 2013, respectively	—	—	—
Class B units, no par value. Issued and outstanding, 1 unit at September 30, 2015, December 31, 2014 and 2013	—	—	—
Class C units, no par value. Issued and outstanding, 1 unit at September 30, 2015, December 31, 2014 and 2013	—	—	—
Class D units, no par value. Issued and outstanding, 4,373,674 units at September 30, 2015, December 31, 2014 and 2013	—	—	—
Additional paid-in capital	368,674	341,343	330,419
Accumulated deficit	(609,375)	(496,763)	(432,407)

Total members' deficit	(240,701)	(155,420)	(101,988)

Total liabilities, redeemable convertible units and members' deficit	$82,951	$122,968	$177,004

See accompanying notes to consolidated financial statements

Kadmon Holdings, LLC and Subsidiaries

Consolidated statements of operations

(in thousands)

	Nine months ended September 30,		Year ended December 31,
	2015	2014	2014	2013
	(unaudited)
Revenues
Net sales	$23,576	$56,770	$63,530	$47,935
License and other revenue	4,205	11,375	31,488	3,384

Total revenue	27,781	68,145	95,018	51,319
Cost of sales	3,142	5,407	6,123	4,850
Write-down of inventory	2,069	4,623	4,916	1,400

Gross profit	22,570	58,115	83,979	45,069

Operating expenses:
Research and development	20,440	20,553	29,101	25,635
Selling, general and administrative	85,323	68,461	93,167	86,262
Gain on divestiture of marketing rights	—	—	—	(13,418)
Impairment loss on intangible asset	31,269	—	—	—

Total operating expenses	137,032	89,014	122,268	98,479

Loss from operations	(114,462)	(30,899)	(38,289)	(53,410)

Other (income) expense:
Interest income	(4)	(16)	(26)	(9)
Interest expense	19,796	22,342	28,911	42,639
Change in fair value of financial instruments	(1,568)	(5,551)	(4,969)	(1,007)
Gain on deconsolidation of subsidiary	(24,000)	—	—	—
Loss on equity method investment	1,121	—	—	—
Loss on extinguishment of debt	2,934	—	4,579	10,723
Other income, net	(129)	(2,344)	(2,399)	(463)

Total other (income) expense	(1,850)	14,431	26,096	51,883
Loss before income tax expense (benefit)	(112,612)	(45,330)	(64,385)	(105,293)
Income tax (benefit) expense	—	—	(29)	1

Net loss	$(112,612)	$(45,330)	$(64,356)	$(105,294)

See accompanying notes to consolidated financial statements

Kadmon Holdings, LLC and Subsidiaries

Consolidated statements of redeemable convertible units and members' deficit

(in thousands, except unit amounts)

	Convertible units
			Members' Deficit
	Class E redeemable convertible units
			Class A	Class B	Class C	Class D
							Additional paid-in capital	Accumulated Deficit
	Units	Amount	Units	Units	Units	Units			Total
Balance, January 1, 2013	—	$—	46,468,590	1	1	4,373,674	$273,670	$(327,113)	$(53,443)
Vesting of restricted units issued to employees and consultants, net of forfeitures	—	—	(2,500)	—	—	—	(8)	—	(8)
Unit-based compensation	—	—	—	—	—	—	5,788	—	5,788
Equity raised through issuance of Class A units	—	—	3,932,980	—	—	—	52,220	—	52,220
Fees and expenses related to private offering	—	—	—	—	—	—	(1,251)	—	(1,251)
Net loss	—	—	—	—	—	—	—	(105,294)	(105,294)

Balance, December 31, 2013	—	$—	50,399,070	1	1	4,373,674	$330,419	$(432,407)	$(101,988)

Fair value of units issued in settlement of obligation	—	—	467,081	—	—	—	4,100	—	4,100
Fair value of units issued to employees as compensation	—	—	8,000	—	—	—	56	—	56
Unit-based compensation	—	—	—	—	—	—	4,493	—	4,493
Fair value of units transferred to employees as compensation	—	—	—	—	—	—	2,976	—	2,976
Issuance of Class A units related to option exercises	—	—	8,505	—	—	—	51	—	51
Equity raised through issuance of Class E units	3,438,984	39,548	—	—	—	—	—	—	—
Fees and expenses related to Class E private offering	—	(3,099)	—	—	—	—	—	—	—
Accretion of Class E units fee discount and repayment premium	—	603	—	—	—	—	(603)	—	(603)
Reclassification of lender warrants from liability to equity	—	—	—	—	—	—	447	—	447
Reclassification of lender warrants from equity to liability	—	—	—	—	—	—	(596)	—	(596)
Net loss	—	—	—	—	—	—	—	(64,356)	(64,356)

Balance, December 31, 2014	3,438,984	$37,052	50,882,656	1	1	4,373,674	$341,343	$(496,763)	$(155,420)

Issuance of Class A units to settle obligations	—	—	1,808,334	—	—	—	10,541	—	10,541
Issuance of Class E units to non-employee directors	10,435	63	—	—	—	—	—	—	—
Issuance of Class E units to settle obligations	574,392	6,606	—	—	—	—	—	—	—
Issuance of Class E redeemable convertible units, net of transaction costs of $40	51,959	558	—	—	—	—	—	—	—
Accretion of Class E units fee discount and repayment premium	—	2,959	—	—	—	—	(2,959)	—	(2,959)
Issuance of Class A units, net of transactions costs	—	—	1,250,000	—	—	—	15,000	—	15,000
Unit-based compensation expense	—	—	—	—	—	—	4,749	—	4,749
Issuance of Class A units related to option exercises	—	—	10	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(112,612)	(112,612)

Balance, September 30, 2015 (unaudited)	4,075,770	$47,238	53,941,000	1	1	4,373,674	$368,674	$(609,375)	$(240,701)

See accompanying notes to consolidated financial statements

Kadmon Holdings, LLC and Subsidiaries

Consolidated statements of cash flows

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013
	(unaudited)
Cash flows from operating activities:
Net loss	$(112,612)	$(45,330)	$(64,356)	$(105,294)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of fixed assets	1,741	2,120	2,617	2,555
Amortization of intangible assets	22,180	14,438	21,831	14,486
Impairment loss on intangible assets	31,269	—	—	—
Write-down of inventory	2,069	4,623	4,916	1,400
Write-down of capitalized computer software development costs	61	—	—	—
(Gain)/loss on purchase commitment	(225)	(82)	(1,640)	244
Accretion of milestones and other payables development costs	—	—	—	3,362
Amortization of deferred financing costs	841	1,290	1,635	2,733
Amortization of debt discount	2,911	1,083	1,698	734
Write-off of deferred financing costs	559	—	—	—
Write-off of debt discount	2,193	—	—	—
Accretion of repayment premium on secured term debt	(345)	—	345	—
Loss on extinguishment of debt	2,934	—	4,579	10,723
Unit-based compensation	4,749	3,532	7,588	5,780
Bad debt expense	5	66	66	(35)
Gain on divestiture of marketing rights	—	—	—	(13,418)
Gain on settlement of payable	—	(1,015)	(1,015)	—
Units issued in settlement of obligation	—	—	1,320	—
Warrants issued to continuing lenders at refinancing	—	—	—	35
Gain on deconsolidation of subsidiary	(24,000)	—	—	—
Loss on equity method investment	1,121	—	—	—
Changes in fair value of financial instruments	(1,568)	(5,551)	(4,969)	(1,007)
Fair value of units issued to settle obligations	11,397	—	—	—
Paid-in-kind interest	6,202	11,909	13,374	10,786
Deferred taxes	—	—	(29)	1
Changes in operating assets and liabilities:
Restricted cash	(89)	(16,557)	7,498	(7,500)
Accounts receivable, net	(4,145)	272	5,794	(2,471)
Inventories, net	1,873	(383)	(367)	(905)
Prepaid expenses and other assets	(564)	1,715	2,019	1,522
Accounts payable	(2,969)	6,251	120	(9,578)
Accrued and unpaid interest on secured term debt rent	10	—	—	(14,304)
Accrued expenses, other liabilities and deferred rent	13,929	(12,117)	(13,117)	9,919
Deferred revenue	(6,136)	(3,300)	1,600	41,617

Net cash used in operating activities	(46,609)	(37,036)	(8,493)	(48,615)

See accompanying notes to consolidated financial statements

Kadmon Holdings, LLC and Subsidiaries

Consolidated statements of cash flows (Continued)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013
	(unaudited)
Cash flows from investing activities:
Purchases of fixed assets	(89)	(1,573)	(2,062)	(1,464)
Sale of marketing rights	—	—	—	20,000
Capitalized interest	—	—	—	(266)

Net cash (used in) provided by investing activities	(89)	(1,573)	(2,062)	18,270

Cash flows from financing activities:
Proceeds from issuance of secured term debt	35,000	—	—	174,839
Proceeds from issuance of convertible debt	92,000	—	—	—
Principal payments on secured term debt	(107,204)	—	(43,563)	(144,965)
Repayment of payable to sellers	—	—	—	(24,200)
Financing costs	(1,945)	—	(51)	(5,739)
Proceeds from related party loans	2,000	3,196	4,196	—
Repayment of related party loans	(2,000)	(696)	(696)	—
Proceeds from exercise of stock options	—	23	51	—
Proceeds from issuance of Class A units, net of offering costs	15,000	—	—	50,969
Proceeds from issuance of Class E redeemable convertible units, net of offering costs	558	9,652	38,822	—

Net cash provided by (used in) financing activities	33,409	12,175	(1,241)	50,904

Net (decrease) increase in cash and cash equivalents	(13,289)	(26,434)	(11,796)	20,559
Cash and cash equivalents, beginning of period	20,991	32,787	32,787	12,228

Cash and cash equivalents, end of period	$7,702	$6,353	$20,991	$32,787

Supplemental cash flow disclosures:
Cash paid for interest	$7,090	$8,060	$11,549	$39,180
Cash paid for taxes	135	102	104	127
Non-cash investing and financing activities:
Equity method investment	$24,000	$—	$—	$—
Reclassification of warrants from liability to equity	—	447	—	—
Reclassification of warrants from equity to liability	—	—	149	—
Fee payable to lenders resulting in principal increase of convertible debt	—	—	10,000	—
Settlement of related party loan	500	—	—	—
Unpaid financing costs	2,741	627	2,373	—
Units issued in settlement of obligation	9,063	2,780	2,780	2,245
Capitalized lease obligations	20	72	72	149
Finance costs paid with convertible notes	2,260	—	—	—
Fair value of warrants issued to lenders	6,300	—	—	—
Non-cash consideration for payment of fees related to fundraising	—	—	—	1,377

See accompanying notes to consolidated financial statements

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

1. Organization and Basis of Presentation

Nature of Business

        Kadmon Holdings, LLC (together with its subsidiaries, "Kadmon" or "Company") is a fully integrated biopharmaceutical company engaged in the discovery, development and commercialization of small molecules and biologics to address disease areas of significant unmet medical need. The Company is actively developing product candidates in a number of indications within autoimmune and fibrotic diseases, oncology, genetic and metabolic diseases. The Company leverages its multi-disciplinary research and clinical development group. By retaining global commercial rights to its lead product candidates, the Company believes that it has the ability to progress these candidates while maintaining flexibility for commercial and licensing arrangements. The Company expects to continue to progress its clinical candidates and have further clinical trial events throughout 2016.

        The Company operates in one segment considering the nature of the Company's products and services, class of customers, methods used to distribute the products, and the regulatory environment in which the Company operates.

Liquidity

        The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company expects to incur further losses over the next several years as it develops its business, and has been dependent on funding operations through the issuance of debt and sale of equity securities.

        The Company had an accumulated deficit of $496.8 million and a working capital deficit of $19.6 million at December 31, 2014. Included in the working capital deficit as of December 31, 2014 is the current portion of the Company's outstanding debt balance of $12.0 million. During 2014, the Company raised net proceeds of $36.4 million from the issuance of Class E membership units and maintained cash and cash equivalents and restricted cash balances of $21.0 million and $2.0 million, respectively, at December 31, 2014.

        The Company had an accumulated deficit of $609.4 million and a working capital deficit of $30.7 million at September 30, 2015. During the first nine months of 2015, the Company raised net proceeds of $15.0 million from the issuance of Class A membership units and $558,000 from the issuance of Class E membership units. The Company maintained cash and cash equivalents of $7.7 million at September 30, 2015.

        In August 2015, the Company entered into a $35 million secured term loan with two lenders and also entered into a $130 million second-lien convertible debt agreement with a syndicate of lenders (Note 5). The second-lien convertible debt agreement has a four year term under which the total borrowings are $94.3 million, including $2.3 million in third party fees. A portion of the proceeds from both the secured term loan and the second-lien convertible credit agreement were used to repay in full the existing secured term debt that was due December 17, 2016.

        Management's plans include continuing to finance operations through the issuance of additional equity instruments and securities and increasing the commercial portfolio through the development of the current pipeline or through acquisition of a third party or license agreement. The Company has

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

1. Organization and Basis of Presentation (Continued)

additionally engaged with underwriters and counterparties for the aforementioned transactions; however, as of the date of the report, there is no assurance that such transactions will occur. Any transactions which occur may contain covenants that restrict the ability of management to operate the business or may have rights, preferences or privileges senior to the Company's membership units and may dilute current membership unit holders of the Company. Engaging in a transaction with a third party is contingent on negotiations among the parties; therefore, there is no certainty that the Company will enter into such agreement should the Company so desire.

        There can be no assurance that the Company will achieve or sustain positive cash flows from operations or profitability. If the Company is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Kadmon Holdings, LLC and its domestic and international subsidiaries, all of which are wholly owned.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Unaudited Interim Consolidated Financial Statements

        The accompanying consolidated balance sheet as of September 30, 2015, the consolidated statements of operations and cash flows for the nine months ended September 30, 2015 and 2014, and the consolidated statement of redeemable convertible units and members' deficit for the nine months ended September 30, 2015 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management's opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of September 30, 2015 and its results of operations and cash flows for nine months ended September 30, 2015 and 2014. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Company Valuation

        To estimate certain expenses and record certain transactions, it is necessary for the Company to estimate the fair value of its membership units. Given the absence of a public trading market, and in accordance with the American Institute of Certified Public Accountants' Practice Guide, "Valuation of

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

Privately-Held-Company Equity Securities Issued as Compensation", the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine its best estimate of the fair value of its membership units (See Note 3).

Revenue Recognition

        The Company recognizes sales when the risk of loss has been transferred to the customer. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates, chargebacks, returns, and discounts to government agencies, wholesalers, and managed care organizations. These deductions represent management's best estimates of the related reserves and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of the actual future settlement, results could be materially affected.

        The Company accounts for revenue arrangements that contain multiple deliverables in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), Topic 605-25, "Revenue Recognition for Arrangements with Multiple Elements", which addresses the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting. A delivered item within an arrangement is considered a separate unit of accounting only if both of the following criteria are met:

  •
  the delivered item has value to the customer on a stand-along basis; and

  •
  the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the vendor.

        In accordance with FASB ASC Topic 605-25, if both of the criteria above are not met, then separate accounting for the individual deliverables is not appropriate. Revenue recognition for arrangements with multiple deliverables constituting a single unit of accounting is recognized generally over the greater of the term of the arrangement or the expected period of performance, either on a straight-line basis or on a modified proportional performance method.

        Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the receivable is reasonably assured and we have no future performance obligations under the license agreement.

        The Company may earn contingent payments from third parties based on the achievement of certain clinical and commercial milestones. The Company recognizes milestone revenue as the underlying criteria is achieved in accordance with FASB ASC Topic 605-28, "Revenue Recognition Milestone Method".

Sales Returns Reserve

        Revenue is recognized net of sales returns, which are estimated using the Company's historical experience. The sales returns reserve was $493,000, $751,000 and $577,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Actual results could differ from original estimates resulting in future adjustments to revenue.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

Reserve for Wholesaler Chargebacks and Rebates

        The Company maintains a reserve for wholesaler chargebacks and rebates to properly reflect the realizable value of accounts receivable. A chargeback represents a contractual allowance provided by the Company to its wholesalers for any variances between wholesale and lower retail prices of the Company's pharmaceutical products. The Company estimates the reserve for wholesaler chargebacks based on wholesaler inventory levels, contract prices and historical experience. Rebate reserves represent contractual allowances based on specific customer contracts. The rebate allowance is estimated as a percentage of specific customer sales. The reserve for wholesaler chargebacks and rebates was $364,000, $391,000 and $297,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

Rebates Payable

        The Company issues rebates related to various government programs and buying groups. In these instances, the rebates are paid in cash to the party managing the discount buying program. The estimated rebates earned but unpaid was $395,000, $359,000 and $586,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Such amounts have been included in accounts payable on the Company's consolidated balance sheets.

Shipping and Handling Costs

        Shipping and handling costs for raw materials and finished goods prior to their sale are classified in cost of sales. Freight charges for shipments to customers are not billed to customers and are included in selling, general and administrative expenses when incurred and were $465,000 and $419,000 for the years ended December 31, 2014 and 2013, respectively, and were $192,000 and $393,000 for the nine months ended September 30, 2015 and 2014, respectively.

Foreign Currencies

        The consolidated financial statements are presented in U.S. dollars, the reporting currency of the Company. Gains or losses on transactions denominated in a currency other than the Company's functional currency, which arise as a result of changes in foreign currency exchange rates, are recorded in other income on the consolidated statements of operations. The transaction gains were $134,000 and $18,000 for the years ended December 31, 2014 and 2013, respectively. The transaction gains were $129,000 and $33,000 for the nine months ended September 30, 2015 and 2014, respectively.

Unit-based Compensation Expense

        The Company recognizes unit-based compensation expense in accordance with FASB ASC Topic 718, "Stock Compensation" ("ASC 718"), for all unit-based awards made to employees and board members based on estimated fair values.

        ASC 718 requires companies to measure the cost of employee services incurred in exchange for the award of equity instruments based on the estimated fair value of the unit-based award on the grant date. The expense is recognized over the requisite service period.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

        All unit-based awards to non-employees are accounted for in accordance with FASB ASC Topic 505-50, "Equity Based Payments to Non-Employees," where the value of unit compensation is based on the measurement date, as determined at either a) the date at which a performance commitment is reached, or b) the date at which the necessary performance to earn the equity instruments is complete.

        The Company uses a Black-Scholes option-pricing model to value the Company's unit options for each unit option award. Using this option-pricing model, the fair value of each employee and board member award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period, net of forfeitures. The unit option awards generally vest pro-rata annually. The expected volatility assumption is based on the volatility of the unit price of comparable public companies. The expected life is determined using the "simplified method" permitted by Staff Accounting Bulletin Numbers 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

        The Company recognizes unit-based compensation costs, net of estimated forfeitures, for only those units expected to vest on a straight-line basis over the requisite service period of the award. The Company estimates forfeiture rates based on historical experience.

Research and Development

        Innovation is critical to the success of the Company, and drug discovery and development are time-consuming, expensive and unpredictable. The Company has built a pipeline of therapeutic candidates in all stages of development. The focus is on serious diseases where there is a great need and opportunity for innovative medicines. Product candidates and development strategies contemplate both immediate possibilities in medicine, such as reducing toxicity or addressing certain disease resistance and mutation, and future possibilities and medical needs. Included in research and development expense are personnel related costs, expenditures for laboratory equipment and consumables, payments made pursuant to licensing and acquisition agreements, and the cost of conducting clinical trials. Expenses incurred associated with conducting clinical trials include, but are not limited to, dosing of patients with clinical drug candidates, assistance from third party consultants and other industry experts, accumulation and interpretation of data on drug safety and efficacy, and manufacturing of active pharmaceutical ingredients and placebos for use within the clinical trial.

        The Company has entered into agreements with third parties to acquire technologies and pharmaceutical product candidates for development (see Note 9). Such agreements generally require an initial payment by the Company when the contract is executed, and additional payments upon the achievement of certain milestones. Additionally, the Company may be obligated to make future royalty payments in the event the Company commercializes the pharmaceutical product candidate and achieves a certain sales volume. In accordance with FASB ASC Topic 730-10-55, "Research and Development", expenditures for research and development, including upfront licensing fees and milestone payments associated with products that have not yet been approved by the FDA, are charged to research and development expense as incurred. Future contract milestone payments will be recognized as expense

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

when achievement of the milestone is determined to be probable. Once a product candidate receives regulatory approval, subsequent license payments are recorded as an intangible asset.

        Research and development expense was $29.1 million and $25.6 million during the years ended December 31, 2014 and 2013, respectively, and $20.4 million and $20.6 million during the nine months ended September 30, 2015 and 2014, respectively.

Income Taxes

        The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by FASB ASC Topic 740, "Accounting for Income Taxes" ("ASC 740"). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates.

        The Company follows FASB ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes", which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of September 30, 2015, December 31, 2014 and December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Cash and Cash Equivalents

        Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase. At times, cash balances deposited at major financial banking institutions exceed the federally insured limit. The Company regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal.

Restricted Cash

        The Company has a lease agreement for the premises it occupies in New York. A secured letter of credit in lieu of a lease deposit totaling $2.0 million is secured by restricted cash in the same amount at September 30, 2015, December 31, 2014 and December 31, 2013. The secured letter of credit will remain in place for the life of the related lease, expiring in November 2024 (Note 13). The Company also has a lease agreement for the premises it occupies in Massachusetts. A secured letter of credit in lieu of a lease deposit totaling $91,000 was established during the third quarter of 2015 and is secured by restricted cash in the same amount. The secured letter of credit will remain in place for the life of the related lease, expiring in February 2023 (Note 13). The Company was also required to maintain an escrowed cash balance of $7.5 million related to a commercial partnership entered into in June 2013

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

(Note 4). Under the terms of the commercial partnership, as amended during 2014, the escrowed cash balance was released from restricted cash during 2014.

Allowance for Doubtful Accounts

        The Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. The Company has recorded an allowance for doubtful accounts of $1.4 million, $1.5 million and $1.4 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. Adjustments to the allowance for doubtful accounts are recorded to selling, general and administrative expense, and amounted to $66,000 and $(35,000) for the years ended December 31, 2014 and 2013, respectively, and amounted to $5,000 and $66,000 for the nine months ended September 30, 2015 and 2014, respectively. When accounts are determined to be uncollectible, they are written off against the reserve balance and the reserve is reassessed. When payments are received on reserved accounts, they are applied to the customer's account and the reserve is reassessed.

Inventories

        Inventories are stated at the lower of cost or market (on a first-in, first-out basis) using standard costs. Standard costs include an allocation of overhead rates, which include those costs attributable to managing the supply chain and are evaluated regularly. Variances are expensed as incurred.

        The Company regularly reviews the expiration date of its inventories and maintains a reserve for inventories that are probable to expire before shipment. Inventories recorded on the Company's consolidated balance sheets are net of a reserve for expirable inventory of $6.6 million, $7.1 million and $3.4 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The Company expensed Ribasphere® and Infergen inventory that it believes will not be sold prior to reaching its product expiration date totaling $4.9 million and $1.4 million during the years ended December 31, 2014 and 2013, respectively, and $2.1 million and $4.6 million during the nine months ended September 30, 2015 and 2014, respectively. If the amount and timing of future sales differ from management's assumptions, adjustments to estimated inventory reserves may be required.

        Inventories are comprised of the following (in thousands):

	September 30, 2015	December 31, 2014	December 31, 2013
Raw Materials	$2,125	$2,586	$4,205
Finished goods, net	1,605	5,086	8,015

Total inventories	$3,730	$7,672	$12,220

Investments

        The Company follows FASB ASC Topic 323, "Investments—Equity Method and Joint Ventures" ("ASC 323"), in accounting for its investment in a joint venture. In the event the Company's share of the joint venture's net losses reduces the Company's investment to zero, the Company will discontinue applying the equity method and will not provide for additional losses unless the Company has

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

guaranteed obligations of the joint venture or is otherwise committed to provide further financial support for the joint venture. If the joint venture subsequently reports net income, the Company will resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

        The Company follows FASB ASC Topic 325, "Investments—Other" ("ASC 325"), in accounting for its investment in the stock of another company. In the event further contributions or additional shares are purchased, the Company will increase the basis in the investment. In the event distributions are made or indications exist that the fair value of the investment has decreased below the carrying amount, the Company will decrease the value of the investment as considered appropriate. The Company's total investment balance totaled $25.2 million as of September 30, 2015 and $2.3 million as of December 31, 2014 and 2013.

        For all non-consolidated investments, the Company will continually assess the applicability of FASB ASC Topic 810, "Consolidation" ("ASC 810"), to determine if the investments qualify for consolidation. At September 30, 2015, December 31, 2014 and December 31, 2013, no such investments qualified for consolidation (Note 9).

Fixed Assets

        Fixed assets are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term, using the straight-line method. Construction-in-progress and software under development are stated at cost and not depreciated. These items are transferred to fixed assets when the assets are placed into service.

Intangible Assets

        Intangible assets are stated at cost, less accumulated amortization. The Company accounts for the purchases of intangible assets in accordance with FASB ASC Topic 350 "Intangibles—Goodwill and Other". Intangible assets are recognized based on their acquisition cost. The assets will be tested for impairment at least once annually, if determined to have an indefinite life, or whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. If any of the Company's intangible or long-lived assets are considered to be impaired, the amount of impairment to be recognized is the excess of the carrying amount of the assets over its fair value. Applicable long-lived assets, including intangible assets with definitive lives, are amortized or depreciated over the shorter of their estimated useful lives, the estimated period that the assets will generate revenue, or the statutory or contractual term in the case of patents. Estimates of useful lives and periods of expected revenue generation are reviewed periodically for appropriateness and are based upon management's judgment. An impairment of $31.3 million was recognized during the nine months ended September 30, 2015, while no such impairment was recognized during the years ended December 31, 2014 and December 31, 2013 or during the nine months ended September 30, 2014 (Note 8).

Goodwill

        The Company's goodwill relates to the October 2010 Acquisition. Goodwill is not amortized, but rather is assessed for impairment annually or upon the occurrence of an event that indicates

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

impairment may have occurred, in accordance with FASB ASC Topic 350 "Intangibles—Goodwill and Other". No impairment to goodwill was recorded during the nine months ended September 30, 2015 and the years ended December 31, 2014 and December 31, 2013.

Impairment of Long-Lived Assets

        Long-lived assets, such as intangible assets (other than goodwill) and fixed assets, are evaluated for impairment periodically, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When any such impairment exists, a charge is recorded in the statement of operations to adjust the carrying value of the related assets.

        The Company performed a trigger analysis over all other long-lived assets at the lowest identifiable level of cash flows and determined that an impairment existed as of September 30, 2015 (Note 8) and no impairment triggers existed as of December 31, 2014 and December 31, 2013.

Accounting for Leases

        The Company recognizes rent expense for operating leases as of the earlier of the possession date or the lease commencement date. Rental expense, inclusive of rent escalations, rent holidays, concessions and tenant allowances are recognized over the lease term on a straight-line basis. See Note 13 for a further discussion of operating leases.

        The Company has entered into capital lease agreements for information technology and laboratory equipment. As a result of these leases, the Company capitalized $72,000 as office equipment and furniture and $149,000 as machinery and laboratory equipment during the years ended December 31, 2014 and 2013, respectively, and $20,000 and $72,000 as office equipment and furniture during the nine months ended September 30, 2015 and 2014, respectively. The unamortized portion of capital leases totaled $70,000, $108,000 and $120,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

Accounting for Contingencies

        The Company follows the guidance of FASB ASC Topic 450, "Contingencies" ("ASC 450"), in accounting for contingencies. If some amount within a range of loss is probable and appears at the time to be a better estimate than any other amount within the range, that amount shall be expensed. If a loss is probable, and no amount within the range is a better estimate than any other amount, the estimated minimum amount in the range shall be expensed.

Fair Value of Financial Instruments

        The Company follows the provisions of FASB ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). This pronouncement defines fair value, establishes a framework for measuring fair value under GAAP and requires expanded disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. ASC 820 utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

  •
  Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

  •
  Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

  •
  Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

        The fair value of cash, accounts receivable, accounts payable and other milestone payable approximate their carrying amounts due to their short-term nature (Note 6).

Payable to Sellers

        As part of the purchase consideration in connection with the acquisition of Kadmon Pharmaceuticals, LLC, formerly known as Three Rivers Pharmaceuticals, LLC in October 2010, the Company agreed to pay certain contingent milestones to the sellers. The Company paid $24.2 million to the sellers to fully satisfy this obligation and related accrued interest in 2013.

Recent Accounting Pronouncements

        In July 2015, the FASB issued Accounting Standards Update ("ASU") No. 2015-11, "Inventory (Topic 330)" which simplifies the subsequent measurement of inventory. It replaces the current lower of cost or market test with a lower of cost or net realizable value test. The standard is effective for public entities for annual reporting periods beginning after December 15, 2016, and interim periods therein. Early adoption is permitted. The new guidance must be applied prospectively. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)". This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company adopted this standard on its consolidated financial statements during the third quarter of 2015 and retroactively adjusted the prior year's presentations to conform to the current presentation. These reclassifications had no effect on previously reported net income.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

2. Summary of Significant Accounting Policies (Continued)

        In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern," to provide guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and to provide related footnote disclosures. The Company expects to adopt ASU 2014-15 in fiscal year 2016 and the Company does not expect the adoption of ASU 2014-15 to have a significant impact on its consolidated financial statements or related disclosures.

        In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." Under this guidance, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity will need to use more judgment and make more estimates than under the current guidance. This standard was to become effective for annual reporting periods beginning after December 15, 2016 with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14, whereby the FASB voted to approve a one-year deferral of the effective date which will make this guidance effective for annual reporting periods beginning after December 15, 2017, with early adoption as of the original effective date permitted. The Company is currently evaluating the appropriate transition method and any impact of this guidance on its consolidated financial statements and related disclosures.

3. Members' Capital

Class A Units

        Class A units represent the Company's common stock equivalents. Kadmon I, LLC ("Kadmon I"), holds 35,426,769 Class A units, or approximately 70% of the outstanding Kadmon Holdings, LLC Class A units at December 31, 2014. Kadmon I is a Delaware limited liability company that was formed in August 2009 and is an affiliate of the Company (Note 16). The funds were raised through a private offering of 80% of Kadmon I's total membership interests, the other 20% being owned by certain other members, including executive officers.

        Once each Kadmon I investor has received aggregate distributions equal to four times the amount of their initial investment, their collective ownership percentage will decrease from 80% to 50%, and the collective ownership percentage for the executive officers and members in Kadmon I, and those certain other members who received units will increase from 20% to 50%. The change in ownership percentages will require the Company to evaluate whether such changes will result in additional compensation expense. As of September 30, 2015 and December 31, 2014, the Kadmon I investors had not received any distributions. Accordingly, no additional compensation expense was recognized.

        During 2013, the Company raised $52.2 million in gross proceeds, $51.0 million net of $1.2 million in transaction costs, through the issuance of 3,932,980 Class A units.

        In November 2014, a key employee transferred a portion of Kadmon I ownership interest to another executive officer, resulting in unit-based compensation expense of $3.0 million during the fourth quarter of 2014. The Company issued 47,081 Class A units as partial settlement of an obligation with respect to commission payable (Note 11), 200,000 Class A units as full settlement of compensation owed to a third party for fund raising efforts in 2013 (Note 11) and 220,000 Class A units with a fair value of $1.3 million pursuant to a license agreement entered into in September 2013 (Note 9). The

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

3. Members' Capital (Continued)

Company also issued 8,000 Class A units to an employee, resulting in unit-based compensation expense of $56,000 and issued 8,505 Class A units as the result of stock option exercises.

        For the nine months ended September 30, 2015, the Company raised $15.0 million in gross proceeds, through the issuance of 1,250,000 Class A units. The Company also issued 1,500,000 Class A units pursuant to an advisory agreement entered into in April 2015. The Company recorded a deferred charge of $9.0 million related to the issuance of these units which was classified as a prepaid expense on the Company's balance sheet and is being expensed over the one year term of the advisory agreement. The Company expensed $3.8 million related to the advisory agreement during the nine months ended September 30, 2015. The Company also issued 308,334 Class A Units to settle third party obligations. The Company expensed $1.5 million related to these settlements during the nine months ended September 30, 2015.

Class B Unit

        The Class B unit does not participate in distributions from the Company, does not have any preferences in relation to the Class A membership units, is non-voting, and is non-redeemable. The only right afforded to the Class B unit is the right to convert into Class A units pursuant to the Company's Second Amended and Restated Limited Liability Company Operating Agreement, as amended (the "Operating Agreement") (See "Conversion Event" below). One Class B unit is issued and outstanding as of September 30, 2015, December 31, 2014 and December 31, 2013.

Class C Unit

        The Class C unit does not participate in distributions from the Company, does not have any preferences in relation to the Class A membership units, is non-voting, and is non-redeemable. The only right afforded to the Class C unit is the right to convert into Class A units pursuant to the Company's Operating Agreement (See "Conversion Event" below). One Class C unit is issued and outstanding as of September 30, 2015, December 31, 2014 and December 31, 2013.

Class D Units

        The Class D units do not participate in distributions from the Company, do not have any preferences in relation to the Class A membership units, are non-voting, and are non-redeemable. The only right afforded to the Class D unit is the right to convert into Class A units pursuant to the Company's Operating Agreement (See "Conversion Event" below). There are 4,373,674 Class D units issued and outstanding as of September 30, 2015, December 31, 2014 and December 31, 2013.

Class E Units

        During 2014, the Operating Agreement was amended to create a new class of membership units known as Class E units, of which there can be multiple series. Only one series, the Class E Series E-1 units (the "Class E units"), has been authorized thus far. The Company may issue up to an aggregate of $75 million of Class E original issue price, calculated in accordance with the terms of the Operating Agreement, of any series without being subject to preemptive rights. The Class E units have voting rights and powers equal to the Class A units on an as-if converted basis, have a liquidation preference

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

3. Members' Capital (Continued)

for liquidating distributions and participate in distributions from the Company on an as-converted basis on non-liquidating distributions. In the case of a qualified initial public offering, the Class E units automatically convert into Class A units at a conversion price of the lower of 85% of the value of Class A units (or the price per share of common stock of the corporate successor to the Company) or $11.50 per unit. Prior to a qualified initial public offering, the Class E units may be converted at $11.50 per unit. A qualified initial public offering requires proceeds of at least $75 million. At any time after December 31, 2017, Class E units will be redeemable for cash at the option of the holders of at least 80% of all Class E Units at a redemption price equal to 125% of the liquidation preference. After January 1, 2016, all Class E units began to accrue a liquidation preference (payable in connection with a liquidating distribution from the Company) at a rate of 5% per annum, compounding annually, with such liquidation preference rate increasing by 100 basis points every six months to a maximum of 10%. Redemption is subject to the Company's ability to make such payment under then-existing debt obligations.

        Based on the terms of the Class E units, the fair value of the Class E units issued will be classified as mezzanine capital on the Company's consolidated balance sheet. The Company will accrete changes in the redemption value of the Class E units to paid-in capital using the interest method, as the Company does not have available retained earnings, from the date of issuance to the earliest redemption date.

        During 2014, the Company raised $39.5 million in gross proceeds, $36.4 million net of $3.1 million in transaction costs, through the issuance of 3,438,984 Class E units. Of the $3.1 million in transactions costs, $2.4 million remains in accrued liabilities as of September 30, 2015, relating to commissions to third parties for Class E raises.

        The Company also issued 10,435 Class E units to settle fees payable to certain board members, resulting in unit-based compensation expense of $63,000 during the fourth quarter of 2014. These units were issued in January 2015.

        During the first nine months of 2015, the Company raised $598,000 in gross proceeds, $558,000 net of $40,000 in transaction costs, through the issuance of 51,959 Class E units. The Company also issued 574,392 Class E units to settle certain obligations totaling $6.6 million, of which $6.1 million was expensed in the nine months ended September 30, 2015 and $500,000 relates to the settlement of a related party loan entered into in 2014 (Note 16).

Conversion Event

        The holders of Class B, C and D units only participate in distributions if and when those units are converted into Class A units pursuant to the Company's Operating Agreement. The Class B, C and D units automatically convert into Class A units upon certain defined conversion events including, but not limited to, dissolution of the Company or an underwritten initial public offering of the Company's equity (each, a "Conversion Event"). Taking into consideration the conversion value attributable to the Class B and C units, and the one-time protection afforded to the Class D units against dilution

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

3. Members' Capital (Continued)

resulting from the conversion of the Class B and C units, the following represents the three different conversion possibilities:

  •
  In the event of a Conversion Event in which the valuation of the Company is at or below $41.7 million, the Class B and C units would convert to Class A units such that the holders of these units would receive approximately 100% of the proceeds of such Conversion Event;

  •
  In the event of a Conversion Event in which the valuation of the Company is greater than $41.7 million but less than $45.8 million, the Class B and C units would convert into Class A units such that the holders of these units would receive $41.7 million of the proceeds of such Conversion Event. The proceeds in excess of $41.7 million would be shared ratably by the other holders of Class A units. The Class D membership units would not convert into Class A units and would be deemed void; or

  •
  In the event of a Conversion Event in which the valuation of the Company is greater than $45.8 million, the Class B and C units would convert into Class A units such that the holders thereof would receive $41.7 million of the proceeds of such Conversion Event. The Class D units would convert into Class A units such that the holders thereof would receive $4.2 million of such proceeds. The proceeds in excess of $45.8 million would be shared ratably by the other holders of Class A units.

Valuation

        To estimate certain expenses and record certain transactions, it is necessary for the Company to estimate the fair value of its membership units. Given the absence of a public trading market, and in accordance with the American Institute of Certified Public Accountants' Practice Guide, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation", the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine its best estimate of the fair value of its membership units. Factors considered included:

  •
  recent equity financings and the related valuations;

  •
  the estimated present value of the Company's future cash flows;

  •
  industry information such as market size and growth;

  •
  market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and

  •
  macroeconomic conditions.

        The Company updated the valuation of Class A membership units as of June 30, 2013 utilizing an enterprise valuation methodology with inputs similar to the previous valuation. At the time of the valuation, the Company had raised $58.2 million at an implied valuation of $21.24 per unit, and it was deemed appropriate to place additional weighting on this consideration, as compared to prior valuations. In addition, the Company's discounted cash flow forecasts were updated to reflect changes in market conditions and a commercial partnership agreement (Note 4). As a result of the revised inputs to the analysis, the estimated fair value of each Class A membership unit was determined to be $11.25 as of June 30, 2013.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

3. Members' Capital (Continued)

        The Company updated the valuation of Class A membership units as of October 31, 2013 using methodology consistent with prior valuations. At the time of the valuation, the Company was in the process of raising $50.0 million at an implied valuation of $13.06 per unit, the in process fund raising was closed on November 1, 2013. No significant changes to the business or the Company's discounted cash flow forecasts had occurred since the prior valuation. During this analysis, additional weighting was placed upon the implied valuation of the Company's fundraising efforts. The estimated fair value of each Class A membership unit remained at $11.25 as of October 31, 2013.

        The Company updated the valuation of Class A membership units as of May 31, 2014 using methodology consistent with prior valuations. At the time of the valuation, the Company's discounted cash flow forecasts were updated to reflect changes in market conditions. During this analysis, reduced weighting was placed upon the implied valuation of the Company's Ribasphere® products with additional weighting being placed on the Company's product pipeline and implied valuation based on recent fundraising. As a result of the revised inputs to the analysis, the estimated fair value of each Class A membership unit was decreased to $7.00 as of May 31, 2014.

        The Company updated the valuation of Class A membership units as of October 31, 2014 using methodology consistent with prior valuations. At the time of the valuation, the Company's discounted cash flow forecasts were updated to reflect changes in market conditions related to its Ribasphere® products. At the time of the valuation, there was no significant change in the weighting of assumptions, however, the implied value of the Ribasphere® products decreased based on the updated market conditions. The estimated fair value of each Class A membership unit was decreased to $6.00 as of October 31, 2014.

        The Company updated the valuation of Class A membership units as of September 30, 2015 using methodology consistent with prior valuations. At the time of the valuation, the Company had issued $92.0 million in second-lien convertible debt, and it was deemed appropriate to place additional weighting on this consideration, as compared to prior valuations. The Company's assigned no value to the Ribasphere® products to reflect changes in market conditions that have resulted in lower sales of the Ribasphere® products. As a result of the revised inputs to the analysis, the estimated fair value of each Class A membership unit was decreased to $5.00 as of September 30, 2015.

        No events have come to the attention of Company management between the date of the most recent valuation and the balance sheet date which would have a material impact on the per unit valuation of the Company.

4. Commercial Partnership

        On June 17, 2013 the Company entered into a series of agreements with a commercial partner whereby the Company issued a non-exclusive license for the domestic sale of Ribasphere® and also sold certain intellectual property and marketing rights related to the international sale of Ribasphere®. The Company received upfront payments totaling $64.0 million, and could receive additional contingent payments totaling $51.0 million based on the achievement of certain milestones. The Company earned and recognized $27.0 million and $1.0 million of such milestones during 2014 and 2013, respectively. The Company earned and recognized $8.0 million of such milestones during the nine months ended

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

4. Commercial Partnership (Continued)

September 30, 2014, while no such milestones were earned during the nine months ended September 30, 2015.

        Of the $64.0 million upfront payment, $44.0 million was considered allocable to the non-exclusive domestic licensing arrangement and was recorded as deferred revenue to be recognized over the 10 year term of the agreement. The Company recognized $4.4 million and $2.4 million of the upfront consideration to license revenue during the years ended December 31, 2014 and 2013, respectively. The Company recognized $3.3 million of the upfront consideration to license revenue during each of the nine months ended September 30, 2015 and 2014, respectively. As of December 31, 2014 and September 30, 2015, $37.2 million and $33.9 million is recorded as deferred revenue, respectively, of which $4.4 million is short-term.

        Of the $64.0 million upfront payment, $20.0 million was considered allocable to the sale of international intellectual property and marketing rights. The assets sold were part of the intangible asset related to the Company's Ribasphere® product rights. As such, the Company decreased the net book value of the intangible asset as of June 17, 2013 by the portion of the valuation associated with these rights (Note 8). The remaining consideration was recognized as a $13.4 million gain on divestiture of marketing rights in 2013.

        In April 2014, the Company received a payment of $3.0 million upon obtaining the regulatory approval of Ribasphere® in Germany, which was recognized as milestone revenue.

        In May 2014, the Company entered into an amendment with the commercial partner whereby the Company issued a non-exclusive, royalty-free sublicense to develop and commercialize Ribasphere®. The Company received an upfront payment totaling $5.0 million which was recorded as milestone revenue.

        On October 2, 2014, the Company entered into a series of amendments with the commercial partner whereby the Company agreed to eliminate all potential future unearned and unpaid milestones and also agreed to a revised royalty structure for the sale of Ribasphere® under the license agreement. The Company received a payment totaling $19.0 million which was considered allocable to the settlement of future milestones and revised royalty payout structure. The $19.0 million was recognized as milestone revenue at the time of the amendment. As part of the amendment, the Company additionally received upfront payments of $6.0 million in consideration of future royalties payable resulting from the resale of Ribasphere® by the commercial partner during 2015 and 2016. At the time of receipt the balance was recorded to Deferred Revenue, $3.0 million of which was recorded as short-term as it related to prepaid royalties for 2015 and $3.0 million of which was recorded as long-term as it related to prepaid royalties for 2016. The Company will recognize portions of the deferred revenue to income as Ribasphere® is sold by the commercial partner. The Company is entitled to receive additional compensation from the commercial partner for any royalties earned in excess of the annual prepayment. If royalties earned do not exceed the annual prepayment the Company is required to refund the excess to the commercial partner. We expect to refund approximately $2.6 million of the prepaid royalty to the Company's commercial partner, therefore have recorded this amount as an accrued expense at September 30, 2015.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt

        The Company is a party to three credit agreements in the following amounts (in thousands):

	September 30,	December 31,
	2015	2014	2013
Secured term debt due December 17, 2016 (A)	$—	$107,204	$130,000
Convertible debt due June 17, 2018 (B)	58,500	58,500	48,500
Secured term debt due June 17, 2018 (C)	35,000	—	—
Second-Lien convertible debt due August 28, 2019 (D)	94,260	—	—

Total debt before fee, interest and debt discount	187,760	165,704	178,500
Add: Fee payable at maturity	—	345	3,900
Paid-in-kind interest	13,495	7,292	10,786
Less: Deferred financing costs	(5,885)	(2,516)	(4,801)
Debt discount	(10,462)	(9,419)	(3,797)

Total debt payable	$184,908	$161,406	$184,588

Debt payable, current portion	$760	$12,000	$26,000
Debt payable, long-term	$184,148	$149,406	$158,588

A.    Secured Term Debt

2010 Secured Term Debt

        In October 2010, the Company entered into a secured term loan in the amount of $121.5 million with a syndication of lenders ("2010 Credit Agreement"). The borrowings were used to complete the October 2010 Acquisition and to provide additional working capital in support of the Company's growth. The interest rate on the loan was originally LIBOR plus 13% with a 2% floor. The Company incurred a 2% commitment fee in connection with the loan and was required to pay a 3% repayment fee on the maturity date of the loan. The basic terms of the loan required quarterly payments of interest only through the maturity date of the loan and required the Company to maintain certain financial covenants. Any outstanding balance of the loan and accrued interest was to be repaid on October 22, 2011, unless the Company elected to extend the maturity date by one year. The secured term loan is secured by the tangible and intangible property of the Company.

        The Company had entered into several amendments to the 2010 Credit Agreement. In October 2011, the Company entered into an Amended and Restated Credit Agreement ("Amended Credit Agreement"). In June 2013, the Company entered into the Second Amended Credit Agreement ("Second Amended Credit Agreement") and the First Amended and Restated Convertible Credit Agreement ("First Amended and Restated Convertible Credit Agreement"). In November 2014, the Company entered into the Third Amended Credit Agreement ("Third Amended Credit Agreement") and the Second Amended and Restated Convertible Credit Agreement ("Second Amended and Restated Convertible Credit Agreement").

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

2013 Second Amended Secured Term Debt

        In June 2013, the Company amended and restated the Amended Credit Agreement ("Second Amended Credit Agreement"), replacing certain existing lenders. The Second Amended Credit Agreement had a three year term, under which the total borrowings were $130.0 million. In the first year of the agreement, interest accrued at a rate of 17%, 5% of which was payable quarterly in cash and 12% of which was paid-in-kind quarterly as an increase of principal. Subsequent to the first year, interest was to accrue at a rate of 11%, all of which was payable in cash. The Company also issued three tranches of warrants that can be exercised for Class A units (Note 6).

        Deferred financing costs of $4.1 million were recognized in recording the Second Amended Credit Agreement and were to be amortized to interest expense over the three year term of the agreement. In connection with this transaction, fees paid to existing creditors, inclusive of financial instruments issued (Note 6), of $9.0 million were charged to loss on extinguishment of debt in accordance with FASB ASC Topic 470-50 "Debt Modifications and Extinguishments" ("ASC 470"). The Company incurred $4.0 million in debt issuance costs to new creditors, inclusive of financial instruments issued (Note 6), which were recorded as a debt discount being amortized to interest expense over the agreement's three year term.

        In the event the Company received a contingent payment from its commercial partner (Note 4), the lenders could have elected to require a mandatory debt prepayment equal to one-half of the balance received. The lenders had the ability to defer their decision to require a mandatory prepayment until the third quarter of 2014. The lenders did not elect to require such prepayment.

        In December 2013, the Company amended the Second Amended Credit Agreement. The amendment to the Second Amended Credit Agreement adjusted certain required covenant levels to allow for an additional $13.5 million of convertible debt (see "December 2013 First Amended Convertible Debt"). Cash fees paid to third parties totaling $335,000 were recorded to interest expense and cash fees paid to lenders totaling $270,000 were recorded as a debt discount.

        In March 2014 the Second Amended Credit Agreement was amended to delay a scheduled $6.5 million principal payment from March 31, 2014 to April 30, 2014. No fees resulted from this amendment and the principal payment was not made on April 30, 2014.

        In May 2014 a waiver was obtained on certain covenants in the Second Amended Credit Agreement and First Amended and Restated Convertible Credit Agreement which the Company was in violation of as of April 30, 2014. The Second Amended Credit Agreement was amended to delay a scheduled $6.5 million principal payment from April 30, 2014 to May 30, 2014 and a scheduled $1.5 million principal payment from April 2, 2014 to May 30, 2014. No fees resulted from this amendment.

        In June 2014 the Second Amended Credit Agreement was amended to delay a scheduled $6.5 million principal payment from April 30, 2014 to June 17, 2014 and a scheduled $1.5 million principal payment from April 2, 2014 to June 17, 2014. The amendment also allowed for a delay in the delivery of the Company's audit report for Fiscal Year 2013 to May 3, 2014. No fees resulted from this amendment. The Company's audit report was delivered on May 3, 2014 and the Company deposited

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

$8.0 million into a restricted cash account on June 13, 2014. Subsequently, the $8.0 million principal payment was made in October 2014.

November 2014 Third Amended Secured Term Debt

        In November 2014, the Company amended and restated the Second Amended Credit Agreement ("Third Amended Credit Agreement"), the First Amended and Restated Convertible Credit Agreement ("Second Amended and Restated Convertible Credit Agreement") and all three tranches of warrants with the original issue date of June 17, 2013 (Note 6), with the same parties as the Second Amended Credit Agreement. The Third Amended Credit Agreement was secured by the tangible and intangible property of the Company.

        Under the terms of the Third Amended Credit Agreement, the Company paid $32.6 million of principal which decreased the outstanding principal balance to $110.2 million and extended the maturity date to December 17, 2016. The Company was required to make quarterly principal payments in the amount of $3.0 million beginning December 31, 2014 through the maturity date. From November 26, 2014 through September 30, 2015, interest on the Third Amended Credit Agreement accrued at a rate of 9.75% and a rate of 14% thereafter, payable quarterly. Repayment premiums on principal payments other than the scheduled quarterly principal payments were to begin to accrue beginning October 1, 2015 at the rate of 2% on the principal amount of the loan, escalating quarterly to 10% after September 30, 2016. Minimum liquidity of $3.0 million was required at the Kadmon Pharmaceuticals subsidiary for the term of the Third Amended Credit Agreement. Under certain circumstances the Company was required to make mandatory prepayments of debt principal based on operating cash flows of the commercial business. No such prepayments were triggered as of December 31, 2014.

        Deferred financing costs of $47,000 were recognized in recording the Third Amended Credit Agreement and were to be amortized to interest expense over the remaining term of the agreement. Under the terms of the Second Amended and Restated Convertible Credit Agreement (section B below), the Company incurred a $10.0 million fee payable to the lenders through an increase to the principal balance of the convertible debt by the same amount. A portion of the fee was allocated to the Third Amended Credit Agreement based on total outstanding principal balances at the time of the amendments. The Company incurred $4.5 million in debt issuance costs to two lenders, inclusive of financial instruments issued (Note 6), which were recorded as a debt discount and are being amortized to interest expense over the remaining term of the agreement as the amendment was deemed a modification in accordance with ASC 470. Additionally, fees paid to one other creditor, inclusive of financial instruments issued (Note 6), of $3.0 million were charged to loss on extinguishment of debt in accordance with ASC 470. There was also $639,000 of previously recognized debt discount and $650,000 of previously recognized deferred financing cost write-offs charged to loss on extinguishment of debt in accordance with ASC 470 in connection with this transaction.

        The Third Amended Credit Agreement and Second Amended and Restated Convertible Credit Agreement contain reporting and financial covenants pertaining to Kadmon Pharmaceuticals, including minimum sales, minimum fixed charge coverage ratio, maximum leverage ratio, maximum capital and research and development expenditures, and a minimum adjusted EBITDA. As of December 31, 2014 the Company was in compliance with all covenants under the agreements.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

        In June and July 2015, the Company entered into the third and fourth amendments to the Third Amended Credit Agreement, which deferred the $3.0 million principal payment due June 30, 2015 to July 15, 2015 and July 31, 2015, respectively.

        In August 2015, the Company entered into a Waiver Agreement to the Third Amended Credit Agreement ("Waiver"), which deferred the $3.0 million principal payment due July 31, 2015 to August 14, 2015 and may be extended at the Company's request to August 28, 2015. The Waiver also waived specific defaults that occurred on July 31, 2015, including failure to maintain a minimum Consolidated EBITDA and debt to EBITDA ratio, until August 14, 2015 and may be extended at the Company's request to August 28, 2015.

        In August 2015, the Third Amended Credit Agreement was repaid in full through the partial use of proceeds from the issuance of secured term debt and second-lien convertible credit agreement in August 2015. As a result, the remaining debt discount totaling $3.7 million and deferred financings costs totaling $950,000 was expensed. There was $1.5 million of debt discount and $390,000 of deferred financing cost write-offs charged to loss on extinguishment of debt in accordance with ASC 470 and the remaining amounts were charged to interest expense.

B.    2013 Convertible Debt

June 2013 Convertible Debt

        In June 2013, in conjunction with the Second Amended Credit Agreement, the Company entered into a senior secured convertible credit agreement ("Convertible Debt Agreement"), with the same parties as the Second Amended Credit Agreement. The Convertible Debt Agreement has a five year term under which the total borrowings are $35.0 million. Interest is calculated at a rate of 10% and payable-in-kind quarterly as an increase of principal. As of September 30, 2015, all accrued interest was added to the principal balance. The debt is secured by the tangible and intangible property of the Company.

        Holders of the Convertible Debt Agreement may elect to convert any portion of principal in increments of $1.0 million to Class A membership units at any time. The initial conversion price is $18.00 per Class A unit. The holders may additionally receive a premium on their conversion option should certain events involving the Company's capital structure occur.

        Deferred financing costs of $1.6 million were recognized in recording the Convertible Debt Agreement and will be amortized to interest expense over the five year term of the agreement. Unamortized Deferred financing costs were $1.5 million at December 31, 2013, as $175,000 was charged to expense in 2013. In connection with this transaction, fees paid to existing creditors of $1.7 million were charged to loss on extinguishment of debt in accordance with ASC 470. The Company incurred $196,000 in debt issuance costs to new creditors, which were recorded as a debt discount being amortized to interest expense over the five year term.

        The Convertible Debt Agreement previously contained reporting and financial covenants pertaining to Kadmon Pharmaceuticals, including minimum sales, minimum fixed charge coverage ratio, maximum leverage ratio, maximum capital and research and development expenditures, and a minimum adjusted EBITDA.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

December 2013 First Amended Convertible Debt

        In December 2013, the Company amended and restated the Convertible Debt Agreement ("First Amended and Restated Convertible Credit Agreement"). The balance related to the Convertible Debt Agreement was increased by $13.5 million with identical interest and conversion provisions as the Convertible Debt Agreement. The amendment to the Second Amended Credit Agreement adjusted certain required covenant levels, to allow for the additional debt. The First Amended and Restated Convertible Credit Agreement was accounted for as a debt modification under ASC 470.

        The First Amended and Restated Convertible Credit Agreement triggered certain contingent features of the warrants issued on June 17, 2013 in conjunction with the Second Amended Credit Agreement, resulting in the issuance of 48,710 additional Class A unit warrants with an estimated fair value of $126,000, of which $91,000 was recorded as a debt discount and $35,000 was recorded to interest expense (Note 6).

November 2014 Second Amended Convertible Debt

        Under the terms of the Second Amended and Restated Convertible Credit Agreement, the Company incurred a $10.0 million fee payable to the lenders through an increase to the principal balance by the same amount. A portion of this fee was allocated to the Third Amended Credit Agreement based on total outstanding principal balances at the time of the amendments. No changes were made to the interest rate or term of the loan. The conversion price of this loan was amended to be the lesser of $12.00 per unit or discounted at 84.75% of the Class A membership unit price at the time of an initial public offering.

        Deferred financing costs of $4,000 were recognized in recording the Second Amended and Restated Convertible Credit Agreement and will be amortized to interest expense over the five year term of the agreement. As a result of this amendment, $3.5 million was recorded as a debt discount and is being amortized to interest expense over the remaining term of the agreement as the amendment was deemed a modification in accordance with ASC 470 for two creditors. Additionally, fees paid to one other creditor, inclusive of financial instruments issued (Note 6) of $245,000 was charged to loss on extinguishment of debt in accordance with ASC 470. There was also $19,000 of debt discount and $51,000 of deferred financing cost write-offs charged to loss on extinguishment of debt in accordance with ASC 470 in connection with this transaction. The Company was in compliance with all amended covenants as of December 31, 2014.

August 2015 Third Amended Convertible Debt

        Under the terms of the Third Amended and Restated Convertible Credit Agreement, the Company was permitted to enter into the 2015 Credit Agreement and a Second-Lien Convertible Debt Agreement. Most of the reporting and financial covenants pertaining to Kadmon Pharmaceuticals that were previously required were removed so that the Company only needs to maintain a minimum liquidity amount. Beginning after June 30, 2016, the Company will also need to meet a minimum revenue requirement. In August 2015, the Company further amended the terms of the Third Amended and Restated Convertible Credit Agreement to provide for, among other things, a $69.1 million term loan which matures on June 17, 2018. As consideration for the amendment, if a qualified IPO has not

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

been completed on or prior to March 31, 2016, the Company agreed to pay an amendment fee equal to $1.3 million to be allocated among the lenders. As a result of this amendment, $1.3 million was recorded as a debt discount at September 30, 2015 and is being amortized to interest expense over the remaining term of the agreement as the amendment was deemed a modification in accordance with ASC 470.

        The Company was in compliance with all amended covenants as of September 30, 2015.

C.    Secured Term Debt

August 2015 Secured Term Debt

        In August 2015, the Company entered into a secured term loan in the amount of $35.0 million with two lenders ("2015 Credit Agreement"). The borrowings were used to repay the 2010 Credit Agreement and to provide additional working capital in support of the Company's growth. The interest rate on the loan is LIBOR plus 9.375% with a 1% floor. The Company incurred and paid a $788,000 commitment fee in connection with the loan that will be amortized to interest expense over the term of the agreement. The basic terms of the loan require monthly payments of interest only through the first anniversary date of the loan and require the Company to maintain certain financial covenants requiring the Company to maintain a minimum liquidity amount and minimum revenue levels beginning after June 30, 2016. Beginning on the first anniversary date of the loan, the Company will be required to make monthly principal payments in the amount of $380,000. Any outstanding balance of the loan and accrued interest is to be repaid on June 17, 2018. The secured term loan is secured by the tangible and intangible property of the Company.

        In conjunction with 2015 Credit Agreement, warrants to purchase $6.3 million of Class A units were issued to two lenders, of which $5.4 million was recorded as a debt discount and $0.9 million was recorded as loss on extinguishment of debt (Note 6).

        Deferred financing costs of $1.3 million were recognized in recording the 2015 Credit Agreement and will be amortized to interest expense over the three year term of the agreement. Additionally, fees paid to one existing lender, inclusive of financial instruments issued (Note 6) of $113,000 was charged to loss on extinguishment of debt in accordance with ASC 470. There was also $1.5 million of debt discount and $390,000 of deferred financing cost write-offs charged to loss on extinguishment of debt in accordance with ASC 470 in connection with this transaction.

D.    2015 Second-Lien Convertible Debt

August 2015 Second-Lien Convertible Debt

        In August 2015, in conjunction with the 2015 Credit Agreement, the Company entered into a $130 million second-lien convertible credit agreement ("Second-Lien Convert"), with a syndicate of lenders including the same two parties as the 2015 Credit Agreement. The Second-Lien Convert has a four year term under which the total borrowings are $94.3 million, including $2.3 million in third party fees. Interest is calculated at a rate of 13.0% and payable-in-kind semi-annually as an increase of principal. If the Company has not consummated an initial public offering of not less than $50.0 million and listed on a national stock exchange ("Qualified IPO") on or before March 31, 2016, the interest

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

rate shall automatically increase on April 1, 2016 by an additional 3.0% and the interest rate shall subsequently increase by an additional 3.0% on each October 1 and April 1 until the interest rate equals 21.0% per annum, which shall remain the applicable interest rate so long as the Second-Lien Convert remains outstanding. As of September 30, 2015, all accrued interest was added to the principal balance. The debt is secured by the tangible and intangible property of the Company.

        Holders of the Second-Lien Convert may elect to convert any portion of principal to Class A units at any time following the Company's consummation of a Qualified IPO. The conversion price shall be equal to the product of (x) 90% and (y) the price per Class A Unit of the Company offered in a Qualified IPO provided, however, that the conversion price shall be capped at $12.00. The Company may redeem the Second-Lien Convert at its option, in whole or in part, at any time on or after the later of (x) the first anniversary of the issue date and (y) the date of the consummation of a Qualified IPO, at a redemption price of 150.0% of the principal amount, plus accrued and unpaid interest payable (at the Company's option) in cash or Class A Units. In addition, on or after the later of (x) the third anniversary of the issue date and (y) the date of the consummation of a Qualified IPO, the Company may redeem the Second-Lien Convert at its option, in whole or in part, at a redemption price in cash of 110.0% of the principal amount, plus accrued and unpaid interest.

        The Company incurred $2.3 million in third party fees that was settled through the issuance of second-line convertible notes. Deferred financing costs of $3.7 million were recognized in recording the Second-Lien Convert and will be amortized to interest expense over the four year term of the agreement. Unamortized Deferred financing costs were $3.7 million at September 30, 2015, as $78,000 was charged to expense in 2015. The Company incurred $52,000 in debt issuance costs to new creditors, which were recorded as a debt discount and is being amortized to interest expense over the four year term.

        The Company was in compliance with all covenants as of September 30, 2015.

        The minimum payments required on the outstanding balances of the Third Amended Credit Agreement and Second Amended and Restated Convertible Credit Agreement as of December 31, 2014 are (in thousands):

	Second Amended Credit Agreement	Convertible debt due June 17, 2018
2015	$12,000	$—
2016	95,549	—
2017	—	—
2018	—	65,793

Total	$107,549	$65,793

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

5. Debt (Continued)

        The minimum payments required on the outstanding balances of the 2015 Credit Agreement, Third Amended and Restated Convertible Credit Agreement and Second-Lien Convert as of September 30, 2015 are (in thousands):

	Secured term debt due June 17, 2018	Convertible debt due June 17, 2018	Second-Lien convertible debt due August 28, 2019
2015	$—	$—	$—
2016	1,900	—	—
2017	4,560	—	—
2018	28,540	70,837	—
2019	—	—	95,417

Total	$35,000	$70,837	$95,417

        The Company capitalizes a portion of interest cost associated with the Secured Term Debt. The capitalized amount is calculated based on the aggregate cash outlay in accordance with ASC Topic 835-20 "Capitalization of Interest". The Company recorded capitalized interest of $0 and $266,000 during the years ended December 31, 2014 and 2013, respectively. No such amounts were capitalized during the nine months ended September 30, 2015 and 2014,

        The following table provides components of interest expense and other related financing costs:

	Nine Months Ended September 30,		December 31,
	2015	2014	2014	2013
Interest expense	$7,090	$8,060	$12,204	$28,386
Interest paid-in-kind	6,202	11,909	13,374	10,786
Write-off of deferred financing costs and debt discount	2,752	—	—	—
Amortization of deferred financing costs and debt discount	3,752	2,373	3,333	3,467

Interest expense	$19,796	$22,342	$28,911	$42,639

6. Financial Instruments

Success Fee

        In association with the 2011 Amended Credit Agreement (Note 5) an executive officer and member issued an equity instrument for which the underlying value is based on 536,065 Class A membership units. The intrinsic value of the instrument is redeemable for cash upon certain defined liquidity or distribution events ("Success Fee"). No cash settlements associated with these instruments have occurred as of December 31, 2014 and September 30, 2015.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

6. Financial Instruments (Continued)

        As there are no quoted prices for identical or similar instruments, the Company has utilized a Black-Scholes calculation to value this instrument as of each balance sheet date, based on the following assumptions:

	September 30,	December 31,	December 31,
	2015	2014	2013
Unit price	$5.00	$6.00	$11.25
Strike price	$11.41	$11.41	$11.41
Volatility	72.55%	79.09%	44.76%
Risk-free interest rate	0.08%	0.19%	0.19%
Expected life	.50 years	.75 years	1.25 years
Expected dividend yield	—	—	—

        A liability was recorded based on the instrument's fair value of $46,000, $275,000 and $1.2 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. As a result of marking this instrument to market, the Company recorded ($888,000) and $869,000 to change in fair value of financial instruments for the years ended December 31, 2014 and 2013, respectively, and ($229,000) and ($1.1) million to change in fair value of financial instruments for the nine months ended September 30, 2015 and 2014, respectively.

Equity Issued Pursuant to Credit Agreements

        In connection with the Second Amended Credit Agreement in June 2013, the Company issued three tranches of warrants as fees to the lenders which are redeemable for Class A units. In the aggregate, the first warrant tranche is redeemable for 1,119,618 Class A membership units at a strike price of $10.00 and exercisable as of the date of issuance. In the aggregate, the second warrant tranche is exercisable for 559,810 Class A membership units at a strike price of $13.75 and exercisable as of the date of issuance. In the aggregate, the third tranche is exercisable for 559,810 Class A membership units at a strike price of $16.50. The third warrant tranche is not exercisable until December 17, 2015, and will vest only if there are outstanding obligations under the Second Amended Credit Agreement, and contains a provision whereby the exercise price may decrease based on certain potential future events. All three warrant tranches contain a fixed number of units exercisable as of September 30, 2015. The warrants issued to existing lenders were recorded to loss on extinguishment of debt and warrants issued to new creditors were recorded as a debt discount and will be amortized over the three year term (Note 5) in accordance with ASC 470.

        The December 2013 First Amended and Restated Convertible Credit Agreement effectively resulted in the issuance of an additional 24,356, 12,177 and 12,177 of the first, second and third tranches of these warrants, respectively. The portion of the estimated fair value of these warrants which were issued to lenders that increased their principal balance in December 2013 was recorded as a debt discount to be amortized over the remaining term of the First Amended and Restated Convertible Credit Agreement, the portion of the estimated fair value of these warrants which was issued to lenders that did not increase their principal balance in December 2013 was recorded to interest expense (Note 5).

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

6. Financial Instruments (Continued)

        In November 2014, under the terms of the Third Amended Credit Agreement, the strike price in all three tranches of warrants held by the lenders was amended to be the lower of $9.50 per unit or 85% of a future IPO price. In addition, the tranche 3 warrants were vested immediately. At the time the warrants were issued in June 2013, all three tranches were accounted for as a liability with changes in fair value being recorded to change in fair value of financial instruments. In June 2014, the variable unit provision in all three warrant tranche agreements expired. This resulted in the fair value of these warrants, amounting to $447,000 as of that date, being reclassified from liability to equity. The Company continued to account for tranche 3 as a liability due to the variable price feature contained in the instrument.

        As the price for all tranches becomes variable as of the date of the Third Amended Credit Agreement as the strike price does not become fixed before an IPO, all three tranches of warrants will be recorded as a liability through IPO conversion with changes in fair value being recorded to change in fair value of financial instruments. Upon conversion, the fair value of the liability at that date will be reclassified from liability to equity.

        As a result of this amendment, the tranche 1 and 2 warrants were reclassified from equity to liability in the amount of $596,000 and the tranche 3 warrants were reclassified from long term to short-term liability in the amount of $931,000. As a result of the change in fair value of the warrants, $415,000 was charged to loss on extinguishment of debt in accordance with ASC 470 and $782,000 was charged to debt discount and will be amortized over the remaining term of the debt during the fourth quarter of 2014. The fair value of the warrants was $1.9 million, $3.2 million and $5.9 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The change in fair value of the warrants was ($4.1) million and ($130,000) for the years ended December 31, 2014 and 2013, respectively, and ($1.3) million and ($4.5) million for the nine months ended September 30, 2015 and 2014, respectively.

        As there are no quoted prices for identical or similar instruments, the Company has utilized a Black-Scholes calculation to measure the first and second warrant tranches and a binominal model to measure the third warrant tranche as of December 31, 2013. As of November 26, 2014, December 31, 2014 and September 30, 2015 the Company utilized a binomial model to measure all three warrant tranches. Due to the uncertainty of the strike price of the warrants, the Company performed each calculation multiple times using a weighted number of units exercisable based on the Company's best

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

6. Financial Instruments (Continued)

estimate of how many units will be issuable. The inputs used in the calculations as of the dates of issuance and the balance sheet dates are as follows:

Tranche	Input	September 30, 2015	December 31, 2014	November 26, 2014	December 31, 2013
First	Unit price	$5.00	$6.00	$6.00	$11.25
	Strike price*	$9.50	$9.50	$9.50	$10.00
	Volatility	72.55%	79.09%	74.35%	44.76%
	Risk-free interest rate	0.08%	0.19%	0.07%	0.19%
	Expected life	.50 years	.75 years	.59 years	1.25 years
	Expected dividend yield	—	—	—	—
Second	Unit price	$5.00	$6.00	$6.00	$11.25
	Strike price*	$9.50	$9.50	$9.50	$13.75
	Volatility	72.55%	79.09%	74.35%	44.76%
	Risk-free interest rate	0.08%	0.19%	0.07%	0.19%
	Expected life	.50 years	.75 years	.59 years	1.25 years
	Expected dividend yield	—	—	—	—
Third	Unit price	$5.00	$6.00	$6.00	$11.25
	Strike price*	$9.50	$9.50	$9.50	$16.50
	Volatility	72.55%	79.09%	74.35%	43.74%
	Risk-free interest rate	0.08%	0.19%	0.07%	0.38%
	Expected life	.50 years	.75 years	.59 years	2 years
	Expected dividend yield	—	—	—	—

*
As of December 31, 2013, the strike price of the third tranche of warrants was adjusted within the respective binomial calculations to reflect the contingent exercise price described above. As of November 26, 2014, December 31, 2014 and September 30, 2015, the strike prices of each tranche of warrants were adjusted within the respective binomial calculations to reflect the contingent exercise price described above.

        In connection with the 2015 Credit Agreement, the Company issued warrants as fees to the lenders to purchase an aggregate of $6.3 million of the Company's Class A units. The strike price of the warrants is 85% of the price per unit in an IPO or, if before an IPO, 85% of the deemed per unit equity value as defined in the 2015 Credit Agreement. The warrants are exercisable as of the earlier of an IPO or July 1, 2016. Since these warrants do not contain a fixed number of units exercisable as of September 30, 2015, they are recorded as a liability. The warrants issued to an existing lender was recorded to loss on extinguishment of debt of $0.9 million and the warrants issued to the new lender was recorded as a debt discount of $5.4 million and will be amortized over the three year term (Note 5) in accordance with ASC 470.

        None of these instruments have been exercised as of September 30, 2015, December 31, 2015 and December 31, 2014.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

6. Financial Instruments (Continued)

Other Warrants

        On April 16, 2013, the Company issued warrants with an estimated fair value of $1.4 million for the purchase of 300,000 Class A membership units at a strike price of $21.24 as consideration for fundraising efforts performed. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

Fair Value of Long-term Debt

        As of December 31, 2014 the Company maintained long-term secured term debt and long-term convertible debt balances of $88.5 million and $60.9 million, respectively. As of September 30, 2015 the Company maintained long-term secured term debt and long-term convertible debt balances of $26.7 million and $158.7 million, respectively. The underlying agreements for these balances were negotiated with parties that included fully independent third parties, at an interest rate which is considered to be in line with over-arching market conditions. Based on these factors management considers the carrying value of the debt to approximate fair value as of September 30, 2015 and December 31, 2014.

Fair Value Classification

        The table below represents the values of the Company's financial instruments as of September 30, 2015, December 31, 2014 and December 31, 2013 (in thousands):

	Fair value measurement using significant unobservable inputs (level 3)
Description	September 30, 2015	December 31, 2014	December 31, 2013
Warrants	$8,169	$3,208	$5,942
Success fee	46	275	1,164

Total	$8,215	$3,483	$7,106

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

6. Financial Instruments (Continued)

        The table below represents a rollforward of the Level 3 investments from December 31, 2012 to September 30, 2015 (in thousands).

Significant unobservable inputs (level 3)
Balance as of December 31, 2012	$294
Issuance of warrants on June 17, 2013	7,693
Issuance of warrants on December 20, 2013	126
Change in fair value of financial instruments	(1007)

Balance as of December 31, 2013	$7,106

Change in fair value of financial instruments	(4,969)
Change in fair value of warrants as part of debt amendment	1,197
Reclassification of warrants between equity and liability, net	149

Balance as of December 31, 2014	$3,483

Change in fair value of financial instruments	(1,568)
Fair value of warrants issued in connection with 2015 credit agreement	6,300

Balance as of September 30, 2015	$8,215

7. Fixed Assets

        Fixed assets consisted of the following (in thousands):

	Useful Lives (Years)	September 30, 2015	December 31, 2014	December 31, 2013
Leasehold improvements	4 - 8	$10,019	$10,019	$9,580
Office equipment and furniture	3 - 15	2,046	1,996	1,804
Machinery and laboratory equipment	3 - 15	3,082	2,997	2,713
Software	1 - 5	3,409	3,376	1,606
Construction-in-progress	—	—	62	613

Total fixed assets		18,556	18,450	16,316
Less accumulated depreciation and amortization		(11,070)	(9,329)	(6,712)

Fixed assets, net		$7,486	$9,121	$9,604

        Depreciation and amortization of fixed assets totaled $2.6 million in each of the years ended December 31, 2014 and 2013 and $1.7 million and $2.1 million for the nine months ended September 30, 2015 and 2014, respectively.

        The construction-in-progress balance was related to costs of unimplemented software still under development. Unamortized computer software costs were $1.5 million, $2.0 million and $577,000 at September 30, 2015, December 31, 2014 and 2013, respectively. The amortization of computer software costs amounted to $324,000 and $286,000 during the years ended December 31, 2014 and 2013,

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

7. Fixed Assets (Continued)

respectively, and $539,000 and $222,000 during the nine months ended September 30, 2015 and 2014, respectively.

8. Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill and other amortizable intangible assets for the nine months ended September 30, 2015 and years ended December 31, 2014 and 2013 are as follows (in thousands):

	Balance as of December 31, 2012	Amortization	Sale of Marketing Rights	Balance as of December 31, 2013	Remaining Useful Life as of December 31, 2013
Ribasphere product rights	$116,832	$(14,486)	$(6,581)	$95,765	7
Goodwill	$3,580	$—	$—	$3,580	—

	Balance as of December 31, 2013	Amortization	Impairment	Balance as of December 31, 2014	Remaining Useful Life as of December 31, 2014
Ribasphere product rights	$95,765	$(21,831)	$—	$73,934	2.5
Goodwill	$3,580	$—	$—	$3,580	—

	Balance as of December 31, 2014	Amortization	Impairment	Balance as of September 30, 2015	Remaining Useful Life as of September 30, 2015
Ribasphere product rights	$73,934	$(22,180)	$(31,269)	$20,485	1.25
Goodwill	$3,580	$—	$—	$3,580	—

        In connection with the acquisition of Kadmon Pharmaceuticals, LLC, formerly known as Three Rivers Pharmaceuticals, LLC in October 2010, the Company acquired intangible assets of $149.7 million related to the estimated fair value of Ribasphere® product rights, which product rights included regulatory marketing rights, product licenses and patents. The Company also acquired goodwill in connection with this transaction. In June 2013 the Company sold intangible assets for international intellectual property and marketing rights related to the Company's Ribasphere® product rights (Note 4). As a result of the transaction, the Company decreased intangible assets by the value associated with such rights in the amount of $9.0 million, which had a net book value of $6.6 million at the time of the transaction.

        Ribasphere® product rights were capitalized and were being amortized over 10 years; however, during June 2014, the Company determined that the actual lives of the Ribasphere® product rights intangible asset was shorter than the estimated useful lives used for amortization purposes in the Company's financial statements due to the emergence of competitor products that do not necessitate the use of Ribasphere® as a complement in treating chronic hepatitis C infection. As a result, effective July 1, 2014, the Company changed its estimate of the useful life of its Ribasphere® product rights intangible asset to three years to better reflect the estimated period during which the asset will

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

8. Goodwill and Other Intangible Assets (Continued)

generate cash flows. The revisions were accounted for prospectively and the effect of this change in estimate was an incremental increase in amortization expense of $7.7 million in 2014.

        In September 2015, the Company reviewed the estimated useful life of the Ribasphere® product rights and determined that the actual lives of the Ribasphere® product rights intangible asset was shorter than the estimated useful lives used for amortization purposes in the Company's financial statements due to the continued growth of competitor products that do not necessitate the use of Ribasphere® as a complement in treating chronic hepatitis C infection. As a result, effective September 30, 2015, the Company changed its estimate of the useful life of its Ribasphere® product rights intangible asset to 1.25 years to better reflect the estimated period during which the remaining asset will generate cash flows. The Company also determined that the estimated fair value of the Ribasphere® product rights was impaired and recorded an impairment loss of $31.3 million in September 2015.

        Amortization expense is included within selling, general and administrative expense on the Company's consolidated statements of operations. The Company recorded amortization expense related to the intangible asset of $21.8 million and $14.5 million for the years ended December 31, 2014 and 2013, respectively, and $22.1 million and $14.4 million for the nine months ended September 30, 2015 and 2014, respectively. The accumulated amortization of the intangible asset was $120.2 million, $66.8 million and $44.9 million as of September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The remaining $20.5 million balance in the intangible asset will be amortized on a straight-line basis through December 2016.

9. License and Collaboration Agreements

Yale University

        On February 4, 2011, the Company entered into a license agreement with Yale University, whereby the Company obtained the worldwide exclusive license and right to make, use, sell, import and export PHY906, a development stage botanical compound, and the related technology. Under the license agreement, the Company paid an upfront fee of $209,000 and will be required to pay Yale University an annual license maintenance fee of $50,000 beginning in 2015, escalating to $100,000 in 2017 and all subsequent years during the term of the license, until single digit royalties based on gross sales of PHY906 are payable. All royalties will be expensed as incurred. The Company is also required to make other payments totaling $92.0 million to Yale University that are contingent on the achievement of certain milestones, such as receiving certain government approvals and commencing certain clinical trials.

        As part of the agreement, the Company has agreed to spend no less than $2.0 million annually in a reasonable commercial effort to obtain the first sale of a licensed product. In the event the Company does not comply with this requirement, Yale University maintains the right to terminate the license. At this time, the Company believes the likelihood of not achieving this requirement is remote.

        No milestones or sales related to this arrangement were achieved as of December 31, 2014 and September 30, 2015.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

Symphony Evolution, Inc.

        On August 13, 2010, the Company entered into a license agreement with Symphony Evolution, Inc. ("Symphony") whereby the Company obtained from Symphony the worldwide exclusive license and right to make, use, sell, import and export XL647 and the related technology in the field of oncology (the "XL647 License"). The XL647 License requires the Company to make payments contingent on the achievement of certain development milestones (such as receiving certain government approvals and commencing certain clinical trials) and sales targets, totaling $379.4 million. The XL647 License also includes single digit royalty payments commencing on the first commercial sale of any licensed product. No development milestones or sales were achieved as of December 31, 2014 or September 30, 2015.

        On October 31, 2013, the Company and Symphony executed an additional amendment, whereby the deadline for commencement of the PKD trial was extended through 2014. At the time this extension was executed the Company paid an additional $1.0 million in fees to Symphony. These fees were recorded as research and development expense during 2013. The Company was additionally obligated to pay Symphony $500,000 on or before January 31, 2014 and $1.0 million on or before May 1, 2014. These amounts were recorded as research and development expense during 2013 and are included in accounts payable at December 31, 2013. In February 2014, the Company paid $500,000 to settle the payment due on January 31, 2014. On May 1, 2014 the Company and Symphony executed an additional amendment to the amended and restated agreement, whereby the $1.0 million payment due on May 1, 2014 was extended to June 1, 2014. This amendment increased the payment to $1.1 million to include fees for deferral of the payment. These fees were recorded as research and development expense during 2014.

        On June 11, 2014 the Company and Symphony executed an additional amendment to the amended and restated agreement, whereby the $1.1 million payment due on June 1, 2014 was extended to September 30, 2014. This amendment increased the payment to $1.2 million to include fees for deferral of the payment. The Company expensed $200,000 to research and development expense for these additional fees for the nine months ended September 30, 2014.

        On September 30, 2014 the Company and Symphony executed an additional amendment to the amended and restated agreement, whereby the $1.2 million payment due on September 30, 2014 was extended to November 30, 2014. This amendment increased the payment to $1.4 million to include fees for deferral of the payment. These fees were recorded as research and development expense during 2014. In November 2014, the Company made payment to Symphony for $1.4 million in settlement of this obligation.

        All other contingent payments will be expensed as research and development as incurred.

Valeant Holdings International

Infergen

        On January 14, 2008, Kadmon Pharmaceuticals acquired the drug Infergen from Valeant Holdings International ("Valeant"). In connection with the acquisition of Kadmon Pharmaceuticals, LLC, formerly known as Three Rivers Pharmaceuticals, LLC in October 2010, the Company assumed a liability payable to Valeant, not contingent on the performance of the asset, of $6.9 million. This

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

liability was due in October 2013 and is recorded as other milestone payable on the Company's consolidated balance sheets. During 2014, two payments totaling $3.0 million were made reducing this liability to $3.9 million at December 31, 2014 and September 30, 2015. A discount rate of 15.25%, representing the Company's borrowing rate at the time of the October 2010 Acquisition, was used to determine the present value and accrete interest expense. Interest expense to accrete this liability to its present value was $0 and $662,200 for the year's ended December 31, 2014 and 2013, respectively.

        The Company discontinued sales of Infergen in the United States in September of 2013. On October 23, 2013, the Company divested the worldwide property rights, intellectual property, and certain contracts and inventory to an unrelated party in exchange for future royalty streams in the event that the third party commercializes or sublicenses the product.

Syprine

        On February 25, 2014, the Company entered into an agreement with Valeant for the co-promotion of Syprine®, a chelation therapy indicated in the treatment of patients with Wilson's disease who are intolerant of penicillamine. Under the agreement Valeant holds all marketing and distribution rights and responsibilities and the Company will co-promote Syprine through our existing sales force and commercial network. Valeant will pay the Company a co-promotion fee equal to 10% of Valeant's gross profit from the sale of Syprine, 50% of which must be used to pay down the Company's milestone payable and 50% of which may be used at the Company's discretion. At the time the other milestone payable has been satisfied in full, the entire co-promotion fee may be used at the Company's discretion.

        At the time the agreement was executed the Company had a liability payable to Valeant of $6.9 million. The Company paid Valeant $1.5 million of the other milestone payable and was required to pay an additional $1.5 million of this obligation before December 15, 2014. The Company made this payment in December 2014. The Company must additionally satisfy the remaining balance of the other milestone payable of $3.9 million if a defined liquidity or distribution event occurs.

VIVUS

Qsymia

        In June 2015, the Company entered into an agreement with VIVUS for the co-promotion of Qsymia®, a combination of phentermine and topiramate extended-release indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults. Under the agreement VIVUS holds all marketing and distribution rights and responsibilities and the Company will co-promote Qsymia through its existing sales force and commercial network. VIVUS will pay the Company a co-promotion fee equal to 40% of the per prescription net revenue for each prescription filled of Qsymia by the Company. No meaningful revenue has been generated from this agreement as of September 30, 2015.

Princeton University

        On December 8, 2010, the Company entered into a license agreement with Princeton University ("Princeton") whereby the Company obtained from Princeton a worldwide exclusive license and right to make, use and sell products identified by Princeton's Flux technology ("Princeton License"). Pursuant

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

to the Princeton License, the Company transferred to Princeton and Princeton designees a total of 20,000 Class A membership units in the Company in July 2011, valued at $39,000. The Company is further obligated to pay Princeton an annual license fee of $60,000, which is recorded as research and development expense. In addition, the Princeton License requires the Company to make payments contingent on the achievement of certain development milestones totaling $31.0 million, such as receiving certain government approvals. Upon commercial sale, the Company is obligated to pay a low single digit royalty based on net sales levels. No development milestones or sales were achieved as of December 31, 2014 and September 30, 2015.

MeiraGTx Limited

        The Company formed Kadmon Gene Therapy, LLC ("KGT") in October 2014, a Delaware limited liability company and wholly-owned subsidiary of the Company. The Company obtained Board approval to contribute certain of its gene therapy-related assets to KGT. The Company's lenders approved this asset contribution and agreed to release these assets from the lien of the Second Amended and Restated Convertible Credit Agreement and the Third Amended Credit Agreement upon KGT raising $5.0 million in equity capital from third parties. As of April 2015, KGT raised $6.6 million in equity subscription proceeds.

        In April 2015, the Company executed several agreements which transferred the Company's ownership of KGT to MeiraGTx Limited ("MeiraGTx"), a wholly-owned subsidiary of the Company. As part of these agreements, the Company also transferred various property rights, employees and management tied to the ongoing development of the intellectual property and contracts identified in the agreements to MeiraGTx. At a later date, MeiraGTx ratified its shareholder agreement and accepted the pending equity subscription agreements, which provided equity ownership to various parties. The execution of these agreements resulted in a 48% ownership in MeiraGTx by the Company. The Company's investment is being accounted for under the equity method at zero cost and an estimated fair value at the time of the transaction of $24 million. This value was determined based upon the implied value established by the cash raised by MeiraGTx in exchange for equity interests by third parties. The Company is represented on the board of managers of MeiraGTx and is a party to decisions which influence the direction of the organization.

        The Company has assessed the applicability of ASC 810 after the execution of the aforementioned agreements and based on the corporate structure, voting rights and contributions of the various parties in connection with these agreements, determined that MeiraGTx is a variable interest entity, however consolidation is not required as the Company is not the primary beneficiary based upon the voting and managerial structure of the entity. The Company accounted for its investment in MeiraGTx using the equity method. After MeiraGTx is deconsolidated or derecognized, any retained ownership interest is initially recognized at fair value and a gain or loss is recognized. The Company recognized a gain of $24 million based on the fair value of this equity investment.

        The Company assessed the recoverability of the investment in MeiraGTx as of September 30, 2015 and identified no events or changes in circumstances that may have a significant adverse impact on the fair value of this investment. The Company maintains a 44.4% ownership in MeiraGTx as of September 30, 2015. From April 2015 through September 30, 2015 the Company recorded a loss on

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

investment of $1.1 million. The Company's maximum exposure associated with MeiraGTx is limited to its initial investment of $24.0 million.

Nano Terra, Inc.

        On April 8, 2011, the Company entered into a series of transactions with Nano Terra, Inc. ("Nano Terra"), pursuant to which the Company (i) paid $2.3 million for Nano Terra's Series B Preferred Stock, (ii) entered into a joint venture with Surface Logix, Inc. ("Surface Logix") (Nano Terra's wholly-owned subsidiary) through the formation of NT Life Sciences, LLC ("NT Life"), whereby the Company contributed $0.9 million at the date of formation in exchange for a 50% interest in NT Life and (iii) entered into a sub-licensing arrangement with NT Life. Pursuant to the sub-licensing arrangement, the Company was granted a perpetual, worldwide, exclusive license to three clinical-stage product candidates owned by Surface Logix, as well as rights to Surface Logix's drug discovery platform, Pharmacomer™ Technology, each of which were licensed by Surface Logix to NT Life.

        The primary product candidates are currently in early to mid-stage clinical development for a variety of diseases and target several novel pathways of disease by inhibiting the activity of specific enzymes.

        Nano Terra and NT Life are research and development companies, each of which independently maintains intellectual property for the purpose of pursuing medical discoveries. The Company is a minority shareholder of Nano Terra and thereby is unable to exercise significant influence with regard to the entity's daily operations. The Company is represented on the board of managers of NT Life and is a party to decisions which influence the direction of the organization.

        Since inception, the Company has continuously assessed the applicability of ASC 810, based on the corporate structure, voting rights and contributions of the various parties in connection with these agreements, and determined that Nano Terra and NT Life are not variable interest entities and not subject to consolidation. On April 8, 2011 the Company recorded its $2.3 million investment in Nano Terra in accordance with ASC 325, and its investment of $0.9 million in NT Life in accordance with ASC 323, of which was $450,000 was recorded as a loss on equity investment and $450,000 was recorded as an impairment loss in 2011. In accordance with ASC 325-20-35, the Company assessed the recoverability of the investment in Nano Terra as of September 30, 2015, December 31, 2014 and December 31, 2013 and identified no events or changes in circumstances that may have a significant adverse impact on the fair value of this investment. There was no activity of the joint venture during the first nine months of 2015 or the years ended December 31, 2014 and 2013 which resulted in income or loss to the Company. The Company's maximum exposure associated with Nano Terra and NT Life is limited to cash contributions made.

        Additionally, future licensing and royalty fees to NT Life and Surface Logix are based on the achievement of certain milestones relative to achieving ANDA approvals, net sales and sublicense revenues. No milestones or sales were achieved as of December 31, 2014 and September 30, 2015.

Dyax Corp.

        On July 22, 2011 the Company entered into a license agreement with Dyax Corp. ("Dyax") for the rights to use the Dyax Antibody Libraries, Dyax Materials and Dyax Know-How (collectively "Dyax

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

Property"). Unless otherwise terminated, the agreement is for a term of four years. The agreement includes the world-wide, non-exclusive, royalty-free, non-transferable licenses to be used in the research field, without the right to sublicense. Additionally, the Company has the option to obtain a sublicense for use in the commercial field if any research target is obtained. The Company was required to pay Dyax $600,000 upon entering into the agreement and $300,000 annually to maintain the agreement. The initial payment was deferred and recorded as prepaid expense; $300,000 of which will be amortized over the term of the agreement, and $300,000 of which was amortized in a manner consistent with that of the annual payments. All subsequent annual payments will be and have been recorded as prepaid expense and amortized over the applicable term of one year. The balance of the Dyax current prepaid research and development expense is $29,000, $217,000 and $291,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

        On September 13, 2012 the Company entered into a separate license agreement with Dyax whereby the Company obtained from Dyax the exclusive, worldwide license to use research, develop, manufacture and commercialize DX-2400 in exchange for payment of $500,000. All payments associated with this agreement were recorded as research and development expense at the time the agreement was executed.

        The DX-2400 license requires the Company to make additional payments contingent on the achievement of certain development milestones (such as receiving certain regulatory approvals and commencing certain clinical trials) and sales targets. None of these targets have been achieved and, as such, no assets or liabilities associated with the milestones have been recorded in the accompanying consolidated financial statements for the nine months ended September 30, 2015 or year ended December 31, 2014. The DX-2400 license also includes royalty payments commencing on the first commercial sale of any licensed product, which had not occurred as of December 31, 2014 and September 30, 2015.

Chiromics

        On November 18, 2011 the Company entered into a non-exclusive, royalty free license agreement with Chiromics Pharmaceuticals, Inc. ("Chiromics") for access to two chemical compound libraries for the research, discovery and development of biological and/or pharmaceutical products. The Company was required to pay $200,000 upon execution of the agreement and $150,000 following the delivery of each of the chemical compounds included within the related library. The Company is additionally required to make quarterly payments of $200,000 for the eight quarters following delivery of all compounds; such payments were expensed in those quarters. The balance of the asset associated with the Chiromics agreement was $787,000 at December 31, 2013, while it had no balance as of September 30, 2015 and December 31, 2014. The payable balance associated with these agreements is $500,000, $600,000 and $600,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

Concordia

        On December 16, 2011, the Company purchased certain intellectual property rights and associated contractual rights and obligations from Concordia Pharmaceuticals, Inc. ("Concordia") for $500,000. The contractual rights include contingent payments by the Company to Concordia for certain

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

developmental milestones (such as receiving certain government approvals and commencing certain clinical trials) and sales targets. The Company additionally acquired a sublicense which includes contingent payments to the Company by a sublicensee for certain developmental milestones (such as receiving certain government approvals and commencing certain clinical trials) and sales targets. None of these targets have been achieved, as such; no assets or liabilities associated with the milestones have been recorded in the accompanying consolidated financial statements as of September 30, 2015, December 31, 2014 or December 31, 2013.

EffRx

        On March 12, 2014 the Company entered into a development and license agreement with EffRx Pharmaceuticals S.A. ("EffRx") for the development of effervescent formulations of certain pharmaceutical products. Under the agreement the Company will reimburse EffRx for developmental expenditures on a cost plus basis and is contingently obligated to make additional payments upon the achievement of certain developmental milestones and royalty payments upon any future sales. The Company paid EffRx $500,000 in consideration for certain licenses and intellectual property rights granted to the Company for use in the development and license agreement at the time the agreement was executed, which was recorded as research and development expense during the nine months ended September 30, 2014.

        The agreement includes contingent payments by the Company to EffRx for certain developmental milestones (such as receiving certain government approvals) and sales targets. None of these targets have been achieved, as such; no assets or liabilities associated with the milestones have been recorded in the accompanying consolidated financial statements as of September 30, 2015, December 31, 2014 or December 31, 2013.

Children's Medical Center

        In March 2012, the Company entered into two exclusive license agreements with Children's Medical Center Corporation ("CMCC") for the exclusive license of intellectual property and patent rights to the Company. The Company was obligated to pay $481,000 to CMCC in licensing fees and issue a total of 220,000 Class A membership units with an estimated fair value of $1.3 million to CMCC and designees of CMCC as consideration for the agreements. These expenses were recorded to research and development during the fourth quarter of 2014. The agreements include additional contingent payments by the Company to CMCC for achievement of certain development milestones (such as receiving certain governmental approvals and commencing certain clinical trials) and sales targets. None of these targets have been achieved, as such; no assets or liabilities associated with the milestones have been recorded in the accompanying consolidated financial statements as of September 30, 2015, December 31, 2014 or December 31, 2013. These agreements were transferred to MeiraGTx in April 2015.

Zydus

        In June 2008, the Company entered into an asset purchase agreement with Zydus Pharmaceuticals USA, Inc. and Cadila Healthcare Limited where we purchased all of Zydus' rights, title and interest to high dosages of ribavirin. Under the terms of the agreement, the Company paid a one-time purchase price of $1.1 million. The Company is required to pay a royalty based on net sales of products in the low twenty percents, subject to specified reductions and offsets.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

9. License and Collaboration Agreements (Continued)

        In June 2008, the Company also entered into a non-exclusive patent license agreement with Zydus, under which Zydus granted to the Company a non-exclusive, royalty free, fully paid up, non-transferable license under certain Zydus patent rights related to ribavirin. This agreement will expire upon the expiration or termination of a specific licensed patent. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period or upon the bankruptcy or insolvency of the other party.

        The Company recorded royalty expense of $6.5 million and $5.3 million for the years ended December 31, 2014 and 2013, respectively, and $2.1 million and $5.7 million for the nine months ended September 30, 2015 and 2014, respectively.

Jinghua

        In November 2015, the Company entered into a collaboration and license agreement with Jinghua Pharmaceutical Group. Under this agreement, the Company granted to Jinghua an exclusive, royalty-bearing, sublicensable license under certain of its intellectual property and know-how to use, develop, manufacture, and commercialize certain monoclonal antibodies in China, Hong Kong, Macau and Taiwan.

        In partial consideration for the rights granted to Jinghua under the agreement, the Company received an upfront payment of $10.0 million in the form of an equity investment in Class E units of the Company. The Company is eligible to receive from Jinghua a royalty equal to a percentage of net sales of product in the territory in the low ten percents. In addition to such payments, the Company is eligible to receive milestone payments for the achievement of certain development milestones, totaling up to $40.0 million. The Company is also eligible to receive a portion of sublicensing revenue from Jinghua ranging from the low ten percents to the low thirty percents based on the development stage of a product.

        The Company's agreement with Jinghua will continue on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of the product in such country or the date on which there is no longer a valid claim covering the licensed antibody contained in the product in such country. Either party may terminate the agreement for any material breach by the other party that is not cured within a specified time period or upon the bankruptcy or insolvency of the other party.

10. Unit-based Compensation

2011 Equity Incentive Plan—Options

        The 2011 Equity Incentive Plan was adopted in July 2011. Under this plan, the board of managers may grant unit-based awards to employees, officers, directors, managers, consultants and advisors. The plan was amended on November 7, 2013 to authorize the grant of an amount of options to purchase Class A units equal to 7.5% of the outstanding class A units calculated on a fully diluted basis. As of December 31, 2014 and September 30, 2015 the number of additional units available for grant was 1,690,734 and 5,198,416, respectively. The board of managers has the authority, in its discretion, to determine the terms and conditions of any option grant, including the vesting schedule.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

10. Unit-based Compensation (Continued)

        All options outstanding as of December 31, 2014 and September 30, 2015 will vest ratably through 2017. Total unrecognized compensation expense related to unvested unit options granted under the Company's unit-based compensation plan was $10.0 million and $4.5 million at December 31, 2014 and September 30, 2015, respectively. That expense is expected to be recognized over a weighted average period of 2.0 years and 1.6 years as of December 31, 2014 and September 30, 2015, respectively. The Company recorded unit-based option compensation expense under the 2011 Equity Incentive Plan of $4.5 million and $5.8 million for the years ended December 31, 2014 and 2013, respectively, and $4.7 million and $3.5 million for the nine months ended September 30, 2015 and 2014, respectively.

        In January 2015, the Company completed an exchange of certain employee stock options issued under the Company's 2011 Equity Incentive Plan (the "Exchange"). Certain previously granted options were exchanged for new options with a lower exercise price granted on a one-for-one basis. Options to purchase an aggregate of approximately 2.3 million of the Company's Class A units were exchanged. Options granted pursuant to the Exchange have an exercise price of $6.00 per unit (Note 3), the estimated fair value of the Company as of October 31, 2014. Options granted pursuant to the Exchange have the same vesting schedule as the original award. The Exchange resulted in a modification charge of $1.1 million, of which $668,000 was expensed immediately during the first quarter of 2015 and the remaining amount will be recognized over the vesting periods of each award. These vesting periods range from one to two years.

        The following table summarizes information about unit options outstanding at September 30, 2015 and December 31, 2014 and 2013:

	Options Outstanding
					Options Exercisable
			Weighted Average Remaining Contractual Term (years)
	Units	Weighted Average Exercise Price		Aggregate Intrinsic Value (in thousands)	Units	Weighted Average Exercise Price
Balance December 31, 2012	1,749,387	$5.60	9.13	$—	359,048	$5.60
Granted	2,240,510	11.25
Forfeited	(152,987)	5.60

Balance December 31, 2013	3,836,910	$8.90	9.19	$—	814,572	$5.61

Granted	1,529,000	6.32
Exercised	(8,505)	6.05
Forfeited	(760,443)	9.03

Balance December 31, 2014	4,596,962	$8.02	8.63	$—	1,731,137	$7.77

Granted	164,083	6.00
Exercised	(10)	5.60
Forfeited	(1,038,855)	8.96

Balance September 30, 2015	3,722,180	$5.90	7.92	$—	1,957,206	$5.80

        The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value calculated as the difference between the fair value of the Company's Class A membership units at

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

10. Unit-based Compensation (Continued)

September 30, 2015 ($5.00 per unit; Note 3) and the exercise price, multiplied by the related in-the-money options that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the fair value of the Company's membership units. There were 7,822 options exercised during 2014 that were in-the-money, with an aggregate intrinsic value at time of exercise of $7,000 and 10 options exercised during the first nine months of 2015 that were in-the-money, with an aggregate intrinsic value at time of exercise of $4.00. No options were exercised for the year ended December 31, 2013.

        The assumptions relating to the valuation of the Company's employee unit options granted during 2015, 2014 and 2013 are shown below.

September 30, 2015 Assumptions	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$4.35	$4.57
Volatility	89.20%	93.83%
Risk-free interest rate	1.66%	1.73%
Expected life	5.8 years	6.0 years
Expected dividend yield	0%	0%

2014 Assumptions	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$4.42	$4.27
Volatility	92.77%	78.96%
Risk-free interest rate	1.73%	1.79%
Expected life	5.5 years	6.0 years
Expected dividend yield	0%	0%

2013 Assumptions	One year vest schedule	Three year vest schedule
Weighted average fair value of grants	$6.18	$6.38
Volatility	60.99%	61.65%
Risk-free interest rate	1.81%	1.99%
Expected life	5.5 years	5.8 years
Expected dividend yield	0%	0%

        In December 2014, the board of managers approved an option grant to the chief executive officer with an exercise price of $6.00 to purchase a number of units equal to 5% of the total issued and outstanding units of the Company (after, in the event of an IPO, giving effect to the exercise and conversion of certain exercisable and convertible securities and after giving effect to consummating the Company's IPO) calculated on the earliest to occur of 1) a sale of the Company, 2) the date on which the Company consummates an IPO and 3) the date the key employee ceases to be a service provider to the Company. This option grant was issued in March 2015 when the terms of the agreement were finalized. Since the number of units to be issued is uncertain no compensation expense will be recorded until the number of units granted pursuant to the option grant can be determined. The option agreement issued to Dr. Waksal in March 2015 was replaced in its entirety by an option agreement

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

10. Unit-based Compensation (Continued)

dated December 31, 2015, which reflected an option under our 2011 Equity Incentive Plan to purchase up to 5,000,000 Class A membership units (Note 18).

2014 Long-term Incentive Plan ("LTIP")

        The LTIP was adopted in May 2014 and amended in December 2014. Under the LTIP, the board of managers may grant up to 10% of the equity value of the Company including the following types of awards:

  •
  Equity Appreciation Rights Units ("EAR units") whereby the holder would possess the right to a payment equal to the appreciation in value of the designated underlying equity from the grant date to the determination date. Such value is calculated as the product of the excess of the fair market value on the determination date of one EAR unit over the base price specified in the grant agreement and the number of EAR units specified by the award, or, when applicable, the portion thereof which is exercised.

  •
  Performance Awards which become payable on the attainment of one or more performance goals established by the Plan Administrator. No performance period shall end prior to an Initial Public Offering ("IPO") or Change in Control (the "Determination Date").

        The board of managers has the authority, at its discretion, to determine the terms and conditions of any LTIP grant, including vesting schedule.

        In December 2014, certain key employees were granted a total of 8,500 EAR units with a base price of $6.00 per unit, expiring 10 years from the grant date (the "Award"). Each unit entitles the holder to a payment amount equal to 0.001% of the fair market value of all of the outstanding equity in the Company on a fully diluted basis assuming the exercise of all derivative securities as of the Determination Date. The number of EAR units shall be adjusted to equal a certain percentage of the Company's common equity securities determined on a fully diluted basis, assuming exercise of all derivative securities including any convertible debt instruments, on the first trading date following the Determination Date.

        The EAR units vest based on the earlier of (a) the expiration date if an IPO is consummated on or before that date or (b) the date of a change in control that occurs after the submission date of a Form S-1 registration statement to the SEC but prior to the expiration date. The EAR units also vest upon achieving certain predetermined stock price targets subject to continuing service through the date of the Form S-1 submission. The payment amount with respect to the holder's EAR units will be determined using the highest fair market value during the period beginning on the applicable vesting date and ending on the date settled. Each payment under the Award will be made in a lump sum and is considered a separate payment. The Company reserves the right to make payment in the form of common stock following the consummation of an IPO or in connection with a change in control, subject to the terms of the LTIP. The holder has no right to demand a particular form of payment.

        A total of 8,500 units were granted under the LTIP at September 30, 2015 and December 31, 2014. The liability and associated compensation expense for these awards will not be recognized until a liquidity event is consummated. No compensation expense has been recorded under the LTIP through September 30, 2015.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

10. Unit-based Compensation (Continued)

Warrants

        The following table summarizes information about warrants outstanding at September 30, 2015, December 31, 2014 and 2013:

	Warrants	Weighted average exercise price
Balance December 31, 2013	4,620,139	$12.62

Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance December 31, 2014	4,620,139	$11.10

Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance September 30, 2015	4,620,139	$11.10

        As of September 30, 2015 and December 31, 2014, 2,287,948 warrants have an exercise price of (i) $9.50 until the Company's initial public offering and (ii) from and after the Company's initial Public Offering, the lesser of (x) $9.50 and (y) 85% of the per Class A Unit price in such initial public offering. The table above reflects an exercise price of $9.50 per unit.

        In conjunction with 2015 Credit Agreement, warrants to purchase $6.3 million of Class A units were issued to two lenders, which are not reflected in the table above as the number of warrants to be issued is not determinable.

11. Short-term Accrued Expenses

        Short-term accrued expenses as of September 30, 2015, December 31, 2014 and 2013 include the following (in thousands):

	September 30,	December 31,	December 31,
	2015	2014	2013
Commission payable	$2,395	$2,373	$8,234
Accrued bonus	1,472	1,413	6,275
Other compensation and benefits	2,256	1,297	959
Purchase commitment	1,866	3,442	5,082
Financing costs	2,515	—	—
Threatened litigation	10,350	—	2,250
Royalty arrangements	3,622	1,224	1,625
Other	2,441	1,835	1,152

Total accrued expenses	$26,917	$11,584	$25,577

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

11. Short-term Accrued Expenses (Continued)

Commission Payable

        On January 30, 2014 the Company entered into an agreement to settle an obligation with a book value of $8.2 million as of December 31, 2013 for $7.2 million. The resulting gain of $1.0 million was recognized in the first quarter of 2014. To satisfy the obligation, the Company issued 47,081 Class A membership units with an estimated value of $530,000 and the remaining $6.7 million was settled in cash.

        During 2014, the Company raised $39.5 million in gross proceeds, $36.4 million net of $3.1 million in transaction costs, through the issuance of 3,438,984 Class E units. Of the $3.1 million in transaction costs, $2.4 million remains in accrued liabilities as of September 30, 2015 and December 31, 2014 relating to commissions to third parties for Class E raises.

Accrued Bonus

        Accrued bonus balances represent anticipated bonus compensation to be paid to employees resulting from past services performed. The accrued bonus at September 30, 2015 includes $366,000 of bonus compensation for 2014 that was paid in November 2015.

Purchase Commitment

        The Company has a liability for previously purchased Infergen inventory. This liability is payable in Euros and, as such, is subject to exchange rate fluctuations. The underlying inventory has been fully reserved for as the Company has discontinued sale of Infergen product and divested the worldwide property rights (Note 9). Losses of $22,000 and $128,000 are included in write-down of inventory on the Company's consolidated statements of operations for the years ended December 31, 2014 and 2013, respectively. Gains of $225,000 and $82,000 are included in write-down of inventory on the Company's consolidated statements of operations for the nine months ended September 30, 2015 and 2014, respectively. Purchase commitment liabilities of $1.9 million, $3.4 million and $5.1 million are recorded as of September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

Threatened Litigation

        During 2013 the Company received a threat of litigation concerning compensation for fundraising efforts. The Company has estimated the fair value of the settlement to be $2.3 million; this amount was settled during 2013, and 200,000 Class A membership units were issued to settle the obligation during 2014.

        During 2015, the Company received a demand for the issuance of additional equity under a letter agreement with a third party that was entered into in November 2014. The Company is currently negotiating a settlement and estimates the settlement to be approximately 900,000 Class E Membership Units, which has been expensed to selling, general and administrative expense in September 2015. The fair value of such Class E Units is approximately $10.4 million.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

11. Short-term Accrued Expenses (Continued)

Royalty Arrangements

        The Company has contracts with third parties, which require the Company to make royalty payments based on the sales revenue of the products specified in the contract. The Company records royalty expense as the associated sales are recognized, and classifies such amounts as selling, general and administrative expenses in the accompanying consolidated statements of operations. Royalty payable was $3.6 million, $1.2 million and $1.6 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. These royalties are generally paid quarterly. Royalty expense was $6.5 million and $5.3 million for the years ended December 31, 2014 and 2013, respectively, and $2.1 million and $5.7 million for the nine months ended September 30, 2015 and 2014, respectively. Approximately $2.6 million of the royalty payable is an estimate of the prepaid royalty that we expect will have to be refunded to the Company's commercial partner (Note 4).

12. 401(k) Profit-Sharing Plan

        In October 2011, the Company began sponsoring a qualified Tax Deferred Savings Plan (401(k)) for all eligible employees of the Company and its subsidiaries. Participation in the plan is voluntary. Participating employees may defer up to 75% of their compensation up to the maximum prescribed by the Internal Revenue Code. The Company has an obligation to match non-highly compensated employee contributions of up to 6% of deferrals and also has the option to make discretionary matching contributions and profit sharing contributions to the plan annually, as determined by the Company's board of managers. The plan's effective date is October 1, 2011 and incorporates funds converted from the Kadmon Pharmaceuticals Profit Sharing Plan.

        The Company expensed employer matching contributions of $373,000 and $324,000 for the years ended December 31, 2014 and 2013, respectively, and $242,000 and $297,000 for the nine months ended September 30, 2015 and 2014, respectively. The Company made disbursements of $342,000 and $346,000 for the years ended December 31, 2014 and 2013, respectively, and $380,000 and $342,000 for the nine months ended September 30, 2015 and 2014, respectively. The Company disburses employer matching contributions during the first quarter following the plan year, and the 2014 employer matching contribution was funded during the first quarter of 2015.

13. Commitments

Lease Commitments

        The Company has three primary operating locations which are occupied under long-term leasing arrangements. In October 2010, Kadmon Corporation entered into a corporate headquarters and laboratory lease in New York, New York, expiring in February 2021 and opened a secured letter of credit with a third party financial institution in lieu of a security deposit for $2.0 million. Since inception there have been four amendments to this lease agreement, which have altered office and laboratory capacity and extended the lease term through October 2024. Rental expense for this lease amounted to $5.5 million and $5.9 million for the years ended December 31, 2014 and 2013, respectively, and $3.5 million and $2.9 million for the nine months ended September 30, 2015 and 2014, respectively. During future years, the base rent amount associated with these premises will increase 3.5% annually. The Company has the ability to extend portions of the lease on the same terms and

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

13. Commitments (Continued)

conditions as the current lease, except that the base rent will be adjusted to the fair market rental rate for the building based on the rental rate for comparable space in the building at the time of extension.

        The Company is party to an operating lease in Warrendale, Pennsylvania (Kadmon Pharmaceuticals headquarters and distribution center), which expires on September 30, 2019, with a five-year renewal option. Rental payments under the renewal period will be at market rates determined from the average rentals of similar tenants in the same industrial park. Rental expense for this lease was $594,000 and $419,000 for the years ended December 31, 2014 and 2013, respectively, and $461,000 and $436,000 for the nine months ended September 30, 2015 and 2014, respectively.

        In August 2015, the Company entered into an office lease agreement in Cambridge, MA (the Company's new clinical office), expiring in April 2023 and opened a secured letter of credit with a third party financial institution in lieu of a security deposit for $91,000.

        Future minimum rental payments under noncancellable leases are as follows (in thousands) as of September 30, 2015:

Year ending December 31,	Amount
2015 (3 months)	$1,247
2016	5,414
2017	5,625
2018	5,768
2019	5,780
Thereafter	27,353

Total	$51,187

Licensing Commitments

        The Company has entered into several license and collaboration agreements for products currently under development (Note 9). Firm payment commitments under those agreements are as follows (in thousands) as of September 30, 2015:

Year ending December 31,	Amount
2015 (3 months)	$62
2016	144
2017	175
2018	163
2019	160
Thereafter	160

Total	$864

        The Company has commitments of $2.0 million annually until the date of the first sale of the drug PH906, licensed from Yale University, that are not included in the table above (Note 9).

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

13. Commitments (Continued)

        The Company may be obligated in future periods to make additional payments, which would become due and payable only upon the achievement of certain research and development, regulatory, and approval milestones. The specific timing of such milestones cannot be predicted and depends upon future discretionary clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including action which may never occur). These additional contingent milestone payments aggregate to $1.1 billion. Any payments made prior to FDA approval will be expensed as research and development. Payments made after FDA approval will be capitalized.

        Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the realization of sales revenues and sublicense revenues. Due to the long-range nature of such commercial milestones, they are neither probable at this time nor predictable, and consequently are not included in the additional contingent milestone payment amount.

Employment Agreements

        Certain employees have agreements which provide for minimum payouts in the event that the Company consummates an initial public offering or conducts a sale of the Company. Two former employees of the Company will receive $1.25 million each upon the consummation of an initial public offering and the amount of compensation due to others as a result of these events is contingent upon the valuation of the Company at the time of the transaction. Certain employment agreements also provide for routine severance compensation. The Company has recorded a current liability for such agreements of $622,000, $107,000 and $68,000 at September 30, 2015, December 31, 2014 and December 31, 2013, respectively.

14. Contingencies

        The Company is subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the various proceedings brought against it, are without merit, and that it has adequate product liability and other insurance to cover any claims, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of legal matters. Should the Company determine that any future obligations will exist, the Company will record expense equal to the amount which is deemed probable and estimable.

Legal Proceedings

The Rosenfeld Litigation

        On February 3, 2014, Dr. Steven Rosenfeld filed a complaint against Dr. Samuel D. Waksal and the Company alleging that Dr. Samuel D. Waksal, the former Chairman and CEO of Kadmon, agreed to compensate Rosenfeld and defendant Joel Schreiber for raising capital for the Company. Dr. Samuel D. Waksal and the Company moved to dismiss the Rosenfeld complaint based on the statute of frauds because Rosenfeld failed to allege that he had a signed agreement with the Company. Rosenfeld then filed an amended complaint alleging that the agreement with Dr. Samuel D. Waksal had been signed. Dr. Samuel D. Waksal and the Company moved to dismiss the amended complaint. In his opposition to the motion to dismiss the amended complaint, Rosenfeld claimed that the agreement

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

14. Contingencies (Continued)

had been signed, but that it had been lost in a flood in his offices. On October 16, 2014, the court dismissed the original complaint as a nullity, and dismissed the amended complaint for failure to satisfy the statute of frauds. The court gave Rosenfeld sixty days to file a second amended complaint, which Rosenfeld did on December 4, 2014. Dr. Samuel D. Waksal and the Company moved to dismiss this second amended complaint because of its failure to satisfy the statute of frauds and its failure to state a cause of action for breach of contract. Oral argument was held on June 9, 2015 and the court ruled in favor of Rosenfeld and did not dismiss the second amended complaint. The Company is appealing the trial court's June 9, 2015 decision and proceeding with discovery. The Company believes it has a strong defense and that it is reasonably possible, but not probable, that we will have an unfavorable outcome in this matter. No accrual for any potential loss related to this litigation has been recognized as of September 30, 2015.

The Belesis Litigation

        In June 2015, a complaint was filed in the Southern District of New York by Anastasios Thomas Belesis (the former head of John Thomas Financial, Inc.) ("Tommy Belesis"), and ATB Holding Company, LLC, (together with Tommy Belesis, "Belesis") against the Company and its Subsidiaries, and certain executives thereof. The complaint alleges that there was an agreement in August 2010 for Dr. Samuel D. Waksal to personally convey an amount of the Company's units to Belesis; that in June 2012, there was a proposal to void the transfer of the Company's units in exchange for $15 million at a liquidity event, which Belesis accepted; and that to date, Belesis has not been paid the $15 million or any such Company units. Defendants' motion to dismiss was filed on September 17, 2015. Plaintiffs' opposition was filed on October 1, 2015 and Defendants' reply papers were filed on October 8, 2015. The Company believes that the claims have no merit and intends to vigorously defend this action. No accrual for any potential loss related to this litigation has been recognized as of September 30, 2015.

15. Concentrations

Major Customers

        Sales to three major customers aggregate approximately 14% of the Company's net sales for the years ended December 31, 2014 and 2013. Net accounts receivable from these wholesale distributors totaled $497,000 and $395,000 at December 31, 2014 and 2013, respectively. Sales to two major customers aggregate approximately 34% and 26% of the Company's net sales for the nine months ended September 30, 2015 and 2014. Net accounts receivable from these customers totaled $3.9 million and $597,000 at September 30, 2015 and December 31, 2014, respectively.

Major Suppliers

        Due to requirements of the U.S. Food and Drug Administration and other factors, the Company is generally unable to make immediate changes to its supplier arrangements. Manufacturing services related to each of the Company's pharmaceutical products are primarily provided by a single source. The Company's raw materials are also provided by a single source for each product. Management attempts to mitigate this risk through long-term contracts and inventory safety stock.

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

16. Related Party Transactions

        As of December 31, 2014 and September 30, 2015 Kadmon I holds approximately 70% and 66% of the total outstanding Class A membership units of Kadmon Holdings, respectively (Note 3). The sole manager of Kadmon I is also a key employee of the Company. Kadmon I has no special rights or preferences in connection with its investment into Kadmon Holdings, and has the same rights as all other holders of Kadmon Holdings Class A membership units.

        In October 2011, a key employee issued an equity instrument for which the underlying value is based on Class A membership units and is redeemable for cash upon the occurrence of a liquidity event. As of the date of issuance of this instrument, a liability was recorded based on fair value of the instrument. The liability is subsequently marked to market using a Black-Scholes calculation. The total liability for this instrument was $46,000, $275,000 and $1.2 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively (Note 6).

        During 2013, a family member of a key employee and the chief executive officer and member provided the Company with and was repaid a loan amount of $500,000.

        In November 2013, a third party organization that is affiliated with a member of the board of managers purchased 21,657 Class A membership units at a price of $21.24 per Class A unit.

        During 2014 the chief executive officer and member, a family member of a key employee and the chief executive officer and member and an executive officer provided the Company with short-term, interest-free loans to meet operating obligations. During this time the maximum amount which was outstanding in the aggregate was $3.5 million and was recorded as a related party loan on the Company's balance sheet. As of December 31, 2014, $3.0 million was outstanding to the chief executive officer and member and $500,000 was outstanding to a family member of a key employee and the chief executive officer and member. The $500,000 related party loan with a family member of a key employee and the chief executive officer and member was settled in January 2015 through the issuance of 43,478 Class E, Series E-1 units. As of September 30, 2015, the $3.0 million related party loan with the chief executive officer and member is still outstanding and is expected to be settled during the first half of 2016.

        In April 2015, the Company executed several agreements which transferred the Company's ownership of KGT to MeiraGTx, a wholly-owned subsidiary of the Company. The execution of all these agreements results in a 48% ownership in MeiraGTx by the Company, or a $24 million equity investment (Note 9).

        In July and August 2015, a family member of an executive officer and member provided the Company with interest-free loans totaling $2.0 million. The loans were repaid in full in August 2015.

17. Income Taxes

        The Company files a combined tax return for Kadmon Holdings, LLC and its domestic and international subsidiaries, all of which are wholly owned. Where permitted, the Company files combined state returns, but in some instances separate company returns for certain subsidiaries on a stand-alone basis are required.

        For the period January 1, 2010 through September 15, 2010, Kadmon Pharmaceuticals was taxed as a partnership. The loss for this period was passed through directly to its partners and therefore was

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

17. Income Taxes (Continued)

not included in calculating the net operating loss carryforward. On September 16, 2010, the Company made the election for Kadmon Holdings, LLC and all subsidiaries to be taxed as a corporation. The loss for the period (September 16, 2010 through December 31, 2010) was included in the calculation of the net operating loss and deferred tax benefit.

        The income tax provision consists of the following components (in thousands):

	For the Year Ended December 31,
	2014	2013
Current tax expense (benefit)
Federal	$—	$—
State	—	—

Total	$—	$—

Deferred tax expense (benefit)
Federal	$16	$(1)
State	(45)	2

Total	$(29)	$1

        The income tax expense differs from the expense that would result from applying federal statutory rates to loss before income taxes as follows (in thousands):

	For the Year Ended December 31,
	2014		2013
	Amount	Rate	Amount	Rate
Expected federal statutory income tax	$(22,535)	–35.00%	$(36,065)	–35.00%
State income taxes, net of federal benefits	(1,232)	–1.85%	(3,996)	–3.88%
Other	(4,155)	–6.92%	(1,261)	–1.22%
Valuation allowance	27,951	43.82%	41,323	40.10%

Income tax expense	29	0.05%	1	0.00%

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

17. Income Taxes (Continued)

        Deferred income tax expense results primarily from the timing of temporary differences between the tax and financial statement carrying amounts of goodwill. The net deferred tax asset and liability in the accompanying consolidated balance sheets consists of the following components (in thousands):

	For the Year Ended December 31,
	2014	2013
Deferred tax assets
Net operating loss carryforward	$89,983	$76,756
Capitalized research and development	57,180	48,829
Organization costs	60	67
Depreciation	813	732
Intangibles	33,252	30,340
Inventory reserve	6,242	2,854

Total deferred tax assets	187,530	159,578

Deferred tax liability
Goodwill	(1,352)	(1,381)

Total deferred tax liability	(1,352)	(1,381)

Total deferred tax assets, net	186,178	158,197
Valuation allowance	(187,530)	(159,578)
Deferred tax liability	$(1,352)	$(1,381)

        As of December 31, 2014, the Company has $383.5 million of unused federal and state net operating loss carryforwards that may be applied against future taxable income. These carryforwards expire at various dates through December 31, 2034.

        The Company has fully reserved the deferred tax asset as it does not meet the applicable criteria of ASC 740. The change in deferred tax liability has been recognized as income tax (benefit) / expense in the consolidated statements of operations for the years ended December 31, 2014 and 2013 and for the nine months ended September 30, 2015 and 2014.

        The federal income tax return for the period of September 16, 2010 through December 31, 2010 was audited by the Internal Revenue Service during 2012 and early 2013. As a result of the audit, the Company's operating loss carryforwards were reduced by $1.4 million, which is reflected in the table above. The Company may be subject to income tax examinations by taxing authorities for all other activity since the inception of the Company.

18. Subsequent Events

Financing

        In October 2015 and November 2015, the Company borrowed an additional $5.5 million and $15.0 million, respectively, and incurred $0.4 million in transaction costs under the $130 million Second-Lien Convert with three additional lenders bringing the total borrowings under the Second-Lien Convert to $114.8 million, including $2.3 million in third party fees. The Company also raised

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

18. Subsequent Events (Continued)

$10.0 million through the issuance of Class E units in October 2015 pursuant to a license agreement entered into with Jinghua Pharmaceutical Group Co., Ltd to develop products using human monoclonal antibodies and $275,000 through the issuance of Class E units to other third party investors in December 2015.

Unit-based compensation

        In December 2015, the option agreement entered into with the Company's Chief Executive Officer (Note 10) was replaced in its entirety by an option agreement dated December 31, 2015 so that the number of units is set to 5,000,000 unit options valued at $15.2 million which will be recognized as compensation expense over the vesting term. The options vest 1/3 at the grant date, 1/3 in August 2016 and 1/3 in August 2017. While the awards vest over this term they are not exercisable until the occurrence of the Calculation Date. The Calculation Date is defined as the earliest to occur of 1) a sale of the Company (as defined in the Company's second amended and restated limited liability company agreement dated as of June 27, 2014), 2) the date on which the Company consummates an IPO and 3) the date the key employee ceases to be a service provider to the Company.

        In December 2015, the Company also granted a total of 2,335,500 unit options to employees, directors and consultants and will record compensation expense of $7.9 million to be recognized over a weighted average period of 2.0 years as of December 31, 2015.

        In December 2015, certain key employees were granted a total of 1,250 EAR units with a base price of $6.00 per unit, expiring 10 years from the grant date.

Separation Agreement with Dr. Samuel D. Waksal

        Dr. Samuel D. Waksal founded our company in October 2010 and, until August 2014, was the chairman of our board of managers and our Chief Executive Officer. In August 2014, he stepped down as our Chief Executive Officer and became our Chief of Innovation, Science and Strategy. In July 2015, Dr. Samuel D. Waksal resigned as chairman of our board of managers.

        Effective as of February 8, 2016, Dr. Samuel D. Waksal resigned from all positions with us and is no longer employed by us in any capacity. We do not intend for Dr. Samuel D. Waksal to become an employee, provide any ongoing consulting services or rejoin the Board of Directors.

        In connection with his resignation, we entered into a separation agreement with Dr. Samuel D. Waksal terminating his employment with us and providing that he shall perform no further paid or unpaid services for us whether as employee, consultant, contractor or any other service provider. The principal provisions of the separation agreement are summarized below.

Severance and Other Payments

        We have agreed to make a series of payments (all subject to withholding taxes) to Dr. Samuel D. Waksal, some of which are contingent, structured as follows:

  •
  a $3.0 million severance payment, of which the first $1.0 million will be payable during the first year after February 8, 2016, with the remaining $2.0 million to be payable during the two years commencing with the first anniversary of the start of payments of the first $1.0 million;

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

18. Subsequent Events (Continued)

  •
  supplemental conditional payments of up to $6.75 million in the aggregate that are payable in 2017 ($2.25 million), 2018 ($2.25 million) and 2019 ($2.25 million) if specified benchmarks related to the valuation of our company implied by the public offering price per share in this offering, the net proceeds to us from this offering and our equity market capitalization on specified dates are achieved and subject to our having cash and cash equivalents less payables of $50 million or more on the dates when we make those payments;

  •
  an amount equal to five percent (up to a maximum of $15 million) of any cash received by us or guaranteed cash payments (as defined) payable to us pursuant to the first three business development programs that we enter into on or before February 8, 2019 to research, develop, market or commercialize our ROCK2 program or our immuno-oncology program. For purposes of the separation agreement, ROCK2 program is defined to mean pathways involving ROCK2 or other pathways effecting autoimmunity, fibrosis, cancer or neurodegenerative diseases; immuno-oncology program is defined to mean antibodies or small molecules involved in inducing the immune system to make an anti-tumor response; and guaranteed cash payments is defined to mean payments to us of cash contractually provided for pursuant to an agreement entered into by us with respect to a business development program, which payments are not subject to our meeting any milestones or thresholds. If the aggregate cash and guaranteed cash payments received by us pursuant to any business development program exceed $800 million before the completion of this offering, the equity market capitalization requirements that must be met for Dr. Waksal to earn the supplemental payments of up to $6.75 million described above shall be deemed fulfilled, regardless of our equity market capitalization at the applicable time.

LTIP Award

        With regard to the award of 5,000 EAR units granted to Dr. Samuel D. Waksal in December 2014, the separation agreement provides that:

  •
  by virtue of his separation from us, Dr. Waksal acknowledges that he is no longer entitled to vesting at December 16, 2024 based on the occurrence of an initial public offering on or before that date and continued service through that date;

  •
  the service component included in the vesting condition related to the occurrence of a change of control after an initial public offering but before December 16, 2024 is now satisfied;

  •
  the service component included in the vesting condition related to the occurrence of a 333% increase in the fair market value of each EAR unit from the $6.00 grant price per unit before December 16, 2024 is now satisfied; and

  •
  Dr. Waksal's EAR Units shall not be subject to forfeiture, termination or recapture payment for violation of the restrictive covenants contained in the 2014 LTIP.

Lock-up Agreement

        Dr. Samuel D. Waksal has agreed to enter into a 180-day lock-up agreement in connection with this offering. If requested by the managing underwriters in any subsequent offering at the time of which Dr. Waksal owns five percent or more our common stock, he will enter into a lock-up agreement for a

Kadmon Holdings, LLC and Subsidiaries

Notes to consolidated financial statements (Continued)

(unaudited as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014)

18. Subsequent Events (Continued)

period not to exceed 90 days and in the form customarily requested by the managing underwriters for that offering (subject to mutually agreed exceptions), so long as other equityholders enter into substantially similar lock-up agreements. If any of our equityholders that signs a lock-up agreement is released from its provisions by the managing underwriters, Dr. Waksal will also be released from his lock-up agreement.

Covenants

        The separation agreement contains customary non-solicitation, non-competition and non-disparagement provisions that continue in effect until February 8, 2019. In addition, Dr. Samuel D. Waksal agrees to make himself available, at our expense, to assist us in protecting our ownership of intellectual property and in accessing his knowledge of scientific and/or research and development efforts undertaken during his employment with us.

Releases

        The separation agreement provides for mutual releases by the parties and related persons of all claims arising out of Dr. Samuel D. Waksal's relationship with us as employee, founder, investor, member, owner, member or Chairman of the Board, Chief Executive Officer, or officer.

Other

        The Company evaluated subsequent events through February 8, 2016 in accordance with FASB ASC Topic 855, "Subsequent Events", and found no other events requiring disclosure.

                Shares

Kadmon Holdings, LLC

Common Stock

PRELIMINARY PROSPECTUS

Citigroup	RBC Capital Markets

        Through and including                        , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    , 2016

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, the FINRA filing fee and NYSE listing fee.

	Amount
U.S. Securities and Exchange Commission registration fee	$
FINRA filing fee		650
NYSE listing fee
Accountants' fees and expenses
Legal fees and expenses
Blue Sky fees and expenses
Transfer agent's fees and expenses
Printing and engraving expenses
Miscellaneous

Total expenses	$

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Upon completion of this offering, our certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation and bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (Securities Act), against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

Issuances of Units

Issuance of Class E Redeemable Convertible Membership Units

        In a series of closings through December 2, 2015, we have issued or sold an aggregate of 4,384,425 Class E redeemable convertible membership units at a value per unit of $11.50 to certain institutional and other investors, as well as certain members of our board of managers for an aggregate purchase price of $50.4 million.

Issuance of Class A Membership Units

        In a series of closings from inception through December 31, 2015, we issued and sold an aggregate of 36,139,349 Class A membership units to certain investors at various purchase prices ranging from $5.60 to $21.24 per unit for an aggregate purchase price of $281.6 million.

        For additional information, please see the section entitled "Description of Capital Stock".

Option Grants

        During 2013, we granted options under our 2011 Equity Incentive Plan, for an aggregate of 2,240,510 Class A membership units at a weighted average exercise price of $11.25 per Class A membership unit.

        During 2014, we granted options under our 2011 Equity Incentive Plan, for an aggregate of 1,529,000 Class A membership units at a weighted average exercise price of $6.32 per Class A membership unit.

        During 2015, we granted options under our 2011 Equity Incentive Plan, for an aggregate of 7,506,583 Class A membership units at a weighted average exercise price of $5.69 per Class A membership unit.

LTIP

        In December 2014, certain key employees were granted a total of 8,500 EAR units with a base price of $6.00 per unit, expiring 10 years from the grant date. In December 2015, certain key employees were granted a total of 1,250 EAR units with a base price of $6.00 per unit, expiring 10 years from the grant date. Each unit entitles the holder to a payment amount equal to 0.001% of the fair market value of all of our outstanding equity on a fully diluted basis assuming the exercise of all derivative securities as of the determination date. The number of EAR units shall be adjusted to equal a certain percentage of our common equity securities determined on a fully diluted basis, assuming the exercise of all derivative securities including any convertible debt instruments, on the first trading date following the determination date.

Equity Issued Pursuant to Credit Agreements

        In connection with our second amended credit agreement in June 2013, we issued three tranches of warrants as fees to the lenders which are redeemable for Class A membership units. In the aggregate, the first warrant tranche is redeemable for 1,119,618 Class A membership units at a strike price of $10.00 and exercisable as of the date of issuance. In the aggregate, the second warrant tranche is exercisable for 559,810 Class A membership units at a strike price of $13.75 and exercisable as of the date of issuance. In the aggregate, the third tranche is exercisable for 559,810 Class A membership units at a strike price of $16.50. The third warrant tranche is not exercisable until December 17, 2015, and will vest only if there are outstanding obligations under the second amended credit agreement, and contains a provision whereby the exercise price may decrease based on certain potential future events. All three warrant tranches contain a fixed number of units exercisable as of September 30, 2015.

        In connection with our first amended and restated convertible credit agreement in December 2013, we issued an additional 24,356, 12,177 and 12,177 of the first, second and third tranches of warrants, respectively, as fees to the lenders.

        In connection with the third amended credit agreement in November 2014, the strike price of all three tranches of warrants held by the lenders was amended to be the lower of $9.50 per unit or 85% of a future IPO price. In addition, the third tranche of warrants were vested immediately.

        The fair value of the warrants was $1.9 million, $3.2 million and $5.9 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The change in fair value of the warrants was ($4.1) million and ($130,000) for the years ended December 31, 2014 and 2013, respectively, and ($1.3) million and ($4.5) million for the nine months ended September 30, 2015 and 2014, respectively.

        In connection with the 2015 Credit Agreement, we issued warrants as fees to the lenders to purchase an aggregate of $6.3 million of our Class A membership units. The strike price of the warrants is 85% of the price per unit in an IPO or, if before an IPO, 85% of the deemed per unit equity value as defined in the 2015 Credit Agreement. The warrants are exercisable as of the earlier of an IPO or July 1, 2016.

        None of these instruments has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

Other Warrants

        On April 16, 2013, we issued warrants for the purchase of 300,000 Class A membership units at a strike price of $21.24 as consideration for fundraising efforts performed. None of these warrants has been exercised as of September 30, 2015, December 31, 2014 and December 31, 2013.

August 2015 Second-Lien Convertible Debt

        On August 28, 2015, we issued $94.3 million, including $2.3 million in third party fees, in aggregate principal amount of Second-Lien Convert. We issued $1.7 million and $0.6 million in aggregate principal amount of Second-Lien Convert related to the third party fees in September 2015 and November 2015, respectively. As such, the second-lien convertible debt balance as of September 30, 2015 includes $0.6 million in accrued fees, which we settled with additional issuances in November 2015.

        In October 2015 and November 2015, we borrowed an additional $5.5 million and $15.0 million, respectively, and incurred $0.6 million in transaction costs under the $130 million Second-Lien Convert with three additional lenders bringing the total borrowings under the Second-Lien Convert to $114.8 million, including $2.3 million in third-party fees.

        For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements."

Related Parties

        In December 2014, Dr. Samuel D. Waksal received an award of 5,000 EAR units under the 2014 LTIP with a base price of $6.00 per EAR unit. For further information, see "Equity Issuances to Related Parties—Other Equity Grants."

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities, including the transactions described under the title "Issuances of Units," were exempt from registration under the Securities Act by virtue of Section 4(a)(2), formerly 4(2), of the Securities Act, because the issuance of securities to the recipients did not involve a public offering, or were offered in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the unit certificates issued in these transactions. All recipients had adequate access, through their relationships with us or otherwise, to information about the us. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        The exhibit index attached hereto is incorporated herein by reference.

        (b)   Financial Statement Schedules.

        All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this            day of                        , 2016.

Kadmon Holdings, LLC
By:	Harlan W. Waksal President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Kadmon Holdings, LLC hereby severally constitute and appoint Dr. Harlan W. Waksal and Mr. Konstantin Poukalov, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Harlan W. Waksal	President and Chief Executive Officer (principal executive officer)	, 2016
Konstantin Poukalov	Chief Financial Officer (principal financial officer)	, 2016
Charles Darder	Controller (principal accounting officer)	, 2016
Bart M. Schwartz	Chairman of the Board of Managers	, 2016

Signature	Title	Date

Eugene Bauer	Director	, 2016
D. Dixon Boardman	Director	, 2016
Andrew B. Cohen	Director	, 2016
Alexandria Forbes	Director	, 2016
Treacy Gaffney	Director	, 2016
Thomas E. Shenk	Director	, 2016
Susan Wiviott	Director	, 2016
Louis Shengda Zan	Director	, 2016

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement

2.1	*	Plan of Conversion

3.1	*	Certificate of Incorporation of the Registrant (to be effective upon completion of the Registrant's conversion from a limited liability company to a corporation)

3.2	*	Bylaws of the Registrant (to be effective upon completion of the Registrant's conversion from a limited liability company to a corporation)

4.1	*	Specimen Stock Certificate evidencing the shares of common stock

5.1	*	Opinion of DLA Piper LLP (US)

10.1	*	Credit Agreement, dated August 28, 2015 between Kadmon Pharmaceuticals, LLC, the guarantors from time to time party thereto, the lenders from time to time party thereto and Perceptive Credit Opportunities Fund, L.P.

10.2	*	Third Amended and Restated Senior Secured Convertible Credit Agreement, dated August 28, 2015, between Kadmon Pharmaceuticals, LLC, the guarantors from time to time party thereto, the lenders from time to time party thereto and Macquarie US Trading LLC

10.3	*	Form of Second-Lien Convertible Paid-in-Kind Note

10.4	*	First Amended and Restated License Agreement, dated August 13, 2010, by and between Symphony Evolution, Inc. and Kadmon Corporation, LLC

10.5	*	Agreement and Plan of Merger, dated April 8, 2011, by and among Nano Terra, Inc., NT Acquisition, Inc., Surface Logix, Inc. and Dion Madsen

10.6	*	Sub-license Agreement, dated April 8, 2011, by and among NT Life Sciences, LLC, Kadmon Pharmaceuticals, LLC and Surface Logix, Inc.

10.7	*	Co-Promotion Agreement, dated February 24, 2014, by and between Valeant Pharmaceuticals North America LLC and Kadmon Pharmaceuticals LLC

10.8	*	Non-Exclusive License and Compound Library Sale Agreement, dated November 18, 2011, by and between Chiromics, LLC and Kadmon Corporation, LLC

10.9	*	Co-Promotion Agreement, dated June 1, 2015, by and between VIVUS and Kadmon

10.10	*	License Agreement, dated June 17, 2013, by and between Kadmon Pharmaceuticals, LLC and AbbVie Inc.

10.11	*	Amendment to License Agreement by and between Kadmon Pharmaceuticals, LLC and AbbVie Inc.

10.12	*	Non-Exclusive Patent License Agreement, dated June 20,2008, by and among Three Rivers Pharmaceuticals, LLC, Zydus Pharmaceuticals USA, Inc., and Cadila Healthcare Limited d/b/a Zydus-Cadila

10.13	*	Collaboration and License Agreement, dated November 20, 2015, by and between Kadmon Pharmaceuticals, LLC and Jinghua Pharmaceutical Group Co., Ltd.

10.14	*	Employment Agreement between Kadmon Corporation, LLC and Harlan W. Waksal, M.D., dated effective as of November 1, 2015

Exhibit Number		Description of Exhibit
10.15	*	Employment Agreement between Kadmon Corporation, LLC and Steven N. Gordon, dated and effective as of July 1, 2015

10.16	*	Separation Agreement, dated February 3, 2016, by and between Kadmon Holdings, LLC and Samuel D. Waksal, Ph.D.

10.17	*	Lease Agreement, dated October 28, 2010, by and between ARE-East River Science Park, LLC and Kadmon Pharmaceuticals, LLC

10.18	*	Kadmon Holdings, LLC 2011 Equity Incentive Plan, as amended.

10.19	*	Kadmon Holdings, LLC 2014 Long-Term Incentive Plan, as amended.

10.20	*	Kadmon Holdings, Inc. 2016 Equity Incentive Plan.

10.21	*	Kadmon Holdings, Inc. 2016 Employee Stock Purchase Plan.

21.1	*	Subsidiaries of the Registrant

23.1	*	Consent of BDO USA, LLP

23.2	*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on signature page)

*
To be filed by amendment.